Form 10-K405, Exhibit 13
period 1995-06-30
SCOPE INDUSTRIES
filed 1995-09-26
CIK 87864

                                     SCOPE
                                   INDUSTRIES
                                      1995

                                      58TH
                                     ANNUAL
                                     REPORT

                                      LOGO

Financial Highlights
- --------------------

For the years ended June 30,                                    1995            1994             1993
- -----------------------------------------------------------------------------------------------------
Operating sales and revenues                             $22,974,144     $23,332,933     $ 20,720,898
Investment and other income (loss)                         1,018,495       2,055,702       (9,086,521)
Net income (loss)                                        $ 1,441,093     $ 1,564,570     $(11,409,393)
Net income (loss) per share*                             $      1.15     $      1.24     $      (8.77)
Equity per share at end of year                          $     32.38     $     24.73     $      23.81
Shares outstanding at end of year                          1,244,865       1,261,436        1,274,961
* Based on weighted average number of shares outstanding.

President's Report
- ------------------

- --------------------------------------------------------------------------------

To Our Shareholders:

     Our earnings per share this 1995 fiscal year as compared to last year are, we believe, a good example of that old adage "things ain't what they seem to be". That is, for 1994 we reported earnings per share of $1.24 and this past year our earnings per share were $1.15, yet we believe that this year was essentially a better one for the Company. Our reasoning for the theme we're presenting, and if you don't care for the adage above you can choose, "you can't always believe what you see" -- is as follows.

     The previous year -- 1994 -- net income was $1,564,570; however, a component of net income was "investment and other income" which was $2,055,702, thus all the operating groups had a combined loss of about a half million dollars. On the other hand, in 1995 our "investment and other income" was $1,018,495 and net income was $1,441,093, so the operating groups had net income of over $400,000 and the positive difference between 1994 and 1995 for our operating groups was approximately $900,000. We believe that the substantial improvement by our operating companies is a much healthier and more meaningful result than the conditions in 1994. Furthermore, in 1995 we did have significant gains in the market value of our investments -- $2,777,290 -- but since they were not recognized (we didn't sell the securities) we didn't report that gain in our earnings. Nevertheless, such increases add to our true net worth.

     Another important development in 1995 for the Waste Material Recycling Group was the increase in tonnage of about 6% without increasing costs. Thus, despite an overall selling price decrease we maintained revenues while sharply increasing profits. This development enhances our competitive stance and bodes well as feed prices improve. Last but probably first in long term significance to our Waste Material Recycling Group -- the Dext Companies -- was the realignment and strengthening of our management structure. This change was caused by something many organizations experience and all dread -- the discovery that a respected and most trusted key executive has been involved in fraud and defalcation.

     We terminated for cause the chief operating officer of the Dext Companies at the end of the first fiscal quarter, and our insurer accepted our claim of defalcation by the discharged officer, and has reimbursed us per our insurance policy. To recover for other losses caused us by him, we have commenced a civil action now pending. The time and money expended in this situation has been significant, but since his termination we believe that management's more concentrated focus, improved communication, and heightened morale are contributing to a more cost effective operation. Consequently, our improved operations being coupled with higher animal feed prices, projects a significantly better profit picture for 1996.

     In our Vocational School Group -- Marinello Schools of Beauty -- we instituted a major policy change in our enrollment program and continued with school site relocations and facility upgrading. The major changes in our enrollment policy, the closing of some schools, and the costs of school relocations were the principal causes of the Vocational School Group's substantial loss in 1995. However, now we are realizing the benefits of our new enrollment policy, the better school locations, and the improved morale of staff and students. We expect a very substantial improvement in earnings from Marinello for this new year.

     We wish to thank our customers and vendors for their business and services, our employees for their efforts and dedication, and our shareholders for their trust and support.

Respectfully yours,

/s/ MEYER LUSKIN
- -------------------------------------
Meyer Luskin
Chairman of the Board
President and Chief Executive Officer

Five-Year Review -- Selected Financial Data
- -------------------------------------------

For the years ended June 30,                1995          1994           1993          1992          1991
- ---------------------------------------------------------------------------------------------------------
OPERATIONS
Operating Sales and Revenues         $22,974,144   $23,332,933   $ 20,720,898   $20,766,909   $15,998,796
Operating Cost and Expenses:
Cost of sales and operating
  expenses                            16,261,918    16,556,054     17,099,128    16,897,583    13,389,672
Depreciation and amortization          2,234,177     2,250,183      2,338,019     2,548,140     2,393,379
General and administrative             3,905,451     4,982,828      5,256,623     4,326,150     2,962,392
Changes in provision for litigation                                (1,100,000)     (205,000)   (1,763,211)
                                     -----------   -----------   ------------   -----------   -----------
                                      22,401,546    23,789,065     23,593,770    23,566,873    16,982,232
                                     -----------   -----------   ------------   -----------   -----------
                                         572,598      (456,132)    (2,872,872)   (2,799,964)     (983,436)
Other Income (Expense):
Investment and other income (loss)     1,023,348     2,064,662     (9,081,021)    1,483,490     2,315,319
Interest credit (expense)                 (4,853)       (8,960)        (5,500)       88,254       315,990
                                     -----------   -----------   ------------   -----------   -----------
Income (loss) before taxes             1,591,093     1,599,570    (11,959,393)   (1,228,220)    1,647,873
Provision (benefit) for income
  taxes                                  150,000        35,000       (550,000)     (550,000)       50,000
                                     -----------   -----------   ------------   -----------   -----------
        Net income (loss)            $ 1,441,093   $ 1,564,570   $(11,409,393)  $  (678,220)  $ 1,597,873
                                     -----------   -----------   ------------   -----------   -----------
Net income (loss) per share          $      1.15   $      1.24   $      (8.77)  $     (0.51)  $      1.19
                                     -----------   -----------   ------------   -----------   -----------
Weighted average number of shares
  outstanding                          1,255,101     1,266,105      1,301,592     1,329,015     1,344,692
                                     -----------   -----------   ------------   -----------   -----------
FINANCIAL PERFORMANCE
Net income (loss) as a percent of
  revenues                                 6.27%         6.71%        -55.06%        -3.27%         9.99%
Cash dividend per share              $      0.35   $      0.30   $       0.60   $      0.60   $      0.60
Capital expenditures                 $ 2,208,936   $ 2,630,917   $  2,057,424   $ 2,399,166   $ 2,976,452
FINANCIAL POSITION
Total assets                         $43,068,278   $34,218,320   $ 33,245,959   $44,310,193   $49,833,049
Shareowners' equity                  $40,303,613   $31,194,624   $ 30,359,528   $40,297,847   $45,885,513
Equity per share at end of year      $     32.38   $     24.73   $      23.81   $     30.62   $     34.28
Shares outstanding at end of year      1,244,865     1,261,436      1,274,961     1,315,961     1,338,561

Unaudited Quarterly Financial Data
- ----------------------------------

                                       First         Second          Third         Fourth
                                     Quarter        Quarter        Quarter        Quarter            Year
- ---------------------------------------------------------------------------------------------------------
1995:
Operating sales and revenues      $5,818,424     $5,735,985     $5,536,479     $5,883,256     $22,974,144
Gross profit                       1,245,938      1,119,339        928,413      1,299,341       4,593,031
Net income                        $  299,370     $  241,378     $  284,821     $  615,524     $ 1,441,093
                                  ----------     ----------     ----------     ----------     -----------
Net income per share*             $     0.24     $     0.19     $     0.23     $     0.49     $      1.15
                                  ----------     ----------     ----------     ----------     -----------
1994:
Operating sales and revenues      $5,818,026     $5,737,262     $5,719,172     $6,058,473     $23,332,933
Gross profit                       1,046,847      1,065,592      1,171,484      1,358,185       4,642,108
Net income (loss)                 $ (184,876)    $  668,187     $  208,948     $  872,311     $ 1,564,570
                                  ----------     ----------     ----------     ----------     -----------
Net income (loss) per share*      $    (0.15)    $     0.53     $     0.17     $     0.69     $      1.24
                                  ----------     ----------     ----------     ----------     -----------
* Per share amounts are based upon the weighted average number of shares outstanding.

Market Price Range
- ------------------

Scope Industries Common Stock

                                                                     1995                  1994
                                                               -----------------     -----------------
                                                                 High       Low        High       Low
- ------------------------------------------------------------------------------------------------------
1st Quarter                                                    $26.00     $25.13     $27.25     $24.75
2nd Quarter                                                     25.63      23.38      25.13      24.00
3rd Quarter                                                     24.88      23.13      26.38      24.50
4th Quarter                                                     25.13      23.38      26.25      25.50

     Cash dividends of 35c and 30c per share were paid during the years ended June 30, 1995 and 1994 respectively.

     There were 118 shareowners of record of common stock at August 21, 1995.

Management's Discussion and Analysis of
Operations and Financial Condition
- ---------------------------------------

- --------------------------------------------------------------------------------

Operating Results -- 1995 compared with 1994
     Revenues during fiscal 1995 were 1.5% lower than last year. Both the Waste Material Recycling and the Vocational School operations experienced a small decrease in their revenues from those reported last year. In both 1995 and 1994 Waste Material Recycling represented about 81% of total revenues and Vocational Schools about 17%. Tonnage volume for Waste Material Recycling increased 5.9% over last year and is the fourth consecutive year of increased tonnage volume for this business segment. Average unit prices for the Dried Bakery Product sold during the year were 6.6% below last year's average prices. Competing commodity prices were weaker this year than last and dictated the lower prices received for the tonnage sold. The tonnage increase was offset by the lower average price received. In the Vocational School Group, revenues were lower than last year by 3.5%. During the year, two school locations were closed and several unprofitable school district programs were dropped. By year end, the reduction in student population caused by these changes had been replaced by increased enrollments in the remaining thirteen school locations.
     Production costs for the Waste Material Recycling operations remained constant for the two years despite the increased tonnage in 1995. Vocational School operating costs were 7.0% lower in the current year than in the prior year, due in part to the closing of two locations. As the leases at three older locations expired during the 1995 year and another expired during the previous year, modernized and improved facilities were created in new school locations. Two other school locations are scheduled to move into new facilities next year. General and Administrative costs declined 21.6% from last year. Reduced legal expense was the major factor in achieving the lower costs.
     Investment and other income was $1,018,495 in 1995 and was $2,055,702 in 1994. The recognized gains from sale of investments were $1,486,613 lower in 1995 than in 1994. However, unrecognized gains which are not reflected in earnings, increased by $2,777,290. Federal tax net operating loss carryforwards were utilized to minimize current tax obligations in both years.
     Net income for 1995 was $1,441,093 or $1.15 per share. For 1994 net income was $1,564,570 or $1.24 per share.
Operating Results -- 1994 compared with 1993
     Revenues during fiscal 1994 were 12.6% above those for 1993. The increased revenues were primarily a result of higher sales prices for recycled bakery products. Competing commodity prices rose during 1994 and allowed recycled bakery product to command a higher unit price. Unit prices for recycled bakery product in 1994 were 13.0% above the average prices for the year before. Tonnage of recycled bakery product sold was 2.5% above the prior year's volume. As a result, 1994 revenues for that business segment were 16.7% above 1993 revenues. Vocational School Group revenues for the 1994 fiscal year were 1% below 1993 revenues. Student enrollment counts during fiscal 1994 were above the 1993 level but more of the students attended on a part time basis.
     Production costs for the bakery recycling operations in 1994 were 5.9% lower than in the prior year. Bulk handling of raw materials provided efficiencies at collection points and other transportation and production efficiencies contributed to the overall lower costs for the Waste Material Recycling segment. Operating costs in the Vocational Schools Group increased 8.8% over the prior year's level. Added costs were incurred for advertising and for instructional quality improvement. General and Administrative costs were 5.2% lower in 1994 compared to the year before as some of the burdensome legal costs the Company had incurred over the past few years began to abate. The reduced legal costs were partially offset by a higher provision for doubtful accounts in 1994.
     Net gains from the sales of investments and redemptions of bonds held were $1,779,311 in 1994 compared to $315,405 in 1993. These gains were reduced by losses of $160,000 and $10,143,784 for each year, respectively, recognized on certain securities due to declines in value which were deemed to be "other than temporary". Lone Star Industries, Inc. and Mesa, Inc. holdings accounted for nearly all of the 1993 recognized losses. The net investment and other income or loss, including the recognized gains and losses on investments, was a gain of $2,055,702 in 1994 compared to a loss of $9,086,521 in 1993. A Federal

Management's Discussion and Analysis of
Operations and Financial Condition -- Continued
- -----------------------------------------------

- --------------------------------------------------------------------------------

tax net operating loss carryforward was utilized to minimize 1994 tax obligations. Net tax benefits of $550,000 were recognized for 1993.
     Net income for 1994 was $1,564,570 or earnings of $1.24 per share. For 1993 a net loss of $11,409,393 or a loss of $8.77 per share was reported.

Capital Expenses/Liquidity
     The Company's capital expenditures were $2,208,936 in 1995, $2,630,917 in 1994 and $2,057,424 in 1993. Capital spending for the Waste Material Recycling segment represented 70% of the Company's total capital expenditures for 1995 and over 85% of the 1994 and 1993 capital expenditures. Trailer sized containers which compact the raw waste bakery product and make material collection handling and transportation more efficient have been an important method of controlling costs and establishing better long term relationships with raw material suppliers. These containers together with bulk handling transportation vehicles make up the largest share of the capital equipment purchases. The refurbishing of a major component of processing equipment at the Los Angeles recycling facility was completed during 1994. Installation of air pollution control equipment at the Baltimore recycling facility was begun in 1995 and is expected to be completed in early 1996. That project has been budgeted for capital expenditures of $800,000. Growth and expansion of our bakery recycling business is expected to continue. In 1994 and 1995, four of the beauty school facilities were moved to new locations and were completely furnished with new fixtures and attractive equipment. Within the next twelve months two other school locations are scheduled to be remodeled as the leases expire. Capital spending for these improvements has totaled nearly $800,000 thus far and another $375,000 is budgeted for fiscal 1996. Capital investments have been made without incurring any debt. The Company believes its cash flow from operations and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 1996.
     The Company's working capital was $3,526,061 at June 30, 1995 and was $5,192,642 at June 30, 1994. The current ratio was 2.3 at June 30, 1995 and was
2.7 a year earlier. Working capital in 1994 reflected a $2,500,000 note from Opto Sensors, Inc. as due currently but whose maturity has since been extended and is not classified as a current asset for 1995.
     The $1,650,000 note receivable from SiMETCO, Inc. for the loan made in 1992, which was in default, was exchanged for a note executed by Simcala, Inc., with a principal amount of $2,106,255. Simcala has become the successor to the business and the facilities formerly operated by SiMETCO. The Simcala note is collateralized. Interest payments are current and principal installments are scheduled to begin in 1997 and conclude in 2001.

Shareowners' Equity
     At June 30, 1995, shareowners' equity reflects net unrealized holding gains on investments totaling $8,507,655 as a result of the adoption of a change in accounting for investments. Prior period financial statements have not been restated to reflect the change in accounting principle.
     The Company purchased and retired 16,571 shares (1.3%) of its common stock during the year at a cost of $400,670. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares or by new borrowings during the ensuing year. This does not preclude, however, the consideration of opportunities that may present themselves in the future that could require the Company to seek additional capital.

Consolidated Statements of Operations
- -------------------------------------

For the years ended June 30,                                        1995          1994           1993
- -----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                        $19,035,739   $19,252,752   $ 16,594,197
Vocational school revenues                                     3,938,405     4,080,181      4,126,701
                                                             -----------   -----------   ------------
                                                              22,974,144    23,332,933     20,720,898
                                                             -----------   -----------   ------------
Operating Cost and Expenses:
Cost of sales                                                 12,745,613    12,773,147     13,622,289
Vocational school operating expenses                           3,516,305     3,782,907      3,476,839
Depreciation and amortization                                  2,234,177     2,250,183      2,338,019
General and administrative                                     3,905,451     4,982,828      5,256,623
Changes in provision for litigation (Note 5)                                               (1,100,000)
                                                             -----------   -----------   ------------
                                                              22,401,546    23,789,065     23,593,770
                                                             -----------   -----------   ------------
                                                                 572,598      (456,132)    (2,872,872)
Investment and other income (loss) (Note 3)                    1,018,495     2,055,702     (9,086,521)
                                                             -----------   -----------   ------------
        Income (loss) before income taxes                      1,591,093     1,599,570    (11,959,393)
Provision (benefit) for income taxes (Note 8)                    150,000        35,000       (550,000)
                                                             -----------   -----------   ------------
        Net Income (Loss)                                    $ 1,441,093   $ 1,564,570   $(11,409,393)
                                                             -----------   -----------   ------------
Net Income (Loss) Per Share                                  $      1.15   $      1.24   $      (8.77)
                                                             -----------   -----------   ------------
Weighted average number of shares outstanding                  1,255,101     1,266,105      1,301,592

The accompanying notes are an integral part of these statements

Consolidated Balance Sheets
- ---------------------------

June 30,                                                                       1995            1994
- ---------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                               $   242,794     $    30,397
Treasury bills (par value $2,290,000 in 1995 and $2,500,000 in 1994)      2,258,883       2,481,535
Accounts and notes receivable, less allowance for doubtful accounts
  of $298,834 in 1995 and $324,671 in 1994 (Note 2)                       2,256,766       4,586,228
Inventories                                                                 423,177         411,975
Prepaid expenses and other current assets (Note 3)                        1,109,106         706,203
                                                                        -----------     -----------
           Total current assets                                           6,290,726       8,216,338
                                                                        -----------     -----------
Notes Receivable (Note 2)                                                 3,474,398       1,093,006
Property and Equipment:
Machinery and equipment                                                  21,162,104      22,362,097
Land, buildings and improvements                                         10,272,459       9,818,056
                                                                        -----------     -----------
                                                                         31,434,563      32,180,153
Less accumulated depreciation and amortization                           20,210,689      20,042,985
                                                                        -----------     -----------
                                                                         11,223,874      12,137,168
                                                                        -----------     -----------
Other Assets:
Deferred charges and other assets (Note 8)                                  423,266         104,800
Investments (Note 3)                                                     21,656,014      12,667,008
                                                                        -----------     -----------
                                                                         22,079,280      12,771,808
                                                                        -----------     -----------
                                                                        $43,068,278     $34,218,320
                                                                        -----------     -----------
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Bank overdraft                                                          $    61,746     $   427,197
Accounts payable                                                            899,372       1,034,695
Other accrued liabilities                                                 1,196,004       1,124,502
Accrued payroll and related employee benefits                               414,707         370,147
Income taxes payable                                                        192,836          67,155
                                                                        -----------     -----------
           Total current liabilities                                      2,764,665       3,023,696
                                                                        -----------     -----------
Commitments and Contingent Liabilities (Notes 4 & 5)
Shareowners' Equity (Note 7):
Common stock, no par value, 5,000,000 shares authorized; shares issued
  and outstanding: 1995 -- 1,244,865; 1994 -- 1,261,436                   3,921,287       3,921,287
Retained earnings                                                        27,874,671      27,273,337
Net unrealized gain on investments (Note 3)                               8,507,655
                                                                        -----------     -----------
                                                                         40,303,613      31,194,624
                                                                        -----------     -----------
                                                                        $43,068,278     $34,218,320
                                                                        -----------     -----------

The accompanying notes are an integral part of these statements

Consolidated Statements of Cash Flows
- -------------------------------------

For the years ended June 30,                                       1995           1994           1993
- -----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                           $ 1,441,093   $  1,564,570   $(11,409,393)
Adjustments to reconcile net income (loss) to net cash
  flows from operating activities:
     Depreciation and amortization                            2,234,177      2,250,183      2,338,019
     (Gains) losses on marketable securities                   (132,698)    (1,619,311)     9,828,379
     (Gains) losses on sale of equipment                        (48,663)       (20,875)       111,454
     Deferred income taxes                                     (265,000)                     (296,160)
     Provision for doubtful accounts receivable                 118,459        159,598         (5,162)
     Provision for loss on note receivable                                     250,000        450,000
Changes in operating assets and liabilities:
     Accounts and notes receivable                             (170,389)      (113,001)       176,945
     Inventories                                                (11,202)        88,857         25,729
     Prepaid expenses and other current assets                 (402,903)      (203,531)       (51,954)
     Accounts payable and accrued liabilities                   (19,261)      (267,862)      (728,823)
     Income taxes payable, net of refundable taxes              125,681          7,930        374,068
                                                            -----------   ------------   ------------
Net cash flows from operating activities                      2,869,294      2,096,558        813,102
                                                            -----------   ------------   ------------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury bills                              (4,272,507)    (5,489,619)    (7,757,130)
Maturities or dispositions of U.S. Treasury bills             4,495,159      5,000,000      8,995,360
Purchase of property and equipment                           (2,208,936)    (2,630,917)    (2,057,424)
Disposition of property and equipment                           996,316         74,700        233,248
Purchase of long-term notes receivable                                                     (1,690,000)
Purchase of non-current investments                          (2,769,719)    (4,220,391)      (809,762)
Disposition of non-current investments                        2,421,066      5,001,175      3,624,606
Other assets                                                   (113,066)                     (230,000)
                                                            -----------   ------------   ------------
Net cash flows (used in) from investing activities           (1,451,687)    (2,265,052)       308,898
                                                            -----------   ------------   ------------
Cash Flows From Financing Activities:
Dividends to shareowners                                       (439,089)      (379,029)      (785,617)
Repurchases of common stock                                    (400,670)      (350,445)    (1,154,826)
Change in bank overdraft                                       (365,451)       427,197
                                                            -----------   ------------   ------------
Net cash used in financing activities                        (1,205,210)      (302,277)    (1,940,443)
                                                            -----------   ------------   ------------
Net increase (decrease) in cash and cash equivalents            212,397       (470,771)      (818,443)
Cash and cash equivalents at beginning of year                   30,397        501,168      1,319,611
                                                            -----------   ------------   ------------
Cash and cash equivalents at end of year                    $   242,794   $     30,397   $    501,168
                                                            -----------   ------------   ------------
Supplemental Disclosures:
Cash paid during the year for:
     Interest                                               $     4,853   $      8,960   $      5,500
     Income taxes                                           $   289,321   $     27,110   $     30,431

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareowners' Equity
- ----------------------------------------------

                                                                            Net Unrealized
                                                       Common Stock         Gain (Loss) on
                                                 ------------------------      Non-Current
                                                  Number of                     Marketable       Retained
For the years ended June 30, 1995, 1994, 1993        Shares        Amount       Securities       Earnings
- ---------------------------------------------------------------------------------------------------------
Balance July 1, 1992                              1,315,961    $3,921,287    $ (3,411,517)   $ 39,788,077
Net loss                                                                                      (11,409,393)
Cash dividends on common stock, $0.60 per share                                                  (785,617)
Cash purchase of common stock and subsequent
  retirement                                        (41,000)                                   (1,154,826)
Net unrealized loss on non-current marketable
  securities                                                                    3,411,517
                                                 ----------    ----------   --------------   ------------
Balance June 30, 1993                             1,274,961     3,921,287              --      26,438,241
Net income                                                                                      1,564,570
Cash dividends on common stock, $0.30 per share                                                  (379,029)
Cash purchase of common stock and subsequent
  retirement                                        (13,525)                                     (350,445)
                                                 ----------    ----------   --------------   ------------
Balance June 30, 1994                             1,261,436     3,921,287              --      27,273,337
Net income                                                                                      1,441,093
Cash dividends on common stock, $0.35 per share                                                  (439,089)
Cash purchase of common stock and subsequent
  retirement                                        (16,571)                                     (400,670)
Net unrealized gain on non-current marketable
  securities                                                                    8,507,655
                                                 ----------    ----------   --------------   ------------
Balance June 30, 1995                             1,244,865    $3,921,287    $  8,507,655    $ 27,874,671
                                                 ----------    ----------   -------------    ------------

The accompanying notes are an integral part of this statement

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------
NOTE 1:               Principles of Consolidation:
                           The consolidated financial statements include the
Summary of            accounts of Scope Industries and its subsidiaries (the
Significant           Company), all of which are wholly owned. All significant
Accounting            intercompany accounts and transactions are eliminated.
Policies
                      Cash Equivalents:
                           The Company considers all liquid debt instruments to
                      be cash equivalents if the securities mature within 90 days of acquisition.

                      Investments:
                           On July 1, 1994, the Company adopted the provisions
                      of Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. SFAS 115 requires that investments in debt securities and marketable equity securities be designated as trading, held-to-maturity or available-for-sale. Trading securities are reported at fair value, with changes in fair value included in earnings. Available-for-sale securities are reported at fair value, with net unrealized gains and losses included as a separate component of shareowners' equity. Held-to-maturity debt securities are reported at amortized cost. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of July 1, 1994 of adopting SFAS 115 increased shareholders' equity by $5,730,365. There was no effect on net income. For all investment securities, unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are determined on the specific identification method and are reflected in earnings.

                      Inventories:
                           Inventories consist of manufactured finished goods
                      and purchased goods, portions of which are consumed in the various operating activities and portions of which are sold to customers.
                           Inventories are stated at the lower of cost or
                      market, cost being determined on a first-in, first-out basis.

                      Property and Equipment:
                           Property and equipment are stated at cost.
                      Depreciation is provided generally on the straight-line method over the estimated useful lives of the assets.

                      Revenue Recognition:
                           Sales are recorded at contract prices as deliveries
                      are made. Tuition revenue is recognized as course hours are completed by students.

                      Income Taxes:
                           The Company files a consolidated Federal income tax
                      return. Effective July 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires that deferred income taxes be provided for the temporary differences between the financial and tax bases of the Company's assets and liabilities, including the effect of enacted tax rate changes. Adoption of the standard had no material effect on the financial statements or the recorded income tax expense in 1994, the year of the accounting change.

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------

                      Net Income (Loss) Per Share:
                           Net income (loss) per common share is based on the
                      weighted average number of common shares and common share equivalents outstanding during the year. There is no significant difference between primary and fully diluted net income (loss) per share.

- --------------------------------------------------------------------------------
NOTE 2:                   Components of notes receivable are as follows:

                        June 30,                                               1995           1994
Notes                   ---------------------------------------------------------------------------
Receivable              Loan to Opto Sensors, Inc.                        $2,500,000     $2,500,000
                        Loan to Simcala, Inc. (formerly SiMETCO, Inc.)       950,000        950,000
                        Others                                               200,247        354,420
                        Less amounts classified as current                  (175,849)    (2,711,414)
                                                                          ----------     ----------
                                                                          $3,474,398     $1,093,006
                                                                          ----------     ----------

                           In January 1995 the Company extended the maturity
                      date for the $2,500,000 principal outstanding on the loan to Opto Sensors, Inc. to April 1997. Under terms of the promissory note, Opto Sensors pays the Company interest at a rate of one and one-half percent above the prime rate established by Bank of America. Interest is payable quarterly. As a condition of the loan, the Company received warrants to purchase 1,250,000 shares of preferred stock of Opto Sensors. Interest income of $247,711, $191,181, and $187,500 in 1995, 1994 and 1993,
                      respectively, was earned on this note.
                           On July 2, 1992 the Company loaned SiMETCO, Inc.
                      $1,650,000. The note was in default from March 1993 until February 1995. Provisions totaling $700,000 were made in 1993 and 1994 that reduced income and recognized the potential reduction in realizable value of the note. In February 1995 a bankruptcy reorganization was effected whereby Simcala, Inc. has become the successor to the business and operations of SiMETCO. A new promissory note has been issued to the Company by Simcala, Inc. in the principal amount of $2,106,255 in exchange for the SiMETCO note. No income or increased value was assigned to the Simcala note received in the exchange. The new note is collateralized by substantially all of Simcala's property and equipment. Interest is payable quarterly at a rate of three percent above the prime rate as established by Bank of America. Interest income of $97,638 was earned on the Simcala note in 1995. Principal installments are due beginning in February 1997 and conclude in February 2001.

- --------------------------------------------------------------------------------
NOTE 3:                    Included in Investment and Other Income (Loss) are
                      recognized gains and losses on marketable securities. Net
Investments           gains of $132,698 and $1,619,311 were recognized in 1995
                      and 1994, respectively. Net losses of $9,828,379 were recognized in 1993. Gross recognized gains and gross recognized losses for 1995 were $178,710 and $46,012, respectively. Recognized gains and losses are from sales of investments and from recognized losses of $160,000 and $10,143,784 in 1994 and 1993, respectively, on securities whose decline in value was deemed to be other than temporary.

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------

                           At June 30, 1995 investments were as follows:

                                                                                      Non-current
                        -------------------------------------------------------------------------
                        Held-to-maturity securities
                             (Cost $923,425; Fair value $883,475)                     $   923,425
                        Available-for-sale securities
                             (Cost $12,224,934; Fair value $20,732,589)                20,732,589
                                                                                      -----------
                                                                                      $21,656,014
                                                                                      -----------
                        Gross unrealized losses -- Held-to-maturity securities        $   (39,950)
                        Gross unrealized gains -- Available-for-sale securities         8,741,970
                        Gross unrealized losses -- Available-for-sale securities         (234,315)

                           In accordance with SFAS 115, prior period financial
                      statements have not been restated to reflect the change in accounting principle. The cumulative effect as of July 1, 1994 of adopting SFAS 115 increased shareholders' equity by $5,730,365. For the year ended June 30, 1995, net unrealized holding gains on investments increased by $2,777,290 to become $8,507,655. Shareowners' equity was increased by $8,507,655 at June 30, 1995; there was no effect on net income.
                           Certain fixed maturity investments, having an
                      aggregate cost of $633,425 and a fair value of $612,976 at June 30, 1995 are held in trust by the State Treasurer of California as security for the Company's potential obligations as a self-insurer of its California Workers' Compensation liabilities.
                           A deposit held by a bank and evidenced by a
                      certificate of deposit in the amount of $306,784 which matures in February 1996, has been pledged as collateral for potential Company obligations that a surety bond issuer has guaranteed.

- --------------------------------------------------------------------------------
NOTE 4:                    The Company occupies certain facilities under
                      long-term leases. Future minimum rental payments required
Leases under non-cancelable operating leases having lease terms in excess of one year are:

                        For the years ending June 30,
                        -------------------------------------------------------------------------
                        1996                                                           $  423,177
                        1997                                                              428,798
                        1998                                                              395,106
                        1999                                                              372,106
                        2000                                                              312,456
                        Thereafter                                                      1,076,181
                                                                                       ----------
                        Total minimum lease payments                                   $3,007,824
                                                                                       ----------

                           Total rental expense under operating leases was
                        $781,661 in 1995, $828,583 in 1994 and $764,275 in 1993.

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------

NOTE 5:                    A former subsidiary of the Company has been
                      designated as a potentially responsible party (PRP) by the
Contingent            Environmental Protection Agency (EPA) with respect to the
Liabilities           cleanup of hazardous wastes at a site in southern
                      California. The Company believes it has valid defenses and intends to vigorously defend itself. The Company and its counsel are currently unable to predict the outcome of this matter, but the Company believes that its ultimate resolution will not have a materially adverse effect on its consolidated financial condition. In a separate matter, the Company and the EPA have settled a dispute regarding claimed violations of the Clean Air Act at one of the Company's bakery recycling facilities. The Company has agreed to install and operate certain pollution control equipment which will require a capital expenditure of $800,000.
                           During 1993, settlements, claim dismissals and
                      settlement discussions on several claims, where charges had been made to earnings in prior years, indicated that reductions of $1,100,000 in amounts previously provided were appropriate.
                           In the normal course of business, the Company and
                      certain of its subsidiaries are defendants in various other lawsuits. After consultation with counsel, management is of the opinion that these other various lawsuits, individually or in the aggregate will not have a materially adverse effect on the consolidated financial statements.

- --------------------------------------------------------------------------------
NOTE 6:                    The Company maintains two non-qualified retirement
                      plans for certain key employees. The Company contributions
Retirement            to the plans are based on matching voluntary employee
Plans                 savings contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 1995, 1994 and 1993 the defined contribution plan expenses were $175,973, $127,200, and $113,935, respectively.
                           The Company has a Defined Benefit Pension Plan. The
                      amounts involved are not significant to the Company's operations.

- --------------------------------------------------------------------------------
NOTE 7:                    Under the Company's 1992 Stock Option Plan the
                      Company can grant to key employees options to purchase the
Stock                 Company's common stock at not less than the fair market
Options               value of such shares on the date such option is granted,
                      except that if the employee owns shares of the Company representing more than 10% of its total voting power, then the price shall not be less than 110% of the fair market value of such shares on the date such option is granted.
                           No option may be granted under the 1992 Stock Option
                      Plan after December 31, 2001. Options to purchase shares expire five years after the date of grant and become exercisable on a cumulative basis at 25% each year, commencing with the second year. At June 30, 1995 option prices for shares under option ranged from $25.37 to $32.73 per share.

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------

                           Stock option activity under this plan and a previous
                      plan was as follows:

                        For the years ended June 30,                   1995          1994          1993
                        -------------------------------------------------------------------------------
                        Shares:
                        Granted                                       9,000            --            --
                        Exercised                                        --            --            --
                        Expired                                       9,140         8,000         8,000
                        Outstanding at end of year                   16,000        16,140        24,140
                        Exercisable at end of year                    5,250        11,640        15,604
                        Available for grant at end of year           34,000        41,000        41,000
                        Option price range per share:
                        When granted                           $25.37/27.91            --            --

                           In addition to the stock options described above,
                      other options to purchase 30,000 shares had been granted to a former key employee. During fiscal 1995, after the option holder's employment by the Company terminated, the options expired and were cancelled.

- --------------------------------------------------------------------------------
NOTE 8:                    The components of the provision (benefit) for income
                      taxes are:

                        For the years ended June 30,                      1995      1994         1993
                        ------------------------------------------------------------------------------
Income                  Current:
Taxes                   Federal                                      $ 265,000               $(273,840)
                        State                                          150,000    $35,000       20,000
                                                                     ---------    -------    ---------
                                                                       415,000     35,000     (253,840)
                                                                     ---------    -------    ---------
                        Deferred:
                        Federal                                       (265,000)               (296,160)
                        State
                                                                     ---------    -------    ---------
                                                                      (265,000)               (296,160)
                                                                     ---------    -------    ---------
                             Total provision (benefit)               $ 150,000    $35,000    $(550,000)
                                                                     ---------    -------    ---------

                           Reconciliation of the provision (benefit) for income
                      taxes computed at the U.S. Federal statutory income tax rate to the reported provision is:

                        For the years ended June 30,                   1995         1994          1993
                        -------------------------------------------------------------------------------
                        U.S. Federal statutory income tax         $ 540,971    $ 543,854    $(4,066,194)
                        Benefits from loss carryforwards           (419,914)    (863,222)
                        Expenses not currently deductible           162,728      304,870
                        State income taxes, net of
                          Federal tax benefit                        99,000       23,100         20,000
                        Reduction of deferred tax asset
                          valuation allowance                      (265,000)
                        Losses for which no tax benefits
                          were recognized                                                     3,496,194
                        Other                                        32,215       26,398
                                                                  ---------    ---------    -----------
                             Total provision (benefit)            $ 150,000    $  35,000    $  (550,000)
                                                                  ---------    ---------    -----------

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------

                           The major components of the deferred tax assets and
                      liabilities are:

                       June 30,                                                   1995           1994
                        -----------------------------------------------------------------------------
                        Depreciation                                       $  (347,355)   $  (361,387)
                        Other                                                  (21,635)       (35,082)
                                                                           -----------    -----------
                             Total deferred tax liabilities                   (368,990)      (396,469)
                                                                           -----------    -----------
                        Expenses not currently deductible                      793,239        673,824
                        Recognized losses not currently deductible           3,093,947      3,203,768
                        Tax benefit carryforwards                              146,146        626,340
                                                                           -----------    -----------
                             Total deferred tax assets                       4,033,332      4,503,932
                                                                           -----------    -----------
                        Valuation allowance                                 (3,399,342)    (4,107,463)
                                                                           -----------    -----------
                             Net deferred income tax asset                 $   265,000    $        --
                                                                           -----------    -----------

                           At June 30, 1995, a deferred tax asset of $265,000 is
                      included in the amount captioned on the accompanying balance sheet as Deferred charges and other assets.
                           For financial reporting purposes, the Company has
                      substantial capital loss carryforwards available to offset future financial statement capital gains.

- --------------------------------------------------------------------------------
NOTE 9:                   The Company's current operations are conducted
                      through two primary business segments.
Business
Segment               Waste Material Recycling
Data                       The Company owns and operates plants in Los Angeles,
                      and San Jose, CA; Baltimore, MD; Chicago, IL; Dallas, TX;
                      and Denver, CO, in which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The
                      Company also owns and operates a plant in Vernon, CA in which bakery waste material is processed and converted into edible bread crumbs. The principal customers are pre-packaged and restaurant supply food processors. This business depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

                      Vocational School Group
                           The Company owns and operates thirteen beauty schools
                      in California and Nevada in which cosmetology and manicuring are taught. The Company enrolls students who pay a tuition. Vocational programs and Federal grants and loan programs are also utilized for the students' tuition. In addition, the public patronizes the schools for hair styling and other cosmetology services, which are performed by the students.

Notes to Consolidated Financial Statements
- ------------------------------------------

- --------------------------------------------------------------------------------

                        For the years ended June 30,               1995            1994            1993
                        --------------------------------------------------------------------------------
                        Operating Sales and Revenues:
                        Waste Material Recycling             $18,663,645    $ 18,695,118    $ 16,023,812
                        Vocational School Group                3,938,406       4,080,181       4,126,701
                        Other                                    372,093         557,634         570,385
                                                             -----------    ------------    ------------
                                                             $22,974,144    $ 23,332,933    $ 20,720,898
                                                             -----------    ------------    ------------
                        Operating Income (Loss) before
                          Income Taxes:
                        Waste Material Recycling             $ 2,012,890    $    705,136    $ (2,364,097)
                        Vocational School Group                 (629,144)       (604,407)       (105,839)
                        Other                                     65,760         218,348         (76,798)
                                                             -----------    ------------    ------------
                                                               1,449,506         319,077      (2,546,734)
                        Corporate expenses                      (876,908)       (775,202)     (1,426,138)
                        Litigation provision changes                                           1,100,000
                        Investment & other income (loss)       1,018,495       2,055,695      (9,086,521)
                                                             -----------    ------------    ------------
                        Income (loss) before taxes           $ 1,591,093    $  1,599,570    $(11,959,393)
                                                             -----------    ------------    ------------

                           One customer represented 11% and 12% of product
                      revenues for the Waste Material Recycling segment for the years ended 1995 and 1994 respectively. No single customer contributed 10% or more of any segment's revenues for the year ended 1993.

                        For the years ended June 30,                  1995           1994           1993
                        --------------------------------------------------------------------------------
                        Identifiable Assets:
                        Waste Material Recycling               $12,451,700    $13,664,356    $13,138,235
                        Vocational School Group                  1,373,802      1,020,963        892,343
                        Other                                      115,458        176,056        211,623
                        Corporate                               29,127,318     19,356,945     19,003,758
                                                               -----------    -----------    -----------
                                                               $43,068,278    $34,218,320    $33,245,959
                                                               -----------    -----------    -----------
                        Depreciation and Amortization
                        Waste Material Recycling               $ 1,940,206    $ 1,970,438    $ 1,937,620
                        Vocational School Group                    214,512        179,796        167,158
                        Other                                       66,141         77,268        197,495
                        Corporate                                   13,318         22,681         35,746
                                                               -----------    -----------    -----------
                                                               $ 2,234,177    $ 2,250,183    $ 2,338,019
                                                               -----------    -----------    -----------
                        Capital Expenditures:
                        Waste Material Recycling               $ 1,541,817    $ 2,305,760    $ 1,910,615
                        Vocational School Group                    659,512        279,692         96,620
                        Other                                                      36,158         45,188
                        Corporate                                    7,607          9,307          5,001
                                                               -----------    -----------    -----------
                                                               $ 2,208,936    $ 2,630,917    $ 2,057,424
                                                               -----------    -----------    -----------

Independent Auditors' Report
- ----------------------------

- --------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California
     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investments in fiscal 1995.


/s/ Deloitte & Touche LLP
- --------------------------
    Deloitte & Touche LLP


Los Angeles, California
August 23, 1995




Corporate Information
- ---------------------

Directors                Officers                  Independent Auditors
Richard L. Fruin, Jr.    Meyer Luskin              Deloitte & Touche LLP
Partner                  Chairman, President and   Los Angleles, California
Arter & Hadden           Chief Executive Officer

                                                   Transfer Agent and Registrar
Meyer Luskin             John J. Crowley           First Interstate Bank, Ltd.
                         Vice President and Chief  Los Angeles, California
William H. Mannon        Financial Officer
Retired Officer of                                 Securities Listed
Scope Industries         Eleanor R. Smith          American Stock Exchange
                         Secretary and Controller
Franklin Redlich
Retired

Paul D. Saltman, Ph.D.
Professor of Biology
University of California
at San Diego