Form 10-K405, Exhibit 13
period 1996-06-30
SCOPE INDUSTRIES
filed 1996-09-25
CIK 87864

                                     SCOPE
                                   INDUSTRIES
                                     1996

                                      59TH
                                     ANNUAL
                                     REPORT

                                      LOGO

Financial Highlights
- -----------------------

For the years ended June 30,                                     1996            1995            1994
- -----------------------------------------------------------------------------------------------------
Operating sales and revenues                              $30,223,457     $22,974,144     $23,332,933
Investment and other income                                   812,196       1,018,495       2,055,702
Net income                                                $ 3,972,548     $ 1,441,093     $ 1,564,570
Net income per share*                                     $      3.23     $      1.15     $      1.24
Equity per share at end of year                           $     40.03     $     32.38     $     24.73
Shares outstanding at end of year                           1,202,565       1,244,865       1,261,436
* Based on weighted average number of shares outstanding.

President's Report
- --------------------

- --------------------------------------------------------------------------------

To Our Shareholders:

     It's my recollection that the bible speaks of seven lean years and seven fat years. Well, we have had a good number of lean years with our food waste recycling business and now we have gone through one fat year. Yes, you say, but how many more fat years to come -- and if I could truly answer that one, I could answer all your other questions.

     Nature and humanity have shown us facets of their being -- not unbeknown to us -- but in a combination that has made us fat this year and unfortunately made others lean. Unusual amounts of rain at unusual times, flood, drought, growing populations, growing demand by emerging economies and their growing masses for more than a grain or rice diet -- they want pork, beef, chicken. Thus, while less corn is grown, more is demanded. One couldn't find a better recipe for increasing prices.

     This year we witnessed an all time high in the price of corn and consequently in the price of the animal feed ingredient we produce from the recycling of waste food. Our tonnage volume was the same as last year but rising prices caused a 36% increase in sales. Since the increased sales prices were primarily due to factors beyond our control, it wouldn't be illogical to conclude that the exceptional profits being reported were not due to our brilliance. Most of your employees, and particularly your managers, are hard workers, and some of them worked more intensively than usual this past year. However, though a rising tide lifts all boats, if you've worked hard and smart on your boat, it will go much further and stay afloat much longer.

     Our investments in people and facilities during these past lean years undoubtedly enabled us to efficiently pick-up, process, and sell our product. Therefore, our people and management policies have enabled us to fully capitalize on these uniquely favorable conditions. Obviously when selling prices are high we shall do well; however, it's the rate of earnings on our capital when prices are in the low to mid range that most concerns your management.

     Marinello Schools of Beauty, our participant in the vocational school industry, reported a much improved year as revenues went up and costs were down. Marinello faces some short term problems but the long term outlook is optimistic. Short term, we face the reduction and tightening of governmental expenditure for vocational education; the uncertainty of proposed changes in the state laws and regulations pertaining to beauty schools; the rapid change in the demographics of current and future location considerations. Long term gives us the benefits of school competitors closing their operations because of the short term problems; the increasing difficulties to those considering entering the industry; a more dedicated student; greater reliance on the market place rather than government; better site locations per rental dollar.

     As to the future, we have never indulged in future forecasts or earnings predictions but we don't expect that these historically high prices will persist beyond this new fiscal year. Further, it appears that the new first half should be quite good. Our waste food recycling group should enjoy excellent sales prices; returns from our investment portfolio should be substantial; and our general and administrative expenses should be reduced as various legal and other matters are resolved and curtailed.

     We are both sad and elated to report the resignation of our Director, Richard L. Fruin, Jr. Sad because Richard has been an outstanding member of our Board, and I will surely miss his steady hand and wise counsel. Elated, because Richard accepted the appointment as a Judge in the Superior Court of Los Angeles County -- a responsibility and task for which he is eminently suited and one that he has desired. Society's gain is not our total loss, for a better society is truly our end game.

     The other aspect of Judge Fruin's required resignation is that the new member joining our Board will be Robert Henigson. Mr. Henigson was a member of our Board from 1969 to 1987. It's a pleasure to welcome back this superb man.

     We thank our customers, vendors, employees, and shareowners for their efforts and trust.

Respectfully yours,

/s/ MEYER LUSKIN
- -----------------------
Meyer Luskin
Chairman of the Board
President and Chief Executive Officer

Five-Year Review -- Selected Financial Data
- ----------------------------------------------------

For the years ended June 30,                1996          1995          1994           1993          1992
- ---------------------------------------------------------------------------------------------------------
OPERATIONS
Operating Sales and Revenues         $30,223,457   $22,974,144   $23,332,933   $ 20,720,898   $20,766,909
Operating Cost and Expenses:
Cost of sales and operating
  expenses                            18,217,591    16,261,918    16,556,054     17,099,128    16,897,583
Depreciation and amortization          2,117,706     2,234,177     2,250,183      2,338,019     2,548,140
General and administrative             4,367,808     3,905,451     4,982,828      4,156,623     4,121,150
                                     -----------   -----------   -----------   ------------   -----------
                                      24,703,105    22,401,546    23,789,065     23,593,770    23,566,873
                                     -----------   -----------   -----------   ------------   -----------
                                       5,520,352       572,598      (456,132)    (2,872,872)   (2,799,964)
Investment and other income (loss)       812,196     1,018,495     2,055,702     (9,086,521)    1,571,744
                                     -----------   -----------   -----------   ------------   -----------
Income (loss) before income taxes      6,332,548     1,591,093     1,599,570    (11,959,393)   (1,228,220)
Provision (benefit) for income
  taxes                                2,360,000       150,000        35,000       (550,000)     (550,000)
                                     -----------   -----------   -----------   ------------   -----------
        Net income (loss)            $ 3,972,548   $ 1,441,093   $ 1,564,570   $(11,409,393)  $  (678,220)
                                     -----------   -----------   -----------   ------------   -----------
Net income (loss) per share          $      3.23   $      1.15   $      1.24   $      (8.77)  $     (0.51)
                                     -----------   -----------   -----------   ------------   -----------
Weighted average number of shares
  outstanding                          1,231,270     1,255,101     1,266,105      1,301,592     1,329,015
                                     -----------   -----------   -----------   ------------   -----------
FINANCIAL PERFORMANCE
Net income (loss) as a percent of
  revenues                                13.14%         6.27%         6.71%        -55.06%        -3.27%
Cash dividend per share              $      0.50   $      0.35   $      0.30   $       0.60   $      0.60
Capital expenditures                 $ 2,255,436   $ 2,208,936   $ 2,630,917   $  2,057,424   $ 2,399,166
FINANCIAL POSITION
Total assets                         $55,534,495   $43,068,278   $34,218,320   $ 33,245,959   $44,310,193
Shareowners' equity                  $48,138,038   $40,303,613   $31,194,624   $ 30,359,528   $40,297,847
Equity per share at end of year      $     40.03   $     32.38   $     24.73   $      23.81   $     30.62
Shares outstanding at end of year      1,202,565     1,244,865     1,261,436      1,274,961     1,315,961

Unaudited Quarterly Financial Data
- ------------------------------------------

                                    First          Second         Third          Fourth
                                   Quarter        Quarter        Quarter        Quarter          Year
- ---------------------------------------------------------------------------------------------------------
1996
Operating sales and revenues      $6,870,181     $7,527,740     $7,050,020     $8,775,516     $30,223,457
Gross profit                       2,041,403      2,426,511      2,291,443      3,200,317       9,959,674
Net income                        $1,086,373     $  886,017     $  943,963     $1,056,195     $ 3,972,548
                                  ----------     ----------     ----------     ----------     -----------
Net income per share*             $     0.87     $     0.72     $     0.76     $     0.87     $      3.23
                                  ----------     ----------     ----------     ----------     -----------
1995
Operating sales and revenues      $5,818,424     $5,735,985     $5,536,479     $5,883,256     $22,974,144
Gross profit                       1,245,938      1,119,339        928,413      1,299,341       4,593,031
Net income                        $  299,370     $  241,378     $  284,821     $  615,524     $ 1,441,093
                                  ----------     ----------     ----------     ----------     -----------
Net income per share*             $     0.24     $     0.19     $     0.23     $     0.49     $      1.15
                                  ----------     ----------     ----------     ----------     -----------
* Per share amounts are based upon the weighted average number of shares outstanding.

Market Price Range
- -----------------------

Scope Industries Common Stock

                                                                     1996                  1995
                                                               -----------------     -----------------
                                                                High       Low        High       Low
- ------------------------------------------------------------------------------------------------------
1st Quarter                                                    $29.00     $25.13     $26.00     $25.13
2nd Quarter                                                     32.50      28.63      25.63      23.38
3rd Quarter                                                     42.00      32.00      24.88      23.13
4th Quarter                                                     38.50      33.75      25.13      23.38

     Cash dividends of 50c and 35c per share were paid during the years ended June 30, 1996 and 1995 respectively.

     There were 109 shareowners of record of common stock at August 2, 1996.

Management's Discussion and Analysis of
Operations and Financial Condition
- -----------------------------------------

- --------------------------------------------------------------------------------

Operating Results -- 1996 compared with 1995
     Revenues were 31.6% higher in fiscal year 1996 compared to 1995. Waste Material Recycling sales represented 84% of Company revenues in 1996 compared to 81% in 1995. Waste Material Recycling sales were up 36.3% over the prior year. The increased revenue is attributable to substantially higher prices received for the Dried Bakery Product produced and sold during the current year. Commodity prices for competing animal feed ingredients have increased dramatically during this period which has caused higher demand for available Dried Bakery Product. Limited supplies of raw materials have restricted the growth of production volume. Tonnage volume in the Waste Material Recycling operations for the current year is constant with the prior year. Vocational School Group revenues increased 13.4% from the prior year. Continuing efforts towards upgrading the quality of instruction and of the physical facilities of the schools has had a positive effect in the Group's financial performance.
     Production costs for Waste Material Recycling operations increased 13.6% over last year, due primarily to increased costs for supplies of raw materials. Vocational School Group operating costs were 4.6% lower in the current year than in the prior year. Two school locations were refurbished and modernized during the year. Two other school locations are scheduled to move to new facilities next year. General and administrative expenses increased 11.8% over last year. Increased contributions to the Waste Material Recycling profit sharing retirement plan and increased legal expenses resulted in increased general and administrative expenses in the current year.
     Investment and other income for the current year is 20.3% below the amount recognized in the prior year. Included in the current year's net investment amount is a loss of $749,900 which was recognized on an investment whose decline in value was deemed to be other than temporary. Net unrealized holding gains on investments which are not reflected in current income, increased $9,390,352 during the year. Cumulatively, the unrealized holding gains on investments, net of deferred income taxes, are $14,368,007 at June 30, 1996 compared to $8,507,655 at June 30, 1995. Provisions for income taxes are 37% of 1996 pre-tax income and 9% of 1995 pre-tax income. Tax net operating loss carryforwards were utilized to minimize 1995 taxes; tax net operating loss carryforwards have been exhausted and are not available in 1996.
     Net income for fiscal 1996 is $3,972,548 or $3.23 per share. For 1995 net income was $1,441,093 or $1.15 per share.

Operating Results -- 1995 compared with 1994
     Revenues during fiscal 1995 were 1.5% lower than 1994 revenues. Both the Waste Material Recycling and the Vocational School operations experienced a small decrease in their revenues from those reported in the year prior. In both 1995 and 1994 Waste Material Recycling represented about 81% of total revenues and Vocational Schools about 17%. In 1995, tonnage volume for Waste Material Recycling increased 5.9% over the previous year and was the fourth consecutive year of increased tonnage volume for this business segment. Average unit prices for the Dried Bakery Product sold during fiscal 1995 were 6.6% below the prior year's average prices. Competing commodity prices were weaker in 1995 than in 1994 causing the lower prices received for the tonnage sold. The tonnage increase was offset by the lower average price received. In the Vocational School Group, revenues were lower in 1995 than 1994 by 3.5%. During the 1995 year, two school locations were closed and several unprofitable school district programs were dropped. By year end, the reduction in student population caused by these changes had been replaced by increased enrollments in the remaining thirteen school locations.
     Production costs for the Waste Material Recycling operations remained constant for the two years despite the increased tonnage in 1995. Vocational School operating costs were 7.0% lower in 1995 than in the prior year, due in part to the closing of two locations. As the leases at three older locations expired during the 1995 year and another expired during the previous year, modernized and improved facilities were created in new school locations. Two other school locations are scheduled to move into new facilities next year. General and administrative costs declined 21.6% from one year to the other. Reduced legal expense was the major factor in achieving the lower costs.

Management's Discussion and Analysis of
Operations and Financial Condition -- Continued
- ---------------------------------------------------------

- --------------------------------------------------------------------------------

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

Capital Expenses/Liquidity
     The Company's capital expenditures were $2,255,436 in 1996, $2,208,936 in 1995 and $2,630,917 in 1994. Capital spending for the Waste Material Recycling segment represented 79% of the Company's total capital expenditures for 1996, 70% in 1995 and 88% of the 1994 capital expenditures. Trailer sized containers which compact the raw waste bakery product and make material collection handling and transportation more efficient have been an important method of controlling costs and establishing better long term relationships with raw material suppliers. These containers together with bulk handling transportation vehicles make up the largest share of the capital equipment purchases. The refurbishing of a major component of processing equipment at the Los Angeles recycling facility was completed during 1994. Installation of air pollution control equipment at the Baltimore recycling facility was begun in 1995 and was completed in 1996. Growth and expansion of our bakery recycling business is expected to continue. In 1995 and 1996, four of the beauty school facilities were refurbished or were moved to new locations. Each was completely furnished with new fixtures and attractive equipment. Within the next twelve months, two other schools are scheduled to move to new locations. Capital spending for the school improvements has totaled over $1,000,000 for 1995 and 1996 and another $350,000 is budgeted for fiscal 1997. A direct relationship between the school improvements and increased enrollments is evident. Positive returns on these investments is occurring. Capital investments have been made without incurring any debt. The Company believes its cash flow from operations and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 1997.
     The Company's working capital was $8,285,580 at June 30, 1996 and was $3,526,061 at June 30, 1995. The current ratio was 2.8 at June 30, 1996 and was
2.3 a year earlier. Working capital in 1996 reflects a $2,500,000 note from Opto Sensors, Inc. as due in 1997. That note was not classified as a current asset for 1995.

Shareowners' Equity
     At June 30, 1996, shareowners' equity includes net unrealized holding gains on investments totaling $14,368,007, net of deferred income taxes. At June 30, 1995, shareowners' equity included $8,507,655 of net unrealized holding gains on investments.
     The Company purchased and retired 42,300 shares (3.4%) of its common stock during the year at a cost of $1,381,693. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares or by new borrowings during the ensuing year. This does not preclude, however, the consideration of opportunities that may present themselves in the future that could require the Company to seek additional capital.

Consolidated Statements of Income
- -----------------------------------------

For the years ended June 30,                                         1996          1995          1994
- -----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $25,755,479   $19,035,739   $19,252,752
Vocational school revenues                                      4,467,978     3,938,405     4,080,181
                                                              -----------   -----------   -----------
                                                               30,223,457    22,974,144    23,332,933
                                                              -----------   -----------   -----------
Operating Cost and Expenses:
Cost of sales                                                  14,854,410    12,745,613    12,773,147
Vocational school operating expenses                            3,363,181     3,516,305     3,782,907
Depreciation and amortization                                   2,117,706     2,234,177     2,250,183
General and administrative (Note 6)                             4,367,808     3,905,451     4,982,828
                                                              -----------   -----------   -----------
                                                               24,703,105    22,401,546    23,789,065
                                                              -----------   -----------   -----------
                                                                5,520,352       572,598      (456,132)
Investment and other income (Notes 2 & 3)                         812,196     1,018,495     2,055,702
                                                              -----------   -----------   -----------
        Income before income taxes                              6,332,548     1,591,093     1,599,570
Provision for income taxes (Note 8)                             2,360,000       150,000        35,000
                                                              -----------   -----------   -----------
        Net Income                                            $ 3,972,548   $ 1,441,093   $ 1,564,570
                                                              -----------   -----------   -----------
Net Income Per Share                                          $      3.23   $      1.15   $      1.24
                                                              -----------   -----------   -----------
Weighted average number of shares outstanding                   1,231,270     1,255,101     1,266,105

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
- ---------------------------------

June 30,                                                                       1996            1995
- ---------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                               $ 1,721,939     $   242,794
Treasury bills (par value $5,035,000 in 1996 and $2,290,000 in 1995)      4,973,377       2,258,883
Accounts and notes receivable, less allowance for doubtful accounts
  of $149,180 in 1996 and $298,834 in 1995 (Note 2)                       5,173,445       2,256,766
Inventories                                                                 531,637         423,177
Prepaid expenses and other current assets                                   531,639       1,109,106
                                                                        -----------     -----------
           Total current assets                                          12,932,037       6,290,726
                                                                        -----------     -----------
Notes Receivable (Note 2)                                                 1,154,378       3,474,398
Property and Equipment:
Machinery and equipment                                                  22,160,240      21,162,104
Land, buildings and improvements                                          9,743,940      10,272,459
                                                                        -----------     -----------
                                                                         31,904,180      31,434,563
Less accumulated depreciation and amortization                           20,867,899      20,210,689
                                                                        -----------     -----------
                                                                         11,036,281      11,223,874
                                                                        -----------     -----------
Other Assets:
Deferred charges and other assets                                           130,930         423,266
Investments available for sale at fair value (Cost $11,749,436
  in 1996 and $12,224,934 in 1995) (Note 3)                              29,647,443      20,732,589
Investments held to maturity at cost (Fair value $603,600
  in 1996 and $883,475 in 1995) (Note 3)                                    633,426         923,425
                                                                        -----------     -----------
                                                                         30,411,799      22,079,280
                                                                        -----------     -----------
                                                                        $55,534,495     $43,068,278
                                                                        -----------     -----------
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Bank overdraft                                                          $   250,686     $    61,746
Accounts payable                                                          1,410,953         899,372
Other accrued liabilities                                                 1,447,406       1,196,004
Accrued payroll and related employee benefits                             1,069,429         414,707
Income taxes payable                                                        467,983         192,836
                                                                        -----------     -----------
           Total current liabilities                                      4,646,457       2,764,665
Deferred Income Taxes (Note 8)                                            2,750,000
                                                                        -----------     -----------
                                                                          7,396,457       2,764,665
                                                                        -----------     -----------
Commitments and Contingent Liabilities (Notes 4 & 5)
Shareowners' Equity (Note 7):
Common stock, no par value, 5,000,000 shares authorized; shares
  issued and outstanding: 1996 -- 1,202,565; 1995 -- 1,244,865            3,921,287       3,921,287
Retained earnings                                                        29,848,744      27,874,671
Net unrealized gain on investments available for sale, net
  of income taxes of $3,530,000 in 1996 and none in 1995                 14,368,007       8,507,655
                                                                        -----------     -----------
                                                                         48,138,038      40,303,613
                                                                        -----------     -----------
                                                                        $55,534,495     $43,068,278
                                                                        -----------     -----------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
- ----------------------------------------------

For the years ended June 30,                                       1996           1995           1994
- -----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                  $ 3,972,548   $  1,441,093   $  1,564,570
Adjustments to reconcile net income to net cash
  flows from operating activities:
  Depreciation and amortization                               2,117,706      2,234,177      2,250,183
  Losses (gains) on investments available for sale               87,802       (132,698)
  Gains on sale of non-current investments                                                 (1,619,311)
  Gains on sale of equipment                                    (45,374)       (48,663)       (20,875)
  Deferred income taxes                                        (515,000)      (265,000)
  Provision for doubtful accounts receivable                     16,908        118,459        159,598
  Provision for loss on note receivable                                                       250,000
Changes in operating assets and liabilities:
  Accounts and notes receivable                                (383,567)      (170,389)      (113,001)
  Inventories                                                  (108,460)       (11,202)        88,857
  Prepaid expenses and other current assets                     577,467       (402,903)      (203,531)
  Accounts payable and accrued liabilities                    1,417,705        (19,261)      (267,862)
  Income taxes payable                                          275,147        125,681          7,930
  Other assets                                                  (17,864)      (113,066)
                                                            -----------   ------------   ------------
Net cash flows from operating activities                      7,395,018      2,756,228      2,096,558
                                                            -----------   ------------   ------------
Cash Flows From Investing Activities:
Purchase of U.S.Treasury bills                               (9,619,494)    (4,272,507)    (5,489,619)
Maturities or dispositions of U.S.Treasury bills              6,905,000      4,495,159      5,000,000
Purchase of property and equipment                           (2,255,436)    (2,208,936)    (2,630,917)
Disposition of property and equipment                           415,897        996,316         74,700
Purchase of long-term notes receivable                         (230,000)
Purchase of investments available for sale                   (2,168,781)    (2,766,719)
Purchase of investments held to maturity                                        (3,000)
Purchase of non-current investments                                                        (4,220,391)
Disposition of investments available for sale                 2,556,476      2,189,066
Disposition of investments held to maturity                     290,000        232,000
Disposition of non-current investments                                                      5,001,175
                                                            -----------   ------------   ------------
Net cash flows used in investing activities                  (4,106,338)    (1,338,621)    (2,265,052)
                                                            -----------   ------------   ------------
Cash Flows From Financing Activities:
Dividends to shareowners                                       (616,782)      (439,089)      (379,029)
Repurchases of common stock                                  (1,381,693)      (400,670)      (350,445)
Change in bank overdraft                                        188,940       (365,451)       427,197
                                                            -----------   ------------   ------------
Net cash used in financing activities                        (1,809,535)    (1,205,210)      (302,277)
                                                            -----------   ------------   ------------
Net increase (decrease) in cash and cash equivalents          1,479,145        212,397       (470,771)
Cash and cash equivalents at beginning of year                  242,794         30,397        501,168
                                                            -----------   ------------   ------------
Cash and cash equivalents at end of year                    $ 1,721,939   $    242,794   $     30,397
                                                            -----------   ------------   ------------
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                  $     4,333   $      4,853   $      8,960
  Income taxes                                              $ 2,577,438   $    289,321   $     27,110

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareowners' Equity
- --------------------------------------------------------

                                                                                                 Net
                                                                                              Unrealized
                                                       Common Stock                            Gain on
                                                 ------------------------                    Investments
  For the years ended June 30, 1996, 1995 and    Number of                     Retained       Available
                     1994.                         Shares        Amount        Earnings        for Sale
- ---------------------------------------------------------------------------------------------------------
Balance July 1, 1993                              1,274,961    $3,921,287    $ 26,438,241              --
Net income                                                                      1,564,570
Cash dividends on common stock, $0.30 per share                                  (379,029)
Cash purchase of common stock and subsequent
  retirement                                        (13,525)                     (350,445)
                                                 ----------    ----------   --------------   ------------
Balance June 30, 1994                             1,261,436     3,921,287      27,273,337              --
Net income                                                                      1,441,093
Cash dividends on common stock, $0.35 per share                                  (439,089)
Cash purchase of common stock and subsequent
  retirement                                        (16,571)                     (400,670)
Net unrealized gain on investments available
  for sale                                                                                   $  8,507,655
                                                 ----------    ----------   --------------   ------------
Balance June 30, 1995                             1,244,865     3,921,287      27,874,671       8,507,655
Net income                                                                      3,972,548
Cash dividends on common stock, $0.50 per share                                  (616,782)
Cash purchase of common stock and subsequent
  retirement                                        (42,300)                   (1,381,693)
Net unrealized gain on investments available
  for sale                                                                                      5,860,352
                                                 ----------    ----------   --------------   ------------
Balance June 30, 1996                             1,202,565    $3,921,287    $ 29,848,744    $ 14,368,007
                                                 ----------    ----------   -------------    ------------

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------
NOTE 1:               Principles of Consolidation:
                           The consolidated financial statements include the
Summary of            accounts of Scope Industries and its subsidiaries (the
Significant           Company), all of which are wholly owned. All significant
Accounting            intercompany accounts and transactions are eliminated.
Policies              Estimates:
                           The preparation of financial statements in conformity
                      with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

                      Cash Equivalents and Short-term Investments:
                           The Company considers all liquid debt instruments to
                      be cash equivalents if the securities mature within 90 days of acquisition. Carrying amounts approximate fair value.

                      Investments:
                           The Company adopted the provisions of Statement of
                      Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, on July 1, 1994. Investments in debt securities and equity securities with readily determinable market values are classified into categories based on the Company's intent. Investments held to maturity, which the Company has the positive intent and ability to hold to maturity, are carried at cost. Investments available for sale are carried at estimated fair value. Unrealized holding gains and losses are excluded from earnings and reported, net of income taxes, as a separate component of shareowners' equity until realized. For all investment securities, unrealized losses that are other than temporary are recognized in net income. Realized gains and losses are determined on the specific identification method and are reflected in net income.
                           In accordance with SFAS 115, prior period financial
                      statements have not been restated to reflect the change in accounting principle. The cumulative effect as of July 1, 1994 of adopting SFAS 115 increased shareholders' equity by $5,730,365. There was no effect on net income.

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

                      Income Taxes:
                           The Company files a consolidated Federal income tax
                      return. The Company provides for income taxes using the asset and liability method under which deferred

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------

                      income taxes are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

                      Net Income Per Share:
                           Net income per common share is based on the weighted
                      average number of common shares and common share equivalents outstanding during the year. There is no significant difference between primary and fully diluted net income per share.

- --------------------------------------------------------------------------------
NOTE 2:                    Components of notes receivable are as follows:

Notes
Receivable

                        June 30,                                                1996           1995
                        ---------------------------------------------------------------------------
                        Loan to Opto Sensors, Inc.                        $2,500,000     $2,500,000
                        Loan to Simcala, Inc. (formerly SiMETCO, Inc.)       950,000        950,000
                        Others                                               242,217        200,247
                        Less amounts classified as current                (2,537,839)      (175,849)
                                                                          ----------     ----------
                                                                          $1,154,378     $3,474,398
                                                                          ----------     ----------

                           In January 1995 the Company extended the maturity
                      date for the $2,500,000 principal outstanding on the loan to Opto Sensors, Inc. to April 1997. Under terms of the promissory note, Opto Sensors pays the Company interest at a rate of one and one-half percent above the prime rate established by Bank of America. Interest is payable quarterly. As a condition of the loan, the Company received warrants to purchase 1,250,000 shares of preferred stock of Opto Sensors. Interest income of $249,740, $247,711 and $191,181 in 1996, 1995 and 1994,
                      respectively, was earned on this note. The Company's chief executive officer is a member of Opto Sensors' board of directors.
                           The Company's loan to SiMETCO, Inc. of $1,650,000 was
                      in default from March 1993 until February 1995. In 1993 and 1994 the Company recorded provisions of $700,000 that recognized the potential reduction in realizable value of the note. In February 1995, a bankruptcy reorganization was effected whereby Simcala, Inc. became the successor to the business and operations of SiMETCO. A new promissory note has been issued to the Company by Simcala, Inc. in the principal amount of $2,106,255 in exchange for the SiMETCO note. No income or increased value was recorded in conjunction with the exchange. It was not practicable to estimate the fair value of the new note. The new note is collateralized by substantially all of Simcala's property and equipment. Interest is payable quarterly at a rate of three percent above the prime rate as established by Bank of America. Interest income of $242,594 and $97,638 was earned on the Simcala note in 1996 and 1995 respectively. Principal installments are due beginning in February 1997 and conclude in February 2001.

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------

NOTE 3:                    Included in Investment and Other Income are
                      recognized gains and losses on marketable securities. A
Investments           net loss of $87,802 was recognized in 1996. Net gains of
                      $132,698 and $1,619,311 were recognized in 1995 and 1994,
                      respectively. Gross recognized gains and gross recognized losses for 1996 were $697,589 and $785,391, respectively.
                      Recognized gains and losses are from sales of investments and from recognized losses of $749,900 and $160,000 in 1996 and 1994 respectively, on securities whose decline in value was deemed to be other than temporary.
                           At June 30, 1996 investments were as follows:

                                                                    Gross        Gross
                                                                 Unrealized    Unrealized       Fair
                                                      Cost          Gains        Losses         Value
                        --------------------------------------------------------------------------------
                        Held-to-maturity
                          securities
                          Corporate debt
                             securities(1)
                             Due after four but
                             within nine years     $   633,426                 $  (29,826)   $   603,600
                        Available-for-sale
                          securities
                          Equity securities        $11,176,436   $17,871,607   $     (600)   $29,047,443
                          Corporate debt
                             securities
                             Due after one but
                             within four years         573,000        27,000                     600,000
                                                   -----------   -----------   ----------    -----------
                                                   $11,749,436   $17,898,607   $     (600)   $29,647,443

                           At June 30, 1995 investments were as follows:

                                                                    Gross        Gross
                                                                 Unrealized    Unrealized       Fair
                                                      Cost          Gains        Losses         Value
                        --------------------------------------------------------------------------------
                        Held-to-maturity
                          securities
                          Corporate debt
                             securities(1)
                             Due after four but
                             within nine years     $   923,425                 $  (39,950)   $   883,475
                        Available-for-sale
                          securities
                          Equity securities        $12,224,934   $ 8,741,970   $ (234,315)   $20,732,589

                      -------------------------------------

                      (1) Fixed maturity investments having an aggregate cost of
                          $633,426 are held in trust by the State Treasurer of California as security for the Company's potential obligations as a self-insurer of its California Workers' Compensation liabilities.

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------

NOTE 4:                    The Company occupies certain facilities under
                      long-term leases. Future minimum rental payments required
Leases under non-cancelable operating leases having lease terms in excess of one year are:

                         For the years ending June 30,
                        -------------------------------------------------------------------------
                        1997                                                           $  478,325
                        1998                                                              425,406
                        1999                                                              402,406
                        2000                                                              365,406
                        2001                                                              283,948
                        Thereafter                                                      1,229,918
                                                                                       ----------
                        Total minimum lease payments                                   $3,185,409
                                                                                       ----------

                           Total rental expense under operating leases was
                      $735,557 in 1996, $781,661 in 1995 and $828,583 in 1994.

- --------------------------------------------------------------------------------
NOTE 5:                    A former subsidiary of the Company has been
                      designated as a potentially responsible party (PRP) by the
Contingent            Environmental Protection Agency (EPA) with respect to the
Liabilities           cleanup of hazardous wastes at a site in southern
                      California. The Company believes it has valid defenses and intends to vigorously defend itself. The Company and its counsel are currently unable to predict the outcome of this matter, but the Company believes that its ultimate resolution will not have a materially adverse effect on its consolidated financial statements. In a separate matter, the Company and the EPA have settled a dispute regarding claimed violations of the Clean Air Act at one of the Company's bakery recycling facilities. In accord with the settlement, the Company has installed and operates certain pollution control equipment.
                           In the normal course of business, the Company and
                      certain of its subsidiaries are defendants in various other lawsuits. After consultation with counsel, management is of the opinion that these other various lawsuits, individually or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.

- --------------------------------------------------------------------------------
NOTE 6:                    The Company maintains two non-qualified retirement
                      plans for certain key employees. The Company contributions
Retirement            to the plans are based on matching voluntary employee
Plans                 savings contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 1996, 1995 and 1994 the defined contribution plan expenses were $507,298, $175,973 and $127,200, respectively.
                           The Company has a Defined Benefit Pension Plan. The
                      amounts involved are not significant to the Company's operations.

- --------------------------------------------------------------------------------
NOTE 7:                    Under the Company's 1992 Stock Option Plan the
                      Company can grant to key employees options to purchase the
Stock                 Company's common stock at not less than the fair market
Options               value of such shares on the date such option is granted,
                      except that if the employee owns shares of the Company representing more than 10% of its total voting

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------
                      power, then the price shall not be less than 110% of the fair market value of such shares on the date such option is granted.
                           No option may be granted under the 1992 Stock Option
                      Plan after December 31, 2001. Options to purchase shares expire five years after the date of grant and become exercisable on a cumulative basis at 25% each year, commencing with the second year. At June 30, 1996 option prices for shares under option ranged from $25.37 to $35.20 per share.
                           Stock option activity under this plan and a previous
                      plan was as follows:

                         For the years ended June 30,        1996                1995             1994
                        --------------------------------------------------------------------------------
                        Shares:
                        Granted                                  9,000               9,000            --
                        Exercised                                   --                  --            --
                        Expired                                     --               9,140         8,000
                        Outstanding at end of year              25,000              16,000        16,140
                        Exercisable at end of year               9,250               5,250        11,640
                        Available for grant at end of
                          year                                  25,000              34,000        41,000
                        Option price range per share:
                        When granted                      $32.00/35.20        $25.37/27.91            --

- --------------------------------------------------------------------------------
NOTE 8:                    The components of the provision for income taxes are:

Income
Taxes

                            For the years ended June 30,           1996          1995          1994
                        ------------------------------------------------------------------------------
                        Current:
                        Federal                                 $2,275,000    $  265,000
                        State                                      600,000       150,000    $   35,000
                                                                ----------    ----------    ----------
                                                                 2,875,000       415,000        35,000
                                                                ----------    ----------    ----------
                        Deferred:
                        Federal                                   (465,000)     (265,000)
                        State                                      (50,000)
                                                                ----------    ----------    ----------
                                                                  (515,000)     (265,000)
                                                                ----------    ----------    ----------
                          Total provision                       $2,360,000    $  150,000    $   35,000
                                                                ----------    ----------    ----------

                           Reconciliation of the provision for income taxes
                      computed at the U.S. Federal statutory income tax rate to the reported provision is:

                            For the years ended June 30,           1996          1995          1994
                        ------------------------------------------------------------------------------
                        U.S. Federal statutory income tax       $2,153,066    $  540,971    $  543,854
                        Benefits from loss carryforwards          (403,100)     (419,914)     (863,222)
                        Expenses not currently deductible          557,751       162,728       304,870
                        State income taxes, net of Federal
                          tax benefit                              363,000        99,000        23,100
                        Reduction of deferred tax asset
                          valuation allowance                     (515,000)     (265,000)
                        Other                                      204,283        32,215        26,398
                                                                ----------    ----------    ----------
                          Total provision                       $2,360,000    $  150,000    $   35,000
                                                                ----------    ----------    ----------

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------

                           The major components of the deferred tax assets and
                      liabilities are:

                                 For the years ended June 30,                1996           1995
                        ----------------------------------------------------------------------------
                        Depreciation                                      $  (377,906)   $  (347,355)
                        Income not currently taxable                          (30,496)
                        Unrealized gain on investments                     (3,530,000)
                        Other                                                 (13,105)       (21,635)
                                                                          -----------    -----------
                          Total deferred income tax liabilities            (3,951,507)      (368,990)
                                                                          -----------    -----------
                        Expenses not currently deductible                   1,006,510        793,239
                        Recognized losses not currently deductible          3,079,339      3,093,947
                        Tax benefit carryforwards                                            146,146
                                                                          -----------    -----------
                             Total deferred income tax assets               4,085,849      4,033,332
                                                                          -----------    -----------
                        Valuation allowance                                (2,884,342)    (3,399,342)
                                                                          -----------    -----------
                             Net deferred income tax (liability) asset    $(2,750,000)   $   265,000
                                                                          -----------    -----------

- --------------------------------------------------------------------------------
NOTE 9: The Company's current operations are conducted through two primary business segments.

Business              Waste Material Recycling
Segment                    The Company owns and operates plants in Los Angeles,
Data                  and San Jose, CA; Baltimore, MD; Chicago, IL; Dallas, TX;
                      and Denver, CO, in which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The
                      Company also owns and operates a plant in Vernon, CA in which bakery waste material is processed and converted into edible bread crumbs. The principal customers are pre-packaged and restaurant supply food processors. This business depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

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

Notes to Consolidated Financial Statements
- --------------------------------------------------

- --------------------------------------------------------------------------------

                           For the years ended June 30,         1996            1995            1994
                        --------------------------------------------------------------------------------
                        Operating Sales and Revenues:
                        Waste Material Recycling             $25,438,070    $ 18,663,645    $ 18,695,118
                        Vocational School Group                4,467,978       3,938,406       4,080,181
                        Other                                    317,409         372,093         557,634
                                                             -----------    ------------    ------------
                                                             $30,223,457    $ 22,974,144    $ 23,332,933
                                                             -----------    ------------    ------------
                        Operating Income (Loss) before
                          Income Taxes:
                        Waste Material Recycling             $ 6,526,681    $  2,012,890    $    705,136
                        Vocational School Group                   79,496        (629,144)       (604,407)
                        Other                                    (24,239)         65,760         218,348
                                                             -----------    ------------    ------------
                                                               6,581,938       1,449,506         319,077
                        Corporate expenses                    (1,061,586)       (876,908)       (775,209)
                        Investment and other income              812,196       1,018,495       2,055,702
                                                             -----------    ------------    ------------
                        Income before income taxes           $ 6,332,548    $  1,591,093    $  1,599,570
                                                             -----------    ------------    ------------

                           One customer represented 13%, 10% and 6% of product
                      revenues for the Waste Material Recycling segment for the years ended 1996, 1995 and 1994 respectively. Another customer represented 8%, 11% and 12% of the segment's revenues for those respective years.

                        Identifiable Assets:
                        Waste Material Recycling               $12,627,828    $12,451,700    $13,664,356
                        Vocational School Group                  1,607,828      1,373,802      1,020,963
                        Other                                       87,759        115,458        176,056
                        Corporate                               41,211,080     29,127,318     19,356,945
                                                               -----------    -----------    -----------
                                                               $55,534,495    $43,068,278    $34,218,320
                                                               -----------    -----------    -----------
                        Depreciation and Amortization
                        Waste Material Recycling               $ 1,850,022    $ 1,940,206    $ 1,970,438
                        Vocational School Group                    196,463        214,512        179,796
                        Other                                       58,535         66,141         77,268
                        Corporate                                   12,686         13,318         22,681
                                                               -----------    -----------    -----------
                                                               $ 2,117,706    $ 2,234,177    $ 2,250,183
                                                               -----------    -----------    -----------
                        Capital Expenditures:
                        Waste Material Recycling               $ 1,776,232    $ 1,541,817    $ 2,305,760
                        Vocational School Group                    430,426        659,512        279,692
                        Other                                       30,374                        36,158
                        Corporate                                   18,404          7,607          9,307
                                                               -----------    -----------    -----------
                                                               $ 2,255,436    $ 2,208,936    $ 2,630,917
                                                               -----------    -----------    -----------

Independent Auditors' Report
- ----------------------------------

- --------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investments in fiscal 1995.


DELOITTE & TOUCHE LLP


Los Angeles, California
August 23, 1996


Corporate Information
- --------------------------

Directors                              Officers                              Independent Auditors
Robert Henigson                        Meyer Luskin                          Deloitte & Touche LLP
Investor                               Chairman, President and Chief         Los Angeles, California
                                       Executive Officer
Meyer Luskin                                                                 Transfer Agent and Registrar
                                       John J. Crowley                       ChaseMellon Shareholders
William H. Mannon                      Vice President and Chief              Services, L.L.C.
Retired Officer of                     Financial Officer                     Los Angeles, California
Scope Industries
                                       Eleanor R. Smith                      Securities Listed
Franklin Redlich                       Secretary and Controller              American Stock Exchange
Retired

Paul D. Saltman, Ph.D.
Professor of Biology
University of California at
San Diego

