Form 10-K405, Exhibit 13
period 1997-06-30
SCOPE INDUSTRIES
filed 1997-09-23
CIK 87864

                                     SCOPE
                                   INDUSTRIES
                                      1997

                                      60TH
                                     ANNUAL
                                     REPORT

                                      LOGO

Financial Highlights
-----------------------

For the years ended June 30,                                 1997            1996            1995
-----------------------------------------------------------------------------------------------------

Operating sales and revenues                              $30,273,913     $30,223,457     $22,974,144

Investment and other income                                20,569,303         812,196       1,018,495

Net income                                                $18,992,773     $ 3,972,548     $ 1,441,093

Net income per share*                                     $     15.94     $      3.23     $      1.15

Equity per share at end of year                           $     49.33     $     40.03     $     32.38

Shares outstanding at end of year                           1,168,665       1,202,565       1,244,865

* Based on weighted average number of shares outstanding.

Five-Year Review -- Selected Financial Data
----------------------------------------------------

For the years ended June 30,            1997          1996          1995          1994           1993
---------------------------------------------------------------------------------------------------------
OPERATIONS

Operating Sales and Revenues         $30,273,913   $30,223,457   $22,974,144   $23,332,933   $ 20,720,898

Operating Cost and Expenses:
Cost of sales and operating
  expenses                            19,177,617    18,217,591    16,261,918    16,556,054     17,099,128
Depreciation and amortization          2,112,959     2,117,706     2,234,177     2,250,183      2,338,019
General and administrative             3,759,867     4,367,808     3,905,451     4,982,828      4,156,623
                                     -----------   -----------   -----------   ------------   -----------
                                      25,050,443    24,703,105    22,401,546    23,789,065     23,593,770
                                     -----------   -----------   -----------   ------------   -----------
                                       5,223,470     5,520,352       572,598      (456,132)    (2,872,872)
Investment and other income (loss)    20,569,303       812,196     1,018,495     2,055,702     (9,086,521)
                                     -----------   -----------   -----------   ------------   -----------
Income (loss) before income taxes     25,792,773     6,332,548     1,591,093     1,599,570    (11,959,393)
Provision (benefit) for income
  taxes                                6,800,000     2,360,000       150,000        35,000       (550,000)
                                     -----------   -----------   -----------   ------------   -----------
           Net income (loss)         $18,992,773   $ 3,972,548   $ 1,441,093   $ 1,564,570   $(11,409,393)
                                     ===========   ===========   ===========   ============   ===========

Net income (loss) per share          $     15.94   $      3.23   $      1.15   $      1.24   $      (8.77)
                                     ===========   ===========   ===========   ============   ===========
Weighted average number of shares
  outstanding                          1,191,469     1,231,270     1,255,101     1,266,105      1,301,592
                                     ===========   ===========   ===========   ============   ===========

FINANCIAL PERFORMANCE
Net income (loss) as a percent of
  revenues                                62.74%        13.14%         6.27%         6.71%        -55.06%
Cash dividend per share              $      1.25   $      0.50   $      0.35   $      0.30   $       0.60
Capital expenditures                 $ 1,298,935   $ 2,255,436   $ 2,208,936   $ 2,630,917   $  2,057,424

FINANCIAL POSITION
Total assets                         $61,484,033   $55,534,495   $43,068,278   $34,218,320   $ 33,245,959
Shareowners' equity                  $57,649,645   $48,138,038   $40,303,613   $31,194,624   $ 30,359,528
Equity per share at end of year      $     49.33   $     40.03   $     32.38   $     24.73   $      23.81

President's Report
--------------------

--------------------------------------------------------------------------------

To Our Shareholders:

     The refrain of an old (very old) tune keeps coming to mind as we try to summarize this past year. It goes, "It seems to me I've heard that song before -- it's from an old familiar score". Well, once again we report to you on an extraordinary year. Our earnings for fiscal 1997 were $18,992,773, or $15.94 per share.

     So why and what made this year so exceptional. At the year's beginning, our equity was $48,138,038, or $40.03 per share, and our market price per share was $37.00. At year end we had earned 39.5% after taxes on our equity, and our per share earnings were 43% of our starting market price.

     Obviously such results were not derived from our everyday business activities. The overwhelming portion of these earnings was created by our investment transactions. In fact, included in the year's earnings was $17,313,454 of profits from security sales. The primary contributor to our investment gains came from the sale of our long term holding of Imperial Bancorp and secondarily from the sale of our Mesa, Inc. securities.

     Although investment gains were by far the dominant source of our earnings, we shouldn't overlook that Dext Company, our food waste recycling business, had another excellent year. A significant development, not manifested on our income statement, was the substantial appreciation of our Lone Star Industries, Inc. stock and warrants; their appreciation is reflected on our balance sheet via our equity value. Certainly, there is no assurance of future price levels, but the highly improved financial and operational status of Lone Star Industries, Inc. does mean our investment has increased value.

     Another important development has been the continuation of the rapid growth of revenue and profits of OSI Systems, Inc. -- formerly named Opto Sensors, Inc. We own a minority but significant interest in this opto electronics company which is emphasizing better security inspection systems for the airline and institutional structures industry.

     However, the year wasn't all positive. We wrote off almost all of our original investment in Stamet, Incorporated -- a private company with a novel and patented method of pumping solids. Subsequently, we made an additional investment in Stamet, Incorporated with the hope of keeping the Company alive until its potential can emerge. We were also disappointed when Marinello Schools of Beauty -- our entry in the private vocational school industry -- reported only a slight improvement over the prior year. An additional negative has been the decline in commodity feed prices as compared to last year. Since the selling price of the animal feed supplement, generated by our recycling waste food, so closely tracks corn prices it's clear that Dext Company's earnings for at least the first half will be less than last year's similar period.

     We take pleasure in thanking all of our customers, vendors and shareowners for their support and trust. We particularly wish to express our thanks and respect for those hard working and dedicated employees who are trying to give us their best.

Respectfully yours,


/s/ Meyer Luskin

Meyer Luskin
Chairman of the Board
President and Chief Executive Officer

Unaudited Quarterly Financial Data
------------------------------------------

                                    First          Second         Third          Fourth
                                   Quarter        Quarter        Quarter        Quarter          Year
---------------------------------------------------------------------------------------------------------
1997
Operating sales and revenues      $9,781,748     $7,046,661     $6,602,673     $6,842,831     $30,273,913
Gross profit                       3,974,844      1,845,915      1,455,702      1,743,894       9,020,355
Net income                        $9,257,768     $4,928,086     $3,768,095     $1,038,824     $18,992,773
                                  ----------     ----------     ----------     ----------     -----------
Net income per share*             $     7.72     $     4.11     $     3.15     $     0.88     $     15.94
                                  ==========     ==========     ==========     ==========     ===========
1996
Operating sales and revenues      $6,870,181     $7,527,740     $7,050,020     $8,775,516     $30,223,457
Gross profit                       2,041,403      2,426,511      2,291,443      3,200,317       9,959,674
Net income                        $1,086,373     $  886,017     $  943,963     $1,056,195     $ 3,972,548
                                  ----------     ----------     ----------     ----------     -----------
Net income per share*             $     0.87     $     0.72     $     0.76     $     0.87     $      3.23
                                  ==========     ==========     ==========     ==========     ===========

*Per share amounts are based upon the weighted average number of shares outstanding.

Market Price Range
------------------------

Scope Industries Common Stock

                                                           1997                          1996
                                                   ---------------------         ---------------------
                                                    High           Low            High           Low
------------------------------------------------------------------------------------------------------

1st Quarter                                        $43.00         $37.00         $29.00         $25.00

2nd Quarter                                         50.25          39.50          32.50          28.63

3rd Quarter                                         50.25          41.00          42.00          32.00

4th Quarter                                         54.00          47.00          38.50          33.75

     Cash dividends of $1.25 and $0.50 per share were paid during the years ended June 30, 1997 and 1996, respectively.

     There were 99 shareowners of record of common stock at August 7, 1997.

        2
        -

Management's Discussion and Analysis of
Operations and Financial Condition
-----------------------------------------

--------------------------------------------------------------------------------

Operating Results -- 1997 compared with 1996
     Total revenues were consistent for fiscal years 1997 and 1996. Waste Material Recycling sales for 1997 were 1% below 1996 sales. Vocational School Group revenues for 1997 were 1% above 1996 revenues. Waste Material Recycling sales represented 83% of 1997 Company revenues compared to 84% of 1996 revenues. From 1996 to 1997, tonnage increased 2% and average sales prices for dried bakery product sold dropped 3%. The Vocational School Group revenues represented 15% of the Company's revenues in both years. Waste Material Recycling operating costs were 4% higher per ton produced in 1997 than in the prior year. Operating costs for the Vocational School Group were up 2% in 1997 over the prior year.
     The Company's 1996 operating results were difficult to replicate. Although the 1997 operating results of the two business segments were slightly below the 1996 numbers, the current year compares favorably to the several years preceding 1996. For Waste Material Recycling operations, lower commodity prices dictated much lower selling prices of Dried Bakery Product over the second half of the 1997 fiscal year. Efficiencies that were gained in 1996 have remained in place and have allowed continued profitability. General and administrative expenses were 14% lower this year than in the prior year. Legal expenses were substantially lower in 1997 than they were in 1996.
     In fiscal 1997, investment and other income was $20,569,303 as compared to $812,196 in 1996. Net investment gains of $17,313,454 were realized in the current year. Long-term stock holdings in Imperial Bancorp and in Mesa, Inc. were sold during the year. The appreciation realized on those investments and the subsequent interest earned on the proceeds caused the unusual increase in the current year's investment and other income.
     Unrealized holding gains on investments, net of deferred income taxes, are $7,997,484 at June 30, 1997 and were $14,368,007 at June 30, 1996. These unrealized gains are not reflected in current income. Previous unrealized gains on Imperial Bancorp and Mesa, Inc. are no longer included since those gains were realized during the year. Unrealized gains on long-term equity holdings in Lone Star Industries, Inc. increased during the year.
     Provisions for income taxes are 26% of 1997 pre-tax income and 37% of 1996 pre-tax income. The 1997 effective tax rate is lower than the statutory income tax rate due to the 1997 utilization of deferred tax assets that arose from charges against income in prior years that had reduced investment carrying values but for which no tax benefit was then recognized. The recognition in the current year of the tax benefits of those prior year charges reduced the 1997 income tax provision.
     Net income for fiscal 1997 is $18,992,773 or $15.94 per share. For 1996 net income was $3,972,548 or $3.23 per share.

Operating Results -- 1996 compared with 1995
     Revenues were 32% higher in fiscal 1996 compared to 1995. Waste Material Recycling sales represented 84% of Company revenues in 1996 compared to 81% in 1995. Waste Material Recycling sales for 1996 were up 36% over 1995. The increased revenue is attributable to substantially higher prices received for the Dried Bakery Product produced and sold during fiscal 1996. Commodity prices for competing animal feed ingredients increased dramatically during 1996 which caused higher demand for available Dried Bakery Product. Limited supplies of raw materials restricted the growth of production volume. Tonnage volume in the Waste Material Recycling operations for each of the two years is comparable. Vocational School Group revenues increased 13% from 1995. Continuing efforts toward upgrading the quality of instruction and of the physical facilities of the schools has had a positive effect in the Group's financial performance.
     Production costs for Waste Material Recycling operations increased 14% from 1995 to 1996, due primarily to increased costs for supplies of raw materials. Vocational School Group operating costs were 5% lower in 1996 than in the year prior. Two school locations were refurbished and modernized during 1996. General and administrative expenses increased 12% over 1995. Increased contributions to the Waste Material Recycling profit sharing retirement plan and increased legal expenses resulted in increased general and administrative expenses in 1996.

        3
        -

Management's Discussion and Analysis of
Operations and Financial Condition -- Continued
---------------------------------------------------------

--------------------------------------------------------------------------------

     Investment and other income for 1996 is 20% below the amount recognized in the prior year. Included in the 1996 amount is a loss of $749,900 which was recognized on an investment whose decline in value was deemed to be other than temporary. Net unrealized holding gains on investments which are not reflected in current income, increased $9,390,352 during fiscal 1996. Cumulatively, the unrealized holding gains on investments, net of deferred income taxes, are $14,368,007 at June 30, 1996 compared to $8,507,655 at June 30, 1995. Provisions for income taxes are 37% of 1996 pre-tax income and 9% of 1995 pre-tax income. Tax net operating loss carryforwards were utilized to minimize 1995 taxes; tax net operating loss carryforwards have been exhausted and are not available in 1996.
     Net income for fiscal 1996 was $3,972,548 or $3.23 per share. For 1995 net income was $1,441,093 or $1.15 per share.

Capital Expenses/Liquidity
     The Company's capital expenditures were $1,298,935 in 1997, $2,255,436 in 1996 and $2,208,936 in 1995. Capital spending for the Waste Material Recycling segment represented 84% of the Company's total capital expenditures in 1997, 79% in 1996 and 70% in 1995. Vehicle replacements and processing equipment automation and refurbishing are continuously being made to maintain efficient operations and provide for expected growth and expansion of the bakery recycling business. In the Vocational School Group, one school was remodeled this past year. Lease arrangement delays postponed plans to move and completely refurbish two schools in this past year. They are now scheduled to move and undergo complete remodeling within the next twelve months. Approximately $400,000 in capital improvements for the Vocational School Group has been budgeted for fiscal 1998. A direct relationship between school improvements and increased enrollment has been evident in past school refurbishing projects. Positive returns on the planned investments are expected. Capital investments have been made without incurring any debt. The Company believes its cash flow from operations and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 1998.

Shareowners' Equity
     At June 30, 1997, shareowners' equity includes net unrealized holding gains on investments totaling $7,997,484, net of deferred income taxes. At June 30, 1996, shareowners' equity included $14,368,007 of net unrealized holding gains on investments.
     The Company purchased and retired 40,900 shares (3.4%) of its common shares during the year at a cost of $1,836,686. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows. In July 1997 the Company announced to shareowners an offer to repurchase up to 200,000 shares within a price range from $48 to $52 per share. At the expiration of the offering on August 31, 1997, the Company repurchased and retired 32,313 shares of common stock at a cost of $52 each or a total cost of $1,680,276.
     The Company does not contemplate raising capital by issuing additional common shares or through new borrowings during the ensuing year. This does not preclude, however, the consideration of opportunities that may present themselves in the future that could require the Company to seek additional capital.

        4
        -

Consolidated Statements of Income
-----------------------------------------

For the years ended June 30,                                     1997          1996          1995
-----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $25,744,869   $25,755,479   $19,035,739
Vocational school revenues                                      4,529,044     4,467,978     3,938,405
                                                              -----------   -----------   -----------
                                                               30,273,913    30,223,457    22,974,144
                                                              -----------   -----------   -----------
Operating Cost and Expenses:
Cost of sales                                                  15,736,357    14,854,410    12,745,613
Vocational school operating expenses                            3,441,260     3,363,181     3,516,305
Depreciation and amortization                                   2,112,959     2,117,706     2,234,177
General and administrative (Note 7)                             3,759,867     4,367,808     3,905,451
                                                              -----------   -----------   -----------
                                                               25,050,443    24,703,105    22,401,546
                                                              -----------   -----------   -----------
                                                                5,223,470     5,520,352       572,598
Investment and other income (Notes 3 & 4)                      20,569,303       812,196     1,018,495
                                                              -----------   -----------   -----------
        Income before income taxes                             25,792,773     6,332,548     1,591,093
Provision for income taxes (Note 9)                             6,800,000     2,360,000       150,000
                                                              -----------   -----------   -----------
        Net Income                                            $18,992,773   $ 3,972,548   $ 1,441,093
                                                              ===========   ===========   ===========
Net Income Per Share                                          $     15.94   $      3.23   $      1.15
                                                              ===========   ===========   ===========
Weighted average number of shares outstanding                   1,191,469     1,231,270     1,255,101

The accompanying notes are an integral part of these statements.

        5
        -

Consolidated Balance Sheets
---------------------------------

June 30,                                                                   1997            1996
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                               $ 5,946,050     $ 1,721,939
Treasury bills (par value $24,000,000 in 1997 and $5,035,000 in 1996)
  (Note 2)                                                               23,540,939       4,973,377
Accounts and notes receivable, less allowance for doubtful accounts of
  $159,167 in 1997 and $149,180 in 1996 (Note 3)                          1,637,066       5,173,445
Inventories                                                                 584,401         531,637
Deferred income taxes (Note 9)                                              675,000
Prepaid expenses and other current assets                                   379,654         531,639
                                                                        -----------     -----------
  Total current assets                                                   32,763,110      12,932,037
                                                                        -----------     -----------
Notes Receivable (Note 3)                                                   232,276       1,154,378
Property and Equipment:
Machinery and equipment                                                  22,551,992      22,160,240
Land, buildings and improvements                                          9,652,554       9,743,940
                                                                        -----------     -----------
                                                                         32,204,546      31,904,180
Less accumulated depreciation and amortization                           22,016,611      20,867,899
                                                                        -----------     -----------
                                                                         10,187,935      11,036,281
                                                                        -----------     -----------
Other Assets:
Deferred charges and other assets                                           256,006         130,930
Investments available for sale at fair value (Cost $5,417,222 in 1997
  and $11,749,436 in 1996) (Note 4)                                      15,539,706      29,647,443
Investments held to maturity at cost (Fair value $603,600 in 1996)
  (Note 4)                                                                                  633,426
Other equity investments at cost (Note 4)                                 2,505,000
                                                                        -----------     -----------
                                                                         18,300,712      30,411,799
                                                                        -----------     -----------
                                                                        $61,484,033     $55,534,495
                                                                        ===========     ===========
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Bank overdraft                                                                          $   250,686
Accounts payable                                                        $ 1,104,205       1,410,953
Other accrued liabilities                                                 1,255,321       1,447,406
Accrued payroll and related employee benefits                               940,631       1,069,429
Income taxes payable                                                        534,231         467,983
                                                                        -----------     -----------
  Total current liabilities                                               3,834,388       4,646,457
Deferred Income Taxes (Note 9)                                                            2,750,000
                                                                        -----------     -----------
                                                                          3,834,388       7,396,457
                                                                        -----------     -----------
Commitments and Contingent Liabilities (Notes 5 & 6)
Shareowners' Equity (Note 8):
Common stock, no par value, 5,000,000 shares authorized; shares issued
  and outstanding: 1997 -- 1,168,665; 1996 -- 1,202,565                   4,138,462       3,921,287
Retained earnings                                                        45,513,699      29,848,744
Net unrealized gain on investments available for sale, net of income
  taxes of $2,125,000 in 1997 and $3,530,000 in 1996                      7,997,484      14,368,007
                                                                        -----------     -----------
                                                                         57,649,645      48,138,038
                                                                        -----------     -----------
                                                                        $61,484,033     $55,534,495
                                                                        ===========     ===========

The accompanying notes are an integral part of these statements.

        6
        -

Consolidated Statements of Cash Flows
----------------------------------------------

For the years ended June 30,                                     1997          1996          1995
-----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                   $ 18,992,773   $ 3,972,548   $ 1,441,093
Adjustments to reconcile net income to net cash flows from
  operating activities:
  Depreciation and amortization                                 2,112,959     2,117,706     2,234,177
  (Gains) losses on investments available for sale            (17,313,454)       87,802      (132,698)
  Gains on sale of equipment                                       (8,324)      (45,374)      (48,663)
  Deferred income taxes                                        (2,195,000)     (515,000)     (265,000)
  Provision for doubtful accounts receivable                       13,139        16,908       118,459
Changes in operating assets and liabilities:
  Accounts and notes receivable                                 1,945,342      (383,567)     (170,389)
  Inventories                                                     (52,764)     (108,460)      (11,202)
  Prepaid expenses and other current assets                       151,985       577,467      (402,903)
  Accounts payable and accrued liabilities                       (627,631)    1,417,705       (19,261)
  Income taxes payable                                             66,248       275,147       125,681
  Other assets                                                     49,924       (17,864)     (113,066)
                                                             ------------   -----------   -----------
Net cash flows from operating activities                        3,135,197     7,395,018     2,756,228
                                                             ------------   -----------   -----------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury bills                               (30,602,562)   (9,619,494)   (4,272,507)
Maturities or dispositions of U.S. Treasury bills              12,035,000     6,905,000     4,495,159
Purchase of property and equipment                             (1,298,935)   (2,255,436)   (2,208,936)
Disposition of property and equipment                              42,646       415,897       996,316
Purchase of long-term notes receivable                                         (230,000)
Purchase of investments available for sale                     (3,223,689)   (2,168,781)   (2,766,719)
Purchase of investments held to maturity                                                       (3,000)
Disposition of investments available for sale                  27,497,783     2,556,476     2,189,066
Disposition of investments held to maturity                                     290,000       232,000
                                                             ------------   -----------   -----------
Net cash flows from (used in) investing activities              4,450,243    (4,106,338)   (1,338,621)
                                                             ------------   -----------   -----------
Cash Flows From Financing Activities:
Dividends to shareowners                                       (1,491,132)     (616,782)     (439,089)
Repurchases of common stock                                    (1,836,686)   (1,381,693)     (400,670)
Change in bank overdraft                                         (250,686)      188,940      (365,451)
Proceeds from stock options exercised                             217,175
                                                             ------------   -----------   -----------
Net cash used in financing activities                          (3,361,329)   (1,809,535)   (1,205,210)
                                                             ------------   -----------   -----------
Net increase in cash and cash equivalents                       4,224,111     1,479,145       212,397
Cash and cash equivalents at beginning of year                  1,721,939       242,794        30,397
                                                             ------------   -----------   -----------
Cash and cash equivalents at end of year                     $  5,946,050   $ 1,721,939   $   242,794
                                                             ============   ===========   ===========
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                   $        301   $     4,333   $     4,853
  Income taxes                                               $  8,928,751   $ 2,577,438   $   289,321
Non Cash Investing Transaction:
  Acquired stock of OSI Systems, Inc. (formerly Opto
     Sensors, Inc.) in exchange for cancellation of a loan
     by the exercise of warrants issued as a condition of
     the loan                                                $  2,500,000

The accompanying notes are an integral part of these statements.

        7
        -

Consolidated Statements of Shareowners' Equity
--------------------------------------------------------

                                                                                                      Net
                                                                                                   Unrealized
                                                            Common Stock                            Gain on
                                                      ------------------------                    Investments
                                                      Number of                     Retained       Available
For the years ended June 30, 1997, 1996 and 1995.       Shares        Amount        Earnings        for Sale
--------------------------------------------------------------------------------------------------------------
Balance July 1, 1994                                   1,261,436    $3,921,287    $ 27,273,337              --
Net income                                                                           1,441,093
Cash dividends on common stock, $0.35 per share                                       (439,089)
Cash purchase of common stock and subsequent
  retirement                                             (16,571)                     (400,670)
Net unrealized gain on investments available
  for sale                                                                                        $  8,507,655
                                                      ----------    ----------   --------------   ------------
Balance June 30, 1995                                  1,244,865     3,921,287      27,874,671       8,507,655
Net income                                                                           3,972,548
Cash dividends on common stock, $0.50 per share                                       (616,782)
Cash purchase of common stock and subsequent
  retirement                                             (42,300)                   (1,381,693)
Net unrealized gain on investments available
  for sale                                                                                           5,860,352
                                                      ----------    ----------   --------------   ------------
Balance June 30, 1996                                  1,202,565     3,921,287      29,848,744      14,368,007
Net income                                                                          18,992,773
Cash dividends on common stock, $1.25 per share                                     (1,491,132)
Cash purchase of common stock and subsequent
  retirement                                             (40,900)                   (1,836,686)
Proceeds from stock options exercised                      7,000       217,175
Net unrealized gain on investments available
  for sale                                                                                          (6,370,523)
                                                      ----------    ----------   --------------   ------------
Balance June 30, 1997                                  1,168,665    $4,138,462    $ 45,513,699    $  7,997,484
                                                      ==========    ==========    ============    ============

The accompanying notes are an integral part of these statements.

        8
        -

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------
NOTE 1:               Principles of Consolidation:
Summary of                 The consolidated financial statements include the
Significant           accounts of Scope Industries and its subsidiaries (the
Accounting            Company), all of which are wholly owned. All significant
Policies              intercompany accounts and transactions are eliminated.

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

                      Investments:
                           Investments in debt securities and equity securities
                      with readily determinable market values are classified into categories based on the Company's intent. Investments held to maturity, which the Company has the positive intent and ability to hold to maturity, are carried at cost. Investments available for sale are carried at estimated fair value. Unrealized holding gains and losses are excluded from earnings and reported, net of income taxes, as a separate component of shareowners' equity until realized. For all investment securities, unrealized losses that are other than temporary are recognized in net income. Realized gains and losses are determined on the specific identification method and are reflected in net income.
                           The Company adopted the provisions of Statement of
                      Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", on July 1, 1994. The cumulative effect as of July 1, 1994 of adopting SFAS No. 115 increased shareholders' equity by $5,730,365. There was no effect on net income.

                      Inventories:
                           Inventories consist of manufactured finished goods
                      and purchased goods, portions of which are consumed in the various operating activities and portions of which are sold to customers. Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

                      Property and Equipment:
                           Property and equipment are stated at cost.
                      Depreciation is provided generally on the straight-line method over the estimated useful lives of the assets. Service lives for principal assets are 20 years for buildings, 10 years, but not exceeding the lease terms, for leasehold improvements and 7 years for machinery and equipment.

                      Revenue Recognition:
                           Sales are recorded at contract prices as deliveries
                      are made. Tuition revenue is recognized as course hours are completed by students. Provisions for losses on student accounts and loans receivable are determined on the basis of loss experience and assessment of prospective risk. Resulting adjustments to the allowance for losses are made.

                             9
                             -

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                      Income Taxes:
                           The Company files a consolidated Federal income tax
                      return. The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

                      Net Income Per Share:
                           Net income per common share is based on the weighted
                      average number of common shares and common share equivalents outstanding during the year. There is no significant difference between primary and fully diluted net income per share.

                      Recently Issued Accounting Pronouncements:
                           In February 1997, the Financial Accounting Standards
                      Board issued Statement of Financial Accounting Standards
                      (SFAS) No. 128, "Earnings Per Share". This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company does not expect that the statement will have a material effect on the Company's consolidated financial statements.
                           In June 1997, the Financial Accounting Standards
                      Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". These statements are effective for financial statements issued for periods beginning after December 15, 1997. The Company has not yet analyzed the impact of adopting these statements.

--------------------------------------------------------------------------------
NOTE 2:                    All U.S. Treasury bills are purchased with maturities
Treasury              of one year or less. The cost is adjusted to reflect
Bills                 interest earned as it accrues. The adjusted cost
                      approximates the fair value of the bills. The Company has classified its Treasury bills as:

                        June 30,                                                1997           1996
                        ---------------------------------------------------------------------------
                        Held-to-maturity                                 $22,591,800     $4,973,377
                        Available-for-sale                                   949,139
                                                                         -----------     ----------
                                                                         $23,540,939     $4,973,377
                                                                         ===========     ==========

--------------------------------------------------------------------------------
NOTE 3:                    Components of notes receivable are as follows:
Notes
Receivable

                        June 30,                                               1997            1996
                        ---------------------------------------------------------------------------
                        Loan to OSI Systems, Inc. (formerly Opto Sensors,
                          Inc.)                                            $      0     $ 2,500,000
                        Loan to Simcala, Inc. (formerly SiMETCO, Inc.)            0         950,000
                        Others                                              308,494         242,217
                        Less amounts classified as current                  (76,218)     (2,537,839)
                                                                           --------     -----------
                                                                           $232,276     $ 1,154,378
                                                                           ========     ===========


                  10
                  --

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           In April 1990, the Company loaned OSI Systems, Inc.
                      $2,500,000. As a condition of the loan, the Company received a promissory note and warrants to purchase 1,250,000 shares of preferred stock of OSI Systems, Inc. In November 1996 the Company exercised its warrants to purchase 1,250,000 shares of preferred stock of OSI Systems, Inc. for $2,500,000. The note for $2,500,000 was canceled and preferred stock was issued to the Company in exchange. Subsequently, the preferred stock held by the Company was converted to common stock of OSI Systems, Inc. At June 30, 1997, the Company held approximately 30% of the common stock of OSI Systems, Inc. Interest income of $99,063, $249,740 and $247,711 in 1997, 1996 and 1995,
                      respectively, was earned on the note. No dividends were received on the preferred or common shares.
                           The Company's loan to SiMETCO, Inc. of $1,650,000 was
                      in default from March 1993 until February 1995. In 1993 and 1994 the Company recorded provisions of $700,000 that recognized the potential reduction in realizable value of the note. In February 1995, a bankruptcy reorganization was effected whereby Simcala, Inc. became the successor to the business and operations of SiMETCO. A new promissory note was issued to the Company by Simcala, Inc. in the principal amount of $2,106,255 in exchange for the SiMETCO note. No income or increased value was recorded in conjunction with the exchange. It was not practicable to estimate the fair value of the new note. In April 1997 Simcala made an early and full repayment of the note. A gain of $1,156,255 was recognized as a result of the note repayment. Interest income of $182,051, $242,594 and $97,638 was earned on the Simcala note in 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

NOTE 4:                    Included in Investment and Other Income are
Investments           recognized gains and losses on investment securities. Net
                      gains of $17,313,454 and $132,698 were recognized in 1997 and 1995, respectively. A net loss of $87,802 was recognized in 1996. Gross recognized gains and gross recognized losses were $17,558,454 and $245,000, respectively, for 1997, $697,589 and $785,391, respectively, for 1996 and $178,710 and $46,012, respectively, for 1995. Recognized gains and losses are from sales of investments and from recognized losses of $245,000 and $749,900 in 1997 and 1996, respectively, on securities whose decline in value was deemed to be other than temporary.

                           At June 30, 1997 investments were as follows:

                                                                             Gross         Gross
                                                                          Unrealized    Unrealized        Fair
                                                               Cost          Gains        Losses          Value
                           ---------------------------------------------------------------------------------------
                           Available-for-sale securities
                             Corporate debt
                                securities(1)(2)
                                Due after three but within
                                eight years                 $   633,426   $             $   (25,631)   $   607,795
                             Equity securities                4,783,796    10,148,115                   14,931,911
                                                            -----------   -----------   -----------    -----------
                                                            $ 5,417,222   $10,148,115   $   (25,631)   $15,539,706
                           Other equity securities          $ 2,505,000                                $ 2,505,000

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           At June 30, 1996 investments were as follows:

                                                                             Gross         Gross
                                                                          Unrealized    Unrealized        Fair
                                                               Cost          Gains        Losses          Value
                           ---------------------------------------------------------------------------------------
                           Held-to-maturity securities
                             Corporate debt securities(1)
                                Due after four but within
                                nine years                  $   633,426                 $   (29,826)   $   603,600
                           Available-for-sale securities
                             Corporate debt securities
                                Due after one but within
                                four years                  $   573,000   $    27,000   $              $   600,000
                             Equity securities               11,176,436    17,871,607          (600)    29,047,443
                                                            -----------   -----------   -----------    -----------
                                                            $11,749,436   $17,898,607   $      (600)   $29,647,443

                      -------------------------------------

                      (1) Fixed maturity investments having an aggregate cost of
                          $250,316 at June 30, 1997 and $633,426 at June 30,
                          1996 are held in trust by the State Treasurer of California as security for the Company's potential obligations as a self-insurer of its California Workers' Compensation liabilities.
                      (2) A portion of the fixed maturity investments previously held in trust by the State Treasurer of California were released to the Company in June 1997. As a result, the Company has reclassified the fixed maturity investments to available-for-sale securities at June 30, 1997.
                           Fair values for investments available-for-sale are
                      based on quoted market prices, where available, at the reporting date. Other equity securities are carried at cost. No quoted market prices are available for these securities.

--------------------------------------------------------------------------------
NOTE 5:                    The Company occupies certain facilities under
                      long-term leases. Future minimum rental payments required
Leases under non-cancelable operating leases having lease terms in excess of one year are:

                        For the years ending June 30,
                        -------------------------------------------------------------------------
                        1998                                                           $  446,109
                        1999                                                              459,109
                        2000                                                              422,509
                        2001                                                              354,780
                        2002                                                              328,612
                        Thereafter                                                      1,047,941
                                                                                       ----------
                        Total minimum lease payments                                   $3,059,060
                                                                                       ==========

                           Total rental expense under operating leases was
                      $729,196 in 1997, $735,557 in 1996 and $781,661 in 1995.

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 6:                    A former subsidiary of the Company has been
Contingent            designated as a potentially responsible party (PRP) by the
Liabilities           Environmental Protection Agency (EPA) with respect to the
                      cleanup of hazardous wastes at a site in southern
                      California. The Company believes it has valid defenses and intends to vigorously defend itself. The Company and its counsel are currently unable to predict the outcome of this matter, but the Company believes that its ultimate resolution will not have a materially adverse effect on its consolidated financial statements.
                           In the normal course of business, the Company and
                      certain of its subsidiaries are defendants in various other lawsuits. After consultation with counsel, management is of the opinion that these other various lawsuits, individually or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.

--------------------------------------------------------------------------------
NOTE 7:                    The Company maintains two non-qualified retirement
Retirement            plans for certain key employees. The Company contributions
Plans                 to the plans are based on matching voluntary employee
                      savings contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 1997, 1996 and 1995 the defined contribution plan expenses were $541,716, $507,298 and $175,973, respectively.
                           The Company has a Defined Benefit Pension Plan. The
                      amounts involved are not significant to the Company's operations.

--------------------------------------------------------------------------------
NOTE 8:                    Under the Company's 1992 Stock Option Plan the
Stock                 Company can grant to key employees options to purchase the
Options               Company's common stock at not less than the fair market
                      value of such shares on the date such option is granted, except that if the employee owns shares of the Company representing more than 10% of its total voting power, then the price shall not be less than 110% of the fair market value of such shares on the date such option is granted.
                           No option may be granted under the 1992 Stock Option
                      Plan after December 31, 2001. Options to purchase shares expire five years after the date of grant and become exercisable on a cumulative basis at 25% each year, commencing with the second year.
                           Stock option activity under this plan and a previous
                      plan was as follows:

                                                                        Weighted              Weighted
                                                              Number    Average               Average
                                                                of      Exercise   Options    Exercise
                                                              Shares     Price    Exercisable  Price
                        ------------------------------------------------------------------------------
                        Outstanding at June 30, 1994.........  16,140     $35.52
                          Granted............................   9,000      26.22
                          Expired............................  (7,140)     41.54
                          Canceled...........................  (2,000)     29.75
                                                               ------
                        Outstanding at June 30, 1995.........  16,000      28.32       5,250    $31.03
                          Granted............................   9,000      33.07
                                                               ------
                        Outstanding at June 30, 1996.........  25,000      30.03       9,250     29.86
                          Exercised..........................  (7,000)     31.03
                                                               ------
                        Outstanding at June 30, 1997.........  18,000      29.64       6,750     28.50

                       13
                       --

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           At June 30, 1997 option prices for shares under
                      option ranged from $25.37 to $35.20 per share and the weighted average remaining contractual life of options outstanding is three years. There are 25,000 shares available for future grant.
                           No expense has been charged to income relating to
                      stock options. If the fair value method of accounting for stock options prescribed by Statement of Accounting Standards (SFAS) No. 123 had been used, the expense relating to the stock options would have been $13,673 in 1997 and $6,836 in 1996. Pro forma net income would have been $18,979,100 in 1997 and $3,965,712 in 1996. Pro forma earnings per share for 1997 would have been $15.93 rather than the $15.94 reported earnings per share. 1996 pro forma earnings per share would have been $3.22 compared to reported earnings per share of $3.23.
                           The fair value of the options granted in January 1996
                      was estimated using the Black-Scholes model with the following assumptions:

                        Risk-free interest
                          rate                   6.2%           Dividend yield             1.5%
                                                                Stock price
                        Expected life            5 years        volatility                10.9%

--------------------------------------------------------------------------------
NOTE 9:                    The components of the provision for income taxes are:
Income
Taxes

                        For the years ended June 30,               1997           1996         1995
                        ------------------------------------------------------------------------------
                        Current:
                        Federal                                 $ 7,795,000    $2,275,000    $ 265,000
                        State                                     1,200,000       600,000      150,000
                                                                -----------    ----------    ---------
                                                                  8,995,000     2,875,000      415,000
                                                                -----------    ----------    ---------
                        Deferred:
                        Federal                                  (1,745,000)     (465,000)    (265,000)
                        State                                      (450,000)      (50,000)
                                                                -----------    ----------    ---------
                                                                 (2,195,000)     (515,000)    (265,000)
                                                                -----------    ----------    ---------
                          Total provision                       $ 6,800,000    $2,360,000    $ 150,000
                                                                ===========    ==========    =========

                           Reconciliation of the provision for income taxes
                      computed at the U.S. Federal statutory income tax rate to the reported provision is:

                        For the years ended June 30,              1997           1996         1995
                        ------------------------------------------------------------------------------
                        U.S. Federal statutory income tax       $ 9,027,471    $2,153,066    $ 540,971
                        Benefits from loss carryforwards                         (403,100)    (419,914)
                        Expenses not currently deductible                         557,751      162,728
                        State income taxes, net of Federal
                          tax benefit                               606,000       363,000       99,000
                        Reduction of deferred tax asset
                          valuation allowance                    (2,884,342)     (515,000)    (265,000)
                        Other                                        50,871       204,283       32,215
                                                                -----------    ----------    ---------
                          Total provision                       $ 6,800,000    $2,360,000    $ 150,000
                                                                ===========    ==========    =========

                        14
                        --

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           The major components of the deferred tax assets and
                      liabilities are:

                        June 30,                                              1997           1996
                        ----------------------------------------------------------------------------
                        Depreciation                                      $  (390,796)   $  (377,906)
                        Income not currently taxable                          (31,782)       (30,496)
                        Unrealized gain on investments                     (2,125,000)    (3,530,000)
                        Other                                                (137,422)       (13,105)
                                                                          -----------    -----------
                          Total deferred income tax liabilities            (2,685,000)    (3,951,507)
                                                                          -----------    -----------
                        Expenses not currently deductible                   1,847,960      1,006,510
                        Recognized losses not currently deductible          1,687,040      3,079,339
                                                                          -----------    -----------
                          Total deferred income tax assets                  3,535,000      4,085,849
                                                                          -----------    -----------
                        Valuation allowance                                               (2,884,342)
                                                                          -----------    -----------
                          Net deferred income tax asset (liability)       $   850,000    ($2,750,000)
                                                                          ===========    ===========

--------------------------------------------------------------------------------
NOTE 10:                   The Company's current operations are conducted
Business              through two primary business segments.
Segment
Data                  Waste Material Recycling
                           The Company owns and operates plants in Los Angeles,
                      and San Jose, CA; Baltimore, MD; Chicago, IL; Dallas, TX;
                      and Denver, CO, in which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The
                      Company also owns and operates a plant in Vernon, CA in which bakery waste material is processed and converted into edible bread crumbs. The principal customers are pre-packaged and restaurant supply food processors. This business depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

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



                      15
                      --

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                        For the years ended June 30,              1997           1996           1995
                        --------------------------------------------------------------------------------
                        Operating Sales and Revenues:
                        Waste Material Recycling               $25,107,197    $25,438,070    $18,663,645
                        Vocational School Group                  4,529,044      4,467,978      3,938,406
                        Other                                      637,672        317,409        372,093
                                                               -----------    -----------    -----------
                                                               $30,273,913    $30,223,457    $22,974,144
                                                               ===========    ===========    ===========
                        Operating Income (Loss) before
                          Income Taxes:
                        Waste Material Recycling               $ 6,306,850    $ 6,526,681    $ 2,012,890
                        Vocational School Group                     70,092         79,496       (629,144)
                        Other                                      406,963        (24,239)        65,760
                                                               -----------    -----------    -----------
                                                                 6,783,905      6,581,938      1,449,506
                        Corporate expenses                      (1,560,435)    (1,061,586)      (876,908)
                        Investment and other income             20,569,303        812,196      1,018,495
                                                               -----------    -----------    -----------
                        Income before income taxes             $25,792,773    $ 6,332,548    $ 1,591,093
                                                               ===========    ===========    ===========

                           One customer represented 17%, 13% and 10% of product
                      revenues for the Waste Material Recycling segment for the years ended 1997, 1996 and 1995 respectively. Another customer represented 2%, 8% and 11% of the segment's revenues for those respective years. The loss of these customers would not have a material adverse effect on the Company since the commodity product is readily marketable.

                        For the years ended June 30,             1997           1996           1995
                        --------------------------------------------------------------------------------
                        Identifiable Assets:
                        Waste Material Recycling               $10,630,867    $12,627,828    $12,451,700
                        Vocational School Group                  1,722,024      1,607,828      1,373,802
                        Other                                      140,597         87,759        115,458
                        Corporate                               48,990,545     41,211,080     29,127,318
                                                               -----------    -----------    -----------
                                                               $61,484,033    $55,534,495    $43,068,278
                                                               ===========    ===========    ===========
                        Depreciation and Amortization:
                        Waste Material Recycling               $ 1,866,195    $ 1,850,022    $ 1,940,206
                        Vocational School Group                    181,501        196,463        214,512
                        Other                                       53,165         58,535         66,141
                        Corporate                                   12,098         12,686         13,318
                                                               -----------    -----------    -----------
                                                               $ 2,112,959    $ 2,117,706    $ 2,234,177
                                                               ===========    ===========    ===========
                        Capital Expenditures:
                        Waste Material Recycling               $ 1,087,597    $ 1,776,232    $ 1,541,817
                        Vocational School Group                     88,112        430,426        659,512
                        Other                                      121,431         30,374
                        Corporate                                    1,795         18,404          7,607
                                                               -----------    -----------    -----------
                                                               $ 1,298,935    $ 2,255,436    $ 2,208,936
                                                               ===========    ===========    ===========

       16
       --

Independent Auditors' Report
----------------------------------

--------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investments in fiscal 1995.


/s/ Deloitee & Touche LLP


Los Angeles, California
August 21, 1997

Corporate Information
--------------------------

Directors                 Officers                  Independent Auditors
Robert Henigson           Meyer Luskin              Deloitte & Touche LLP
Investor                  Chairman, President and   Los Angeles, California
                          Executive Officer
Meyer Luskin
                                                    Transfer Agent and Registrar
William H. Mannon         John J. Crowley           ChaseMellon Shareholders
Retired Officer of        Vice President and Chief  Services, L.L.C.
Scope Industries          Financial Officer         Los Angeles, California

Franklin Redlich          Eleanor R. Smith          Securities Listed
Retired                   Secretary and Controller  American Stock Exchange

Paul D. Saltman, Ph.D.
Professor of Biology
University of California at
San Diego

                                      1997

                                      LOGO

                        233 WILSHIRE BOULEVARD, SUITE 310
                             SANTA MONICA, CA 90401