Form 10-K, Exhibit 13
period 1998-06-30
SCOPE INDUSTRIES
filed 1998-09-23
CIK 87864

                                                                     EXHIBIT 13




                                     SCOPE
                                   INDUSTRIES
                                      1998




                                      61ST
                                     ANNUAL
                                     REPORT




                             SCOPE INDUSTRIES LOGO

Financial Highlights
-----------------------

For the years ended June 30,                                1998           1997           1996
---------------------------------------------------------------------------------------------------

Operating sales and revenues                              $25,045,272    $30,273,913    $30,223,457

Investment and other income                                25,344,817     20,569,303        812,196

Net income                                                $16,063,797    $18,992,773    $ 3,972,548

Net income per share -- Basic                             $     14.10    $     16.03    $      3.23
Net income per share -- Diluted                           $     13.98    $     15.94    $      3.23

Average shares outstanding -- Basic                         1,139,276      1,184,957      1,228,934
Average shares outstanding -- Diluted                       1,148,645      1,191,469      1,231,270




Five-Year Review -- Selected Financial Data
----------------------------------------------------

For the years ended June 30,             1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------
OPERATIONS

Operating Sales and Revenues          $25,045,272   $30,273,913   $30,223,457   $22,974,144   $23,332,933

Operating Cost and Expenses:
Cost of sales and operating expenses   18,065,034    19,177,617    18,217,591    16,261,918    16,556,054
Depreciation and amortization           2,024,722     2,112,959     2,117,706     2,234,177     2,250,183
General and administrative              4,056,536     3,759,867     4,367,808     3,905,451     4,982,828
                                      -----------   -----------   -----------   -----------   -----------
                                       24,146,292    25,050,443    24,703,105    22,401,546    23,789,065
                                      -----------   -----------   -----------   -----------   -----------
                                          898,980     5,223,470     5,520,352       572,598      (456,132)
Investment and other income            25,344,817    20,569,303       812,196     1,018,495     2,055,702
                                      -----------   -----------   -----------   -----------   -----------
Income before income taxes             26,243,797    25,792,773     6,332,548     1,591,093     1,599,570
Provision for income taxes             10,180,000     6,800,000     2,360,000       150,000        35,000
                                      -----------   -----------   -----------   -----------   -----------
           Net income                 $16,063,797   $18,992,773   $ 3,972,548   $ 1,441,093   $ 1,564,570
                                      ===========   ===========   ===========   ===========   ===========

Net income per share -- Basic         $     14.10   $     16.03   $      3.23   $      1.15   $      1.24

Net income per share -- Diluted       $     13.98   $     15.94   $      3.23   $      1.15   $      1.24

FINANCIAL PERFORMANCE
Net income as a percent of revenues        64.14%        62.74%        13.14%         6.27%         6.71%
Cash dividend per share               $      1.25   $      1.25   $      0.50   $      0.35   $      0.30
Capital expenditures                  $ 2,649,478   $ 1,298,935   $ 2,255,436   $ 2,208,936   $ 2,630,917

FINANCIAL POSITION
Total assets                          $78,380,114   $61,484,033   $55,534,495   $43,068,278   $34,218,320
Shareowners' equity                   $71,154,072   $57,649,645   $48,138,038   $40,303,613   $31,194,624
Equity per share at end of year       $     63.37   $     49.33   $     40.03   $     32.38   $     24.73
Shares outstanding at end of year       1,122,842     1,168,665     1,202,565     1,244,865     1,261,436

President's Report to the Shareholders

--------------------------------------------------------------------------------

Shareholder (SHH): Well, what are you going to do for me today?
                                                         -----
Management (MGT): Frankly, I don't know and I'm not sure what you can expect.

SHH:     What do you mean! . . . . you earned $13.98 per share this year and
         $15.94 the year before, what's the problem.

MGT: As I tried to explain in my previous reports, the overwhelming majority of our net income came from investment gains. However, by this year end we had essentially sold all of our public investment securities, except for our holdings in OSI Systems, Inc. (OSI).

SHH: Are you telling me that since you sold all of our public investment securities, except for OSI, and because you put the sales proceeds in Treasury Bills, there's nothing left to sell -- so no more big gains. Didn't you buy something after all those sales? What about Dext, OSI, Marinello and our other assets!

MGT:     Good questions and I'll take them in order, Dext first.
              Dext Company -- The sales price of the animal feed ingredient we manufacture from recycled waste food continues to decline. It declined 19% in fiscal 1998 and about 10% more in the first five weeks of this new fiscal year. There's little profit to be earned when costs decline about 7% and sales prices drop nearly 30%. Based on corn futures prices the earnings outlook for Dext is dismal for this year. However, what's expected currently for feed commodity prices could be surprisingly different three months from now.
              OSI -- It's our present intention to hold our shares. As long as the Company's growth prospects and management continue to be special, we'll hold our position.
              Marinello Schools of Beauty -- Enrollment at cosmetology schools tends to decline during periods of strong economic growth and very low unemployment. Consequently Marinello reported a small loss for fiscal 1998. We are trying to improve our profitability by being more efficient and by closing those schools which have major enrollment problems. Thus, we have closed our school in Buena Park, CA, and expect to close the one in Santa Fe Springs, CA, at month end; however, we shall open a school in Eagle Rock, CA.
              Real Estate -- We are trying to sell our parcels of raw land in Riverside and Somis, CA. A sale of these properties would result in a significant gain but nowhere near the size of our securities transactions over the last two years.
              Chromagen, Inc., -- During this fiscal year we have invested two million dollars in a private biotechnology company in La Jolla, CA, called Chromagen, Inc. It's too early to form any judgment as to the wisdom of our action.
              Oil and Gas -- We have a 5% working interest in a gas discovery in Eddy County, NM, and a varied minority working interest in an oil waterflood project in Lea County, NM. We have disposed of all our other oil and gas interests.
              Investment Thinking and Cash -- Our thinking was affected by a) the belief that the investment environment was overly enthusiastic in its evaluations - and still is, and b) the contrasting long term views regarding our recycling business. Do we merge or sell to a competitor, or do we make a major acquisition. We reported recognized gains of over $40,000,000 from securities we sold over the past two years. Our invested capital for the securities was about $13,000,000. To make a significant investment we have to believe that the investment idea is as compelling as the ones that created the excellent investment gains.

SHH:     You haven't told me what you're going to do with your cash.

MGT: Either we'll acquire a company in the recycling business, or, at a time and price we believe appropriate, make other investments, or . . . . both.


         1
         _

SHH:     So what do I do?

MGT: We don't know. We have done all that we can and should do. We have disclosed and explained the facts.

     Now we wish to thank you, our customers, vendors, and employees for your support and trust.

Respectfully yours,


/s/ MEYER LUSKIN

Meyer Luskin
Chairman of the Board,
President and Chief Executive Officer




Unaudited Quarterly Financial Data
------------------------------------------

                                    First         Second        Third         Fourth
                                   Quarter       Quarter       Quarter       Quarter         Year
-----------------------------------------------------------------------------------------------------
1998
Operating sales and revenues      $6,494,805    $6,864,916    $5,845,456    $5,840,095    $25,045,272
Gross profit                       1,395,180     1,496,176     1,052,695     1,047,675      4,991,726
Net income                        $  414,815    $3,201,820    $5,352,012    $7,095,150    $16,063,797
                                  ==========    ==========    ==========    ==========    ===========
Net income per share -- Diluted   $     0.35    $     2.80    $     4.69    $     6.25    $     13.98
                                  ==========    ==========    ==========    ==========    ===========
1997
Operating sales and revenues      $9,781,748    $7,046,661    $6,602,673    $6,842,831    $30,273,913
Gross profit                       3,974,844     1,845,915     1,455,702     1,743,894      9,020,355
Net income                        $9,257,768    $4,928,086    $3,768,095    $1,038,824    $18,992,773
                                  ==========    ==========    ==========    ==========    ===========
Net income per share -- Diluted   $     7.72    $     4.11    $     3.15    $     0.88    $     15.94
                                  ==========    ==========    ==========    ==========    ===========


Market Price Range
------------------------

Scope Industries Common Stock

                                                           1998                        1997
                                                   --------------------        --------------------
                                                    High          Low           High          Low
---------------------------------------------------------------------------------------------------

1st Quarter                                        $60.44        $50.00        $43.00        $37.00

2nd Quarter                                         67.00         58.25         50.25         39.50

3rd Quarter                                         66.00         59.50         50.25         41.00

4th Quarter                                         70.50         62.50         54.00         47.00

     Cash dividends of $1.25 per share were paid during the years ended June 30, 1998 and 1997, respectively.

     There were 84 shareowners of record of common stock at July 31, 1998.



        2
        _

Management's Discussion and Analysis of
Operations and Financial Condition
-----------------------------------------

--------------------------------------------------------------------------------

Operating Results -- 1998 compared with 1997
     Total revenues for fiscal year 1998 were 17% below the year earlier revenues. Waste Material Recycling sales for 1998 were 20% below 1997 sales. Vocational School Group revenues for 1998 were 2% above 1997 revenues. Waste Material Recycling sales represented 80% of 1998 Company revenues compared to 83% of 1997 revenues. From 1997 to 1998, dried bakery product sales tonnage decreased 2% and average sales prices dropped 19%. The Vocational School Group revenues represented 18% of the Company's revenues in 1998 compared to 15% in 1997. Waste Material Recycling operating costs were 6% lower per ton produced in 1998 than in the prior year. Operating costs for the Vocational School Group were up 3% in 1998 over the prior year.
     The Company's 1998 operating results compare poorly to 1997 operating results. For Waste Material Recycling operations, lower selling prices prevailed throughout the year. The lower selling prices were dictated by lower prices for competing commodities, especially corn. Corn as well as several other animal feed commodity prices have continued trending lower into the beginning of this next fiscal year. Although operating costs were reduced, including amounts paid for raw materials, margins were lower for this business segment in the current year than they were in the prior year. The Vocational School Group experienced a small reduction in its operating margin and a loss for the current year compared to a nominal profit for the prior year. General and administrative expenses were 8% higher in the current year than 1997 expenses. 1997 expenses were unusually low due to legal expense credits received in that period.
     In fiscal 1998, investment and other income was $25,344,817 compared to $20,569,303 in 1997. In 1998, net investment gains realized were $23,290,926 compared to $17,313,454 in 1997. During the current year, long-term stockholdings in Lone Star Industries, Inc. were sold and a portion of the stockholdings in OSI Systems, Inc. was sold in that company's initial public offering. Holdings of Imperial Bancorp and Mesa, Inc. were sold during the prior year. The appreciation realized on those investments and the subsequent interest earned on the proceeds from their disposition has resulted in unusually large income amounts being recognized in 1998 and 1997.
     Unrealized holding gains on investments, net of deferred income taxes, were $9,380,022 at June 30, 1998 and $7,997,484 at June 30, 1997. These unrealized gains are not reflected in current income. Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 1998.
     Provisions for income taxes are 39% of 1998 pre-tax income and 26% of 1997 pre-tax income. The 1997 effective tax rate is lower than the statutory income tax rate due to the 1997 utilization of deferred tax assets that arose from charges against income in prior years that had reduced investment carrying values but for which no tax benefit was then recognized.
     Net income for fiscal 1998 is $16,063,797 or $13.98 per share -- diluted. For 1997 net income was $18,992,773 or $15.94 per share -- diluted.

Operating Results -- 1997 compared with 1996
     Total revenues were consistent for fiscal years 1997 and 1996. Waste Material Recycling sales for 1997 were 1% below 1996 sales. Vocational School Group revenues for 1997 were 1% above 1996 revenues. Waste Material Recycling sales represented 83% of 1997 Company revenues compared to 84% of 1996 revenues. From 1996 to 1997, tonnage increased 2% and average sales prices for dried bakery product sold dropped 3%. The Vocational School Group revenues represented 15% of the Company's revenues in both years. Waste Material Recycling operating costs were 4% higher per ton produced in 1997 than in the prior year. Operating costs for the Vocational School Group were up 2% in 1997 over the prior year.
     The Company's 1996 operating results were difficult to replicate. Although the 1997 operating results of the two business segments were slightly below the 1996 numbers, 1997 compares favorably to the several years preceding 1996. For Waste Material Recycling operations, lower commodity prices dictated much lower selling prices of dried bakery product over the second half of the 1997 fiscal year. Efficiencies that were gained in 1996 remained in place and aided in sustaining profitability. General and administrative expenses were 14% lower in 1997 than in the prior year. Legal expenses were substantially lower in 1997 than they were in 1996.
     In fiscal 1997, investment and other income was $20,569,303 as compared to $812,196 in 1996. Net investment gains of $17,313,454 were realized in 1997. Long-term stockholdings in Imperial Bancorp and in Mesa, Inc. were sold during the year. The appreciation realized on those investments and the subsequent


        3
        _
interest earned on the proceeds caused the unusual increase in investment and other income in 1997.
     Unrealized holding gains on investments, net of deferred income taxes, were $7,997,484 at June 30, 1997 and were $14,368,007 at June 30, 1996. These unrealized gains are not reflected in current income.
     Provisions for income taxes were 26% of 1997 pre-tax income and 37% of 1996 pre-tax income. The 1997 effective tax rate is lower than the statutory income tax rate due to the 1997 utilization of deferred tax assets that arose from charges against income in prior years that had reduced investment carrying values but for which no tax benefit was then recognized. The recognition of the tax benefits in 1997 of those prior year charges reduced the 1997 income tax provision.
     Net income for fiscal 1997 is $18,992,773 or $15.94 per share. For 1996 net income was $3,972,548 or $3.23 per share.

Capital Expenses/Liquidity
     The Company's capital expenditures were $2,649,478 in 1998, $1,298,935 in 1997 and $2,255,436 in 1996. Capital spending for the Waste Material Recycling segment represented 71% of the Company's total capital expenditures in 1998, 84% in 1997 and 79% in 1996. Vehicle replacements and processing equipment automation and refurbishing are continuously being made to maintain efficient operations and provide for expected growth and expansion of the bakery recycling business. A new bakery waste recycling facility is being planned for the Chicago area and when completed will replace the existing Chicago facility. In the Vocational School Group, one school is currently being remodeled and another is being replaced with a new facility and location. Another school relocation with all new facilities is planned for the 1999 fiscal year. A direct relationship between school improvements and increased enrollment has been evident in past school refurbishing projects. Positive returns on the planned investments are expected. Approximately $3,300,000 in capital improvements is budgeted for fiscal 1999. The Company believes its cash flow from operations and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 1999 without incurring debt.

Shareowners' Equity
     At June 30, 1998, shareowners equity includes net unrealized holding gains on investments totaling $9,380,022, net of deferred income taxes. At June 30, 1997, shareowners equity included $7,997,484 of net unrealized holding gains on investments.
     During August 1997, the Company offered to purchase up to 200,000 shares of its own stock for retirement. As a result of the offer, 32,313 shares were tendered, purchased and retired by the Company. For the year ended June 30, 1998 the Company purchased and retired a total of 45,823 of its shares (3.9%) at a cost of $2,527,221. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares or through new borrowings during the ensuing year. This does not preclude, however, the consideration of opportunities that may present themselves in the future that could require the Company to seek additional capital.

Year 2000
     The Company has undertaken a review of its computer systems and computer applications to identify those which could be affected by "Year 2000" problems. Based on the review and associated testing, the Company believes that its financial data and reporting systems are "Year 2000" ready. The Company also believes its operating systems will not have serious concerns in this regard and are capable of operating in alternative modes that could circumvent "Year 2000" problems. The Company is continuing to review and test its systems and to monitor vendors and service providers to determine what impact may result from the "Year 2000" issue and if action or additional planning is needed. Risks exist that could severely affect the Company's ongoing business should serious failures or interruptions occur in services from utilities, banks, government agencies, government Student Aid funding programs, securities markets or others. Expenses incurred to date to correct "Year 2000" problems have not been material and it is anticipated that no significant additional costs will be incurred with regard to "Year 2000" issues.

Forward Looking Statements
     Forward looking statements included in this Management's Discussion and Analysis of Operations and Financial Condition and included elsewhere in this Annual Report, are subject to risks and uncertainties that could affect actual future results. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Potential risk and uncertainties include, but are not limited to, general business conditions, unusual volatility in equity and interest rate markets and in competing commodity markets, disruptions in the availability or pricing of raw materials, transportation difficulties, changing governmental educational aid policies, or disruption of operations due to unavailability of fuels or from acts of God.


        4
        _

Consolidated Statements of Income
-----------------------------------------

For the years ended June 30,                                     1998          1997          1996
-----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $20,448,167   $25,744,869   $25,755,479
Vocational school revenues                                      4,597,105     4,529,044     4,467,978
                                                              -----------   -----------   -----------
                                                               25,045,272    30,273,913    30,223,457
                                                              -----------   -----------   -----------
Operating Cost and Expenses:
Cost of sales                                                  14,536,956    15,736,357    14,854,410
Vocational school operating expenses                            3,528,078     3,441,260     3,363,181
Depreciation and amortization                                   2,024,722     2,112,959     2,117,706
General and administrative                                      4,056,536     3,759,867     4,367,808
                                                              -----------   -----------   -----------
                                                               24,146,292    25,050,443    24,703,105
                                                              -----------   -----------   -----------
                                                                  898,980     5,223,470     5,520,352
Investment and other income                                    25,344,817    20,569,303       812,196
                                                              -----------   -----------   -----------
        Income before income taxes                             26,243,797    25,792,773     6,332,548
Provision for income taxes                                     10,180,000     6,800,000     2,360,000
                                                              -----------   -----------   -----------
        Net Income                                            $16,063,797   $18,992,773   $ 3,972,548
                                                              ===========   ===========   ===========
Net Income Per Share -- Basic                                 $     14.10   $     16.03   $      3.23
Net Income Per Share -- Diluted                               $     13.98   $     15.94   $      3.23
Average shares outstanding -- Basic                             1,139,276     1,184,957     1,228,934
Dilutive effect of stock options                                    9,369         6,512         2,336
                                                              -----------   -----------   -----------
Average shares outstanding -- Diluted                           1,148,645     1,191,469     1,231,270

The accompanying notes are an integral part of these statements.


        5
        _

Consolidated Balance Sheets
---------------------------------

June 30,                                                         1998           1997
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                     $   755,904    $ 5,946,050
Treasury bills (par value $44,250,000 in 1998 and
  $24,000,000 in 1997)                                         43,024,640     23,540,939
Accounts and notes receivable, less allowance for doubtful
  accounts of $205,318 in 1998 and $159,167 in 1997             1,618,150      1,637,066
Inventories                                                       662,399        584,401
Deferred income taxes                                             700,000        675,000
Prepaid expenses and other current assets                         459,465        379,654
                                                              -----------    -----------
  Total current assets                                         47,220,558     32,763,110
                                                              -----------    -----------
Notes Receivable                                                  897,829        232,276
Property and Equipment:
Machinery and equipment                                        23,407,396     22,551,992
Land, buildings and improvements                               10,581,881      9,652,554
                                                              -----------    -----------
                                                               33,989,277     32,204,546
Less accumulated depreciation and amortization                 23,304,941     22,016,611
                                                              -----------    -----------
                                                               10,684,336     10,187,935
                                                              -----------    -----------
Other Assets:
Deferred charges and other assets                                 244,590        256,006
Investments available for sale at fair value (Cost
  $3,071,776 in 1998 and $5,417,222 in 1997)                   17,326,799     15,539,706
Other equity investments at cost                                2,006,002      2,505,000
                                                              -----------    -----------
                                                               19,577,391     18,300,712
                                                              -----------    -----------
                                                              $78,380,114    $61,484,033
                                                              ===========    ===========
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Accounts payable                                              $ 1,050,796    $ 1,104,205
Other accrued liabilities                                       1,359,136      1,255,321
Accrued payroll and related employee benefits                     705,604        940,631
Income taxes payable                                              475,506        534,231
                                                              -----------    -----------
  Total current liabilities                                     3,591,042      3,834,388
Deferred Income Taxes                                           3,635,000
                                                              -----------    -----------
                                                                7,226,042      3,834,388
                                                              -----------    -----------
Commitments and Contingent Liabilities
Shareowners' Equity:
Common stock, no par value, 5,000,000 shares authorized;
  shares issued and outstanding: 1998 -- 1,122,842;
  1997 -- 1,168,665                                             4,138,462      4,138,462
Retained earnings                                              57,635,588     45,513,699
Net unrealized gain on investments available for sale, net
  of income taxes of $4,875,000 in 1998 and $2,125,000 in
  1997                                                          9,380,022      7,997,484
                                                              -----------    -----------
                                                               71,154,072     57,649,645
                                                              -----------    -----------
                                                              $78,380,114    $61,484,033
                                                              ===========    ===========

The accompanying notes are an integral part of these statements.


        6
        _

Consolidated Statements of Cash Flows
----------------------------------------------

For the years ended June 30,                                    1998           1997          1996
-----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                  $ 16,063,797   $ 18,992,773   $ 3,972,548
Adjustments to reconcile net income to net cash flows from
  operating activities:
  Depreciation and amortization                                2,024,722      2,112,959     2,117,706
  (Gains) losses on investments available for sale           (23,290,926)   (17,313,454)       87,802
  Gains on sale of equipment                                      (9,261)        (8,324)      (45,374)
  Deferred income taxes                                        1,035,000     (2,195,000)     (515,000)
  Provision for doubtful accounts receivable                     116,298         13,139        16,908
Changes in operating assets and liabilities:
  Accounts and notes receivable                                 (140,080)     1,945,342      (383,567)
  Inventories                                                    (77,998)       (52,764)     (108,460)
  Prepaid expenses and other current assets                      (79,811)       151,985       577,467
  Accounts payable and accrued liabilities                      (184,621)      (627,631)    1,417,705
  Income taxes payable                                           (58,725)        66,248       275,147
  Other assets                                                  (163,585)        49,924       (17,864)
                                                            ------------   ------------   -----------
Net cash flows (used in) from operating activities            (4,765,190)     3,135,197     7,395,018
                                                            ------------   ------------   -----------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury bills                              (48,733,701)   (30,602,562)   (9,619,494)
Maturities of U.S. Treasury bills                             29,250,000     12,035,000     6,905,000
Purchase of property and equipment                            (2,508,358)    (1,298,935)   (2,255,436)
Disposition of property and equipment                            137,616         42,646       415,897
Purchase of long-term notes receivable                          (763,975)                    (230,000)
Purchase of investments available for sale                      (338,702)    (3,223,689)   (2,168,781)
Purchase of other equity investments                          (2,001,002)
Disposition of investments available for sale                 28,475,074     27,497,783     2,556,476
Disposition of investments held to maturity                                                   290,000
                                                            ------------   ------------   -----------
Net cash flows from (used in) investing activities             3,516,952      4,450,243    (4,106,338)
                                                            ------------   ------------   -----------
Cash Flows From Financing Activities:
Dividends to shareowners                                      (1,414,687)    (1,491,132)     (616,782)
Repurchases of common stock                                   (2,527,221)    (1,836,686)   (1,381,693)
Change in bank overdraft                                                       (250,686)      188,940
Proceeds from stock options exercised                                           217,175
                                                            ------------   ------------   -----------
Net cash used in financing activities                         (3,941,908)    (3,361,329)   (1,809,535)
                                                            ------------   ------------   -----------
Net (decrease) increase in cash and cash equivalents          (5,190,146)     4,224,111     1,479,145
Cash and cash equivalents at beginning of year                 5,946,050      1,721,939       242,794
                                                            ------------   ------------   -----------
Cash and cash equivalents at end of year                    $    755,904   $  5,946,050   $ 1,721,939
                                                            ============   ============   ===========
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                  $      4,323   $        301   $     4,333
  Income taxes                                              $  9,203,725   $  8,928,751   $ 2,577,438
Non Cash Investing Transactions:
  Reacquired land and buildings through foreclosure
     proceedings in exchange for cancellation of a note
     receivable                                             $    141,120
  Acquired stock of OSI Systems, Inc. (formerly Opto
     Sensors, Inc.) in exchange for cancellation of a loan
     by the exercise of warrants issued as a condition of
     the loan                                                              $  2,500,000

The accompanying notes are an integral part of these statements.


        7
        _

Consolidated Statements of Shareowners' Equity
--------------------------------------------------------

                                                                                              Net Unrealized
                                                        Common Stock                             Gain on
                                                   -----------------------                     Investments
                                                   Number of                    Retained        Available
For the years ended June 30, 1998, 1997 and 1996.    Shares       Amount        Earnings         for Sale
------------------------------------------------------------------------------------------------------------
Balance July 1, 1995                                1,244,865   $3,921,287    $27,874,671      $  8,507,655
Net income                                                                      3,972,548
Cash dividends on common stock, $0.50 per share                                  (616,782)
Cash purchase of common stock and subsequent
  retirement                                          (42,300)                 (1,381,693)
Net unrealized gain on investments available for
  sale                                                                                            5,860,352
                                                   ----------   ----------    -----------      ------------
Balance June 30, 1996                               1,202,565    3,921,287     29,848,744        14,368,007
Net income                                                                     18,992,773
Cash dividends on common stock, $1.25 per share                                (1,491,132)
Cash purchase of common stock and subsequent
  retirement                                          (40,900)                 (1,836,686)
Proceeds from stock options exercised                   7,000      217,175
Net unrealized gain on investments available for
  sale                                                                                           (6,370,523)
                                                   ----------   ----------    -----------      ------------
Balance June 30, 1997                               1,168,665    4,138,462     45,513,699         7,997,484
Net income                                                                     16,063,797
Cash dividends on common stock, $1.25 per share                                (1,414,687)
Cash purchase of common stock and subsequent
  retirement                                          (45,823)                 (2,527,221)
Net unrealized gain on investments available for
  sale                                                                                            1,382,538
                                                   ----------   ----------    -----------      ------------
Balance June 30, 1998                               1,122,842   $4,138,462    $57,635,588      $  9,380,022
                                                   ==========   ==========    ===========      ============

The accompanying notes are an integral part of these statements.


        8
        _

Notes to Consolidated Financial Statements
--------------------------------------------------

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


                      9
                      _

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

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

                      Net Income Per Share:
                           During fiscal 1998, the Company adopted Statement of
                      Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". This statement requires presentation of both basic and diluted net income per share and restatement of all prior period net income per share data presented. Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the incremental shares issuable upon the assumed exercise of dilutive stock options.

                      Recently Issued Accounting Pronouncements:
                           In June 1997, the Financial Accounting Standards
                      Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". These statements become effective for financial statements issued for periods beginning after December 15, 1997. The Company will adopt SFAS No. 130 in fiscal 1999 and expects that fluctuations in unrealized gains or losses on investments will be its only significant type of other comprehensive income. The Company will adopt SFAS No. 131 in fiscal 1999. The Company has historically reported financial and descriptive information for its two operating segments therefore the adoption of this SFAS will have no material effect on consolidated financial position, results of operations or cash flows.

--------------------------------------------------------------------------------
NOTE 2:                   All U.S. Treasury bills are purchased with maturities
                      of one year or less. The cost is adjusted to reflect
Treasury              interest earned as it accrues. The adjusted cost
Bills                 approximates the fair value of the bills. The Company has
                      classified its Treasury bills as:

                                        June 30,                            1998           1997
                      --------------------------------------------------------------------------
                      Available-for-sale                              $43,024,640    $   949,139
                      Held-to-maturity                                                22,591,800
                                                                      -----------    -----------
                                                                      $43,024,640    $23,540,939
                                                                      ===========    ===========

--------------------------------------------------------------------------------
NOTE 3:                    Included in Investment and Other Income are
                      recognized gains and losses on investment securities. Net
Investments           gains of $23,290,926 and $17,313,454 were recognized in
                      1998 and 1997 respectively. A net loss of $87,802 was recognized in 1996. Gross recognized gains and gross recognized losses were $23,290,926 and $0, respectively for 1998, $17,558,454 and $245,000, respectively for 1997 and $697,589 and $785,391, respectively for 1996.
                      Recognized gains and losses are from sales of investments and from recognized losses of $245,000 and $749,900 in 1997 and 1996 respectively, on securities whose decline in value was deemed to be other than temporary.


                      10
                      __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           At June 30, 1998 investments were as follows:

                                                                                    Gross         Gross
                                                                                 Unrealized    Unrealized       Fair
                                                                      Cost          Gains        Losses         Value
                                  --------------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    Corporate debt securities(1)
                                       Due after two but within
                                         seven years               $   633,426   $             $    (4,745)  $   628,681
                                    Equity securities                2,438,350    14,307,346       (47,578)   16,698,118
                                                                   -----------   -----------   -----------   -----------
                                                                   $ 3,071,776   $14,307,346   $   (52,323)  $17,326,799
                                  Other equity securities(2)       $ 2,006,002                               $ 2,006,002

                           At June 30, 1997 investments were as follows:

                                                                                    Gross         Gross
                                                                                 Unrealized    Unrealized       Fair
                                                                      Cost          Gains        Losses         Value
                                  --------------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    Corporate debt securities(1)
                                       Due after three but within
                                         eight years               $   633,426   $             $   (25,631)  $   607,795
                                    Equity securities                4,783,796    10,148,115                  14,931,911
                                                                   -----------   -----------   -----------   -----------
                                                                   $ 5,417,222   $10,148,115   $   (25,631)  $15,539,706
                                  Other equity securities(3)       $ 2,505,000                               $ 2,505,000

                      ---------------------

                      (1) Fixed maturity investments having an aggregate cost of
                          $250,316 at June 30, 1998 and at June 30, 1997 are
                          held in trust by the State Treasurer of California as security for the Company's potential obligations as a self-insurer of its California Workers' Compensation liabilities.
                      (2) At June 30, 1998, the Company held shares and warrants in Chromagen, Inc. which were classified as "other equity securities" and valued at cost. The shares and warrants are not publicly traded.
                      (3) At June 30, 1997, the Company held shares in OSI
                          Systems, Inc. (OSI) which were classified as "other equity securities" and valued at cost. The shares were not publicly traded. An initial public offering of OSI shares took place in October 1997. The Company sold 227,097 of its OSI shares through the offering and recognized a pre-tax gain of $2,513,593 on the sale. Subsequent to the public offering, the Company's remaining shares of OSI have been classified as "available for sale securities" and valued at estimated fair value.

                           Fair values for investments available-for-sale are
                      based on quoted market prices, where available, at the reporting date. Other equity securities are carried at cost. No quoted market prices are available for these securities.


                      11
                      __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------
NOTE 4:
                           The Company occupies certain facilities under
Leases long-term leases. Future minimum rental payments required under non-cancelable operating leases having lease terms in excess of one year are:

                      For the years ending June 30,
                      ------------------------------------------------------------------------
                      1999                                                          $  472,309
                      2000                                                             435,309
                      2001                                                             363,180
                      2002                                                             337,012
                      2003                                                             267,440
                      Thereafter                                                       967,000
                                                                                    ----------
                                 Total minimum lease payments                       $2,842,250
                                                                                    ==========

                           Total rental expense under operating leases was
                       $691,183 in 1998, $729,196 in 1997, and $735,557 in 1996.


--------------------------------------------------------------------------------
NOTE 5:                    In the normal course of business, the Company and
                      certain of its subsidiaries are defendants in various
Contingent            lawsuits. After consultation with counsel, management is
Liabilities           of the opinion that these various lawsuits, individually
                      or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.


--------------------------------------------------------------------------------
NOTE 6:                    The Company maintains two non-qualified retirement
                      plans for certain key employees. The Company contributions
Retirement            to the plans are based on matching voluntary employee
Plans                 savings contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 1998, 1997, and 1996 the defined contribution plan expenses were $282,157, $541,716, and $507,298, respectively.
                           The Company has a Defined Benefit Pension Plan. The
                      amounts involved are not significant to the Company's
                       operations.


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


                      12
                      __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Stock option activity under this plan was as follows:

                                                                                       Weighted                Weighted
                                                                                        Average                 Average
                                                                           Number      Exercise     Options    Exercise
                                                                          of Shares      Price    Exercisable    Price
                                  --------------------------------------------------------------------------------------
                                  Outstanding at June 30, 1995                16,000      $28.32        5,250     $31.03
                                    Granted                                    9,000       33.07
                                                                         -----------
                                  Outstanding at June 30, 1996                25,000       30.03        9,250      29.86
                                    Exercised                                 (7,000)      31.03
                                                                         -----------
                                  Outstanding at June 30, 1997                18,000       29.64        6,750      28.50
                                  Outstanding at June 30, 1998                18,000       29.64       11,250      28.96

                           At June 30, 1998 option prices for shares under
                      option ranged from $25.37 to $35.20 per share and the weighted average remaining contractual life of options outstanding is two years. There are 25,000 shares available for future grant.
                           No expense has been charged to income relating to
                      stock options. If the fair value method of accounting for stock options prescribed by SFAS No. 123 had been used, the expense relating to the stock options would have been $13,673 in 1998, $13,673 in 1997 and $6,836 in 1996. Pro
                      forma net income would have been $16,050,124 in 1998, $18,979,100 in 1997 and $3,965,712 in 1996. Pro forma earnings per share -- diluted in 1998, 1997 and 1996 would have been $13.97, $15.93 and $3.22, respectively, rather than the $13.98, $15.94 and $3.23 reported earnings per share -- diluted.
                           The fair value of the options granted in January 1996
                      was estimated using the Black-Scholes option pricing model with the following assumptions:

                      Risk-free interest
                        rate                 6.2%          Dividend yield          1.5%
                                                           Stock price
                      Expected life          5 years       volatility             10.9%

--------------------------------------------------------------------------------
NOTE 8:                    The components of the provision for income taxes are:
Income
Taxes

                      For the years ended June 30,         1998          1997         1996
                      ---------------------------------------------------------------------------
                      Current:
                      Federal                              $ 8,035,000   $7,795,000   $ 2,275,000
                      State                                  1,110,000    1,200,000       600,000
                                                           -----------   ----------   -----------
                                                             9,145,000    8,995,000     2,875,000
                                                           -----------   ----------   -----------
                      Deferred:
                      Federal                                  915,000   (1,745,000)     (465,000)
                      State                                    120,000     (450,000)      (50,000)
                                                           -----------   ----------   -----------
                                                             1,035,000   (2,195,000)     (515,000)
                                                           -----------   ----------   -----------
                        Total provision                    $10,180,000   $6,800,000   $ 2,360,000
                                                           ===========   ==========   ===========


                      13
                      __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Reconciliation of the provision for income taxes
                      computed at the U.S. Federal statutory income tax rate to the reported provision is:

                         For the years ended June 30,         1998          1997         1996
                      ---------------------------------------------------------------------------
                      U.S. Federal statutory income tax    $ 9,185,329   $9,027,471   $ 2,153,066
                      Benefits from loss carryforwards                                   (403,100)
                      Expenses not currently deductible                                   557,751
                      State income taxes, net of Federal
                        tax benefit                            775,000      606,000       363,000
                      Reduction of deferred tax asset
                        valuation allowance                              (2,884,342)     (515,000)
                      Other                                    219,671       50,871       204,283
                                                           -----------   ----------   -----------
                                 Total provision           $10,180,000   $6,800,000   $ 2,360,000
                                                           ===========   ==========   ===========

                           The major components of the deferred tax assets and
                      liabilities are:

                                         June 30,                         1998          1997
                      --------------------------------------------------------------------------
                      Depreciation                                     $  (326,944)  $  (390,796)
                      Income not currently taxable                         (41,706)      (31,782)
                      Unrealized gain on investments                    (4,875,000)   (2,125,000)
                      Other                                               (181,350)     (137,422)
                                                                       -----------   -----------
                        Total deferred income tax liabilities           (5,425,000)   (2,685,000)
                                                                       -----------   -----------
                      Expenses not currently deductible                  2,110,000     1,847,960
                      Recognized losses not currently deductible           380,000     1,687,040
                                                                       -----------   -----------
                        Total deferred income tax assets                 2,490,000     3,535,000
                                                                       -----------   -----------
                        Net deferred income tax (liability) asset      $(2,935,000)  $   850,000
                                                                       ===========   ===========

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


                      14
                      __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                         For the years ended June 30,         1998          1997          1996
                     -----------------------------------------------------------------------------
                     Operating Sales and Revenues:
                     Waste Material Recycling              $20,011,672   $25,107,197   $25,438,070
                     Vocational School Group                 4,597,105     4,529,044     4,467,978
                     Other                                     436,495       637,672       317,409
                                                           -----------   -----------   -----------
                                                           $25,045,272   $30,273,913   $30,223,457
                                                           ===========   ===========   ===========
                     Operating Income (Loss) before
                       Income Taxes:
                     Waste Material Recycling              $ 2,327,681   $ 6,653,776   $ 6,490,304
                     Vocational School Group                   (52,893)       85,693       127,229
                     Other                                     263,780       534,033       (93,994)
                                                           -----------   -----------   -----------
                                                             2,538,568     7,273,502     6,523,539
                     Corporate expenses                     (1,500,227)   (1,560,435)   (1,061,586)
                     Investment income                      25,205,456    20,079,706       870,595
                                                           -----------   -----------   -----------
                     Income before income taxes            $26,243,797   $25,792,773   $ 6,332,548
                                                           ===========   ===========   ===========

                           One customer represented 19%, 17% and 13% of product
                      revenues for the Waste Material Recycling segment for the years ended 1998, 1997 and 1996 respectively. The loss of this customer or any other single customer would not have a material adverse effect on the Company since the commodity product is readily marketable.

                          For the years ended June 30,         1998          1997          1996
                      -----------------------------------------------------------------------------
                      Identifiable Assets:
                      Waste Material Recycling              $10,740,401   $10,630,867   $12,627,828
                      Vocational School Group                 1,774,759     1,722,024     1,607,828
                      Other                                     605,789       140,597        87,759
                      Corporate                              65,259,165    48,990,545    41,211,080
                                                            -----------   -----------   -----------
                                                            $78,380,114   $61,484,033   $55,534,495
                                                            ===========   ===========   ===========
                      Depreciation and Amortization:
                      Waste Material Recycling              $ 1,781,467   $ 1,866,195   $ 1,850,022
                      Vocational School Group                   181,141       181,501       196,463
                      Other                                      50,345        53,165        58,535
                      Corporate                                  11,769        12,098        12,686
                                                            -----------   -----------   -----------
                                                            $ 2,024,722   $ 2,112,959   $ 2,117,706
                                                            ===========   ===========   ===========
                      Capital Expenditures:
                      Waste Material Recycling              $ 1,872,305   $ 1,087,597   $ 1,776,232
                      Vocational School Group                    72,433        88,112       430,426
                      Other                                     558,997       121,431        30,374
                      Corporate                                 145,743         1,795        18,404
                                                            -----------   -----------   -----------
                                                            $ 2,649,478   $ 1,298,935   $ 2,255,436
                                                            ===========   ===========   ===========


                      15
                      __

Independent Auditors' Report
----------------------------------

--------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP


Los Angeles, California
August 21, 1998

Corporate Information
--------------------------

Directors                  Officers                     Independent Auditors

Robert Henigson            Meyer Luskin                 Deloitte & Touche LLP
Investor                   Chairman, President and      Los Angeles, California
                           Chief Executive Officer
Meyer Luskin                                            Transfer Agent and
                           John J. Crowley              Registrar
William H. Mannon          Vice President and           American Securities
Retired Officer of         Chief Financial Officer      Transfer & Trust, Inc.
Scope Industries                                        Denver, Colorado
                           Eleanor R. Smith
Franklin Redlich           Secretary and Controller     Securities Listed
Retired                                                 American Stock Exchange

Paul D. Saltman, Ph.D.
Professor of Biology
University of California
at San Diego

                                      1998


                             SCOPE INDUSTRIES LOGO


                        233 WILSHIRE BOULEVARD, SUITE 310
                             SANTA MONICA, CA 90401