Form 10-K405, Exhibit 13
period 1999-06-30
SCOPE INDUSTRIES
filed 1999-09-27
CIK 87864

                                     SCOPE
                                   INDUSTRIES
                                      1999

                                      62ND
                                     ANNUAL
                                     REPORT

                                  [SCOPE LOGO]

Financial Highlights
-----------------------

              For the years ended June 30,                   1999           1998           1997
---------------------------------------------------------------------------------------------------

Operating sales and revenues                              $31,045,072    $25,045,272    $30,273,913

Investment and other income                                 3,129,181     25,344,817     20,569,303

Net (loss) income                                         $  (842,555)   $16,063,797    $18,992,773

Net (loss) income per share -- Basic                      $     (0.75)   $     14.10    $     16.03
Net income per share -- Diluted                                          $     13.98    $     15.94

Average shares outstanding -- Basic                         1,116,958      1,139,276      1,184,957
Average shares outstanding -- Diluted                       1,126,454      1,148,645      1,191,469

Five-Year Review -- Selected Financial Data
----------------------------------------------------

    For the years ended June 30,         1999          1998          1997          1996          1995
---------------------------------------------------------------------------------------------------------
OPERATIONS

Operating Sales and Revenues          $31,045,072   $25,045,272   $30,273,913   $30,223,457   $22,974,144

Operating Cost and Expenses:
Cost of sales and operating expenses   26,738,078    18,065,034    19,177,617    18,217,591    16,261,918
Depreciation and amortization           3,094,198     2,024,722     2,112,959     2,117,706     2,234,177
General and administrative              5,434,532     4,056,536     3,759,867     4,367,808     3,905,451
                                      -----------   -----------   -----------   -----------   -----------
                                       35,266,808    24,146,292    25,050,443    24,703,105    22,401,546
                                      -----------   -----------   -----------   -----------   -----------
                                       (4,221,736)      898,980     5,223,470     5,520,352       572,598
Investment and other income             3,129,181    25,344,817    20,569,303       812,196     1,018,495
                                      -----------   -----------   -----------   -----------   -----------
(Loss) income before income taxes      (1,092,555)   26,243,797    25,792,773     6,332,548     1,591,093
(Benefit) provision for income taxes     (250,000)   10,180,000     6,800,000     2,360,000       150,000
                                      -----------   -----------   -----------   -----------   -----------
           Net (loss) income          $  (842,555)  $16,063,797   $18,992,773   $ 3,972,548   $ 1,441,093
                                      ===========   ===========   ===========   ===========   ===========

Net (loss) income per share -- Basic  $     (0.75)  $     14.10   $     16.03   $      3.23   $      1.15

Net income per share -- Diluted                     $     13.98   $     15.94   $      3.23   $      1.15

FINANCIAL PERFORMANCE
Net (loss) income as a percent of
  revenues                                  (2.71)%      64.14%        62.74%        13.14%         6.27%
Cash dividend per share               $      1.00   $      1.25   $      1.25   $      0.50   $      0.35
Capital expenditures                  $ 4,155,834   $ 2,649,478   $ 1,298,935   $ 2,255,436   $ 2,208,936

FINANCIAL POSITION
Total assets                          $72,457,006   $78,380,114   $61,484,033   $55,534,495   $43,068,278
Shareowners' equity                   $63,615,728   $71,154,072   $57,649,645   $48,138,038   $40,303,613
Equity per share at end of year       $     57.08   $     63.37   $     49.33   $     40.03   $     32.38
Shares outstanding at end of year       1,114,467     1,122,842     1,168,665     1,202,565     1,244,865

President's Report to the Shareholders

--------------------------------------------------------------------------------

     In last year's "President's Report to the Shareholders", the hypothetical shareholder asked management what it was going to do with its significant cash position. Management's answer was, "Either we'll acquire a company in the recycling business, or, at a time and price we believe appropriate, make other investments, or . . . both." Well on April 4, 1999 we acquired the shares of International Processing Corporation and International Transportation Services, Inc., commonly called IPC, for $20.5 million, after certain adjustments. Also as was pointed out last year, we've sold essentially all of our public investment securities except holdings in OSI Systems, Inc. so the big gains in 1998 and 1997 haven't been repeated.

     IPC is engaged in the recycling of bakery, snack, and other food wastes -- the very same business as Dext Company. IPC operates dehydration and processing facilities at Carteret, New Jersey; Lake City, Georgia; Conley, Georgia; Terre Haute, Indiana; Mt. Pleasant, Texas; Kansas City, Kansas; and it operates blending and grinding plants at Fairfield, Ohio; Bedford Park, Illinois; and Durham, North Carolina.

     The primary problem that our recycling business must resolve is how to generate some earnings even at extremely low sales prices. During this past year -- and currently -- we have experienced a major decline in commodity feed prices; thus operating at a loss. The alternative to our product is corn and some animal grade fat. Corn prices until a few weeks ago, were in a range where it has only been once before in the past 26 years. So, we are paying today's cost of doing business, ie. labor, fuel, power, trucking costs, insurance, etc. and selling into the depressed prices of the early 1970's. If corn prices remain at these extremely low levels, profit expectations are nil for the new fiscal year. There has been a price improvement these past few weeks, but we believe it's too soon to believe that this improvement is the precursor of a sustained rally in feed prices. Our goal is to bring our total costs to a level where we can operate profitably at unusually low selling prices.

     Our costs have been severely negatively impacted this past year and for at least the first quarter of this new year by a non-recurring event in Chicago. Due to a unique set of conditions we had to close our existing Chicago plant early in this fiscal year. We are building a new -- and we expect a highly efficient -- plant in Cook County, Illinois to replace the closed plant, but it won't be operational until the end of the new first quarter. The cost of continuing to service our waste food sources (our raw material) and not being able to process and sell the finished product has resulted in large losses. This condition will continue through the first quarter of the new year; thereafter, we expect the start-up of our new plant. We are budgeting substantial capital expenditures over the next two years in order to significantly improve productivity of our newly acquired facilities. In addition, we shall continue to be receptive to opportunities for further expansion and/or acquisitions in the food waste recycling industry.

     Marinello Schools of Beauty recorded a significant improvement in earnings over the prior year. A new school was opened in Eagle Rock, California and the school in Santa Fe Springs, California was closed.

     With the deepest of regret we report that Dr. Paul Saltman, a shareowner since 1957 and a Director since 1969, passed away on August 27, 1999. Paul was a most dear friend, a source of constant and unwavering support and optimism, and a powerful force for excellence and integrity. We shall always miss him.

     We wish to thank our customers and our vendors for their cooperation. We always appreciate the support and goodwill of our shareowners. Last year 98% of you voted to reelect management -- we don't think it could get any better. Finally, we wish to welcome all of our new employees and to thank all of our good people for their extra efforts.

Respectfully yours,

/S/ Meyer Luskin

Meyer Luskin
Chairman of the Board,

President and Chief Executive Officer

Unaudited Quarterly Financial Data
------------------------------------------

                                   First         Second        Third         Fourth
                                  Quarter       Quarter       Quarter        Quarter         Year
-----------------------------------------------------------------------------------------------------
1999
Operating sales and revenues     $5,151,380    $5,143,504    $5,191,741    $15,558,447    $31,045,072
Gross profit                        309,661        32,372       285,753        639,596      1,267,382
Net (loss) income                $    4,652    $ (238,084)   $ (108,936)   $  (500,187)   $  (842,555)
                                 ==========    ==========    ==========    ===========    ===========
Net (loss) income per share      $     0.00    $    (0.21)   $    (0.10)   $     (0.45)   $     (0.75)
                                 ==========    ==========    ==========    ===========    ===========
1998
Operating sales and revenues     $6,494,805    $6,864,916    $5,845,456    $ 5,840,095    $25,045,272
Gross profit                      1,395,180     1,496,176     1,052,695      1,047,675      4,991,726
Net income                       $  414,815    $3,201,820    $5,352,012    $ 7,095,150    $16,063,797
                                 ==========    ==========    ==========    ===========    ===========
Net income per share -- Diluted  $     0.35    $     2.80    $     4.69    $      6.25    $     13.98
                                 ==========    ==========    ==========    ===========    ===========

Market Price Range
-----------------------

Scope Industries Common Stock

                                                           1999                        1998
                                                   --------------------        --------------------
                                                    High          Low           High          Low
---------------------------------------------------------------------------------------------------

1st Quarter                                        $77.00        $67.25        $60.44        $50.00

2nd Quarter                                         70.38         64.00         67.00         58.25

3rd Quarter                                         69.75         62.00         66.00         59.50

4th Quarter                                         71.00         64.00         70.50         62.50

     Cash dividends of $1.00 and $1.25 per share were paid during each of the years ended June 30, 1999 and 1998, respectively.

     There were 80 shareowners of record of common stock at July 31, 1999.

Management's Discussion and Analysis of
Operations and Financial Condition
-----------------------------------------

--------------------------------------------------------------------------------

Operating Results -- 1999 compared with 1998
     The Company, on April 4, 1999, acquired International Processing Corporation and International Transportation Service, Inc. (collectively known as "IPC"). Activities for IPC's operations for the period from the acquisition to June 30, 1999 are included as part of the Waste Material Recycling segment of the Company. Total revenues for the fiscal year 1999 were 24% higher than 1998 fiscal year revenues. Waste Material Recycling sales for 1999 were 30% above 1998 sales. However if IPC sales were not included in the 1999 period, the Waste Material Recycling sales would have decreased by 20% from the prior year. Vocational School Group revenues for 1999 were 5% above 1998 revenues. Waste material Recycling sales represented 84% of 1999 Company revenues compared to 80% of 1998 revenues. Dried bakery product sales tonnage increased 62% from 1998 to 1999 and average prices dropped 21% for the comparable periods. The Vocational School Group revenues represented 16% of the Company's 1999 revenues compared to 18% in 1998. Waste Material Recycling operating costs were 8% lower per ton produced in 1999 than in the prior year. Operating costs for the Vocational School Group were up 3% in 1999 over the prior year. As a result of the acquisition of IPC, depreciation and amortization charges were increased by $1.06 million in 1999 and general and administrative expenses were 34% higher in the current year than last year.
     Selling prices for the Waste Material Recycling product were at historically low levels throughout fiscal 1999. As mentioned above, the average selling prices for the current year were 21% below the already low average prices that prevailed during fiscal 1998. (1999 average selling prices were 36% lower than 1997 average selling prices.) The low selling prices are dictated by competing commodities, mainly corn, which are themselves at historic lows. Such low prices make for reduced or non-existent margins between costs and sales prices for this business segment. The Vocational School Group improved its operating margin which resulted in an operating profit in the current year compared to an operating loss in the previous year.
     In fiscal 1999, investment and other income was $3,129,181 compared to $25,344,817 in 1998. Included in investment and other income are net investment losses of $288,957 in 1999 and net investment gains of $23,290,926 in 1998.
     Fiscal 1999 resulted in a net loss of $842,555 or $0.75 loss per share. For fiscal 1998 net income was $16,063,797 or $13.98 per share -- diluted.
     As a result of the loss incurred in fiscal 1999, an income tax benefit of 23% of the pre-tax loss is expected through utilization of available tax loss carrybacks and loss carryforwards. In fiscal 1998, the provision for income taxes was 39% of that year's pre-tax income.
     Accumulated unrealized holding gains on investments, net of deferred income taxes were $4,405,695 at June 30, 1999 and $9,380,022 at June 30, 1998.
Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 1999 and at June 30, 1998. These unrealized gains are not reflected in net income or loss. Changes in the unrealized gains are reported as Other Comprehensive Income or Loss as set forth in Statement of Financial Accounting Standards No. 130.

Operating Results -- 1998 compared with 1997
     Total revenues for fiscal year 1998 were 17% below the year earlier revenues. Waste Material Recycling sales for 1998 were 20% below 1997 sales. Vocational School Group revenues for 1998 were 2% above 1997 revenues. Waste Material Recycling sales represented 80% of 1998 Company revenues compared to 83% of 1997 revenues. From 1997 to 1998, dried bakery product sales tonnage decreased 2% and average sales prices dropped 19%. The Vocational School Group revenues represented 18% of the Company's revenues in 1998 compared to 15% in 1997. Waste Material Recycling operating costs were 6% lower per ton produced in 1998 than in the year earlier. Operating costs for the Vocational School Group were up 3% in 1998 over 1997.
     The Company's 1998 operating results compare poorly to 1997 operating results. For Waste Material Recycling operations, lower selling prices prevailed throughout fiscal 1998. The lower selling prices were dictated by lower prices for competing commodities, especially corn. Corn as well as several other animal feed commodity prices have continued trending lower into the beginning of fiscal 1999. Although operating costs were reduced, including amounts paid for raw materials, margins were lower for this business segment in 1998 than they were in 1997. The Vocational School Group experienced a small reduction in its operating margin and a loss for 1998 compared to a nominal profit for 1997. General and administrative expenses for 1998 were 8% higher than 1997 expenses. 1997 expenses were unusually low due to legal expense credits received in that period.
     In fiscal 1998, investment and other income was $25,344,817 compared to $20,569,303 in 1997. In 1998, net investment gains realized were $23,290,926 compared to $17,313,454 in 1997. During the current year, long-term stockholdings in Lone Star Industries, Inc. were sold and a portion of the stockholdings in OSI Systems, Inc. was sold in that company's initial public offering. Holdings of Imperial Bancorp and Mesa, Inc. were sold during fiscal 1997. The appreciation realized on those investments and the subsequent interest earned on the proceeds from their disposition has resulted in unusually large income amounts being recognized in 1998 and 1997.
     Unrealized holding gains on investments, net of deferred income taxes, were $9,380,022 at June 30, 1998 and

$7,997,484 at June 30, 1997. These unrealized gains are not reflected in net income. Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 1998.
     Provisions for income taxes are 39% of 1998 pre-tax income and 26% of 1997 pre-tax income. The 1997 effective tax rate is lower than the statutory income tax rate due to the 1997 utilization of deferred tax assets that arose from charges against income in prior years that had reduced investment carrying values but for which no tax benefit was then recognized.
     Net income for fiscal 1998 is $16,063,797 or $13.98 per share -- diluted. For 1997 net income was $18,992,773 or $15.94 per share -- diluted.

Capital Expenses/Liquidity
     The Company purchased the IPC bakery waste recycling business in April 1999. The purchase price included cash payments of $20,514,504, net of cash acquired. The purchase was funded with cash and liquid securities on hand. The Company's capital expenditures in 1999 were $4,155,834, $2,649,478 in 1998 and $1,298,935 in 1997. Capital spending for the Waste Material Recycling segment represented 94% of the Company's total capital expenditures in 1999, 71% in 1998 and 84% in 1997. A new bakery waste recycling facility is under construction near Chicago, IL. The new facility, which is now nearly completed, will replace the closed facility which had serviced the same geographic area. Vehicle replacements and processing equipment automation and refurbishing are continuously being made to maintain efficient operations and provide for expected growth and expansion of the bakery recycling business. In addition to such ongoing capital improvements, $4 to $5 million in capital spending for a new bakery waste recycling facility is planned. Construction on the planned new facility is expected to commence in the summer of 2000. In the Vocational School Group, one school was remodeled and another was relocated to a new facility during fiscal 1999. Another school relocation with all new facilities is planned for the fiscal year 2000. A direct relationship between school improvements and increased enrollment has been evident in past school refurbishing projects. Positive returns on the planned investments are expected. The Company believes its cash flow from operations and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 2000 without incurring debt.

Shareowners' Equity
     At June 30, 1999, shareowners equity includes net accumulated unrealized holding gains on investments totaling $4,405,695, net of deferred income taxes. At June 30, 1998, shareowners equity included $9,380,022 of net accumulated unrealized holding gains on investments.
     For the year ended June 30, 1999 the Company purchased and retired a total of 9,275 of its shares (0.8%) at a cost of $626,333. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares or through new borrowings during the ensuing year. This does not preclude, however, the consideration of opportunities that may present themselves in the future that could require the Company to seek additional capital.

Year 2000
     The Company has undertaken a review of its computer systems and applications to identify those which could be affected by Year 2000 problems. Based upon the review and associated testing, the Company believes that most of its financial data and reporting systems are Year 2000 ready. Financial data and reporting systems acquired in the IPC purchase are in the process of being replaced or transferred to systems that are Year 2000 compliant. The systems conversion and upgrade is expected to be completed by December 1999 and it is anticipated that the additional costs incurred with regard to Year 2000 issues will not exceed $200,000. All estimated costs have been budgeted and are expected to be funded through cash flows from operations. Expenses incurred to date relating to Year 2000 compliance issues have been less than $50,000.
     The Company relies on third party suppliers for raw materials, water, utilities, transportation and other key services. Basic concerns for Year 2000 center on the public and private utilities which are required to run the recycling facilities and fuel for the hauling equipment that pick-up and deliver the products. Interruption of supplier operations due to Year 2000 issues could affect Company operations. Due to the general uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.
     The Company is in the process of developing contingency plans for its businesses in light of outside factors that may be impacted by Year 2000. The Company believes that its operating systems will not have serious concerns in this regard and are capable of operating in alternative modes that could circumvent the Year 2000 problems.

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

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

Los Angeles, California

/s/ DELOITTE & TOUCHE

August 30, 1999

Consolidated Statements of Operations
---------------------------------------------

                For the years ended June 30,                     1999          1998          1997
-----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $26,227,133   $20,448,167   $25,744,869
Vocational school revenues                                      4,817,939     4,597,105     4,529,044
                                                              -----------   -----------   -----------
                                                               31,045,072    25,045,272    30,273,913
                                                              -----------   -----------   -----------
Operating Cost and Expenses:
Cost of sales                                                  23,109,969    14,536,956    15,736,357
Vocational school operating expenses                            3,628,109     3,528,078     3,441,260
Depreciation and amortization                                   3,094,198     2,024,722     2,112,959
General and administrative                                      5,434,532     4,056,536     3,759,867
                                                              -----------   -----------   -----------
                                                               35,266,808    24,146,292    25,050,443
                                                              -----------   -----------   -----------
                                                               (4,221,736)      898,980     5,223,470
Investment and other income                                     3,129,181    25,344,817    20,569,303
                                                              -----------   -----------   -----------
        (Loss) income before income taxes                      (1,092,555)   26,243,797    25,792,773
(Benefit) provision for income taxes                             (250,000)   10,180,000     6,800,000
                                                              -----------   -----------   -----------
        Net (Loss) Income                                     $  (842,555)  $16,063,797   $18,992,773
                                                              ===========   ===========   ===========
Net (Loss) Income Per Share -- Basic                          $     (0.75)  $     14.10   $     16.03
Net Income Per Share -- Diluted                                             $     13.98   $     15.94
Average shares outstanding -- Basic                             1,116,958     1,139,276     1,184,957
Dilutive effect of stock options                                    9,496         9,369         6,512
                                                              -----------   -----------   -----------
Average shares outstanding -- Diluted                           1,126,454     1,148,645     1,191,469

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
---------------------------------

                          June 30,                               1999           1998
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                     $ 3,667,818    $   755,904
Treasury bills (par value $15,000,000 in 1999 and
  $44,250,000 in 1998)                                         14,852,203     43,024,640
Accounts and notes receivable, less allowance for doubtful
  accounts
  of $484,885 in 1999 and $205,318 in 1998                      4,234,753      1,618,150
Inventories                                                       999,755        662,399
Deferred income taxes                                             955,000        700,000
Prepaid expenses and other current assets                       1,411,455        459,465
                                                              -----------    -----------
  Total current assets                                         26,120,984     47,220,558
                                                              -----------    -----------
Notes Receivable                                                1,103,816        897,829
Property and Equipment:
Machinery and equipment                                        34,069,755     23,407,396
Land, buildings and improvements                               14,208,280     10,581,881
                                                              -----------    -----------
                                                               48,278,035     33,989,277
Less accumulated depreciation and amortization                 23,793,405     23,304,941
                                                              -----------    -----------
                                                               24,484,630     10,684,336
                                                              -----------    -----------
Collection Routes and Contracts, less accumulated
  amortization
  of $539,427 at June 30, 1999                                  9,775,762
Other Assets:
Deferred charges and other assets                                 501,351        244,590
Investments available for sale at fair value (Cost
  $2,383,766 in 1999, and $3,071,776 in 1998)                   8,464,461     17,326,799
Other equity investments at cost                                2,006,002      2,006,002
                                                              -----------    -----------
                                                               10,971,814     19,577,391
                                                              -----------    -----------
                                                              $72,457,006    $78,380,114
                                                              ===========    ===========
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Accounts payable                                              $ 3,917,443    $ 1,050,796
Other accrued liabilities                                       2,338,505      1,359,136
Accrued payroll and related employee benefits                   1,005,685        705,604
Income taxes payable                                              251,485        475,506
                                                              -----------    -----------
  Total current liabilities                                     7,513,118      3,591,042
Deferred Income Taxes                                           1,328,160      3,635,000
                                                              -----------    -----------
                                                                8,841,278      7,226,042
                                                              -----------    -----------
Commitments and Contingent Liabilities
Shareowners' Equity:
Common stock, no par value, 5,000,000 shares authorized;
  shares issued and outstanding: 1999 -- 1,114,467;
  1998 -- 1,122,842                                             4,161,300      4,138,462
Retained earnings                                              55,048,733     57,635,588
Accumulated other comprehensive income                          4,405,695      9,380,022
                                                              -----------    -----------
                                                               63,615,728     71,154,072
                                                              -----------    -----------
                                                              $72,457,006    $78,380,114
                                                              ===========    ===========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
----------------------------------------------

For the years ended June 30,                                          1999          1998          1997
------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net (loss) income                                             $   (842,555)  $16,063,797   $18,992,773
Adjustments to reconcile net (loss) income to net cash
  flows (used in) from operating activities:
  Depreciation and amortization                                  2,554,771     2,024,722     2,112,959
  Amortization of contracts and routes                             539,427
  (Gains) losses on investments available for sale                 288,957   (23,290,926)  (17,313,454)
  Gains on sale of property and equipment                       (1,050,779)       (9,261)       (8,324)
  Tax deferrals and deferred tax asset                            (435,000)    1,035,000    (2,195,000)
  Provision for doubtful accounts receivable                       188,658       116,298        13,139
Changes in operating assets and liabilities:
  Accounts and notes receivable                                   (170,596)     (140,080)    1,945,342
  Inventories                                                      338,216       (77,998)      (52,764)
  Prepaid expenses and other current assets                       (831,222)      (79,811)      151,985
  Accounts payable and accrued liabilities                        (645,261)     (184,621)     (627,631)
  Income taxes payable                                            (224,021)      (58,725)       66,248
  Other assets                                                       9,262      (163,585)       49,924
                                                              ------------   -----------   -----------
Net cash flows (used in) from operating activities                (280,143)   (4,765,190)    3,135,197
                                                              ------------   -----------   -----------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury bills                                (19,802,061)  (48,733,701)  (30,602,562)
Maturities of U.S. Treasury bills                               47,974,498    29,250,000    12,035,000
Purchase of property and equipment                              (4,155,834)   (2,508,358)   (1,298,935)
Disposition of property and equipment                            1,541,866       137,616        42,646
Purchase of long-term notes receivable                            (669,500)     (763,975)
Purchase of investments available for sale                        (319,046)     (338,702)   (3,223,689)
Purchase of other equity investments                                          (2,001,002)
Disposition of investments available for sale                      718,100    28,475,074    27,497,783
Acquisition of International Processing Corporation, net of
  cash acquired                                                (20,514,504)
Tax benefit applied to purchase of routes and contracts            140,000
                                                              ------------   -----------   -----------
Net cash flows from investing activities                         4,913,519     3,516,952     4,450,243
                                                              ------------   -----------   -----------
Cash Flows From Financing Activities:
Dividends to shareowners                                        (1,117,967)   (1,414,687)   (1,491,132)
Repurchases of common stock                                       (626,333)   (2,527,221)   (1,836,686)
Other                                                               22,838                     (33,511)
                                                              ------------   -----------   -----------
Net cash used in financing activities                           (1,721,462)   (3,941,908)   (3,361,329)
                                                              ------------   -----------   -----------
Net increase (decrease) in cash and cash equivalents             2,911,914    (5,190,146)    4,224,111
Cash and cash equivalents at beginning of year                     755,904     5,946,050     1,721,939
                                                              ------------   -----------   -----------
Cash and cash equivalents at end of year                      $  3,667,818   $   755,904   $ 5,946,050
                                                              ============   ===========   ===========
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                    $      9,053   $     4,323   $       301
  Income taxes                                                $    425,194   $ 9,203,725   $ 8,928,751
Non Cash Investing Transactions:
  Reacquired land and buildings through foreclosure
     proceedings in exchange for cancellation of a note
     receivable                                                              $   141,120
  Acquired stock of OSI Systems, Inc. (formerly Opto
     Sensors, Inc.) in exchange for cancellation of a loan
     by the exercise of warrants issued as a condition of
     the loan                                                                              $ 2,500,000

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareowners' Equity
--------------------------------------------------------

                                                        Common Stock                           Accumulated
                                                   -----------------------                        Other
                                                   Number of                    Retained      Comprehensive
For the years ended June 30, 1999, 1998 and 1997.    Shares       Amount        Earnings        Income(1)
-----------------------------------------------------------------------------------------------------------
Balance July 1, 1996                                1,202,565   $3,921,287    $29,848,744      $14,368,007
Net income                                                                     18,992,773
Cash dividends on common stock, $1.25 per share                                (1,491,132)
Cash purchase of common stock and subsequent
  retirement                                          (40,900)                 (1,836,686)
Proceeds from stock options exercised                   7,000      217,175
Net unrealized loss on investments available for
  sale                                                                                          (6,370,523)
                                                   ----------   ----------    -----------      -----------
Balance June 30, 1997                               1,168,665    4,138,462     45,513,699        7,997,484
Net income                                                                     16,063,797
Cash dividends on common stock, $1.25 per share                                (1,414,687)
Cash purchase of common stock and subsequent
  retirement                                          (45,823)                 (2,527,221)
Net unrealized gain on investments available for
  sale                                                                                           1,382,538
                                                   ----------   ----------    -----------      -----------
Balance June 30, 1998                               1,122,842    4,138,462     57,635,588        9,380,022
Net loss                                                                         (842,555)
Cash dividends on common stock, $1.00 per share                                (1,117,967)
Cash purchase of common stock and subsequent
  retirement                                           (9,275)                   (626,333)
Proceeds from stock options exercised                     900       22,838
Net unrealized loss on investments available for
  sale                                                                                          (4,974,327)
                                                   ----------   ----------    -----------      -----------
Balance June 30, 1999                               1,114,467   $4,161,300    $55,048,733      $ 4,405,695
                                                   ==========   ==========    ===========      ===========

(1) Accumulated Other Comprehensive Income is comprised entirely of net unrealized gains on investments available for sale.

Consolidated Statements of Comprehensive Income
-----------------------------------------------------------

              For the years ended June 30,                   1999           1998           1997
---------------------------------------------------------------------------------------------------
Net (loss) income                                         $  (842,555)   $16,063,797    $18,992,773
Other comprehensive (loss) income:
Net unrealized (loss) gain on investments available for
  sale                                                     (4,974,327)     1,382,538     (6,370,523)
                                                          -----------    -----------    -----------
Comprehensive (loss) income:                              $(5,816,882)   $17,446,335    $12,622,250
                                                          ===========    ===========    ===========

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

                      Investments:
                           Investments in debt securities and equity securities
                      with readily determinable market values are classified into categories based on the Company's intent. Investments held to maturity, which the Company has the positive intent and ability to hold to maturity, are carried at cost. Investments available for sale are carried at estimated fair value. Unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income as a separate component of shareowners' equity until realized. For all investment securities, unrealized losses that are other than temporary are recognized in net income. Realized gains and losses are determined on the specific identification method and are reflected in net income.

                      Inventories:
                           Inventories consist of manufactured finished goods
                      and purchased goods, portions of which are consumed in the various operating activities and portions of which are sold to customers. Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

                      Property and Equipment:
                           Property and equipment are stated at cost.
                      Depreciation is provided generally on the straight-line method over the estimated useful lives of the assets. Service lives for property and equipment are 20 years for buildings, 10 years, but not exceeding the lease terms, for leasehold improvements, 3 to 7 years for machinery and equipment.

                      Collection Routes and Contracts:
                           Collection routes, raw material contracts and
                      restrictive covenants are stated at cost and are amortized over 3 to 5 years using the straight line method.

                      Revenue Recognition:
                           Sales are recorded at contract prices as deliveries
                      are made. Tuition revenue is recognized as course hours are completed by students. Provisions for losses on student accounts and loans receivable are determined on the basis of loss experience and assessment of prospective risk. Resulting adjustments are made to the allowance for losses.

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

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

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

                      Comprehensive Income:
                           The Company adopted Statement of Financial Accounting
                      Standards (SFAS) No. 130, "Reporting Comprehensive Income" at the beginning of fiscal 1999. The Company's only significant type of other comprehensive income has been the fluctuations in unrealized gains or losses on investments.

                      Disclosures about Segments of an Enterprise and Related
                      Information:
                           The Company adopted SFAS No. 131, "Disclosures about
                      Segments of an Enterprise and Related Information", at the beginning of fiscal 1999. SFAS No. 131 establishes standards for reporting information about operating segments and requires reporting for selected information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

                      Accounting for Derivative Instruments and Hedging
                      Activities:
                           The Financial Accounting Standards Board (FASB)
                      issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. As amended by SFAS No. 137, this statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management is in the process of determining the effects on the Company's financial statements.

--------------------------------------------------------------------------------
NOTE 2:                    On April 4, 1999, the Company, through its wholly
                      owned subsidiary Scope Products, Inc., purchased the
Acquisition           bakery waste recycling business known as International
                      Processing Corporation. The purchase consisted of manufacturing facilities located in Georgia, Illinois, Indiana, Kansas, New Jersey, North Carolina, Ohio and
                      Texas. The purchase was funded with cash and liquid securities on hand. The fair values of assets and liabilities acquired are presented below for supplemental cash flow disclosure:

                                  Current assets, net of cash acquired                          $ 3,187,492
                                  Property, plant and equipment                                  12,690,319
                                  Collection routes and contracts                                10,455,189
                                  Other assets                                                       46,022
                                  Liabilities                                                    (4,791,358)
                                  Deferred tax liabilities, net of deferred tax benefits         (1,073,160)
                                                                                                -----------
                                  Purchase price, net of cash acquired                          $20,514,504
                                                                                                ===========

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           The acquisition has been accounted for using the
                      purchase method for business combinations. The results of the operations of the acquired business have been included in the consolidated financial statements since the date of the acquisition.

--------------------------------------------------------------------------------
NOTE 3:                    All U.S. Treasury bills are purchased with maturities
                      of one year or less. The cost is adjusted to reflect
Treasury              interest earned as it accrues. The adjusted cost
Bills                 approximates the fair value of the bills. The Company has
                      classified its Treasury bills as available-for-sale securities.

--------------------------------------------------------------------------------
NOTE 4:                    Included in Investment and Other Income are
                      recognized gains and losses on investment securities. A
Investments           net loss of $288,957 was recognized in 1999. Net gains of
                      $23,290,926 and $17,313,454 were recognized in 1998 and
                      1997 respectively. Gross recognized gains and gross recognized losses were $13,691 and $302,648, respectively for 1999, $23,290,926 and $ 0, respectively for 1998, and $17,558,454 and $245,000, respectively for 1997.
                      Recognized gains and losses are from sales of investments and from recognized losses of $299,215 and $245,000 in 1999 and 1997 respectively, on securities whose decline in value was deemed to be other than temporary.

                           At June 30, 1999 investments were as follows:

                                                                                      Gross        Gross
                                                                                    Unrealized   Unrealized      Fair
                                                                          Cost        Gains        Losses       Value
                                  --------------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    Equity securities                  $2,383,766   $6,080,695                $8,464,461
                                  Other equity securities (1)          $2,006,002                             $2,006,002

                           At June 30, 1998 investments were as follows:

                                                                                      Gross        Gross
                                                                                   Unrealized    Unrealized      Fair
                                                                         Cost         Gains        Losses        Value
                                  ---------------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    Corporate debt securities(2)
                                       Due after two but within
                                         seven years                  $  633,426   $              $ (4,745)   $   628,681
                                    Equity securities                  2,438,350    14,307,346     (47,578)    16,698,118
                                                                      ----------   -----------    --------    -----------
                                                                      $3,071,776   $14,307,346    $(52,323)   $17,326,799
                                  Other equity securities(1)          $2,006,002                              $ 2,006,002

                      -------------------------------------

                      (1) The Company holds shares and warrants in Chromagen,
                          Inc. which are classified as "other equities" and valued at cost. The shares and warrants are not publicly traded.

                      (2) Fixed maturity investments having an aggregate cost of
                          $250,316 at June 30, 1998 were held in trust by the State Treasurer of California as security for the Company's potential obligations as a self-insurer of its California Workers' Compensation liabilities.

                           Fair values for investments available-for-sale are
                      based on quoted market prices, where available, at the reporting date. Other equity securities are carried at cost. No quoted market prices are available for these securities.

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------
NOTE 5:                    The Company occupies certain facilities and operates
                      a portion of its transportation equipment under long-term
Leases leases. Future minimum rental payments required under non-cancelable operating leases having lease terms in excess of one year are:

                                                 For the years ending June 30,
                                  ------------------------------------------------------------------------
                                  2000                                                          $1,630,396
                                  2001                                                           1,179,019
                                  2002                                                             952,512
                                  2003                                                             771,782
                                  2004                                                             736,950
                                  Thereafter                                                     1,772,768
                                                                                                ----------
                                             Total minimum lease payments                       $7,043,427
                                                                                                ==========

                           Total rental expense under operating leases was
                      $1,186,796 in 1999, $691,183 in 1998, and $729,196 in
                      1997.

--------------------------------------------------------------------------------
NOTE 6:                    In the normal course of business, the Company and
                      certain of its subsidiaries are defendants in various
Contingent            lawsuits. After consultation with counsel, management is
Liabilities           of the opinion that these various lawsuits, individually
                      or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.

--------------------------------------------------------------------------------
NOTE 7:                    The Company maintains retirement and pension plans
                      for certain eligible employees. The Company contributions
Retirement            to the plans are based on matching voluntary employee
Plans                 contributions and on a profit sharing plan formula after
                      certain minimum earnings levels are reached by the Company. For the years ended June 30, 1999, 1998, and 1997 the defined contribution plan expenses were $180,138, $282,157, and $541,716, respectively.
                           The Company has two Defined Benefit Pension Plans
                      which are fully funded. The amounts involved are not significant to the Company's operations.

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

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Stock option activity under this plan was as follows:

                                                                                       Weighted                Weighted
                                                                                        Average                 Average
                                                                           Number      Exercise     Options    Exercise
                                                                          of Shares      Price    Exercisable    Price
                                  --------------------------------------------------------------------------------------
                                  Outstanding at June 30, 1996                25,000       30.03        9,250      29.86
                                    Exercised                                 (7,000)      31.03
                                                                         -----------
                                  Outstanding at June 30, 1997                18,000       29.64        6,750      28.50
                                  Outstanding at June 30, 1998                18,000       29.64       11,250      28.96
                                    Exercised                                   (900)      25.38
                                                                         -----------
                                  Outstanding at June 30, 1999                17,100       29.87       14,850      29.38

                           At June 30, 1999 option prices for shares under
                      option ranged from $25.37 to $35.20 per share and the weighted average remaining contractual life of options outstanding is one year. There are 25,000 shares available for future grant.
                           No expense has been charged to income relating to
                      stock options. If the fair value method of accounting for stock options prescribed by SFAS No. 123 had been used, the expense relating to the stock options would have been $13,673 for each of the fiscal years ended in 1999, 1998 and 1997. Pro forma net (loss) or income would have been ($856,228) in 1999, $16,050,124 in 1998 and $18,979,100 in
                      1997. Pro forma (loss) or diluted earnings per share in 1999, 1998 and 1997 would have been ($0.77), $13.97 and
                      $15.93, respectively, rather than the ($0.75), $13.98, and $15.94 reported (loss) or earnings per share.
                           The fair value of options that were granted in
                      January 1996, was estimated using the Black-Scholes option pricing model with the following assumptions:

                            Risk-free interest
                              rate                 6.2%     Dividend yield          1.5%
                                                            Stock price
                            Expected life          5 years  volatility             10.9%

--------------------------------------------------------------------------------
NOTE 9:                    The components of the provision for income taxes are:

Income
Taxes

                                       For the years ended June 30,         1999         1998          1997
                                  -----------------------------------------------------------------------------
                                  Current:
                                  Federal                                 $  99,839   $ 8,035,000   $ 7,795,000
                                  State                                      85,161     1,110,000     1,200,000
                                                                          ---------   -----------   -----------
                                                                            185,000     9,145,000     8,995,000
                                                                          ---------   -----------   -----------
                                  Deferred:
                                  Federal                                  (404,839)      915,000    (1,745,000)
                                  State                                     (30,161)      120,000      (450,000)
                                                                          ---------   -----------   -----------
                                                                           (435,000)    1,035,000    (2,195,000)
                                                                          ---------   -----------   -----------
                                       Total provision                    $(250,000)  $10,180,000   $ 6,800,000
                                                                          =========   ===========   ===========

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Reconciliation of the provision for income taxes
                      computed at the U.S. Federal statutory income tax rate to the reported provision is:

                                       For the years ended June 30,         1999         1998          1997
                                  -----------------------------------------------------------------------------
                                  U.S. Federal statutory income tax       $(371,469)  $ 9,185,329   $ 9,027,471
                                  State income taxes, net of Federal tax
                                    benefit                                  36,300       775,000       606,000
                                  Taxes on income not recognized on
                                    books                                    88,609       173,250        73,038
                                  Reduction of deferred tax asset
                                    valuation allowance                                              (2,884,342)
                                  Other                                      (3,440)       46,421       (22,167)
                                                                          ---------   -----------   -----------
                                             Total provision              $(250,000)  $10,180,000   $ 6,800,000
                                                                          =========   ===========   ===========

                           The major components of the deferred tax assets and
                      liabilities are:

                                                      June 30,                         1999          1998
                                  ---------------------------------------------------------------------------
                                  Depreciation                                      $(1,505,000)  $  (326,944)
                                  Income not currently taxable                         (470,000)      (41,706)
                                  Unrealized gain on investments                     (1,675,000)   (4,875,000)
                                  Other                                                (108,160)     (181,350)
                                                                                    -----------   -----------
                                             Total deferred income tax liabilities   (3,758,160)   (5,425,000)
                                                                                    -----------   -----------
                                  Expenses not currently deductible                   2,500,000     2,110,000
                                  Recognized losses not currently deductible            885,000       380,000
                                                                                    -----------   -----------
                                             Total deferred income tax assets         3,385,000     2,490,000
                                                                                    -----------   -----------
                                    Net deferred income tax liability               $  (373,160)  $(2,935,000)
                                                                                    ===========   ===========

                           In addition to the recognized deferred income tax
                      benefits and liabilities, an additional unrecognized income tax benefit of approximately $4.5 million is available to the Company in subsequent operating periods resulting from tax deductions for goodwill amortization of approximately $13.0 million. In subsequent periods, the income tax benefit realized from goodwill amortization will first reduce the carrying value of collection routes and contracts until fully amortized, and secondly will reduce income tax expense. The deduction for goodwill amortization will be available ratably over the next twelve years.

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------
NOTE 10:                    Other comprehensive (loss) income consists of:

Other
Comprehensive
Income

                                                                        Amount       Income Tax       Amount
                                                                        Before       (Expense)        Net of
                                                                        Taxes         Benefit         Taxes
                                  -----------------------------------------------------------------------------
                                  For the year ended June 30,1999
                                  Unrealized holding losses arising
                                    during the year                  $ (8,463,284)  $  3,301,135   $ (5,162,149)
                                  Less: Reclassification adjustment       288,957       (101,135)       187,822
                                                                     ------------   ------------   ------------
                                  Other comprehensive loss           $ (8,174,327)  $  3,200,000   $ (4,974,327)
                                  For the year ended June 30,1998
                                  Unrealized holding gains arising
                                    during the year                  $ 27,423,464   $(11,321,061)  $ 16,102,403
                                  Less: Reclassification adjustment   (23,290,926)     8,571,061    (14,719,865)
                                                                     ------------   ------------   ------------
                                  Other comprehensive income         $  4,132,538   $ (2,750,000)  $  1,382,538
                                  For the year ended June 30,1997
                                  Unrealized holding gains arising
                                    during the year                  $  9,537,931   $ (4,966,351)  $  4,571,580
                                  Less: Reclassification adjustment   (17,313,454)     6,371,351    (10,942,103)
                                                                     ------------   ------------   ------------
                                  Other comprehensive loss           $ (7,775,523)  $  1,405,000   $ (6,370,523)

--------------------------------------------------------------------------------
NOTE 11:                   The Company's current operations are conducted
                      through two primary business segments.
Business
Segment               Waste Material Recycling
Data                       The Company owns and operates 15 plants nationwide in
                      which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The Company also owns and operates one plant in which bakery waste material is processed and converted into edible bread crumbs. The principal customers are pre-packaged and restaurant supply food processors. This business depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

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

                                      For the years ended June 30,         1999          1998          1997
                                  -----------------------------------------------------------------------------
                                  Operating Sales and Revenues:
                                  Waste Material Recycling              $25,995,604   $20,011,672   $25,107,197
                                  Vocational School Group                 4,817,939     4,597,105     4,529,044
                                  Other                                     231,529       436,495       637,672
                                                                        -----------   -----------   -----------
                                                                        $31,045,072   $25,045,272   $30,273,913
                                                                        ===========   ===========   ===========

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                                      For the years ended June 30,         1999          1998          1997
                                  -----------------------------------------------------------------------------
                                  Operating (Loss) Income before
                                    Income Taxes:
                                  Waste Material Recycling              $(2,687,279)  $ 2,327,681   $ 6,653,776
                                  Vocational School Group                    53,635       (52,893)       85,693
                                  Other                                     (97,586)      263,780       534,033
                                                                        -----------   -----------   -----------
                                                                         (2,731,230)    2,538,568     7,273,502
                                  Corporate expenses                     (1,490,506)   (1,500,227)   (1,560,435)
                                  Investment and other income             3,129,181    25,205,456    20,079,706
                                                                        -----------   -----------   -----------
                                  (Loss) income before income taxes     $(1,092,555)  $26,243,797   $25,792,773
                                                                        ===========   ===========   ===========

                           One customer represented 19%, 19% and 17% of product
                      revenues for the Waste Material Recycling segment for the years ended 1999, 1998 and 1997 respectively. The loss of this customer or any other single customer would not have a material adverse effect on the Company since the commodity product is readily marketable.

                                  Identifiable Assets:
                                  Waste Material Recycling              $38,197,182   $10,740,401   $10,630,867
                                  Vocational School Group                 1,698,573     1,774,759     1,722,024
                                  Other                                     506,849       605,789       140,597
                                  Corporate                              32,054,402    65,259,165    48,990,545
                                                                        -----------   -----------   -----------
                                                                        $72,457,006   $78,380,114   $61,484,033
                                                                        ===========   ===========   ===========
                                  Depreciation and Amortization:
                                  Waste Material Recycling              $ 2,739,645   $ 1,781,467   $ 1,866,195
                                  Vocational School Group                   208,055       181,141       181,501
                                  Other                                     135,564        50,345        53,165
                                  Corporate                                  10,934        11,769        12,098
                                                                        -----------   -----------   -----------
                                                                        $ 3,094,198   $ 2,024,722   $ 2,112,959
                                                                        ===========   ===========   ===========
                                  Capital Expenditures:
                                  Waste Material Recycling              $ 3,889,838   $ 1,872,305   $ 1,087,597
                                  Vocational School Group                   225,033        72,433        88,112
                                  Other                                      36,624       558,997       121,431
                                  Corporate                                   4,339       145,743         1,795
                                                                        -----------   -----------   -----------
                                                                        $ 4,155,834   $ 2,649,478   $ 1,298,935
                                                                        ===========   ===========   ===========

Corporate Information
--------------------------

Directors            Officers                   Independent Auditors
Robert Henigson      Meyer Luskin               Deloitte & Touche LLP
Investor             Chairman, President and    Los Angeles, California
                     Chief Executive Officer
Meyer Luskin                                    Transfer Agent and Registrar
                     John J. Crowley            American Securities Transfer
William H. Mannon    Vice President and Chief   & Trust, Inc.
Retired Officer of   Financial Officer          Denver, Colorado
Scope Industries
                     Eleanor R. Smith           Securities Listed
Franklin Redlich     Secretary and Controller   American Stock Exchange
Retired




                                      1999

                                  [SCOPE LOGO]

                        233 WILSHIRE BOULEVARD, SUITE 310
                             SANTA MONICA, CA 90401