Form 10-K405, Exhibit 13
period 2000-06-30
SCOPE INDUSTRIES
filed 2000-09-25
CIK 87864

                                     SCOPE
                                   INDUSTRIES
                                    2000

                                      63RD
                                     ANNUAL
                                     REPORT

                                      LOGO

Financial Highlights

              For the years ended June 30,                   2000           1999           1998
---------------------------------------------------------------------------------------------------

Operating sales and revenues                              $60,368,396    $31,045,072    $25,045,272

Investment and other income                                14,919,445      3,129,181     25,344,817

Net income (loss)                                         $ 6,053,735    $  (842,555)   $16,063,797

Net income (loss) per share -- Basic                      $      5.51    $     (0.75)   $     14.10
Net income (loss) per share -- Diluted                    $      5.50    $     (0.75)   $     13.98

Average shares outstanding -- Basic                         1,098,521      1,116,958      1,139,276
Average shares outstanding -- Diluted                       1,100,602      1,126,454      1,148,645

Five-Year Review -- Selected Financial Data

    For the years ended June 30,         2000          1999          1998          1997          1996
---------------------------------------------------------------------------------------------------------
OPERATIONS

Operating Sales and Revenues          $60,368,396   $31,045,072   $25,045,272   $30,273,913   $30,223,457
                                      -----------   -----------   -----------   -----------   -----------

Operating Cost and Expenses:
Cost of sales and operating expenses   49,850,683    26,738,078    18,065,034    19,177,617    18,217,591
Depreciation and amortization           6,584,603     3,094,198     2,024,722     2,112,959     2,117,706
General and administrative              9,353,820     5,434,532     4,056,536     3,759,867     4,367,808
                                      -----------   -----------   -----------   -----------   -----------
                                       65,789,106    35,266,808    24,146,292    25,050,443    24,703,105
                                      -----------   -----------   -----------   -----------   -----------
                                       (5,420,710)   (4,221,736)      898,980     5,223,470     5,520,352
Investment and other income            14,919,445     3,129,181    25,344,817    20,569,303       812,196
                                      -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes       9,498,735    (1,092,555)   26,243,797    25,792,773     6,332,548
Provision (benefit) for income taxes    3,445,000      (250,000)   10,180,000     6,800,000     2,360,000
                                      -----------   -----------   -----------   -----------   -----------
           Net income (loss)          $ 6,053,735   $  (842,555)  $16,063,797   $18,992,773   $ 3,972,548
                                      -----------   -----------   -----------   -----------   -----------

Net income (loss) per share -- Basic  $      5.51   $     (0.75)  $     14.10   $     16.03   $      3.23

Net income (loss) per
  share -- Diluted                    $      5.50   $     (0.75)  $     13.98   $     15.94   $      3.23

FINANCIAL PERFORMANCE
Net income (loss) as a percent of
  revenues                                 10.03%       (2.71)%        64.14%        62.74%        13.14%
Cash dividend per share               $      1.00   $      1.00   $      1.25   $      1.25   $       .50
Capital expenditures                  $ 6,439,654   $ 4,155,834   $ 2,649,478   $ 1,298,935   $ 2,255,436

FINANCIAL POSITION
Total assets                          $82,782,033   $72,457,006   $78,380,114   $61,484,033   $55,534,495
Shareowners' equity                   $66,442,847   $63,615,728   $71,154,072   $57,649,645   $48,138,038
Equity per share at end of year       $     62.63   $     57.08   $     63.37   $     49.33   $     40.03
Shares outstanding at end of year       1,060,867     1,114,467     1,122,842     1,168,665     1,202,565

President's Report to the Shareholders

--------------------------------------------------------------------------------

     This past year typified the concept of "yin and yang", "sweet and sour", or, being dramatic, "the agony and the ecstasy". Which do you want first, the good news or the bad? Let's start with the good, put the bad in the middle, and hope to have something good at the end.

     During our third quarter the price of our OSI Systems, Inc. (OSIS) stock had a sudden and extremely large rise in price. We hadn't planned to sell any of our OSIS holdings, but the exceptional spike of its market price mandated that we review our expectations and goals for OSIS and ourselves. The decision was to sell a significant portion of our OSIS investment and to retain about one million shares. Our gain from this transaction was over $10 million.

     Then in the fourth quarter we recognized an increased demand for Emission Reduction Credits (ERC). These ERC were created when we voluntarily installed emission reduction equipment in our Los Angeles recycling plant. We agreed to sell our ERC; the gain from this non-recurring and extraordinary event was over $3.7 million. These two unexpected events -- the sale of some of our OSIS and the ERC -- resulted in a gain that not only offset our operating losses but also yielded a net profit of over $6 million or $5.50 per share.

     What is bad news for us is good news for most other people. The extremely low price for corn (and feed grade fat) hurt us, since the selling price of our feed product must compete with corn. Obviously those people, who are buying corn and the subsequent beneficiaries of lower feed prices, are delighted with the farmer's (and our) plight.

     The average sales price of our feed product this year was slightly less than last year -- which had equaled a 26 year low. Consequently, we recorded a significant loss from our waste food recycling business. We are intently endeavoring to lower our costs so we could post a modest profit at these historically low sales prices. It's our belief that the service we provide should allow for some earnings; however, we aren't in total control of our costs. We must be competitive in personnel compensation, pay the market price for fuel, electricity, trucks, insurance, etc., and be responsive to our competition for raw material. There are efficiencies and reductions to be effected, but they can't all be done now. We need time to build efficient plants to replace old and costly plants; time for our people to continue to learn how to become ever more productive; and, above all, time to educate our raw material suppliers to the realities of today's market. Yes, we have been doing all that is in the preceding sentence; however, there is still more to do and time must be served. Our costs will decrease per ton in the new fiscal year, but we can't control the price of corn.

     Marinello Schools of Beauty expects an improved year. This past year witnessed the closing of our most profitable school -- because of a redevelopment plan for the site -- and substantial costs for relocation of this school.

     Your management is optimistic about our future with the realization that the reward and satisfaction will only be achieved by a consistent application of thoughtful hard work. It's not our intent to rely on an increase in feed prices to "bail us out".

     As always, we thank and appreciate the cooperation of our customers and vendors. To our shareowners -- thank you for your trust and support. To all of our hard working, dedicated, and loyal employees -- many, many, thanks.

     Finally, we welcome a new director to our board of directors, Ms. Babette Heimbuch. Ms. Heimbuch is the President and Chief Executive Officer of First Federal Bank of California and its holding company FirstFed Financial Corp. We are privileged to have a person with the competency, experience, and integrity of Ms. Babette Heimbuch join our board of directors.

Respectfully yours,

/s/ Meyer Luskin
Meyer Luskin
Chairman of the Board,
President and Chief Executive Officer

        1
        _

Unaudited Quarterly Financial Data

                                 First         Second          Third         Fourth
                                Quarter        Quarter        Quarter        Quarter         Year
-----------------------------------------------------------------------------------------------------
2000
Operating sales and revenue   $15,049,596    $15,267,232    $14,030,734    $16,020,834    $60,368,396
Gross profit                    1,442,593      1,716,635      1,083,915      2,049,987      6,293,120
Net income (loss)             $  (739,801)   $  (735,524)   $ 5,624,040    $ 1,905,020    $ 6,053,735
                              -----------    -----------    -----------    -----------    -----------
Net income (loss)
  per share -- Diluted        $     (0.66)   $     (0.66)   $      5.14    $      1.76    $      5.50
                              -----------    -----------    -----------    -----------    -----------
1999
Operating sales and revenue   $ 5,151,380    $ 5,143,504    $ 5,191,741    $15,558,447    $31,045,072
Gross profit                      309,661         32,372        285,753        639,596      1,267,382
Net income (loss)             $     4,652    $  (238,084)   $  (108,936)   $  (500,187)   $  (842,555)
                              -----------    -----------    -----------    -----------    -----------
Net income (loss) per share   $      0.00    $     (0.21)   $     (0.10)   $     (0.45)   $     (0.75)
                              -----------    -----------    -----------    -----------    -----------

Market Price Range

Scope Industries Common Stock

                                                           2000                        1999
                                                   --------------------        --------------------
                                                    High          Low           High          Low
---------------------------------------------------------------------------------------------------

1st Quarter                                        $67.00        $60.25        $77.00        $67.25

2nd Quarter                                        $61.50        $43.75        $70.38        $64.00

3rd Quarter                                        $53.00        $38.75        $69.75        $62.00

4th Quarter                                        $49.00        $41.00        $71.00        $64.00

     Cash dividends of $1.00 were paid during each of the years ended June 30, 2000 and 1999, respectively.

     There were 79 shareowners of record of common stock at July 31, 2000.

        2
        _

Management's Discussion and Analysis of
Results of Operations and Financial Condition
------------------------------------------------------

--------------------------------------------------------------------------------

Review of Consolidated Results of Operations --
2000 compared with 1999
     In April 1999, the Company acquired International Processing Corporation and International Transportation Service, Inc. (collectively known as "IPC"). IPC operating results for 2000 and the last quarter of 1999 are included as part of the Waste Material Recycling segment of the Company.
     Total revenues for 2000 were 94% higher than 1999 year revenues, primarily due to the acquisition of IPC. Waste Material Recycling sales for 2000 were 110% above 1999 sales. Vocational School Group revenues for 2000 were 5% above 1999 revenues. Waste Material Recycling sales represented 91% of 2000 Company revenues compared to 84% of 1999 revenues. Dried bakery product sales tonnage increased 118% from 1999 to 2000 and average prices dropped 2% for the comparable periods. The Vocational School Group revenues represented 8% of the Company's 2000 revenues compared to 16% in 1999. Waste Material Recycling operating costs were 4% lower per ton produced in 2000 than in the prior year, due primarily to tighter cost controls on expenses and raw material purchases. During the last quarter of 2000, the Company purchased raw material contracts from a competitor in the Chicago area for approximately $617,000. The purchase significantly increased the raw material supply and helped reduce processing cost by increasing the efficiency of the new Chicago plant. Operating costs for the Vocational School Group were up 3% in 2000 over the prior year primarily due to the relocation of schools after lease terminations. With the addition of IPC operations, depreciation and amortization expense increased by $3.49 million in 2000 and general and administrative expenses were 72% higher in the current year than last year.
     Selling prices for the Waste Material Recycling product were at historically low levels throughout 2000. As mentioned above, the average selling prices for the current year were 2% below the already low average prices that prevailed during 1999. (2000 average selling prices were 22% lower than 1998 average selling prices.) Competing commodities, mainly corn and some fats, that are themselves at historic lows due to an over abundance of the commodities, dictate low selling prices and reduced or non-existent margins for this business segment. Although operating costs were reduced, this was not enough to offset the decreased selling prices and the increase in depreciation and amortization and general and administrative expenses. Decreased operating margins for the Vocational School Group resulted in a small operating loss in the current year compared to income in the previous year. The decrease was due primarily to the relocation of one of its largest and most profitable schools resulting from the loss of its lease because of redevelopment plans for the site.
     Investment and other income increased 377% in 2000, over the prior year. In 2000, the Company sold its Emission Reduction Credits for a gain of $3,727,000 and a portion of the stockholdings of OSI Systems, Inc. was sold at a gain, increasing investment and other income to $14,919,445 compared to $3,129,181 in 1999. Also included in Investment and other income are net investment losses of $423,800 in fiscal 2000 and of $288,957 in 1999.
     Net income for fiscal 2000 was $6,053,735 or $5.50 per share-diluted. Fiscal 1999 resulted in a net loss of $842,555 or $0.75 loss per share.
     The provision for income taxes in 2000 was 36% of pre-tax income. As a result of the loss incurred in 1999, an income tax benefit of 23% of the pre-tax loss was utilized through the availability of tax loss carry-backs and loss carry-forwards.
     Accumulated unrealized holding gains on investments, net of deferred income taxes, were $5,092,935 at June 30, 2000 and $4,405,695 at June 30, 1999.
Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 2000 and at June 30, 1999. These unrealized gains are not reflected in net income or loss. Changes in the unrealized gains are reported as Other Comprehensive Income or Loss as set forth in Statement of Financial Accounting Standards No. 130.

Prior Year Review 1999 compared with 1998
     Total revenues for 1999 were 24% higher than the prior year revenues, primarily due to the acquisition of IPC in April 1999. Waste Material Recycling sales for 1999 were 30% higher than 1998 sales. However, if IPC sales were not included in the 1999 period, the Waste Material Recycling sales would have decreased by 20% from the prior year. Vocational School Group revenues for 1999 were 5% above 1998 revenues. Waste Material Recycling sales represented 84% of 1999 Company revenues compared to 80% of 1998 revenues. From 1998 to 1999, dried bakery product sales tonnage increased 62% and average sales prices dropped 21% for the comparable periods. The Vocational School Group revenues represented 16% of the Company's revenues in 1999 compared to 18% in 1998. Waste Material Recycling operating costs were 8% lower per ton produced in 1999 than in the prior year, primarily due to cost control of expenses and raw material purchases. Operating costs for

        3
        _
the Vocational School Group were up slightly in 1999 over 1998. With the acquisition of IPC, depreciation and amortization expense increased by $1.06 million in 1999 and general and administrative expenses were 34% higher in 1999 than 1998.
     The Company's 1999 operating results compare poorly to the prior year operating results. Lower selling prices prevailed throughout 1999 for the Waste Material Recycling operations. The low selling prices (21% decrease from 1998 and 36% decrease from 1997 when compared to 1999) are dictated by competing commodities, especially corn, that are themselves at historic lows due to an over abundance of the commodity. Such low prices made for reduced or non-existent margins for this segment. The Vocational School Group improved its operating margin, which resulted in an operating profit in the current year compared to an operating loss in the previous year. General and administrative expenses for 1999 were 34% higher than 1998 expenses primarily due to the acquisition of IPC.
     In 1999, investment and other income was $3,129,181 compared to $25,344,817 in 1998. In 1999, net investment losses were $288,957 compared to net investment gains of $23,290,926 in 1998. In 1998, long-term stockholdings in Lone Star Industries, Inc. were sold and a portion of the stockholdings in OSI Systems, Inc. was sold in that company's initial public offering. The appreciation realized on those investments and the subsequent interest earned on the proceeds from their disposition has resulted in unusually large income amounts being recognized in 1998.
     Accumulated unrealized holding gains on investments, net of deferred income taxes, were $4,405,695 at June 30, 1999 and $9,380,022 at June 30, 1998. These
unrealized gains are not reflected in net income. Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 1999 and 1998.
     Income tax benefits were 23% of the pre-tax loss in 1999, and the provision for income taxes was 39% of 1998 pre-tax income.
     The net loss for 1999 was $842,555 or $0.75 loss per share. Net income for 1998 was $16,063,797 or $13.98 per share -- diluted.

Liquidity and Capital Resources
     We have used our cash this fiscal year principally to fund capital improvements, retire common stock, acquire raw material sources and for general working capital requirements. We funded our cash requirements through cash flows from operations, borrowings from the issuance of industrial revenue bonds, sale of Emission Reduction Credits and the proceeds from the sale of investments.
     The Company purchased raw material contracts from a competitor in the Chicago area for approximately $617,000 in April 2000. The purchase was funded from cash on hand. The Company purchased the IPC bakery waste recycling business in April 1999. The purchase price included cash payments of $20,514,504, net of cash acquired. The purchase was funded with cash and liquid securities on hand. The Company's capital expenditures in 2000 were $6,439,654, $4,155,834 in 1999 and $2,649,478 in 1998. Capital spending for the Waste Material Recycling segment represented 94% of the Company's total capital expenditures in 2000, 94% in 1999 and 71% in 1998. A new bakery waste recycling facility is to be constructed near Atlanta, GA and is being partly financed through the issuance of $6,000,000 in Gainesville and Hall County Development Authority, State of Georgia tax-exempt Industrial Revenue Bonds, the Company's only long-term indebtedness at June 30, 2000. The Company decided to finance this project due to the availability of the low interest rate bonds. The average interest rate during June, the month the bonds were outstanding, was approximately 4.45%. The new facility near Chicago was completed and placed into operation during the first half of this fiscal year, replacing two facilities that had serviced the same geographic area. Vehicle replacements, processing equipment automation and refurbishing are continuously being made to maintain efficient operations and reduce the cost of producing product for the bakery recycling business. In the Vocational School Group, a school was relocated to a new facility during 2000 due to loss of its lease. Another school relocation with new facilities is planned for the fiscal year 2001. A direct relationship between school improvements and increased enrollment has been evident in past school refurbishing projects. Positive returns on the planned investments are expected. The Company believes its cash flow from operations, remaining proceeds from the industrial revenue bond financing and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 2001 without incurring additional debt.

Quantitative and Qualitative Disclosures about Market Risk
     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our outstanding debt instrument. Our risk associated with fluctuating interest expense is limited, being closely tied to market rates for tax-exempt municipal bonds and the rating of the bank whose standby letter of credit secures the debt. Under our current policy, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We insure the safety and preservation of our invested principal funds by limiting market risk and reinvestment risk, investing primarily in government treasury bills and investment grade securities maturing between six months to one year. A hypothetical 100 basis

        4
        _
point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at June 30, 2000 or June 30, 1999. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

Shareowners' Equity
     At June 30, 2000, shareowners' equity includes net accumulated unrealized holding gains on investments totaling $5,092,935, net of deferred income taxes. At June 30, 1999, shareowners' equity included $4,405,695 of net accumulated unrealized holding gains on investments.
     For the year ended June 30, 2000 the Company purchased and retired a total of 64,700 of its shares (6%) at a cost of $3,114,139. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares or through new borrowings during the ensuing year. This does not preclude, however, the consideration of opportunities that may present themselves in the future that could require the Company to seek additional capital.

New Accounting Standards:
     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". This SAB summarizes the SEC's view in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is effective for all registrants during the fourth quarter of calendar 2000. The Company adopted SAB No. 101 in this year's financial statements, and its adoption did not have a material impact on the Company's financial statements.
     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for our fiscal year 2001. The statement establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company has completed its analysis of SFAS No. 133 and has determined that its adoption will not have a material impact on the Company's financial statements.

Forward Looking Information: Certain Cautionary
Statements
     Certain statements included in this Management's Discussion and Analysis of Operations and Financial Condition and included elsewhere in this Annual Report that are not related to historical results are forward looking statements. Actual results may differ materially from those stated or implied in the forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Potential risk and uncertainties include, but are not limited to, general business conditions, unusual volatility in equity and interest rate markets and in competing commodity markets, disruptions in the availability or pricing of raw materials, transportation difficulties, changing governmental educational aid policies, or disruption of operations due to unavailability of fuels or from acts of God.

        5
        _

Independent Auditors' Report

--------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Los Angeles, California
August 28, 2000

        6
        _

Consolidated Statements of Operations

                For the years ended June 30,                     2000          1999          1998
-----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $55,320,172   $26,227,133   $20,448,167
Vocational school revenues                                      5,048,224     4,817,939     4,597,105
                                                              -----------   -----------   -----------
                                                               60,368,396    31,045,072    25,045,272
                                                              -----------   -----------   -----------
Operating Costs and Expenses:
Cost of sales                                                  46,100,188    23,109,969    14,536,956
Vocational school operating expenses                            3,750,495     3,628,109     3,528,078
Depreciation and amortization                                   6,584,603     3,094,198     2,024,722
General and administrative                                      9,353,820     5,434,532     4,056,536
                                                              -----------   -----------   -----------
                                                               65,789,106    35,266,808    24,146,292
                                                              -----------   -----------   -----------
                                                               (5,420,710)   (4,221,736)      898,980
Investment and other income                                    14,919,445     3,129,181    25,344,817
                                                              -----------   -----------   -----------
           Income (loss) before income taxes                    9,498,735    (1,092,555)   26,243,797
Provision (benefit) for income taxes                            3,445,000      (250,000)   10,180,000
                                                              -----------   -----------   -----------
           Net Income (Loss)                                  $ 6,053,735   $  (842,555)  $16,063,797
                                                              -----------   -----------   -----------
Net Income (Loss) Per Share -- Basic                          $      5.51   $     (0.75)  $     14.10
Net Income (Loss) Per Share -- Diluted                        $      5.50   $     (0.75)  $     13.98
Average shares outstanding -- Basic                             1,098,521     1,116,958     1,139,276
Dilutive effect of stock options                                    2,081         9,496         9,369
                                                              -----------   -----------   -----------
Average shares outstanding -- Diluted                           1,100,602     1,126,454     1,148,645

The accompanying notes are an integral part of these statements.

        7
        _

Consolidated Balance Sheets

                          June 30,                               2000           1999
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                     $ 4,045,582    $ 3,667,818
Treasury bills (par value $19,100,000 in 2000 and
  $15,000,000 in 1999)                                         18,840,593     14,852,203
Accounts and notes receivable, less allowance for doubtful
  accounts of $645,903 at June 30, 2000 and $484,885 at June
  30, 1999                                                      4,581,022      4,234,753
Inventories                                                       680,332        999,755
Deferred income taxes                                           1,297,500        955,000
Prepaid expenses and other current assets                       1,576,237      1,411,455
                                                              -----------    -----------
  Total current assets                                         31,021,266     26,120,984
                                                              -----------    -----------
Notes Receivable                                                  659,374      1,103,816
                                                              -----------    -----------
Property and Equipment:
Machinery and equipment                                        37,611,946     34,069,755
Land, buildings and improvements                               16,045,836     14,208,280
                                                              -----------    -----------
                                                               53,657,782     48,278,035
Less accumulated depreciation and amortization                 27,531,392     23,793,405
                                                              -----------    -----------
                                                               26,126,390     24,484,630
                                                              -----------    -----------
Collection Routes and Contracts, less accumulated
  amortization of $2,748,557
  at June 30, 2000 and $539,427 at June 30, 1999                7,623,736      9,775,762
                                                              -----------    -----------
Other Assets:
Non-appropriated funds (Industrial Revenue Bond)                5,440,677             --
Deferred charges and other assets                                 646,613        501,351
Investments available for sale at fair value                    9,252,975      8,464,461
Other equity investments-at cost                                2,011,002      2,006,002
                                                              -----------    -----------
                                                               17,351,267     10,971,814
                                                              -----------    -----------
                                                              $82,782,033    $72,457,006
                                                              -----------    -----------
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Accounts payable                                              $ 5,052,389    $ 3,917,443
Other accrued liabilities                                       1,926,295      2,338,505
Accrued payroll and related employee benefits                   1,367,722      1,005,685
Income taxes payable                                              317,980        251,485
                                                              -----------    -----------
  Total current liabilities                                     8,664,386      7,513,118
Industrial Revenue Bond                                         5,800,000             --
Deferred Income Taxes                                           1,874,800      1,328,160
                                                              -----------    -----------
                                                               16,339,186      8,841,278
                                                              -----------    -----------
Commitments and Contingent Liabilities
Shareowners' Equity:
Common stock, no par value, 5,000,000 shares authorized;
  shares issued and outstanding at June 30,
  2000 -- 1,060,867; June 30, 1999 -- 1,114,467                 4,470,450      4,161,300
Retained earnings                                              56,879,462     55,048,733
Accumulated other comprehensive income                          5,092,935      4,405,695
                                                              -----------    -----------
                                                               66,442,847     63,615,728
                                                              -----------    -----------
                                                              $82,782,033    $72,457,006
                                                              -----------    -----------

The accompanying notes are an integral part of these statements.

        8
        _

Consolidated Statements of Cash Flows
----------------------------------------------

For the years ended June 30,                                          2000           1999           1998
--------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                             $  6,053,735   $   (842,555)  $ 16,063,797
Adjustments to reconcile net income (loss) to net cash
  flows from (used in) operating activities:
  Depreciation and amortization                                  4,375,473      2,554,771      2,024,722
  Amortization of contracts and routes                           2,209,130        539,427             --
  (Gain) on sale of Emission Reduction Credits                  (3,727,000)            --             --
  (Gains) losses on investments available for sale             (10,186,300)       288,957    (23,290,926)
  (Gains) losses on sale of property and equipment                 259,013     (1,050,779)        (9,261)
  Tax deferrals and deferred tax asset                              59,140       (435,000)     1,035,000
  Provision for doubtful accounts receivable                       174,120        188,658        116,298
Changes in operating assets and liabilities:
  Accounts and notes receivable                                   (304,745)      (170,596)      (140,080)
  Inventories                                                      319,423        338,216        (77,998)
  Prepaid expenses and other current assets                       (164,782)      (831,222)       (79,811)
  Accounts payable and accrued liabilities                         884,770       (645,261)      (184,621)
  Income taxes payable                                              66,495       (224,021)       (58,725)
  Tax benefit applied to purchase of routes and contracts          560,000        140,000             --
  Other assets                                                    (145,260)         9,262       (163,585)
                                                              ------------   ------------   ------------
Net cash flows from (used in) operating activities                 433,212       (140,143)    (4,765,190)
                                                              ------------   ------------   ------------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury bills                                (31,088,390)   (19,802,061)   (48,733,701)
Maturities of U.S. Treasury bills                               27,100,000     47,974,498     29,250,000
Purchase of property and equipment                              (6,439,654)    (4,155,834)    (2,508,358)
Proceeds from disposition of property and equipment                163,407      1,541,866        137,616
Proceeds from sale of Emission Reduction Credits                 3,727,000             --             --
Purchase of routes and contracts                                  (617,104)            --             --
Issuance of long-term notes receivable                            (200,000)      (669,500)      (763,975)
Purchase of investments available for sale                        (815,405)      (319,046)      (338,702)
Purchase of other equity investments                                    --             --     (2,001,002)
Disposition of investments available for sale                   11,469,231        718,100     28,475,074
Acquisition of International Processing Corporation, net of
  cash acquired                                                         --    (20,514,504)            --
Non-appropriated bond proceeds held by Trustee                  (5,440,677)            --             --
                                                              ------------   ------------   ------------
Net cash flows (used in) from investing activities              (2,141,592)     4,773,519      3,516,952
                                                              ------------   ------------   ------------
Cash Flows From Financing Activities:
Dividends to shareowners                                        (1,108,867)    (1,117,967)    (1,414,687)
Proceeds from stock options exercised                              309,150         22,838             --
Repurchases of common stock                                     (3,114,139)      (626,333)    (2,527,221)
Proceeds from Industrial Revenue Bond financing                  6,000,000             --             --
                                                              ------------   ------------   ------------
Net cash from (used in) financing activities                     2,086,144     (1,721,462)    (3,941,908)
                                                              ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents               377,764      2,911,914     (5,190,146)
Cash and cash equivalents at beginning of year                   3,667,818        755,904      5,946,050
                                                              ------------   ------------   ------------
Cash and cash equivalents at end of year                      $  4,045,582   $  3,667,818   $    755,904
                                                              ------------   ------------   ------------
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                    $      6,340   $      9,053   $      4,323
  Income Taxes                                                $  3,032,650   $    425,194   $  9,203,725
Non Cash Investing Transactions:
  Acquired Preferred stock of Stamet, Inc. in exchange for
     cancellation of a note receivable                        $    428,800
  Reacquired land and buildings through foreclosure
     proceedings in exchange for cancellation of a note
     receivable                                                                             $    141,120

The accompanying notes are an integral part of these statements.

        9
        _

Consolidated Statements of Shareowners' Equity

                                                       Common Stock                           Accumulated
                                                  -----------------------                        Other
                                                  Number of                    Retained      Comprehensive
For the years ended June 30, 2000, 1999 and 1998    Shares       Amount        Earnings        Income(1)
----------------------------------------------------------------------------------------------------------
Balance July 1, 1997                               1,168,665   $4,138,462    $45,513,699      $ 7,997,484
Net income                                                                    16,063,797
Cash dividends on common stock, $1.25 per share                               (1,414,687)
Cash purchase of common stock and subsequent
  retirement                                         (45,823)                 (2,527,221)
Net unrealized gain on investments available for
  sale                                                                                          1,382,538
                                                  ----------   ----------    -----------      -----------
Balance June 30, 1998                              1,122,842    4,138,462     57,635,588        9,380,022
Net loss                                                                        (842,555)
Cash dividends on common stock, $1.00 per share                               (1,117,967)
Cash purchase of common stock and subsequent
  retirement                                          (9,275)                   (626,333)
Proceeds from stock options exercised                    900       22,838
Net unrealized (loss) on investments available
  for sale                                                                                     (4,974,327)
                                                  ----------   ----------    -----------      -----------
Balance June 30, 1999                              1,114,467    4,161,300     55,048,733        4,405,695
Net income                                                                     6,053,735
Cash dividends on common stock, $1.00 per share                               (1,108,867)
Cash purchase of common stock and subsequent
  retirement                                         (64,700)                 (3,114,139)
Proceeds from stock options exercised                 11,100      309,150
Net unrealized gain on investments available for
  sale                                                                                            687,240
                                                  ----------   ----------    -----------      -----------
Balance June 30, 2000                              1,060,867   $4,470,450    $56,879,462      $ 5,092,935
                                                  ----------   ----------   ------------     ------------

(1) Accumulated Other Comprehensive Income is comprised entirely of net unrealized gains on investments available for sale.

Consolidated Statements of Comprehensive Income

              For the years ended June 30,                   2000           1999           1998
---------------------------------------------------------------------------------------------------
Net income (loss)                                         $ 6,053,735    $  (842,555)   $16,063,797
Other comprehensive income (loss), net of tax:
Net unrealized gain (loss) on investments available for
  sale                                                        687,240     (4,974,327)     1,382,538
                                                          -----------    -----------    -----------
Comprehensive income (loss)                               $ 6,740,975    $(5,816,882)   $17,446,335
                                                          -----------    -----------    -----------

The accompanying notes are an integral part of these statements.

       10
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------
NOTE 1:               Principles of Consolidation:
Summary of                 The consolidated financial statements include the
Significant           accounts of Scope Industries and its subsidiaries (the
Accounting            Company), all of which are wholly owned. All significant
Policies              inter-company account balances and transactions have been
                      eliminated.

                      Use of Estimates:
                           The preparation of financial statements in conformity
                      with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

                      Property and Equipment:
                           Property and equipment are stated at cost.
                      Depreciation is provided generally on the straight-line method over the estimated useful lives of the assets. Service lives are 20 years for buildings, 10 years, but not exceeding the lease terms, for leasehold improvements and 3 to 7 years for machinery and equipment.

                      Collection Routes and Contracts:
                           Collection routes, raw material contracts and
                      restrictive covenants are stated at cost and are amortized over 3 to 5 years using the straight-line method.

                      Revenue Recognition:
                           In December 1999, the Securities and Exchange
                      Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial

       11
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                      Statements". This SAB summarizes the SEC's view in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. This SAB is effective for all registrants during the fourth quarter of calendar 2000. The Company has adopted SAB No. 101 this year and its adoption did not have a material impact on the Company's financial statements.
                           Sales are recorded at contract prices as deliveries
                      are made. Tuition revenue is recognized as students complete course hours. Provisions for losses on student accounts and loans receivable are determined on the basis of loss experience and assessment of prospective risk. Resulting adjustments are made to the allowance for losses.

                      Income Taxes:
                           The Company files a consolidated Federal income tax
                      return. The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

                      Per Share Information:
                           Basic net income or loss per common share is computed
                      using the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the incremental shares to be issued upon the assumed exercise of dilutive stock options.

                      Business Segments and Related Information:
                           The Company reports its business segment information
                      in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for reporting information about operating segments and requires reporting for selected information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

                      New Accounting Standards:
                           The Financial Accounting Standards Board (FASB)
                      issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which will be effective for our fiscal year 2001. The statement establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company has completed its analysis of SFAS No. 133 and has determined that its adoption will not have a material impact on the Company's financial statements.

--------------------------------------------------------------------------------

       12
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 2:                    On April 4, 1999, the Company, through its wholly
Acquisition           owned subsidiary Scope Products, Inc., purchased the
                      bakery waste recycling business known as International
                      Processing Corporation. The purchase consisted of manufacturing facilities located in Georgia, Illinois, Indiana, Kansas, New Jersey, North Carolina, Ohio and
                      Texas. The purchase was funded with cash and liquid securities on hand. The fair values of assets and liabilities acquired are presented below for supplemental cash flow disclosure:

                                  Current assets, net of cash acquired                          $ 3,187,492
                                  Property and equipment                                         12,690,319
                                  Collection routes and contracts                                10,455,189
                                  Other assets                                                       46,022
                                  Liabilities                                                    (4,791,358)
                                  Deferred tax liabilities, net of deferred tax benefits         (1,073,160)
                                                                                                -----------
                                  Purchase price, net of cash acquired                          $20,514,504
                                                                                                -----------

                           The acquisition has been accounted for using the
                      purchase method for business combinations. The results of the operations of the acquired business have been included in the consolidated financial statements since the date of the acquisition.

--------------------------------------------------------------------------------
NOTE 3:                    All U.S. Treasury bills are purchased with maturities
Treasury Bills        of one year or less. The cost is adjusted to reflect
                      interest earned as it accrues. The adjusted cost approximates the fair value of the bills. The Company has classified its Treasury bills as available-for-sale securities.

--------------------------------------------------------------------------------
NOTE 4:                    Included in Investment and other income are
Investments and       recognized gains and losses on investment securities. A
Other Income          net loss of $288,957 was recognized in 1999. Net gains of
                      $10,186,300 and $23,290,926 were recognized in 2000 and
                      1998, respectively. Gross recognized gains and gross recognized losses were $10,613,672 and $427,372, respectively, for 2000, $13,691 and $302,648, respectively, for 1999, and $23,290,926 and $0, respectively, for 1998. Recognized losses of $423,800 and $299,215 in 2000 and 1999, respectively, are from recognized losses on securities whose decline in value was deemed to be other than temporary. Also included in Investment and other income in 2000 is a gain of $3,727,000 from the sale of certain Emission Reduction
                      Credits.

                           At June 30, 2000, investments were as follows:

                                                                                 Gross        Gross
                                                                               Unrealized   Unrealized      Fair
                                                                     Cost        Gains        Losses       Value
                                  ---------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    Equity securities             $2,340,040   $6,912,935                $9,252,975
                                  Other equity securities(1)      $2,011,002                             $2,011,002




       13
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                      At June 30, 1999, investments were as follows:

                                                                                 Gross        Gross
                                                                               Unrealized   Unrealized      Fair
                                                                     Cost        Gains        Losses       Value
                                  ---------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    Equity securities             $2,383,766   $6,080,695                $8,464,461
                                  Other equity securities(1)      $2,006,002                             $2,006,002

                      (1) The Company holds shares and warrants in Chromagen,
                          Inc. that are classified as "other equities" and valued at cost. The shares and warrants are not publicly traded.

                           Fair values for investments available-for-sale are
                      based on quoted market prices, where available, at the reporting date. Other equity securities are carried at cost. No quoted market prices are available for these securities.

--------------------------------------------------------------------------------
NOTE 5:                    The Company occupies certain facilities and operates
Leases a portion of its transportation equipment under long-term leases. Future minimum rental payments required under non-cancelable operating leases having lease terms in excess of one year are:

                                                 For the years ending June 30,
                                  ------------------------------------------------------------------------
                                  2001                                                          $1,286,826
                                  2002                                                           1,039,662
                                  2003                                                             964,594
                                  2004                                                             870,742
                                  2005                                                             673,715
                                  Thereafter                                                       933,693
                                                                                                ----------
                                             Total minimum lease payments                       $5,769,232
                                                                                                ----------

                           Total rental expense under operating leases was
                      $1,271,332 in 2000, $1,186,796 in 1999, and $691,183 in
                      1998.

--------------------------------------------------------------------------------




       14
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 6:                    In June 2000, the Company issued $6,000,000 in tax
Industrial            exempt Industrial Revenue Bonds through the Gainesville
Revenue               and Hall County Development Authority, in the State of
Bond                  Georgia. Interest on the bonds, (4.9% at June 30, 2000),
                      varies weekly based upon the tax exempt interest rate in the current bond market. The bonds are secured by a bank standby letter of credit that is guaranteed by the Company, collateralized by the assets of the facility to be constructed and subject to certain restrictive covenants. At June 30, 2000, the Company was in compliance with all financial covenants under the debt agreement. The bonds have a mandatory redemption amount every year until 2021; the first 4 years call for redemption of $200,000 per year payable starting on March 2001 and $300,000 for the following 6 years. The Company, at its option, may retire the bonds at any time. The current portion of long-term debt is included in Accounts payable at year-end. At June 30, 2000, the Bond Trustee holds non-appropriated funds of approximately $5.4 million that are restricted for construction of the new plant.

--------------------------------------------------------------------------------
NOTE 7:                    In the normal course of business, the Company and
Contingent            certain of its subsidiaries are defendants in various
Liabilities           lawsuits. After consultation with counsel, management is
                      of the opinion that these various lawsuits, individually or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.

--------------------------------------------------------------------------------
NOTE 8:                   The Company maintains retirement and pension plans
Retirement Plans      for certain eligible employees. The Company contributions
                      to the plans are based on matching voluntary employee contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 2000, 1999, and 1998 the defined contribution plan expenses were $221,190, $180,138, and $282,157, respectively.
                           The Company has two Defined Benefit Pension Plans
                      that are fully funded. The amounts involved are not significant to the Company's operations. The Company sponsors a 401(k) plan for all eligible employees of the Company and contributes a certain percentage for every dollar that the employee contributes to their 401(k) account. Company contributions to the 401(k) plan for fiscal 2000 was $36,946.

--------------------------------------------------------------------------------
NOTE 9:                     Under the Company's 1992 Stock Option Plan the
Stock Options         Company can grant to key employees options to purchase the
                      Company's common stock at not less than the fair market value of such shares on the date such option is granted, except that if the employee owns shares of the Company representing more than 10% of its total voting power, then the price shall not be less than 110% of the fair market value of such shares on the date such option is granted.
                           No option may be granted under the 1992 Stock Option
                      Plan after December 31, 2001. Options to purchase shares expire five years after the date of grant and become exercisable on a cumulative basis at 25% each year, commencing with the second year.

       15
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Stock option activity under this plan was as follows:

                                                                                       Weighted                Weighted
                                                                                        Average                 Average
                                                                           Number      Exercise     Options    Exercise
                                                                          of Shares      Price    Exercisable    Price
                                  --------------------------------------------------------------------------------------
                                  Outstanding at June 30, 1997                18,000       29.64        6,750      28.50
                                  Outstanding at June 30, 1998                18,000       29.64       11,250      28.96
                                    Exercised                                   (900)      25.38
                                                                         -----------
                                  Outstanding at June 30, 1999                17,100       29.87       14,850      29.38
                                    Exercised                                (11,100)      27.85
                                                                         -----------
                                  Outstanding at June 30, 2000                 6,000       33.60        6,000      33.60

                           At June 30, 2000, option prices for shares under
                      option were $33.60 per share and the weighted average remaining contractual life of options outstanding is less than one year. There are 25,000 shares available for future grant.
                           No expense has been charged to income relating to
                      stock options. If the fair value method of accounting for stock options prescribed by SFAS No. 123 had been used, the expense relating to the stock options would have been $6,836 in fiscal year 2000 and $13,673 for each of the fiscal years ended in 1999 and 1998. Pro forma net income
                      (loss) would have been $6,046,899 in 2000, $(856,228) in
                      1999 and $16,050,124 in 1998. Pro forma diluted earnings
                      (loss) per share in 2000, 1999, and 1998 would have been $5.49, $(0.77) and $13.97, respectively, rather than the $5.50, $(0.75) and $13.98 reported earnings (loss) per share.

--------------------------------------------------------------------------------
NOTE 10:                   The components of the provision for income taxes are:
Income Taxes

                                     For the years ended June 30,         2000         1999          1998
                                  ---------------------------------------------------------------------------
                                  Current:
                                  Federal                              $3,143,545    $  99,839    $ 8,035,000
                                  State                                   242,315       85,161      1,110,000
                                                                       ----------    ---------    -----------
                                                                        3,385,860      185,000      9,145,000
                                                                       ----------    ---------    -----------
                                  Deferred:
                                  Federal                                  60,405     (404,839)       915,000
                                  State                                    (1,265)     (30,161)       120,000
                                                                       ----------    ---------    -----------
                                                                           59,140     (435,000)     1,035,000
                                                                       ----------    ---------    -----------
                                             Total provision           $3,445,000    $(250,000)   $10,180,000
                                                                       ----------    ---------    -----------


       16
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Reconciliation of the provision for income taxes
                      computed at the U.S. Federal statutory income tax rate to the reported provision is:

                                     For the years ended June 30,         2000         1999          1998
                                  ---------------------------------------------------------------------------
                                  U.S. Federal statutory income tax    $3,229,500    $(371,469)   $ 9,185,329
                                  State income taxes, net of Federal
                                    tax benefit                           160,800       36,300        775,000
                                  Taxes on income not recognized on
                                    books                                 115,400       88,609        173,250
                                  Other                                   (60,700)      (3,440)        46,421
                                                                       ----------    ---------    -----------
                                             Total provision           $3,445,000    $(250,000)   $10,180,000
                                                                       ----------    ---------    -----------

                           The major components of the deferred income tax
                      assets and liabilities are:

                                                     June 30,                        2000           1999
                                  --------------------------------------------------------------------------
                                  Depreciation                                    $  (664,000)   $(1,505,000)
                                  Income not currently taxable                       (442,000)      (470,000)
                                  Unrealized gain on investments                   (1,738,000)    (1,675,000)
                                  Other                                              (594,600)      (108,160)
                                                                                  -----------    -----------
                                             Total deferred income tax
                                               liabilities                         (3,438,600)    (3,758,160)
                                                                                  -----------    -----------
                                  Expenses not currently deductible                 2,146,900      2,500,000
                                  Recognized losses not currently deductible          714,400        885,000
                                                                                  -----------    -----------
                                             Total deferred income tax assets       2,861,300      3,385,000
                                                                                  -----------    -----------
                                    Net deferred income tax liability             $  (577,300)   $  (373,160)
                                                                                  -----------    -----------

                           In addition to the recognized deferred income tax
                      benefits and liabilities, an additional unrecognized income tax benefit of approximately $4.0 million is available to the Company in subsequent operating periods resulting from tax deductions for goodwill amortization of approximately $11.9 million. In subsequent periods, the income tax benefit realized from goodwill amortization will first reduce the carrying value of collection routes and contracts until fully amortized, and secondly will reduce income tax expense. The deduction for goodwill amortization will be available ratably over the next eleven years.

       17
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------
NOTE 11:                   Other comprehensive (loss) income consists of:
Other
Comprehensive
Income

                                                                        Amount       Income Tax       Amount
                                                                        Before       (Expense)        Net of
                                                                        Taxes         Benefit         Taxes
                                  -----------------------------------------------------------------------------
                                  For the year ended June 30, 2000
                                  Unrealized holding gains arising
                                    during the year                  $ 11,018,540   $ (3,710,205)  $  7,308,335
                                  Less: Reclassification adjustment   (10,186,300)     3,565,205     (6,621,095)
                                                                     ------------   ------------   ------------
                                  Other comprehensive income         $    832,240   $   (145,000)  $    687,240
                                  For the year ended June 30, 1999
                                  Unrealized holding losses arising
                                    during the year                  $ (8,463,284)  $  3,301,135   $ (5,162,149)
                                  Less: Reclassification adjustment       288,957       (101,135)       187,822
                                                                     ------------   ------------   ------------
                                  Other comprehensive loss           $ (8,174,327)  $  3,200,000   $ (4,974,327)
                                  For the year ended June 30, 1998
                                  Unrealized holding gains arising
                                    during the year                  $ 27,423,464   $(11,321,061)  $ 16,102,403
                                  Less: Reclassification adjustment   (23,290,926)     8,571,061    (14,719,865)
                                                                     ------------   ------------   ------------
                                  Other comprehensive income         $  4,132,538   $ (2,750,000)  $  1,382,538

--------------------------------------------------------------------------------
NOTE 12:                   The Company's current operations are conducted
Business              through two primary business segments.
Segment               Waste Material Recycling
Data                       The Company owns and operates 14 plants nationwide in
                      which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The Company also owns and operates one plant in which bakery waste material is processed and converted into edible breadcrumbs. The principal customers are pre-packaged and restaurant supply food processors. This business depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

                      Vocational School Group
                           The Company owns and operates 12 beauty schools in
                      California and Nevada in which cosmetology and manicuring are taught. The Company enrolls students who pay tuition. Vocational programs and Federal grants and loan programs are also utilized for the students' tuition. In addition, the public patronizes the schools for hair styling and other cosmetology services, which are performed by the students.

                                      For the years ended June 30,         2000          1999          1998
                                  -----------------------------------------------------------------------------
                                  Operating Sales and Revenues:
                                  Waste Material Recycling              $54,680,690   $25,995,604   $20,011,672
                                  Vocational School Group                 5,048,224     4,817,939     4,597,105
                                  Other                                     639,482       231,529       436,495
                                                                        -----------   -----------   -----------
                                                                        $60,368,396   $31,045,072   $25,045,272
                                                                        -----------   -----------   -----------


       18
       __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                                      For the years ended June 30,         2000          1999          1998
                                  -----------------------------------------------------------------------------
                                  Operating Income (Loss) before
                                    Income Taxes:
                                  Waste Material Recycling              $(3,923,532)  $(2,687,279)  $ 2,327,681
                                  Vocational School Group                   (22,466)       53,635       (52,893)
                                  Other                                     141,939       (97,586)      263,780
                                                                        -----------   -----------   -----------
                                                                         (3,804,059)   (2,731,230)    2,538,568
                                  Corporate expenses                     (1,616,651)   (1,490,506)   (1,639,588)
                                  Investment and other income            14,919,445     3,129,181    25,344,817
                                                                        -----------   -----------   -----------
                                  Income (loss) before income taxes     $ 9,498,735   $(1,092,555)  $26,243,797
                                                                        -----------   -----------   -----------

                           One customer represented 18%, 19% and 17% of product
                      revenues for the Waste Material Recycling segment for the years ended 2000, 1999 and 1998, respectively. The loss of this customer or any other single customer would not have a material adverse effect on the Company since the commodity product is readily marketable.

                                  Identifiable Assets:
                                  Waste Material Recycling              $42,685,714   $38,197,182   $10,740,401
                                  Vocational School Group                 1,711,413     1,698,573     1,774,759
                                  Other                                     367,560       506,849       605,789
                                  Corporate                              38,017,346    32,054,402    65,259,165
                                                                        -----------   -----------   -----------
                                                                        $82,782,033   $72,457,006   $78,380,114
                                                                        -----------   -----------   -----------
                                  Depreciation and Amortization:
                                  Waste Material Recycling              $ 6,203,305   $ 2,739,645   $ 1,781,467
                                  Vocational School Group                   214,583       208,055       181,141
                                  Other                                     139,289       135,564        50,345
                                  Corporate                                  27,426        10,934        11,769
                                                                        -----------   -----------   -----------
                                                                        $ 6,584,603   $ 3,094,198   $ 2,024,722
                                                                        -----------   -----------   -----------
                                  Capital Expenditures:
                                  Waste Material Recycling              $ 6,069,997   $ 3,889,838   $ 1,872,305
                                  Vocational School Group                   226,041       225,033        72,433
                                  Other                                          --        36,624       558,997
                                  Corporate                                 143,616         4,339       145,743
                                                                        -----------   -----------   -----------
                                                                        $ 6,439,654   $ 4,155,834   $ 2,649,478
                                                                        -----------   -----------   -----------

       19
       __

Corporate Information
--------------------------

Directors             Officers                     Independent Auditors
Babette Heimbuch      Meyer Luskin                 Deloitte & Touche LLP
President & CEO       Chairman, President and      Los Angeles, California
First Federal Bank    Chief Executive Officer
Of California                                      Transfer Agent and Registrar
                      Eric M. Iwafuchi             Computershare Investor
Robert Henigson       Vice President and Chief     Services
Investor              Financial Officer            Denver, Colorado

Meyer Luskin          Eleanor R. Smith             Securities Listed
                      Secretary and Controller     American Stock Exchange
William H. Mannon
Retired Officer of
Scope Industries

Franklin Redlich
Retired



                                      2000

                                  [SCOPE LOGO]

                       233 WILSHIRE BOULEVARD, SUITE 310
                             SANTA MONICA, CA 90401