Form 10-K, Exhibit 13
period 2001-06-30
SCOPE INDUSTRIES
filed 2001-09-26
CIK 87864

                                                                      EXHIBIT 13



                                     SCOPE
                                   INDUSTRIES
                                    2001

                                      64TH
                                     ANNUAL
                                     REPORT

                            [SCOPE INDUSTRIES LOGO]

Financial Highlights

              For the years ended June 30,                   2001           2000           1999
---------------------------------------------------------------------------------------------------

Operating sales and revenues                              $59,685,994    $63,908,394    $32,064,621

Investment and other income                                   611,686     14,895,732      3,129,181

Net (loss) income                                         $(4,173,681)   $ 6,053,735    $  (842,555)

Net (loss) income per share -- Basic                      $     (4.03)   $      5.51    $     (0.75)
Net (loss) income per share -- Diluted                    $     (4.03)   $      5.50    $     (0.75)

Average shares outstanding -- Basic                         1,034,821      1,098,521      1,116,958
Average shares outstanding -- Diluted                       1,034,821      1,100,602      1,126,454

Five-Year Review -- Selected Financial Data

    For the years ended June 30,         2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------
OPERATIONS

Operating Sales and Revenues          $59,685,994   $63,908,394   $32,064,621   $25,045,272   $30,273,913
                                      -----------   -----------   -----------   -----------   -----------

Operating Cost and Expenses:
Cost of sales and operating expenses   50,709,560    53,390,681    27,757,627    18,065,034    19,177,617
Depreciation and amortization           7,117,708     6,584,603     3,094,198     2,024,722     2,112,959
General and administrative              8,619,093     9,330,107     5,434,532     4,056,536     3,759,867
                                      -----------   -----------   -----------   -----------   -----------
                                       66,446,361    69,305,391    36,286,357    24,146,292    25,050,443
                                      -----------   -----------   -----------   -----------   -----------
                                       (6,760,367)   (5,396,997)   (4,221,736)      898,980     5,223,470
Investment and other income               611,686    14,895,732     3,129,181    25,344,817    20,569,303
                                      -----------   -----------   -----------   -----------   -----------
(Loss) income before income taxes      (6,148,681)    9,498,735    (1,092,555)   26,243,797    25,792,773
(Benefit) provision for income taxes   (1,975,000)    3,445,000      (250,000)   10,180,000     6,800,000
                                      -----------   -----------   -----------   -----------   -----------
           Net (loss) income          $(4,173,681)  $ 6,053,735   $  (842,555)  $16,063,797   $18,992,773
                                      -----------   -----------   -----------   -----------   -----------

Net (loss) income per share -- Basic  $     (4.03)  $      5.51   $     (0.75)  $     14.10   $     16.03

Net (loss) income per
  share -- Diluted                    $     (4.03)  $      5.50   $     (0.75)  $     13.98   $     15.94

FINANCIAL PERFORMANCE
Net (loss) income as a percent of
  revenues                                (6.99)%         9.47%       (2.63)%        64.14%        62.74%
Cash dividend per share               $      1.00   $      1.00   $      1.00   $      1.25   $      1.25
Capital expenditures                  $ 9,646,010   $ 6,439,654   $ 4,155,834   $ 2,649,478   $ 1,298,935

FINANCIAL POSITION
Total assets                          $70,993,148   $82,782,033   $72,457,006   $78,380,114   $61,484,033
Shareowners' equity                   $57,069,593   $66,442,847   $63,615,728   $71,154,072   $57,649,645
Equity per share at end of year       $     55.45   $     62.63   $     57.08   $     63.37   $     49.33
Shares outstanding at end of year       1,029,267     1,060,867     1,114,467     1,122,842     1,168,665

President's Report to the Shareholders

--------------------------------------------------------------------------------

     It's difficult to characterize this past fiscal year because it wasn't shaped by one dominant event or theme. Certainly it wasn't a good year by conventional earnings analysis, but if we don't look deeper we miss a valuable insight to our future.

     First of all, during this past year we had no major investment income. For the four previous years, the yearly average of "Investment and other income" was approximately $16 million. Recording non-operating earnings of approximately $64 million over a four-year span was for us most extraordinary. This year it was $611,686.

     Operationally, our results were depressed primarily because of continued lower feed commodity prices; in addition, we were subject to major increases in energy costs and insurance premiums. Depreciation and amortization increased $553,105 and we wrote off impaired assets of over $1 million. The reason for recognizing an asset impairment was the expected start-up of a new plant in Georgia during the new fiscal year and consequently, the closure of two existing plants in Georgia.

     We have committed ourselves to significantly reducing costs. To accomplish this goal our people had to become more productive and we had to provide them with more and better capital equipment. We reduced our general and administrative costs 7.6% compared to last year and the Waste Material Recycling operating costs 5% per ton. However, the major impact of these improvements will be in subsequent years.

     Thus, despite the negative of a reported loss, the year was positive in that we: completely rebuilt our plant at Terre Haute, Indiana, which accomplished our goal of substantially lowering unit costs; installed a new emissions control system at Baltimore which improved the air quality, reduced costs, and increased production rates; made major improvements in many collection and transportation facilities; substantially completed the new plant in Georgia; and finally achieved our operating expectations for the relatively new plant at Hodgkins, Illinois.

     We shall continue reducing our operating costs barring those unique events over which we have no control. Certainly we can't predict future commodity prices so we can't predict earnings. However, our improvements and my bias toward optimism make me believe that this new fiscal year will show a substantial improvement in our cash flow.

     Again, we thank our customers and vendors, our good and hard working people, and finally, our shareowners for their trust and support -- Thank You.

Respectfully yours,

/s/ Meyer Luskin
Meyer Luskin
Chairman of the Board,
President and Chief Executive Officer


         1
         -

Unaudited Quarterly Financial Data

                                 First         Second          Third         Fourth
                                Quarter        Quarter        Quarter        Quarter         Year
-----------------------------------------------------------------------------------------------------
2001
Operating sales and revenue   $14,217,589    $14,912,894    $15,151,885    $15,403,626    $59,685,994
Gross profit                      635,763        550,335      1,180,959      1,849,585      4,216,642
Net (loss)                    $(1,038,711)   $(1,125,505)   $  (795,743)   $(1,213,722)   $(4,173,681)
                              -----------    -----------    -----------    -----------    -----------
Net (loss)
  per share -- Diluted        $     (0.99)   $     (1.09)   $     (0.77)   $     (1.18)   $     (4.03)
                              -----------    -----------    -----------    -----------    -----------
2000
Operating sales and revenue   $15,932,103    $16,162,501    $14,853,495    $16,960,295    $63,908,394
Gross profit                    1,442,593      1,716,635      1,083,915      2,049,977      6,293,120
Net income (loss)             $  (739,801)   $  (735,524)   $ 5,624,040    $ 1,905,020    $ 6,053,735
                              -----------    -----------    -----------    -----------    -----------
Net income (loss)
  per share -- Diluted        $     (0.66)   $     (0.66)   $      5.14    $      1.76    $      5.50
                              -----------    -----------    -----------    -----------    -----------

Market Price Range

Scope Industries Common Stock

                                                           2001                        2000
                                                   --------------------        --------------------
                                                    High          Low           High          Low
---------------------------------------------------------------------------------------------------

1st Quarter                                        $55.00        $41.00        $67.00        $60.25

2nd Quarter                                        $48.75        $39.50        $61.50        $43.75

3rd Quarter                                        $45.00        $41.25        $53.00        $38.75

4th Quarter                                        $42.45        $40.25        $49.00        $41.00

     Cash dividends of $1.00 were paid during each of the years ended June 30, 2001 and 2000, respectively.

     There were 77 shareowners of record of common stock at August 31, 2001.

        2
        -

Management's Discussion and Analysis of
Results of Operations and Financial Condition
------------------------------------------------------

--------------------------------------------------------------------------------

Review of Consolidated Results of Operations --
Current Year Review 2001 compared with 2000
     The Company recorded a net loss of $4,173,681 in fiscal 2001 compared to net income of $6,053,735 in the prior year. The loss from operations before Investment and other income and tax benefit was $6,760,367 in fiscal 2001 compared to a loss of $5,396,997 in the prior year. Investment and other income for fiscal 2001 was $611,686 compared to income of $14,895,732 in the prior year. Net loss per share in fiscal 2001 was $4.03 compared to net income per share-diluted of $5.50 in the prior year.
     Total revenues for fiscal 2001 were (7%) lower than the prior year revenues primarily due to lower average selling prices in the Waste Material Recycling business segment. Vocational school revenues were up slightly (1%) over fiscal 2000 revenues. Negatively impacting the Waste Material Recycling segment operations this fiscal year were increased costs that included employee health insurance benefits, general liability and property and workers compensation insurance. Transportation expenses increased during the year due to higher diesel fuel and fleet insurance costs. Electrical and natural gas costs also increased due to higher utility rates this year compared to last year. In addition, the Company expensed approximately $274,000 in costs associated with the termination of two Defined Benefit Pension Plans. Waste Material Recycling sales of dried bakery products represented 91% of fiscal 2001 and 2000 Company revenues. Dried bakery product sales tonnage increased slightly over the prior year but was negatively impacted by an 8% average decrease in sales prices from the prior year due primarily to record low corn prices throughout fiscal 2001 as a result of continued record corn crops. Corn prices have remained well below the 20-year average price of $2.50 per bushel, averaging $1.80 in fiscal 2001 and $1.90 in fiscal 2000. Waste Material Recycling operating costs were 5% lower per ton produced in fiscal 2001 than in the prior year in spite of increased energy, insurance, and transportation costs. In fiscal 2001 the Vocational School segment revenues were up slightly and represented 9% of the Company's revenues compared to 8% in the prior year. Vocational School operating costs were also up slightly in fiscal 2001 over the prior year resulting in a small operating loss.
     Depreciation and amortization increased $553,105, or 8% in fiscal 2001 over the prior year due primarily to the increase in fixed assets acquired and placed into service. General and administrative expenses in fiscal 2001 decreased $711,014, or 8% from the prior year due primarily to the closing of the IPC administrative office in Georgia.
     Investment and other income decreased $14,284,046 in fiscal 2001 over the prior year. In fiscal 2001, the Company sold investment securities for a gain of $352,160 and vacant land for a gain of $768,640 that was offset by losses on the disposition of assets. A loss of $1,021,832 from impairment of long-term assets was recognized due to the planned closure and sale of two processing plants in the state of Georgia. Interest income increased 31% in fiscal 2001 over the prior year, offset by increased interest expense from the Industrial Revenue Bond. In fiscal 2000, the Company sold its Emission Reduction Credits for a gain of $3,727,000 and a portion of the stockholdings of OSI Systems, Inc. was sold at a gain resulting in total investment and other income of $14,895,732. Included in Investment and other income are net investment losses of $116,847 resulting from the equity method of accounting for an investment acquired in fiscal 2001. A net investment loss of $423,800 was recognized in fiscal 2000.
     As a result of the loss incurred in fiscal 2001, an income tax benefit of 32% of the pre-tax loss was utilized through the availability of tax loss carry-backs and loss carry-forwards. The provision for income taxes in fiscal 2000 was 36% of pre-tax income.
     Accumulated unrealized holding gains on investments, net of deferred income taxes, were $2,349,619 at June 30, 2001 and $5,092,935 at June 30, 2000.
Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 2001 and at June 30, 2000. These unrealized gains are not reflected in net income or loss. Changes in the unrealized gains are reported as Other Comprehensive Income or Loss as set forth in Statement of Financial Accounting Standards No. 130.

Prior Year Review 2000 compared with 1999
     In April 1999, the Company acquired International Processing Corporation and International Transportation Service, Inc. (collectively known as "IPC"). IPC operating results for fiscal 2000 and the last quarter of fiscal 1999 are included as part of the Waste Material Recycling segment of the Company.
     Total revenues for fiscal 2000 were 99% higher than fiscal 1999 revenues, primarily due to the acquisition of IPC. Waste Material Recycling sales for fiscal 2000 were 116% above the prior year. Vocational School Group revenues for fiscal 2000 were 5% above revenues from the prior year. Waste Material Recycling sales represented 91% of fiscal 2000 Company revenues compared to 84% of the prior year revenues. Dried bakery product sales tonnage increased 118% in fiscal 2000 from the prior year and the average sales prices decreased 2% from the

        3
        -
comparable period. Corn prices have remained well below the 20-year average price of $2.50 per bushel, averaging $1.90 in fiscal 2000 compared to $2.01 in fiscal 1999, primarily due to record corn crops. The Vocational School Group revenues represented 8% of the Company's fiscal 2000 revenues compared to 15% in prior year, the decrease due to the acquisition of IPC additional revenue base. Waste Material Recycling operating costs were 4% lower per ton produced in fiscal 2000 than in the prior year, due primarily to tighter cost controls on expenses and raw material purchases. During the last quarter of fiscal 2000, the Company purchased raw material contracts from a competitor in the Chicago area for approximately $617,000. The purchase significantly increased the raw material supply and helped reduce processing cost by increasing the efficiency of the new Chicago plant. Operating costs for the Vocational School Group were up 6% in fiscal 2000 over the prior year primarily due to the relocation of schools after lease terminations. With the addition of IPC operations, depreciation and amortization expense increased $3,490,405 or 113% in fiscal 2000 over the prior year. General and administrative expenses increased $3,895,575 or 72% in fiscal 2000 over the prior year because of the IPC acquisition.
     Selling prices for the Waste Material Recycling product were at historically low levels throughout fiscal 2000. As mentioned above, the average selling prices for the current year were 2% below the already low average prices that prevailed during fiscal 1999. Competing commodities, mainly corn and some fats, that are themselves at historic lows due to an over abundance of the commodities, dictate low selling prices and reduced or non-existent margins for this business segment. Although operating costs were reduced, this was not enough to offset the decreased selling prices and the increase in depreciation and amortization and general and administrative expenses. Decreased operating margins for the Vocational School Group resulted in a small operating loss in the current year compared to income in the previous year. The decrease was due primarily to the relocation of one of its largest and most profitable schools resulting from the loss of its lease because of redevelopment plans for the site.
     Investment and other income increased $11,766,551 or 376% in fiscal 2000, over the prior year. In fiscal 2000, the Company sold its Emission Reduction Credits for a gain of $3,727,000 and a portion of the stockholdings of OSI Systems, Inc., was sold at a gain increasing investment and other income to $14,895,732 compared to $3,129,181 in fiscal 1999. Also included in Investment and other income are net investment losses of $423,800 in fiscal 2000 and of $299,215 in fiscal 1999.
     Net income for fiscal 2000 was $6,053,735 or $5.50 per share-diluted. Fiscal 1999 resulted in a net loss of $842,555 or $0.75 loss per share.
     The provision for income taxes in fiscal 2000 was 36% of pre-tax income. As a result of the loss incurred in fiscal 1999, an income tax benefit of 23% of the pre-tax loss was utilized through the availability of tax loss carry-backs and loss carry-forwards.
     Accumulated unrealized holding gains on investments, net of deferred income taxes, were $5,092,935 at June 30, 2000 and $4,405,695 at June 30, 1999.
Unrealized gains on long-term equity holdings in OSI Systems, Inc. comprise the major portion of the unrealized gains at June 30, 2000 and at June 30, 1999. These unrealized gains are not reflected in net income or loss. Changes in the unrealized gains are reported as Other Comprehensive Income or Loss as set forth in Statement of Financial Accounting Standards No. 130.

Liquidity and Capital Resources
     We have used our cash this fiscal year principally to fund capital improvements, pay cash dividends, retire common stock, acquire new investments and for general working capital requirements. We funded our cash requirements through cash flows from operations, proceeds from the industrial revenue bond and the proceeds from the maturing of U.S. treasury bills.
     The Company purchased raw material contracts from a competitor in the Chicago area for approximately $617,000 in April 2000. The purchase was funded from cash on hand. The Company purchased the IPC bakery waste recycling business in April 1999. The purchase price included cash payments of $20,514,504, net of cash acquired. The purchase was funded with cash and liquid securities on hand. The Company's capital expenditures were $6,439,654 in 2000 and $4,155,834 in 1999. Capital spending for the Waste Material Recycling segment represented 98% of the Company's total capital expenditures in 2001, 94% in 2000 and 94% in 1999. A new bakery waste recycling facility is under construction near Atlanta, GA and is being partly financed through the issuance of $6,000,000 in Gainesville and Hall County Development Authority, State of Georgia tax-exempt Industrial Revenue Bonds ("IRB"), the Company's only long-term indebtedness at June 30, 2001 and 2000. The Company decided to finance this project due to the availability of the low interest rate bonds. The effective interest rate during the current year for the IRB was approximately 4.89%. A new facility near Chicago was completed and placed into operation during fiscal year 2000, replacing two facilities that had serviced the same geographic area. Vehicle replacements, processing equipment automation and refurbishing are continuously being made at all processing facilities to maintain efficient operations and reduce the cost of product for the bakery recycling business.
     In the Vocational School Group a new school facility is under construction in Nevada and is scheduled to be operational in the second quarter of fiscal year 2002. A

        4
        -
school was relocated to a new facility during fiscal 2000 due to loss of its lease. A direct relationship between school improvements and increased enrollment has been evident in past school refurbishing projects. Positive returns on the planned investments are expected. The Company believes its cash flow from operations, remaining proceeds from the industrial revenue bond financing and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 2002 without incurring additional debt, however, the Company does not rule out financing options that would be beneficial to the Company.

Quantitative and Qualitative Disclosures about Market Risk
     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our outstanding debt instrument. Our risk associated with fluctuating interest expense is limited, being closely tied to market rates for tax-exempt municipal bonds and the rating of the bank whose standby letter of credit secures the debt. Under our current policy, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We insure the safety and preservation of our invested principal funds by limiting market risk and reinvestment risk, investing primarily in government treasury bills and investment grade securities maturing between six months to one year. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at June 30, 2001 or June 30, 2000. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

Shareowners' Equity
     At June 30, 2001, shareowners' equity includes net accumulated unrealized holding gains on investments totaling $2,349,619, net of deferred income taxes. At June 30, 2000, shareowners' equity included $5,092,935 of net accumulated unrealized holding gains on investments. The accumulated unrealized holding gains are primarily from our investment in OSI Systems, Inc. common stock holdings.
     For the year ended June 30, 2001 the Company purchased and retired a total of 34,600 of its shares (3%) at a cost of $1,532,290. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares during the ensuing year.

New Accounting Standards:
     The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The adoption of SFAS No. 133 did not have a material impact on the Company's financial statements.
     The Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", which establishes accounting and reporting standards to reflect only the purchase method of accounting when business combinations occur. The adoption of SFAS No. 141 will not have a material impact on the Company's financial statements.
     The Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", which the Company will early adopt on July 1, 2001. The statement establishes accounting and reporting standards for goodwill and other intangible assets. The early adoption of SFAS No. 142 will not have a material impact on the Company's financial statements.

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

        5
        -

Independent Auditors' Report

--------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries ("the Company") as of June 30, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California
August 31, 2001

        6
        -

Consolidated Statements of Operations

                For the years ended June 30,                     2001          2000          1999
-----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $54,578,070   $58,860,170   $27,246,682
Vocational school revenues                                      5,107,924     5,048,224     4,817,939
                                                              -----------   -----------   -----------
                                                               59,685,994    63,908,394    32,064,621
                                                              -----------   -----------   -----------
Operating Costs and Expenses:
Cost of sales                                                  46,749,815    49,640,186    24,129,518
Vocational school expenses                                      3,959,745     3,750,495     3,628,109
Depreciation and amortization                                   7,117,708     6,584,603     3,094,198
General and administrative                                      8,619,093     9,330,107     5,434,532
                                                              -----------   -----------   -----------
                                                               66,446,361    69,305,391    36,286,357
                                                              -----------   -----------   -----------
                                                               (6,760,367)   (5,396,997)   (4,221,736)
Investment and other income                                       611,686    14,895,732     3,129,181
                                                              -----------   -----------   -----------
           (Loss) income before income taxes                   (6,148,681)    9,498,735    (1,092,555)
(Benefit) provision for income taxes                           (1,975,000)    3,445,000      (250,000)
                                                              -----------   -----------   -----------
           Net (Loss) income                                  $(4,173,681)  $ 6,053,735   $  (842,555)
                                                              -----------   -----------   -----------
Net (Loss) Income Per Share -- Basic                          $     (4.03)  $      5.51   $     (0.75)
Net (Loss) Income Per Share -- Diluted                        $     (4.03)  $      5.50   $     (0.75)
Average shares outstanding -- Basic                             1,034,821     1,098,521     1,116,958
Dilutive effect of stock options                                       --         2,081         9,496
                                                              -----------   -----------   -----------
Average shares outstanding -- Diluted                           1,034,821     1,100,602     1,126,454

The accompanying notes are an integral part of these statements.

        7
        -

Consolidated Balance Sheets

                          June 30,                               2001           2000
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                     $   563,234    $ 4,045,582
Treasury bills (par value $10,000,000 at June 30, 2001 and
  $19,100,000 at June 30, 2000)                                 9,926,527     18,840,593
Accounts and notes receivable, less allowance for doubtful
  accounts of $691,283 at June 30, 2001 and $645,903 at June
  30, 2000                                                      3,870,559      4,581,022
Income taxes receivable                                         1,645,253             --
Inventories                                                       874,446        680,332
Deferred income taxes                                             944,000      1,297,500
Prepaid expenses and other current assets                       2,387,804      1,576,237
                                                              -----------    -----------
  Total current assets                                         20,211,823     31,021,266
                                                              -----------    -----------
Notes Receivable                                                  594,891        659,374
                                                              -----------    -----------
Property and Equipment:
Machinery and equipment                                        42,581,045     37,611,946
Land, buildings and improvements                               17,034,166     16,045,836
                                                              -----------    -----------
                                                               59,615,211     53,657,782
Less accumulated depreciation and amortization                 30,349,635     27,531,392
                                                              -----------    -----------
                                                               29,265,576     26,126,390
                                                              -----------    -----------
Collection Routes and Contracts, less accumulated
  amortization of $5,111,973 at June 30, 2001 and $2,748,557
  at June 30, 2000                                              4,700,326      7,623,736
                                                              -----------    -----------
Other Assets:
Non-appropriated funds (Industrial Revenue Bond)                1,962,598      5,440,677
Deferred charges and other assets                                 680,969        646,613
Deferred income taxes                                             231,000             --
Investments available for sale at fair value                    4,871,810      9,252,975
Other equity investments                                        8,474,155      2,011,002
                                                              -----------    -----------
                                                               16,220,532     17,351,267
                                                              -----------    -----------
                                                              $70,993,148    $82,782,033
                                                              -----------    -----------
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Accounts payable                                              $ 4,498,515    $ 4,852,389
Other accrued liabilities                                       1,852,487      1,926,295
Accrued payroll and related employee benefits                   1,572,553      1,367,722
Income taxes payable                                                   --        317,980
                                                              -----------    -----------
  Total current liabilities                                     7,923,555      8,464,386
Industrial Revenue Bond                                         6,000,000      6,000,000
Deferred Income Taxes                                                  --      1,874,800
                                                              -----------    -----------
                                                               13,923,555     16,339,186
                                                              -----------    -----------
Commitments and Contingent Liabilities
Shareowners' Equity:
Common stock, no par value, 5,000,000 shares authorized;
  shares issued and outstanding at June 30,
  2001 -- 1,029,267; June 30, 2000 -- 1,060,867                 4,576,050      4,470,450
Retained earnings                                              50,143,924     56,879,462
Accumulated other comprehensive income                          2,349,619      5,092,935
                                                              -----------    -----------
                                                               57,069,593     66,442,847
                                                              -----------    -----------
                                                              $70,993,148    $82,782,033
                                                              -----------    -----------

The accompanying notes are an integral part of these statements.


        8
        -

Consolidated Statements of Cash Flows
----------------------------------------------

For the years ended June 30,                                          2001           2000           1999
--------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net (loss) income                                             $ (4,173,681)  $  6,053,735   $   (842,555)
Adjustments to reconcile net (loss) income to net cash flows from (used in) operating activities:
  Depreciation and amortization                                  4,754,299      4,375,473      2,554,771
  Amortization of contracts and routes                           2,363,409      2,209,130        539,427
  (Gain) on sale of Emission Reduction Credits                          --     (3,727,000)            --
  (Gains) losses on investments available for sale                (352,160)   (10,186,300)       288,957
  Loss (gains) on sale of property and equipment                   811,404        259,013     (1,050,779)
  Deferred income taxes                                           (208,000)        59,140       (435,000)
  Provision for doubtful accounts receivable                       155,144        174,120        188,658
Changes in operating assets and liabilities:
  Accounts and notes receivable                                    619,802       (304,745)      (170,596)
  Inventories                                                     (194,114)       319,423        338,216
  Prepaid expenses and other current assets                       (811,567)      (164,782)      (831,222)
  Accounts payable and accrued liabilities                        (222,851)       884,770       (645,261)
  Income taxes receivable or payable                            (1,963,233)        66,495       (224,021)
  Tax benefit applied to purchase of routes and contracts          560,000        560,000        140,000
  Other assets                                                      81,191       (145,260)         9,262
                                                              ------------   ------------   ------------
Net cash flows from (used in) operating activities               1,419,643        433,212       (140,143)
                                                              ------------   ------------   ------------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury bills                                (21,421,504)   (31,088,390)   (19,802,061)
Maturities of U.S. Treasury bills                               30,335,570     27,100,000     47,974,498
Purchase of property and equipment                              (9,646,010)    (6,439,654)    (4,155,834)
Proceeds from disposition of property and equipment                941,121        163,407      1,541,866
Proceeds from sale of Emission Reduction Credits                        --      3,727,000             --
Purchases off routes and contracts                                      --       (617,104)            --
Issuance of long-term notes receivable                                  --       (200,000)      (669,500)
Purchase of investments available for sale                        (178,629)      (815,405)      (319,046)
Purchase of other equity investments                            (6,580,000)            --             --
Proceeds from disposition of investments available for sale        625,639     11,469,231        718,100
Acquisition of International Processing Corp., net                      --             --    (20,514,504)
Non-appropriated bond proceeds held by Trustee                   3,478,079     (5,440,677)            --
                                                              ------------   ------------   ------------
Net cash flows (used in) from investing activities              (2,445,734)    (2,141,592)     4,773,519
                                                              ------------   ------------   ------------
Cash Flows From Financing Activities:
Dividends to shareowners                                        (1,029,567)    (1,108,867)    (1,117,967)
Proceeds from stock options exercised                              105,600        309,150         22,838
Repurchases of common stock                                     (1,532,290)    (3,114,139)      (626,333)
Proceeds from Industrial Revenue Bond financing                                 6,000,000
                                                              ------------   ------------   ------------
Net cash (used in) from financing activities                    (2,456,257)     2,086,144     (1,721,462)
                                                              ------------   ------------   ------------
Net (decrease) increase in cash and cash equivalents            (3,482,348)       377,764      2,911,914
Cash and cash equivalents at beginning of year                   4,045,582      3,667,818        755,904
                                                              ------------   ------------   ------------
Cash and cash equivalents at end of year                      $    563,234   $  4,045,582   $  3,667,818
                                                              ------------   ------------   ------------
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                    $    300,088   $      6,340   $      9,053
  Income taxes                                                $    120,768   $  3,032,650   $    425,194
Non Cash Investing Transactions:
  Acquired Preferred stock of Stamet, Inc. in exchange for
     cancellation of a note receivable                                       $    428,800

The accompanying notes are an integral part of these statements.

        9
        -

Consolidated Statements of Shareowners' Equity

                                                          Common Stock                       Accumulated
                                                     ----------------------                     Other
                                                     Number of                 Retained     Comprehensive
 For the years ended June 30, 2001, 2000 and 1999     Shares       Amount      Earnings       Income(1)
---------------------------------------------------------------------------------------------------------
Balance July 1, 1998                                 1,122,842   $4,138,462   $57,635,588    $ 9,380,022
Net (loss)                                                                       (842,555)
Cash dividends on common stock, $1.00 per share                                (1,117,967)
Cash purchase of common stock and subsequent
  retirement                                            (9,275)                  (626,333)
Proceeds from stock options exercised                      900       22,838
Net unrealized (loss) on investments available for
  sale                                                                                        (4,974,327)
                                                     ---------   ----------   -----------    -----------
Balance June 30, 1999                                1,114,467    4,161,300    55,048,733      4,405,695
Net income                                                                      6,053,735
Cash dividends on common stock, $1.00 per share                                (1,108,867)
Cash purchase of common stock and subsequent
  retirement                                           (64,700)                (3,114,139)
Proceeds from stock options exercised                   11,100      309,150
Net unrealized gain on investments available for
  sale                                                                                           687,240
                                                     ---------   ----------   -----------    -----------
Balance June 30, 2000                                1,060,867    4,470,450    56,879,462      5,092,935
Net (loss)                                                                     (4,173,681)
Cash dividends on common stock, $1.00 per share                                (1,029,567)
Cash purchase of common stock and subsequent
  retirement                                           (34,600)                (1,532,290)
Proceeds from stock options exercised                    3,000      105,600
Net unrealized (loss) on investments available for
  sale                                                                                        (2,743,316)
                                                     ---------   ----------   -----------    -----------
Balance June 30, 2001                                1,029,267   $4,576,050   $50,143,924    $ 2,349,619
                                                     ---------   ----------   -----------   ------------

(1) Accumulated Other Comprehensive Income is comprised entirely of net unrealized gains on investments available for sale.

Consolidated Statements of Comprehensive Income

              For the years ended June 30,                    2001           2000          1999
---------------------------------------------------------------------------------------------------
Net (loss) income                                          $(4,173,681)   $6,053,735    $  (842,555)
Other comprehensive (loss) income, net of tax:
Net unrealized (loss) gain on investments available for
  sale                                                      (2,743,316)      687,240     (4,974,327)
                                                           -----------    ----------    -----------
Comprehensive (loss) income                                $(6,916,997)   $6,740,975    $(5,816,882)
                                                           -----------    ----------    -----------

The accompanying notes are an integral part of these statements.

        10
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 1:
Summary of
Accounting
Policies

Principles of Consolidation:
     The consolidated financial statements include the accounts of Scope Industries and its subsidiaries (the Company), all of which are wholly owned. All significant inter-company account transactions have been eliminated. Certain prior year balances have been reclassified to conform to the current period presentation.

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

Investments:
     Investments in equity securities with readily determinable market values are classified into categories based on the Company's intent. Investments available for sale are carried at estimated fair value based upon quoted market prices. Unrealized holding gains and losses are excluded from earnings and reported in Accumulated other comprehensive income as a separate component of shareowners' equity until realized. Unrealized losses that are other than temporary are recognized in Investment and other income. Realized gains and losses are determined on the specific identification method and are reflected in Investment and other income. Equity investments in companies in which ownership is at least 20%, but less than a majority of the voting stock, are accounted for using the equity method with equity adjustments reflected in Investment and other income. Equity investments where ownership is less than 20% for which quoted market prices are not available are carried at cost.

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

        11
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

Revenue Recognition:
     Sales are recorded at contract prices as deliveries are made, shipping charges billed to customers are included within revenues and the related costs are included within Cost of sales. Tuition revenue is recognized as students complete course hours. Provisions for losses are determined on the basis of loss experience and assessment of prospective risks; resulting adjustments are made to the allowance for losses.

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

Stock-Based Compensation:
     The Company has elected to adopt the disclosure only provisions of the Financial Accounting Standards Board, SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, the Company will continue to account for its stock-based compensation plans under the provisions of APB No. 25.

Per Share Information:
     Basic net income or loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the incremental shares to be issued upon the assumed exercise of dilutive stock options.

Derivative Instruments and Hedging Activities:
     The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal year 2001. The statement establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 did not have a material impact on the Company's financial statements.

New Accounting Standards:
     The Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", which establishes accounting and reporting standards to reflect only the purchase method of accounting when business combinations occur. The adoption of SFAS No. 141 will not have a material impact on the Company's financial statements.
     The Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", which the Company will early adopt on July 1, 2001.

        12
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

The statement establishes accounting and reporting standards for goodwill and other intangible assets. The early adoption of SFAS No. 142 will not have a material impact on the Company's financial statements.

--------------------------------------------------------------------------------

NOTE 2:
Asset Impairment Write-Off

     During the fourth quarter of 2001, the Company recorded asset impairments of approximately $1,021,832 related primarily to the intended closure and sale of two processing plants in early fiscal 2002. The two plants will be replaced by the new manufacturing facility scheduled for completion before the end of calendar 2001 (see Note 6). The assets being written off will not be utilized at the new plant and will be scrapped. The charge for impairment is reflected in Investment and other income.

--------------------------------------------------------------------------------

NOTE 3:
Treasury Bills

     All U.S. Treasury bills are purchased with maturities of one year or less. The cost is adjusted to reflect interest earned as it accrues. The adjusted cost approximates the fair value of the bills. The Company has classified its Treasury bills as available-for-sale securities.

--------------------------------------------------------------------------------

NOTE 4:
Investment and Other Income

     Included in Investment and other income are interest income, recognized gains on sales of investment securities, unrealized losses on investments, gains or losses on disposition of assets, loss from impairment of assets, interest expense and miscellaneous income or losses. Recognized losses on securities whose decline in value was deemed to be other than temporary were $423,800 and $299,215 in fiscals 2000 and 1999, respectively. A loss of $116,847 was recognized based upon the equity method of accounting for an investment acquired in fiscal 2001. A loss of $1,021,832 was recognized on the impairment of assets in fiscal 2001. A gain of $768,640 was realized on the sale of property in Riverside, California in fiscal 2001, offset by losses on disposed assets. A gain of $3,727,000 from the sale of certain Emission Reduction Credits was recorded in fiscal 2000. A gain of $1,050,779 was realized on the sale of property in Chicago, Illinois in fiscal 1999.

                                      For the years ended June 30,          2001          2000          1999
                                  -----------------------------------------------------------------------------
                                  Investment and other income was
                                    comprised of:
                                    Interest income                      $ 1,373,832   $ 1,048,544   $1,962,585
                                    Gain on sales of marketable
                                       securities                            352,160    10,610,100       10,258
                                    Unrealized (losses) in investments            --      (423,800)    (299,215)
                                    Equity (loss) in investment             (116,847)           --           --
                                    (Loss) from impairment of assets      (1,021,832)           --           --
                                    Gain (loss) on disposition of
                                       assets                                210,428      (259,013)   1,050,779
                                    Interest expense                        (310,340)      (30,053)      (9,052)
                                    Miscellaneous income                     124,285     3,949,954      413,826
                                                                         -----------   -----------   ----------
                                  Investment and other income            $   611,686   $14,895,732   $3,129,181
                                                                         -----------   -----------   ----------

        13
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                      At June 30, 2001 investments were as follows:

                                                                               Gross        Gross
                                                                             Unrealized   Unrealized      Fair
                                                                   Cost        Gains        Losses       Value
                                  -------------------------------------------------------------------------------
                                  Available-for-sale
                                    securities
                                    -Equity securities(1)       $2,245,187   $2,626,621   $       --   $4,871,808
                                  Other equity securities(2)    $8,474,155           --           --   $8,474,155

                      At June 30, 2000 investments were as follows:

                                                                               Gross        Gross
                                                                             Unrealized   Unrealized      Fair
                                                                   Cost        Gains        Losses       Value
                                  -------------------------------------------------------------------------------
                                  Available-for-sale
                                    securities
                                    -Equity securities(1)       $2,340,040   $6,912,935   $       --   $9,252,975
                                  Other equity securities(2)    $2,011,002           --           --   $2,011,002

                      -------------------------------------

                      (1) Fair values for "Equity securities" investments
                          available-for-sale are based on quoted market prices, where available, at the reporting date.

                      (2) At June 30, 2001, the Company holds shares and
                          warrants in Chromagen, Inc., shares in Stamet, Inc., MetaProbe, LLC and Myricom, Inc. that are classified as "Other equity securities". The shares and warrants are not publicly traded and are carried at cost or adjusted cost reflected by the equity method of accounting. No quoted market prices are available for these securities. At June 30, 2000, the Company held investments in Chromagen, Inc. and Stamet, Inc. securities.

        14
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 5:
Leases

     The Company occupies certain facilities and operates a portion of its transportation equipment under long-term leases. Future minimum rental payments required under non-cancelable operating leases having lease terms in excess of one year are:

                                                 For the years ending June 30,
                                  ------------------------------------------------------------------------
                                  2002                                                          $1,056,100
                                  2003                                                             942,890
                                  2004                                                             824,450
                                  2005                                                             617,360
                                  2006                                                             447,800
                                  Thereafter                                                       505,980
                                                                                                ----------
                                             Total minimum lease payments                       $4,394,580
                                                                                                ----------
                                       Total rental expense under operating leases was $1,234,432 in 2001,
                                  $1,271,332
                                  in 2000, and $1,186,796 in 1999.

--------------------------------------------------------------------------------

NOTE 6:
Industrial
Revenue
Bond

     In fiscal 2000, the Company issued $6,000,000 in tax exempt Industrial Revenue Bonds ("IRB") through the Gainesville and Hall County Development Authority, in the State of Georgia. Interest on the bonds, (3.2% at June 30, 2001), varies weekly based upon the tax-exempt interest rate in the current bond market. In fiscal 2001 the weighted average interest rate for the IRB was 4.0%. The bonds are secured by a bank standby letter of credit that is guaranteed by the Company, collateralized by the assets of the facility to be constructed and subject to certain restrictive covenants. At June 30, 2001, the Company was in compliance with all financial covenants under the debt agreement. The bonds have a mandatory redemption beginning July 2003 through 2020, with the first 4 years redemption at $200,000 per year, then $300,000 the next six years. The Company, at its option, may retire all or a portion of the bonds at anytime without penalty. At June 30, 2001, the Bond Trustee held non-appropriated funds of $1,962,598 that are restricted for construction of the new plant.

--------------------------------------------------------------------------------

NOTE 7:
Contingent Liabilities

     In the normal course of business, the Company and certain of its subsidiaries are defendants in various lawsuits. After consultation with counsel, management is of the opinion that these various lawsuits, individually or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.

--------------------------------------------------------------------------------

NOTE 8:
Retirement Plans

     The Company maintains retirement and pension plans for certain eligible employees. The Company's contribution to the plans are based on matching voluntary employee contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 2001, 2000 and 1999 the defined contribution plan expenses were $227,665, $221,190, and $180,138, respectively. The Company sponsors a 401(k) plan for all eligible employees of the Company and contributes a certain percentage for every dollar that the employee contributes to their 401(k) account. Company contributions to the 401(k) plan for fiscals 2001 and 2000 were $80,957 and $36,946, respectively.

        15
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

     The Company has two Defined Benefit Pension Plans ("DBPP") that are being terminated. Employees will receive either a lump sum cash distribution or the DBPP will purchase a fully funded monthly annuity from an insurance company for the employee. The difference between the assets within the DBPP and the termination liability at June 30, 2001 is an expense of approximately $274,000 and is reflected in cost of sales and general and administrative expenses in the income statement.

--------------------------------------------------------------------------------

NOTE 9:
Stock Options

     Under the Company's 1992 Stock Option Plan ("1992 Plan") the Company can grant to key employees options to purchase the Company's common stock at not less than the fair market value of such shares on the date such option is granted, except that if the employee owns shares of the Company representing more than 10% of its total voting power, then the price shall not be less than 110% of the fair market value of such shares on the date such option is granted.
     No option may be granted under the 1992 Stock Option Plan after December 31, 2001. Options to purchase shares expire five years after the date of grant and become exercisable on a cumulative basis at 25% each year, commencing with the second year.

     Stock option activity under the 1992 Plan was as follows:

                                                                                       Weighted                Weighted
                                                                                        Average                 Average
                                                                           Number      Exercise     Options    Exercise
                                                                          of Shares      Price    Exercisable    Price
                                  --------------------------------------------------------------------------------------
                                  Outstanding at July 1, 1998                 18,000      $29.64       11,250     $28.96
                                    Exercised                                   (900)     $25.38
                                                                         -----------
                                  Outstanding at June 30, 1999                17,100      $29.87       14,850     $29.38
                                    Exercised                                (11,100)     $27.85
                                                                         -----------
                                  Outstanding at June 30, 2000                 6,000      $33.60        6,000     $33.60
                                    Exercised                                 (3,000)     $35.20
                                    Expired                                   (3,000)
                                                                         -----------
                                  Outstanding at June 30, 2001                    --

                           At June 30, 2001, there were no outstanding options
                      and there are 25,000 shares remaining available for future grant.
                           No expense has been charged to income relating to
                      stock options. If the fair value method of accounting for stock options prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation" had been used, the expense relating to the stock options would have been no expense in fiscal 2001, $6,836 in fiscal 2000 and $13,673 for fiscal 1999. Pro forma net income (loss) would have been $6,046,899 in fiscal 2000 and $(856,228) in fiscal 1999.
                      Pro forma diluted earnings (loss) per share in fiscals 2000 and 1999 would have been $5.49 and $(0.76), respectively, rather than the $5.50 and $(0.75) reported earnings (loss) per share.

                           Scope Products, Inc. ("SPI"), is a wholly owned
                      subsidiary of the Company and has its own Incentive and Non-Qualified Stock Option Plan for key employees of the Company. The plan may award grants in the form of incentive stock options or non-qualified stock options. Grants are made at the discretion of the Board of Directors. The options vest ratably over a seven-year period, beginning with 15% after the first year and 15% each year until the final year when the last 10% vests. The options expire seven years after date of grant. The Board of Directors

        16
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                      determines the option price that it believes is equal to the fair market value of the SPI common stock. The Company has reserved one million shares (10%) of SPI common stock for issuance pursuant to options granted under the plan.

                           Stock option activity under the SPI plan was as
                      follows:

                                                                                       Weighted                Weighted
                                                                                        Average                 Average
                                                                           Number      Exercise     Options    Exercise
                                                                          of Shares      Price    Exercisable    Price
                                  --------------------------------------------------------------------------------------
                                  Outstanding at June 30, 1999                    --
                                    Granted                                  757,500       $5.00
                                                                         -----------
                                  Outstanding at June 30, 2000               757,500       $5.00            0
                                    Granted                                    5,000       $5.00
                                    Terminated                               (45,000)      $5.00
                                                                         -----------
                                  Outstanding at June 30, 2001               717,500       $5.00      210,375      $5.00

                           No expense has been charged to income relating to the
                      SPI stock options granted. If the fair value method of accounting for stock options prescribed by SFAS No. 123 had been used, the expense relating to the stock options would have been $138,198 in fiscal 2001, $133,834 in fiscal 2000 and no expense in fiscal 1999. Pro forma net
                      (loss) income would have been $(4,267,489) in fiscal 2001, and $5,968,440 in fiscal 2000. Pro forma diluted (loss) earnings per share in fiscals 2001 and 2000 would have been $(4.12) and $5.42, respectively, rather than the $(4.03) and $5.50 reported (loss) earnings per share.

--------------------------------------------------------------------------------

NOTE 10:
Income Taxes

     The components of the provision for income taxes are:

                                     For the years ended June 30,         2001           2000         1999
                                  ---------------------------------------------------------------------------
                                  Current:
                                  Federal                              $(2,247,000)   $3,143,545    $  99,839
                                  State                                     64,000       242,315       85,161
                                                                       -----------    ----------    ---------
                                                                        (2,183,000)    3,385,860      185,000
                                                                       -----------    ----------    ---------
                                  Deferred:
                                  Federal                                  193,000        60,405     (404,839)
                                  State                                     15,000        (1,265)     (30,161)
                                                                       -----------    ----------    ---------
                                                                           208,000        59,140     (435,000)
                                                                       -----------    ----------    ---------
                                             Total provision           $(1,975,000)   $3,445,000    $(250,000)
                                                                       -----------    ----------    ---------

        17
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                           Reconciliation of the provision for income taxes
                      computed at the U.S. Federal statutory income tax rate to the reported provision is:

                                     For the years ended June 30,         2001           2000         1999
                                  ---------------------------------------------------------------------------
                                  U.S. Federal statutory income tax    $(2,091,000)   $3,229,500    $(371,469)
                                  State income taxes, net of Federal
                                    tax benefit                             52,100       160,800       36,300
                                  Taxes on income not recognized on
                                    books                                   99,000       115,400       88,609
                                  Other                                    (35,100)      (60,700)      (3,440)
                                                                       -----------    ----------    ---------
                                             Total provision           $(1,975,000)   $3,445,000    $(250,000)
                                                                       -----------    ----------    ---------

                           The major components of the deferred income tax
                      assets and liabilities are:

                                            At June 30,                2001           2000           1999
                                  ---------------------------------------------------------------------------
                                  Depreciation                      $  (215,000)   $  (664,000)   $(1,505,000)
                                  Income not currently taxable         (748,000)      (442,000)      (470,000)
                                  Unrealized gain on investments       (278,000)    (1,738,000)    (1,675,000)
                                  Other                                 (30,000)      (594,600)      (108,160)
                                                                    -----------    -----------    -----------
                                             Total deferred income
                                               tax liabilities       (1,271,000)    (3,438,600)    (3,758,160)
                                                                    -----------    -----------    -----------
                                  Expenses not currently
                                    deductible                        1,778,000      2,146,900      2,500,000
                                  Recognized losses not currently
                                    deductible                          668,000        714,400        885,000
                                                                    -----------    -----------    -----------
                                             Total deferred income
                                               tax assets             2,446,000      2,861,300      3,385,000
                                                                    -----------    -----------    -----------
                                    Net deferred income tax asset
                                       (liability)                  $ 1,175,000    $  (577,300)   $  (373,160)
                                                                    -----------    -----------    -----------

                           In addition to the recognized deferred income tax
                      benefits and liabilities, an additional unrecognized income tax benefit of approximately $3.7 million is available to the Company in subsequent operating periods resulting from tax deductions for tax goodwill amortization of approximately $10.8 million. In subsequent periods, the income tax benefit realized from tax goodwill amortization will first reduce the carrying value of collection routes and contracts until fully amortized, and secondly will reduce income tax expense. The deduction for tax goodwill amortization will be available ratably over the next ten years.

--------------------------------------------------------------------------------

        18
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 11:
Other
Comprehensive
Income

     Other comprehensive (loss) income consists of:

                                                                      Amount       Income Tax       Amount
                                                                      Before        (Expense)       Net of
                                                                      Taxes          Benefit         Taxes
                                  ---------------------------------------------------------------------------
                                  For the year ended June 30,
                                    2001
                                  Unrealized holding losses
                                    arising during the year        $ (3,934,156)   $ 1,419,744    $(2,514,412)
                                  Reclassification adjustment          (352,160)       123,256       (228,904)
                                                                   ------------    -----------    -----------
                                  Other comprehensive loss         $ (4,286,316)   $ 1,543,000    $(2,743,316)
                                  For the year ended June 30,
                                    2000
                                  Unrealized holding gains
                                    arising during the year        $ 11,018,540    $(3,710,205)   $ 7,308,335
                                  Reclassification adjustment       (10,186,300)     3,565,205     (6,621,095)
                                                                   ------------    -----------    -----------
                                  Other comprehensive income       $    832,240    $  (145,000)   $   687,240
                                  For the year ended June 30,
                                    1999
                                  Unrealized holding losses
                                    arising during the year        $ (8,463,284)   $ 3,301,135    $(5,162,149)
                                  Reclassification adjustment           288,957       (101,135)       187,822
                                                                   ------------    -----------    -----------
                                  Other comprehensive loss         $ (8,174,327)   $ 3,200,000    $(4,974,327)

        19
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

NOTE 12:
Business
Segment
Data

     The Company's current operations are conducted through two primary business segments.

Waste Material Recycling
     The Company owns and operates 14 plants nationwide in which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The Company also owns and operates one plant in which bakery waste material is processed and converted into edible breadcrumbs. The principal customers are pre-packaged and restaurant supply food processors. This business segment depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

Vocational School Group
     The Company owns and operates 12 beauty schools in California and Nevada in which cosmetology and manicuring are taught to students who pay tuition. Vocational programs and Federal grants and loan programs are also utilized for the students' tuition. In addition, the public patronizes the schools for hair styling and other cosmetology services that are performed by the students under supervision of the instructors.

                                    For the years ended June 30,       2001           2000           1999
                                  ---------------------------------------------------------------------------
                                  Operating Sales and Revenues:
                                  Waste Material Recycling          $54,112,493    $58,220,688    $27,015,153
                                  Vocational School Group             5,107,924      5,048,224      4,817,939
                                  Other                                 465,577        639,482        231,529
                                                                    -----------    -----------    -----------
                                                                    $59,685,994    $63,908,394    $32,064,621
                                                                    -----------    -----------    -----------

                           One customer represented 25%, 18% and 19% of product
                      revenues for the Waste Material Recycling segment for the years ended 2001, 2000 and 1999, respectively. The Company does not believe that the loss of this customer or any other single customer would have a material adverse effect on the Company since the commodity product is readily marketable.

        20
        __

Notes to Consolidated Financial Statements
--------------------------------------------------

--------------------------------------------------------------------------------

                                      For the years ended June 30,         2001          2000          1999
                                  -----------------------------------------------------------------------------
                                  Operating (Loss) Income before
                                    Income Taxes:
                                  Waste Material Recycling              $(4,833,466)  $(3,899,819)  $(2,687,279)
                                  Vocational School Group                    (9,997)      (22,466)       53,635
                                  Other                                      78,850       141,939       (97,586)
                                                                        -----------   -----------   -----------
                                                                         (4,764,613)   (3,780,346)   (2,731,230)
                                  Corporate expenses                     (1,995,754)   (1,616,651)   (1,490,506)
                                  Investment and other income               611,686    14,895,732     3,129,181
                                                                        -----------   -----------   -----------
                                  (Loss) income before income taxes     $(6,148,681)  $ 9,498,735   $(1,092,555)
                                                                        -----------   -----------   -----------

                                  Identifiable Assets:
                                  Waste Material Recycling              $39,584,111   $42,685,714   $38,197,182
                                  Vocational School Group                 1,618,016     1,711,413     1,698,573
                                  Other                                     228,270       367,560       506,849
                                  Corporate                              29,562,751    38,017,346    32,054,402
                                                                        -----------   -----------   -----------
                                                                        $70,993,148   $82,782,033   $72,457,006
                                                                        -----------   -----------   -----------
                                  Depreciation and Amortization:
                                  Waste Material Recycling              $ 6,717,493   $ 6,203,305   $ 2,739,645
                                  Vocational School Group                   226,664       214,583       208,055
                                  Other                                     139,289       139,289       135,564
                                  Corporate                                  34,262        27,426        10,934
                                                                        -----------   -----------   -----------
                                                                        $ 7,117,708   $ 6,584,603   $ 3,094,198
                                                                        -----------   -----------   -----------
                                  Capital Expenditures:
                                  Waste Material Recycling              $ 9,429,531   $ 6,069,997   $ 3,889,838
                                  Vocational School Group                    76,672       226,041       225,033
                                  Other                                          --            --        36,624
                                  Corporate                                 139,807       143,616         4,339
                                                                        -----------   -----------   -----------
                                                                        $ 9,646,010   $ 6,439,654   $ 4,155,834
                                                                        -----------   -----------   -----------

Corporate Information
--------------------------

Directors                                     Officers                                            Independent Auditors
  Babette Heimbuch                            Meyer Luskin                                        Deloitte & Touche LLP
  President & CEO                             Chairman, President and                             Los Angeles, California
  First Federal Bank                          Chief Executive Officer
  Of California                                                                                   Transfer Agent and
                                              Eric M. Iwafuchi                                    Registrar
  Robert Henigson                             Vice President and Chief                            Computershare Investor
  Investor                                    Financial Officer                                   Services
                                                                                                  Denver, Colorado
  Meyer Luskin                                Eleanor R. Smith                                    Securities Listed
                                              Vice President, Secretary                           American Stock Exchange
  William H. Mannon                           and Controller
  Retired Officer of
  Scope Industries
  Franklin Redlich
  Retired

                                      2001

                            [SCOPE INDUSTRIES LOGO]

                        233 WILSHIRE BOULEVARD, SUITE 310
                             SANTA MONICA, CA 90401