Form 10-K, Exhibit 13
period 2002-06-30
SCOPE INDUSTRIES
filed 2002-09-26
CIK 87864

                                     SCOPE
                                   INDUSTRIES
                                      2002

                                      65TH
                                     ANNUAL
                                     REPORT

                                  [SCOPE LOGO]

Financial Highlights

For the years ended June 30,                                 2002           2001           2000
---------------------------------------------------------------------------------------------------

Operating sales and revenues                              $63,197,939    $59,685,994    $63,908,394

Investment and other income                                19,920,009        611,686     14,895,732

Net income (loss)                                         $11,085,017    $(4,173,681)   $ 6,053,735

Net income (loss) per share -- Basic                      $     10.77    $     (4.03)   $      5.51
Net income (loss) per share -- Diluted                    $     10.77    $     (4.03)   $      5.50

Average shares outstanding -- Basic                         1,029,267      1,034,821      1,098,521
Average shares outstanding -- Diluted                       1,029,267      1,034,821      1,100,602

Five-Year Review -- Selected Financial Data

For the years ended June 30,             2002          2001          2000          1999          1998
---------------------------------------------------------------------------------------------------------
OPERATIONS

Operating Sales and Revenues          $63,197,939   $59,685,994   $63,908,394   $32,064,621   $25,045,272
                                      -----------   -----------   -----------   -----------   -----------

Operating Cost and Expenses:
Cost of sales and operating expenses   50,060,257    50,709,560    53,390,681    27,757,627    18,065,034
Depreciation and amortization           7,475,790     7,117,708     6,584,603     3,094,198     2,024,722
General and administrative              8,358,884     8,619,093     9,330,107     5,434,532     4,056,536
                                      -----------   -----------   -----------   -----------   -----------
                                       65,894,931    66,446,361    69,305,391    36,286,357    24,146,292
                                      -----------   -----------   -----------   -----------   -----------
                                       (2,696,992)   (6,760,367)   (5,396,997)   (4,221,736)      898,980
Investment and other income            19,920,009       611,686    14,895,732     3,129,181    25,344,817
                                      -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes      17,223,017    (6,148,681)    9,498,735    (1,092,555)   26,243,797
Provision (benefit) for income taxes    6,138,000    (1,975,000)    3,445,000      (250,000)   10,180,000
                                      -----------   -----------   -----------   -----------   -----------
           Net income (loss)          $11,085,017   $(4,173,681)  $ 6,053,735   $  (842,555)  $16,063,797
                                      ===========   ===========   ===========   ===========   ===========

Net income (loss) per share -- Basic  $     10.77   $     (4.03)  $      5.51   $     (0.75)  $     14.10

Net income (loss) per
  share -- Diluted                    $     10.77   $     (4.03)  $      5.50   $     (0.75)  $     13.98

FINANCIAL PERFORMANCE
Net income (loss) as a percent of
  revenues                                 17.54%       (6.99)%         9.47%       (2.63)%        64.14%
Cash dividend per share               $      1.00   $      1.00   $      1.00   $      1.00   $      1.25
Capital expenditures                  $12,562,888   $ 9,646,010   $ 6,439,654   $ 4,155,834   $ 2,649,478

FINANCIAL POSITION
Total assets                          $80,735,469   $70,993,148   $82,782,033   $72,457,006   $78,380,114
Shareowners' equity                   $65,093,039   $57,069,593   $66,442,847   $63,615,728   $71,154,072
Equity per share at end of year       $     63.24   $     55.45   $     62.63   $     57.08   $     63.37
Shares outstanding at end of year       1,029,267     1,029,267     1,060,867     1,114,467     1,122,842

President's Report to the Shareholders

--------------------------------------------------------------------------------

     It has been my practice, or a quirk, to characterize or summarize our past year with a metaphorical phrase, or with a short sentence. However, none come to mind and so the question must be asked, what's wanting -- the phrase or the mind. Thus, we will march down the line noting the year's significant developments point by point.

     Undoubtedly, the most important event was the sale of most of our holdings in OSI Systems, Inc. (OSI). This decision resulted in a profit of over $20 million. Our reasoning was not that we thought OSI's future was limited, quite the contrary, we believe its future is better than ever. Our reason for the sale was that we thought the market price (at the time of sale) had substantially exceeded its then value. We continue to believe in OSI's management and future and will consider reinvesting at the appropriate time. Not only didn't we get caught in the "bubble" but we had a wonderful ride with OSI.

     The largest project that we initiated has been completed, and it appears to be a timely and successful one. This project was the building of a plant in the Atlanta, Georgia area, double the normal size, to replace two old and inefficient facilities. The new plant will produce a product with a significantly lower unit cost and have capacity for far greater volume.

     At our Los Angeles plant we replaced our thermal oxidizer, environmentally necessary equipment, with a new and updated design resulting in significant energy cost savings. It is our plan to further upgrade the Los Angeles facility for additional energy savings and to improve our environmental compliance position.

     An important development during this past fiscal year was our decision to build a new plant in Dallas, Texas. This new plant, which we plan to start operating before the end of 2003, will greatly reduce our plant operating costs and add substantial capacity. Furthermore, we are planning a new facility in New Jersey to replace our existing plant in Carteret, New Jersey. Several sites are being evaluated and we expect to close on one of them within ninety days.

     Another development, which was finalized in July of this new fiscal year, was the purchase of the assets and business of the California division of Feed Commodities. Consequently, we are now operating plants in Stockton and Ontario, California in addition to Los Angeles, and have closed our San Jose, California plant and our depots in Fresno and Lodi, California.

     An important evolvement of the food waste recycling business has been the substantial increase in corn prices since our fiscal year-end. Certainly, we're not making any forecast of future corn prices, but if the current range of prices prevails during this new year we will have a major earnings increase. Investment in more efficient equipment continues, in addition to training and upgrading our most important asset -- our people, your employees. The negatives at this time are the huge increases of insurance costs and the dwindling but remaining raw material accounts that are overpriced.

     Marinello Schools of Beauty had a much improved year with a significant increase in earnings. A new school in Henderson, Nevada was opened and it appears to be off to a good start. Our management is expecting another improved year.

     Our oil and gas income was steady; however, we're down to a few remaining leases. The likelihood is that we shall either sell our remaining holdings or accept the natural depletion of the existing producing wells. In either event the overall impact will not be significant.

     We wish to thank all of our customers, vendors and shareowners for their support and trust, and, last but most, we thank our hard working and dedicated employees.

Respectfully yours,

/s/ Meyer Luskin

Meyer Luskin
Chairman of the Board,
President and Chief Executive Officer

Unaudited Quarterly Financial Data

                                 First         Second          Third         Fourth
                                Quarter        Quarter        Quarter        Quarter         Year
-----------------------------------------------------------------------------------------------------
2002
Operating sales and revenue   $16,683,973    $16,358,404    $14,737,337    $15,418,225    $63,197,939
Gross profit                    2,824,269      2,508,148      1,108,820      1,598,557      8,039,794
                              -----------    -----------    -----------    -----------    -----------
Net income (loss)             $   921,907    $  (182,569)   $11,120,480    $  (774,801)   $11,085,017
                              ===========    ===========    ===========    ===========    ===========
Net income (loss)
  per share -- Diluted        $      0.90    $     (0.18)   $     10.80    $     (0.75)   $     10.77
                              ===========    ===========    ===========    ===========    ===========
2001
Operating sales and revenue   $14,217,589    $14,912,894    $15,151,885    $15,403,626    $59,685,994
Gross profit                      635,763        550,335      1,180,959      1,849,585      4,216,642
                              -----------    -----------    -----------    -----------    -----------
Net (loss)                    $(1,038,711)   $(1,125,505)   $  (795,743)   $(1,213,722)   $(4,173,681)
                              ===========    ===========    ===========    ===========    ===========
Net (loss)
  per share -- Diluted        $     (0.99)   $     (1.09)   $     (0.77)   $     (1.18)   $     (4.03)
                              ===========    ===========    ===========    ===========    ===========

Market Price Range

Scope Industries Common Stock

                                                           2002                        2001
                                                   --------------------        --------------------
                                                    High          Low           High          Low
---------------------------------------------------------------------------------------------------

1st Quarter                                        $52.00        $41.00        $55.00        $41.00

2nd Quarter                                        $59.00        $45.25        $48.75        $39.50

3rd Quarter                                        $64.75        $53.00        $45.00        $41.25

4th Quarter                                        $67.50        $60.50        $42.45        $40.25

     Cash dividends of $1.00 were paid during each of the years ended June 30, 2002 and 2001, respectively.

     There were 77 shareowners of record of common stock at August 31, 2002.

Management's Discussion and Analysis of
Results of Operations and Financial Condition
------------------------------------------------------

--------------------------------------------------------------------------------

Review of Consolidated Results of Operations --
Current Year Review: 2002 compared with 2001
     The Company recorded net income of $11,085,017 in fiscal 2002 compared to a net loss of $(4,173,681) in the prior year. The pre-tax loss before Investment and other income was $(2,696,992) in fiscal 2002 compared to a pre-tax loss of $(6,760,367) in the prior year. Investment and other income for fiscal 2002 was $19,920,009 compared to income of $611,686 in the prior year. Net income per share in fiscal 2002 was $10.77 compared to a net loss per share of $(4.03) per share in the prior year.
     Total revenues for fiscal 2002 were 6% higher than the prior year revenues primarily due to higher average selling prices in the Waste Material Recycling business segment and increased student enrollment in Vocational schools. Waste Material Recycling operating cost decreased from the prior year due to lower raw material costs and production efficiencies that were partially offset by continued increases in employee insurance benefits, general liability, property and fleet insurance costs. Waste Material Recycling sales of dried bakery products represented 90% of fiscal 2002 and 91% of fiscal 2001 Company revenues. Dried bakery product sales tonnage decreased slightly over the prior year but was positively impacted by a 6% average increase in sales prices from the prior year due primarily to higher average corn prices throughout fiscal 2002. Corn prices have remained well below the 20-year average price of $2.41 per bushel, averaging $1.94 in fiscal 2002 and $1.80 in fiscal 2001, as a result of continued record corn crops. Waste Material Recycling production costs were 3% lower per ton produced in fiscal 2002 than in the prior year in spite of increased insurance costs. In fiscal 2002 the Vocational School segment revenues increased 21% and represented 10% of the Company's revenues compared to 9% in the prior year. The increase in revenues is primarily the result of increased student enrollment at its schools. Vocational Schools were profitable in fiscal 2002 compared to a small loss in the prior year.
     Depreciation and amortization increased $358,082, or 5% in fiscal 2002 over the prior year due primarily to the increase in fixed assets acquired and placed into service. General and administrative expenses in fiscal 2002 decreased $260,209, or 3% from the prior year due primarily to cost control.
     Investment and other income increased $19,308,323 in fiscal 2002, over the prior year. In fiscal 2002, the Company sold the majority of its holdings of OSI Systems Inc. securities for a gain of $21,080,990. In fiscal 2002, the Company sold two vacant facilities for a net gain of $624,353 and in fiscal 2001 sold property for a net gain of $768,640; both gains were partially offset by losses on the disposition of various assets. Interest income decreased 67% in fiscal 2002 over the prior year primarily due to lower interest rates, offset by interest expense from the Industrial Revenue Bond. Included in Investment and other income are investment losses of $(409,425) in fiscal 2002 and $(116,847) in fiscal 2001 from the equity method of accounting for an investment acquired in 2001. The Company in fiscal 2002 had unrealized losses of $(1,343,430) on securities whose decline in value was deemed to be other than temporary.
     The provision for income taxes in fiscal 2002 was 36% of the pre-tax income. As a result of the loss incurred in fiscal 2001, an income tax benefit of 32% of the pre-tax loss was utilized through the availability of tax loss carry-backs.

Prior Year Review: 2001 compared with 2000
     The Company recorded a net loss of $(4,173,681) in fiscal 2001 compared to a net income of $6,053,735 in the prior year. The pre-tax loss before Investment and other income was $(6,760,367) in fiscal 2001 compared to a pre-tax loss of $(5,396,997) in the prior year. Investment and other income for fiscal 2001 was $611,686 compared to income of $14,895,732 in the prior year. Net loss per share in fiscal 2001 was $(4.03) compared to a net income of $5.50 per fully diluted share in the prior year.
     Total revenues for fiscal 2001 were 7% lower than the prior year revenues primarily due to lower average selling prices in the Waste Material Recycling business segment. Vocational school revenues were up slightly (1%) over fiscal 2000 revenues. Negatively impacting the Waste Material Recycling segment operations this fiscal year were increased costs that included; employee health insurance benefits, general liability and property and workers compensation insurance. Transportation expenses increased during the year due to higher diesel fuel and fleet insurance costs. Electrical and natural gas costs also increased due to the higher utility rates this year compared to last year. In addition, the Company expensed approximately $274,000 in costs associated with the termination of two Defined Benefit Pension Plans. Waste Material Recycling sales of dried bakery products represented 91% of fiscal 2001 and 2000 Company revenues. Dried bakery product sales tonnage increased slightly over the prior year but was negatively impacted by an 8% average decrease in sales prices from the prior year due primarily to record low corn prices throughout fiscal 2001. Corn prices have remained well below the 20-year average price of $2.44 per bushel, averaging $1.80 in fiscal 2001 and $1.90 in fiscal 2000, as a result of continued record corn crops. Waste Material Recycling operating costs were 5% lower per ton produced in fiscal 2001 than in the prior year in spite of increased energy and transportation costs. In fiscal 2001 the Vocational School segment revenues were up slightly and represented 9% of the Company's revenues compared to 8% in the prior year. Vocational School operating costs were also up slightly in fiscal 2001 over the prior year resulting in a small loss.
     Depreciation and amortization increased $553,105, or 8% in fiscal 2001 over the prior year due primarily to the increase in fixed assets acquired and placed into service. General and administrative expenses in fiscal 2001 decreased $711,014, or 8% in fiscal 2001 over the prior year primarily due to the closing of the IPC administrative office in Georgia.
     Investment and other income decreased $14,284,046 in fiscal 2001, over the prior year. In fiscal 2001, the Company sold some investment securities for a gain of $352,160 and vacant land for a gain of 768,640 that was offset by losses on the disposition of assets. A loss of $(1,021,832) from impairment of long-term assets was recognized due to the planned closure and sale of two processing plants in the State of Georgia. Interest income increased 31% in fiscal 2001 over the prior year, offset by increased interest expense from the Industrial Revenue Bond. In fiscal 2000, the Company sold its Emission Reduction Credits for a gain of $3,727,000 and a portion of the stockholdings of OSI Systems, Inc., was sold at a gain resulting in total investment and other income of $14,895,732. Included in Investment and other income are net investment losses of $(116,847) reflected from the equity method of accounting for an investment acquired in fiscal 2001. A net investment loss of $(423,800) was recognized in fiscal 2000.
     As a result of the loss incurred in fiscal 2001, an income tax benefit of 32% of the pre-tax loss was utilized through the availability of tax loss carry-backs and loss carry-forwards. The provision for income taxes in fiscal 2000 was 36% of pre-tax income.

Liquidity and Capital Resources
     We have used our cash principally to fund capital improvements, pay cash dividends, retire common stock, acquire new investments and for general working capital requirements. We funded our cash requirements from sales of investment securities, cash flows from operations, proceeds from the industrial revenue bond and the proceeds from the maturing of U.S. Treasury securities.
     The Company's capital expenditures were $12,562,888 in 2002 and $9,646,010 in 2001. Capital spending for the Waste Material Recycling segment represented 97% of the Company's total capital expenditures in 2002 and 98% in 2001. The new bakery waste recycling facility near Atlanta, GA placed into operation this current year was partly financed through the issuance of $6,000,000 in tax-exempt Industrial Revenue Bonds ("IRB"), the Company's only indebtedness at June 30, 2002 and 2001. The Company financed this project due to the availability of the low interest rate bonds. The effective interest rate during the current year for the IRB was approximately 3.05% compared to 4.89% in the prior year. Vehicle replacements, processing equipment automation and refurbishing are continuously being made at all processing facilities to maintain efficient operations and reduce the cost of production for the bakery recycling business.
     In the Vocational School Group a new school facility in Nevada opened in fiscal year 2002. A direct relationship between school improvements and increased enrollment has been evident in past school refurbishing projects. Although no assurances can be given, positive returns on the planned investments are expected.
     The Company believes its cash flow from operations, cash on hand and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 2003 without incurring additional debt, however, the Company does not rule out financing options that would be beneficial to the Company.

Quantitative and Qualitative Disclosures about Market Risk
     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our outstanding debt instrument. Our risk associated with fluctuating interest expense is limited, being closely tied to market rates for tax-exempt municipal bonds and the rating of the bank whose standby letter of credit secures the debt. Under our current policy, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We insure the safety and preservation of our invested principal funds by limiting market risk and reinvestment risk, investing primarily in government treasury bills and investment grade securities maturing between six months to one year. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at June 30, 2002 or June 30, 2001. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

Shareowners' Equity
     At June 30, 2002, shareowners' equity includes net accumulated unrealized holding gains on investments, net of deferred income taxes totaling $317,315. Accumulated unrealized holding gains on investments, net of deferred income taxes, were $2,349,619 at June 30, 2001 and $5,092,935 at June 30, 2000. The
accumulated unrealized holding gains are primarily from our investment in OSI Systems, Inc. common stock holdings. These unrealized gains are not reflected in net income or loss. Changes in the unrealized gains are reported as Other Comprehensive Income or Loss as set forth in Statement of Financial Accounting Standards No. 130.
     For the year ended June 30, 2001 the Company purchased and retired a total of 34,600 of its shares (3%) at a cost of $1,532,290. Funds for the purchase of these shares were available from existing cash and from operating and investing cash flows.
     The Company does not contemplate raising capital by issuing additional common shares in the future.

New Accounting Standards:
     The Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") issued SFAS No. 141, "Business Combinations", which establishes accounting and reporting standards to reflect only the purchase method of accounting when business combinations occur.
     The Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", which the Company adopted on July 1, 2001. The statement establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 did not have a material impact on the Company's financial statements.

Events Subsequent to Year-End
     Subsequent to fiscal year end June 30, 2002, the Company redeemed its outstanding $6,000,000 Industrial Revenue Bonds due to restrictions on capital spending requirements for maintaining its tax-exempt status. The Company borrowed $5,400,000 from its bank on a 5-year note, collateralized by investment assets, to help finance the redemption payment of the IRB. The Company also borrowed $2,000,000 from its bank unsecured short-term credit line to help finance the $3,500,000 purchase of certain assets and the routes and contracts from a bakery waste material recycler with two plants in California.

Forward Looking Information: Certain Cautionary Statements
     Certain statements included in this Management's Discussion and Analysis of Operations and Financial Condition and included elsewhere in this Annual Report that are not related to historical results are forward looking statements. Actual results may differ materially from those stated or implied in the forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Potential risk and uncertainties include, but are not limited to, general business conditions, unusual volatility in equity and interest rate markets, and in competing commodity markets, disruptions in the availability or pricing of raw materials, transportation difficulties, changing governmental educational aid policies, or disruption of operations due to unavailability of fuels or from acts of God.

Independent Auditors' Report

--------------------------------------------------------------------------------
Board of Directors and Shareowners
Scope Industries
Santa Monica, California

     We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries ("the Company") as of June 30, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California
August 30, 2002

Consolidated Statements of Operations

                For the years ended June 30,                     2002          2001          2000
-----------------------------------------------------------------------------------------------------
Operating Sales and Revenues:
Sales                                                         $57,020,985   $54,578,070   $58,860,170
Vocational school revenues                                      6,176,954     5,107,924     5,048,224
                                                              -----------   -----------   -----------
                                                               63,197,939    59,685,994    63,908,394
                                                              -----------   -----------   -----------
Operating Costs and Expenses:
Cost of sales                                                  45,473,517    46,749,815    49,640,186
Vocational school expenses                                      4,586,740     3,959,745     3,750,495
Depreciation and amortization                                   7,475,790     7,117,708     6,584,603
General and administrative                                      8,358,884     8,619,093     9,330,107
                                                              -----------   -----------   -----------
                                                               65,894,931    66,446,361    69,305,391
                                                              -----------   -----------   -----------
                                                               (2,696,992)   (6,760,367)   (5,396,997)
Investment and other income                                    19,920,009       611,686    14,895,732
                                                              -----------   -----------   -----------
           Income (loss) before income taxes                   17,223,017    (6,148,681)    9,498,735
Provision (benefit) for income taxes                            6,138,000    (1,975,000)    3,445,000
                                                              -----------   -----------   -----------
           Net Income (Loss)                                  $11,085,017   $(4,173,681)  $ 6,053,735
                                                              ===========   ===========   ===========
Net Income (Loss) Per Share -- Basic                          $     10.77   $     (4.03)  $      5.51
Net Income (Loss) Per Share -- Diluted                        $     10.77   $     (4.03)  $      5.50
Average shares outstanding -- Basic                             1,029,267     1,034,821     1,098,521
Dilutive effect of stock options                                       --            --         2,081
                                                              -----------   -----------   -----------
Average shares outstanding -- Diluted                           1,029,267     1,034,821     1,100,602

The accompanying notes are an integral part of these consolidated statements.

Consolidated Balance Sheets

June 30,                                                          2002           2001
----------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                     $ 7,023,393    $   563,234
Treasury securities (par value $14,508,000 at June 30, 2002
  and $10,000,000 at June 30, 2001)                            14,522,074      9,926,527
Accounts and notes receivable, less allowance for doubtful
  accounts of $646,285 at June 30, 2002 and $691,283 at June
  30, 2001                                                      4,319,091      3,870,559
Income taxes receivable                                                --      1,645,253
Inventories                                                       792,561        874,446
Deferred income taxes                                             827,000        944,000
Prepaid expenses and other current assets                       1,415,388      2,387,804
                                                              -----------    -----------
  Total current assets                                         28,899,507     20,211,823
                                                              -----------    -----------
Notes Receivable                                                  753,217        594,891
                                                              -----------    -----------
Property and Equipment:
Machinery and equipment                                        49,162,282     42,581,045
Land, buildings and improvements                               20,627,439     17,034,166
                                                              -----------    -----------
                                                               69,789,721     59,615,211
Less accumulated depreciation and amortization                 33,705,132     30,349,635
                                                              -----------    -----------
                                                               36,084,589     29,265,576
                                                              -----------    -----------
Collection Routes and Contracts, less accumulated
  amortization of $7,433,705 at June 30, 2002 and $5,111,973
  at June 30, 2001                                              1,818,588      4,700,326
                                                              -----------    -----------
Other Assets:
Long-term Treasury notes (par value $4,000,000 at June 30,
  2002)                                                         3,968,148             --
Non-appropriated funds (Industrial Revenue Bond)                       --      1,962,598
Deferred charges and other assets                                 460,348        680,969
Deferred income taxes                                             926,000        231,000
Investments available for sale at fair value                    1,053,652      4,871,810
Other equity investments                                        6,771,420      8,474,155
                                                              -----------    -----------
                                                               13,179,568     16,220,532
                                                              -----------    -----------
                                                              $80,735,469    $70,993,148
                                                              ===========    ===========
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Accounts payable                                              $ 5,337,862    $ 4,898,515
Current portion of Industrial Revenue Bond                        600,000             --
Other accrued liabilities                                       2,344,802      1,852,487
Accrued payroll and related employee benefits                   1,187,766      1,572,553
Income taxes payable                                              772,000             --
                                                              -----------    -----------
  Total current liabilities                                    10,242,430      7,923,555
Industrial Revenue Bond                                         5,400,000      6,000,000
                                                              -----------    -----------
                                                               15,642,430     13,923,555
                                                              -----------    -----------
Commitments and Contingent Liabilities
Shareowners' Equity:
Common stock, no par value, 5,000,000 shares authorized;
  shares issued and outstanding at June 30, 2002 and June
  30, 2001 -- 1,029,267                                         4,576,050      4,576,050
Retained earnings                                              60,199,674     50,143,924
Accumulated other comprehensive income                            317,315      2,349,619
                                                              -----------    -----------
                                                               65,093,039     57,069,593
                                                              -----------    -----------
                                                              $80,735,469    $70,993,148
                                                              ===========    ===========

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the years ended June 30,                                          2002           2001           2000
--------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                             $ 11,085,017   $ (4,173,681)  $  6,053,735
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
  Depreciation and amortization                                  5,154,052      4,754,299      4,375,473
  Amortization of contracts and routes                           2,321,738      2,363,409      2,209,130
  (Gain) on sale of Emission Reduction Credits                          --             --     (3,727,000)
  (Gain) on sale of investments                                (21,080,990)      (352,160)   (10,186,300)
  (Gain) loss on sale of property and equipment                   (448,469)      (210,428)       259,013
  Loss on impairment of assets                                          --      1,021,832             --
  Unrealized loss equity investments                             1,752,855             --             --
  Deferred income taxes                                           (477,000)      (208,000)       (59,140)
Changes in operating assets and liabilities:
  Accounts and notes receivable                                   (606,858)       774,946       (130,625)
  Inventories                                                       81,885       (194,114)       319,423
  Prepaid expenses and other current assets                        972,416       (811,567)      (164,782)
  Accounts payable and accrued liabilities                         946,875       (222,851)       884,770
  Income taxes receivable or payable                             2,417,253     (1,963,233)        66,495
  Tax benefit applied to purchase of routes and contracts          560,000        560,000        560,000
  Other assets                                                     220,621         81,191        (26,980)
                                                              ------------   ------------   ------------
Net cash flows from operating activities                         2,899,395      1,419,643        433,212
                                                              ------------   ------------   ------------
Cash Flows From Investing Activities:
Purchase of U.S. Treasury securities                           (29,063,695)   (21,421,504)   (31,088,390)
Maturities of U.S. Treasury securities                          20,500,000     30,335,570     27,100,000
Purchase of property and equipment                             (12,562,888)    (9,646,010)    (6,439,654)
Proceeds from disposition of property and equipment              1,038,292        941,121        163,407
Proceeds from sale of Emission Reduction Credits                        --             --      3,727,000
Purchases of routes and contracts                                       --             --       (617,104)
Issuance of long-term notes receivable                                  --             --       (200,000)
Purchase of investments available for sale                        (195,427)      (178,629)      (815,405)
Purchase of other equity investments                                    --     (6,580,000)            --
Proceeds from disposition of investments available for sale     22,911,151        625,639     11,469,231
Non-appropriated bond proceeds held by Trustee                   1,962,598      3,478,079     (5,440,677)
                                                              ------------   ------------   ------------
Net cash flows from (used in) investing activities               4,590,031     (2,445,734)    (2,141,592)
                                                              ------------   ------------   ------------
Cash Flows From Financing Activities:
Dividends to shareowners                                        (1,029,267)    (1,029,567)    (1,108,867)
Proceeds from stock options exercised                                   --        105,600        309,150
Repurchases of common stock                                             --     (1,532,290)    (3,114,139)
Proceeds from Industrial Revenue Bond financing                         --                     6,000,000
                                                              ------------   ------------   ------------
Net cash (used in) from financing activities                    (1,029,267)    (2,456,257)     2,086,144
                                                              ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents             6,460,159     (3,482,348)       377,764
Cash and cash equivalents at beginning of year                     563,234      4,045,582      3,667,818
                                                              ------------   ------------   ------------
Cash and cash equivalents at end of year                      $  7,023,393   $    563,234   $  4,045,582
                                                              ============   ============   ============
Supplemental Disclosures:
Cash paid during the year for:
  Interest                                                    $    195,277   $    300,088   $      6,340
  Income taxes                                                $  3,631,336   $    120,768   $  3,032,650
Non Cash Investing Transactions:
  Acquired Preferred stock of Stamet, Inc. in exchange for
     cancellation of a note receivable                                                      $    428,800

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Shareowners' Equity

                                                          Common Stock                       Accumulated
                                                     ----------------------                     Other
                                                     Number of                 Retained     Comprehensive
For the years ended June 30, 2002, 2001 and 2000      Shares       Amount      Earnings       Income(1)
---------------------------------------------------------------------------------------------------------
Balance June 30, 1999                                1,114,467   $4,161,300   $55,048,733    $ 4,405,695
Net income                                                                      6,053,735
Cash dividends on common stock, $1.00 per share                                (1,108,867)
Cash purchase of common stock and subsequent
  retirement                                           (64,700)                (3,114,139)
Proceeds from stock options exercised                   11,100      309,150
Net unrealized gain on investments available for
  sale                                                                                           687,240
                                                     ---------   ----------   -----------    -----------
Balance June 30, 2000                                1,060,867    4,470,450    56,879,462      5,092,935
Net (loss)                                                                     (4,173,681)
Cash dividends on common stock, $1.00 per share                                (1,029,567)
Cash purchase of common stock and subsequent
  retirement                                           (34,600)                (1,532,290)
Proceeds from stock options exercised                    3,000      105,600
Net unrealized (loss) on investments available for
  sale                                                                                        (2,743,316)
                                                     ---------   ----------   -----------    -----------
Balance June 30, 2001                                1,029,267    4,576,050    50,143,924      2,349,619
Net income                                                                     11,085,017
Cash dividends on common stock, $1.00 per share                                (1,029,267)
Net unrealized (loss) on investments available for
  sale                                                                                        (2,032,304)
                                                     ---------   ----------   -----------    -----------
Balance June 30, 2002                                1,029,267   $4,576,050   $60,199,674    $   317,315
                                                     =========   ==========   ===========    ===========

(1) Accumulated Other Comprehensive Income is comprised entirely of net unrealized gains on investments available for sale.

Consolidated Statements of Comprehensive Income

For the years ended June 30,                                  2002           2001           2000
---------------------------------------------------------------------------------------------------
Net income (loss)                                          $11,085,017    $(4,173,681)   $6,053,735
Other comprehensive (loss) income, net of tax:
Net unrealized (loss) gain on investments available for
  sale                                                      (2,032,304)    (2,743,316)      687,240
                                                           -----------    -----------    ----------
Comprehensive income (loss)                                $ 9,052,713    $(6,916,997)   $6,740,975
                                                           ===========    ===========    ==========

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

NOTE 1:
Summary of
Accounting
Policies

Principles of Consolidation:
     The consolidated financial statements include the accounts of Scope Industries and its subsidiaries ("the Company"), all of which are wholly owned. All significant inter-company accounts and transactions have been eliminated. Certain prior year balances have been reclassified to conform to the current period presentation.

Use of Estimates:
     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates calculated by management.

Cash Equivalents and Short-term Investments:
     The Company considers all liquid debt instruments to be cash equivalents if the securities mature within 90 days of acquisition. Carrying amounts approximate fair value.

Investments:
     Investments in equity securities with readily determinable market values are classified into categories based on the Company's intent. Investments available for sale are carried at estimated fair value based upon quoted market prices. Unrealized holding gains and losses are excluded from earnings and reported in Accumulated other comprehensive income as a separate component of shareowners' equity until realized. Unrealized losses that are other than temporary are recognized in Investment and other income. Realized gains and losses are determined on the specific identification method and are reflected in Investment and other income. Equity investments in companies in which ownership is at least 20%, but less than a majority of the voting stock, are being accounted for using the equity method with equity adjustments reflected in Investment and other income

Inventories:
     Inventories consist of manufactured finished goods and purchased goods, portions of which are consumed in the various operating activities and portions of which are sold to customers. Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

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

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Revenue Recognition:
     Sales are recorded at contract prices as deliveries are made; shipping charges billed to customers are included within revenues and the related costs are included within the Cost of sales. Tuition revenue is recognized as students complete course hours. Provisions for losses are determined on the basis of loss experience and assessment of prospective risks; resulting adjustments are made to the allowance for losses.

Income Taxes:
     The Company files a consolidated federal income tax return and separate and combined state tax returns with its subsidiaries. The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the consolidated financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Stock-Based Compensation:
     The Company has elected to adopt the disclosure only provisions of the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Accordingly, the Company will continue to account for its stock-based compensation plans under the provisions of Accounting Principles Board Opinion No. 25.

Per Share Information:
     Basic net income or loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the incremental shares to be issued upon the assumed exercise of dilutive stock options.

Derivative Instruments and Hedging Activities:
     In June 1988, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", that became effective for fiscal year 2001. The statement establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial statements.

New Accounting Standards:
     In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 specifies the criteria that intangible assets

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

acquired in a business combination must meet in order to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.
142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for long-lived Assets to be Disposed Of". The adoption of SFAS No. 142 on July 1, 2001 did not have a material impact on the Company's consolidated financial statements. As of June 30, 2002, the Company has no assets classified as goodwill under these new pronouncements.
     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121 it retains many of the fundamental provisions of that statement. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 on July 1, 2002 is not expected to have a material impact on the Company's consolidated financial statements.

--------------------------------------------------------------------------------

NOTE 2:
Asset
Impairment
Write-off

     During the fourth quarter of 2001, the Company recorded asset impairments of $1,021,832 related to the closure and sale of two processing plants in fiscal 2002. The two plants were replaced by a new manufacturing facility placed into service in fiscal year 2002. The assets written off were not utilized at the new plant and were scrapped. The charge for impairment is reflected in Investment and other income.

--------------------------------------------------------------------------------

NOTE 3:
Treasury
Bills and
Notes

     All U.S. Treasury bills are purchased with maturities of one year or less. Treasury notes maturities range from less than a year to two years. The cost is adjusted to reflect interest earned as it accrues and reduce interest premiums as the notes matures. The adjusted cost approximates the fair value of the bills and notes. The Company classified its Treasury bills and notes as available for sale securities classified as either current or long-term.

--------------------------------------------------------------------------------

NOTE 4:
Investment
and Other
Income

     Included in Investment and other income are interest income, recognized gains on sales of investment securities, unrealized losses on investments, gains or losses on disposition of assets, loss from impairment of assets, interest expense and miscellaneous income or expenses. Unrealized losses on securities whose decline in value was deemed to be other than temporary were $1,343,430 and $423,800 in fiscals 2002 and 2000, respectively. A loss of $409,425 and $116,847 was recognized based upon the equity method of accounting for an investment in fiscal 2002 and 2001, respectively. A loss of $1,021,832 was recognized on the impairment of assets in fiscal 2001. A gain of $3,727,000 from the sale of certain Emission Reduction Credits was recorded in fiscal 2000 and included under Miscellaneous income.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

                                      For the years ended June 30,         2002          2001          2000
                                  -----------------------------------------------------------------------------
                                  Investment and other income was
                                    comprised of:
                                    Interest income                     $   458,960   $ 1,373,832   $ 1,048,544
                                    Gain on sales of marketable
                                       securities                        21,080,990       352,160    10,610,100
                                    Unrealized (losses) in investments   (1,343,430)           --      (423,800)
                                    Equity (loss) in investment            (409,425)     (116,847)           --
                                    (Loss) from impairment of assets             --    (1,021,832)           --
                                    Gain (loss) on disposition of
                                       assets                               448,469       210,428      (259,013)
                                    Interest expense                       (190,403)     (310,340)      (30,053)
                                    Misc. income (expense), net            (125,152)      124,285     3,949,954
                                                                        -----------   -----------   -----------
                                  Investment and other income           $19,920,009   $   611,686   $14,895,732
                                                                        ===========   ===========   ===========

At June 30, 2002 investments were as follows:

                                                                                 Gross        Gross
                                                                               Unrealized   Unrealized      Fair
                                                                     Cost        Gains        Losses       Value
                                  ---------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    -Equity securities(1)         $  557,845     $495,807    $     --    $1,053,652
                                  Other equity securities(2)      $6,771,420           --          --    $6,771,420

At June 30, 2001 investments were as follows:

                                                                                 Gross        Gross
                                                                               Unrealized   Unrealized      Fair
                                                                     Cost        Gains        Losses       Value
                                  ---------------------------------------------------------------------------------
                                  Available-for-sale securities
                                    -Equity securities(1)         $2,245,187   $2,626,623    $     --    $4,871,810
                                  Other equity securities(2)      $8,474,155           --          --    $8,474,155

---------------
(1) Fair values for "Equity securities" investments available-for-sale are based on quoted market prices, where available, at the reporting date.

(2) At June 30, 2002 and 2001, the Company holds shares and warrants in Chromagen, Inc., shares in Stamet, Inc., MetaProbe, Inc. and Myricom, Inc. that are classified as "Other equity securities". The shares and warrants are not publicly traded and are carried at cost or adjusted cost, reflecting the equity method of accounting for investments or management's estimated value reflecting other than temporary losses. No quoted market prices are available for these securities.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

NOTE 5:
Leases

     The Company occupies certain facilities and operates a portion of its transportation equipment under long-term leases. Future minimum rental payments required under non-cancelable operating leases having lease terms in excess of one year are:

              For the years ending June 30,
              ---------------------------------------------------------
              2003                                           $1,310,900
              2004                                              988,700
              2005                                              794,100
              2006                                              658,900
              2007                                              507,800
              Thereafter                                      1,299,600
                                                             ----------
                         Total minimum lease payments        $5,560,000
                                                             ==========

     Total rental expense under operating leases was $1,193,872 in 2002, $1,234,432 in 2001, and $1,271,332 in 2000.

--------------------------------------------------------------------------------

NOTE 6:
Debt

     The Company has issued a Notice of Redemption for its $6,000,000 outstanding tax-exempt Industrial Revenue Bonds ("IRB"), the redemption date being August 1, 2002. Federal regulations require a company to meet certain criteria during a specified period of time in order for the bonds to maintain its tax-exempt status. One of the criteria is that each bond issuance has certain capital spending limitations within a specific time before and after the issuance date. The Company has determined that it would exceed the capital spending limitations before the time limitation expired and would then be in jeopardy of losing the tax-exempt status. There are no prepayment penalties associated with early retirement of the bonds.
     The weighted average interest rate for the IRB was 3.1% in fiscal 2002 and 4.0% in fiscal 2001. The bonds are secured by a bank standby letter of credit that is guaranteed by the Company, collateralized by the assets of the facility and subject to certain restrictive covenants.
     Subsequent to year-end the Company entered into a financing agreement with its bank borrowing $5,400,000 to partially finance the redemption of the IRB and accordingly this amount of the IRB is classified as long-term. The five-year note is guaranteed by the Company and is collateralized by a $6,000,000 investment in a Short-term tax-exempt municipal fund. The note bears interest at Prime minus 1.0% or LIBOR plus 1.125%, the Company elected a one-year LIBOR contract (2.9%). Covenants require that the value of the mutual fund be at least 91% of the original principal. If the value falls below the 91% then the Company would be required to either increase the principal in the mutual fund or reduce the outstanding note balance. There are no prepayment penalties and the Company guarantees the note.
     In January 2002, the Company entered into $3,000,000 one-year line of credit agreement with its bank. The line of credit is unsecured and bears interest at either Prime minus 0.25% or LIBOR plus 2.0%. At June 30, 2002 there were no outstanding borrowings against the line of credit.

Notes to Consolidated Financial Statements

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

--------------------------------------------------------------------------------

NOTE 8:
Retirement
Plans

     The Company maintains retirement and pension plans for certain eligible employees. The Company's contributions to the plans are based on matching voluntary employee contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 2002, 2001 and 2000 the defined contribution plan expenses were $227,614, $227,665, and $221,190, respectively. The Company sponsors a 401(k) plan for all eligible employees of the Company and contributes a certain percentage for every dollar that the employee contributes to their 401(k) account. Company contributions to the 401(k) plan for fiscal years 2002, 2001 and 2000 were $53,913, $80,957 and $36,946, respectively.
     The Company has two Defined Benefit Pension Plans ("DBPP") that are being terminated. Employees under one plan will receive a lump sum cash distribution for the value of their benefits and in the other plan only certain employees with benefits less than $5,000 will receive lump sum distribution. The DBPP purchased a fully funded monthly annuity from an insurance company for the employees whose benefits exceed $5,000. The difference between the assets within the DBPP and the termination liability at June 30, 2001 was an expense of approximately $274,000 and is reflected in cost of sales and general and administrative expenses in the income statement.

--------------------------------------------------------------------------------

NOTE 9:
Stock
Options

     Under the Company's 1992 Stock Option Plan the ("1992 Plan") that expired on January 1, 2002, the Company granted to key employees options to purchase the Company's common stock at not less than the fair market value of such shares on the date such option is granted, except that if the employee owns shares of the Company representing more than 10% of its total voting power, then the price shall not be less than 110% of the fair market value of such shares on the date such option is granted. Options to purchase shares expire five years after the date of grant and become exercisable on a cumulative basis at 25% each year, commencing with the second year. At June 30, 2002, there were no outstanding options.

     Stock option activity under the 1992 Plan was as follows:

                                                                                     Weighted                 Weighted
                                                                                     Average                  Average
                                                                          Number     Exercise     Options     Exercise
                                                                         of Shares    Price     Exercisable    Price
                                  ------------------------------------------------------------------------------------
                                  Outstanding at June 30, 1999              17,100     $29.87        14,850     $29.38
                                    Exercised                              (11,100)    $27.85
                                                                         ---------
                                  Outstanding at June 30, 2000               6,000     $33.60         6,000     $33.60
                                    Exercised                               (3,000)    $35.20
                                    Expired                                 (3,000)
                                                                         ---------
                                  Outstanding at June 30, 2001                  --

     No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options prescribed by SFAS No. 123

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

"Accounting for Stock-Based Compensation" had been used, the expense relating to the stock options would have been no expense in fiscals 2002 and 2001 and expense of $6,836 in fiscal 2000. Pro forma net income would have been $6,046,899 in fiscal 2000. Pro forma diluted earnings per share in fiscal 2000 would have been $5.49 rather than the $5.50 reported earnings per share.
     Scope Products, Inc. ("SPI"), is a wholly owned subsidiary of the Company and has its own Incentive and Non-Qualified Stock Option Plan ("SPI Plan") for key employees of the Company. The plan may award grants in the form of incentive stock options or non-qualified stock options. Grants are made at the discretion of the Board of Directors. The options vest ratably over a seven-year period, beginning with 15% after the first year and 15% each year until the final year when the last 10% vests. The options expire seven years after date of grant. The Board of Directors determines the option price that it believes is equal to the fair market value of the SPI common stock. The Company has reserved one million shares (10%) of SPI common stock for issuance pursuant to options granted under the plan.

     Stock option activity under the SPI Plan was as follows:

                                                                                     Weighted                 Weighted
                                                                                     Average                  Average
                                                                          Number     Exercise     Options     Exercise
                                                                         of Shares    Price     Exercisable    Price
                                  ------------------------------------------------------------------------------------
                                  Outstanding at June 30, 1999                  --         --            --
                                    Granted                                757,500      $5.00            --
                                                                         ---------
                                  Outstanding at June 30, 2000             757,500      $5.00             0
                                    Granted                                  5,000      $5.00
                                    Terminated                             (45,000)     $5.00
                                                                         ---------
                                  Outstanding at June 30, 2001             717,500      $5.00       210,375      $5.00
                                    Granted                                 70,000      $5.00
                                    Terminated                              (2,500)     $5.00             0
                                                                         ---------
                                  Outstanding at June 30, 2002             785,000      $5.00       317,250      $5.00

     No expense has been charged to income relating to the SPI stock options granted. If the fair value method of accounting for stock options prescribed by SFAS No. 123 had been used, the expense relating to the stock options would have been $125,653 in fiscal 2002, $138,198 in fiscal 2001 and $133,834 in fiscal
2000. Pro forma net income (loss) would have been $11,003,364 in fiscal 2002, $(4,267,489) in fiscal 2001, and $5,968,440 in fiscal 2000. Pro forma diluted earnings (loss) per share in fiscals 2002, 2001 and 2000 would have been $10.69, $(4.12) and $5.42, respectively, rather than the $10.77, $(4.03) and $5.50 reported earnings (loss) per share.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

NOTE 10:
Income Taxes

     The components of the provision (benefit) for income taxes are:

                                       For the years ended June 30,          2002         2001          2000
                                  -----------------------------------------------------------------------------
                                  Current:
                                  Federal                                 $5,173,000   $(2,247,000)  $3,143,545
                                  State                                      488,000        64,000      242,315
                                                                          ----------   -----------   ----------
                                                                           5,661,000    (2,183,000)   3,385,860
                                                                          ----------   -----------   ----------
                                  Deferred:
                                  Federal                                    457,000       193,000       60,405
                                  State                                       20,000        15,000       (1,265)
                                                                          ----------   -----------   ----------
                                                                             477,000       208,000       59,140
                                                                          ----------   -----------   ----------
                                             Total provision (benefit)    $6,138,000   $(1,975,000)  $3,445,000
                                                                          ==========   ===========   ==========

     Reconciliation of the provision (benefit) for income taxes computed at the U.S. Federal statutory income tax rate to the reported provision is:

                                       For the years ended June 30,          2002         2001          2000
                                  -----------------------------------------------------------------------------
                                  U.S. Federal statutory income tax       $5,856,000   $(2,091,000)  $3,229,500
                                  State income taxes, net of Federal tax
                                    benefit                                  335,000        52,100      160,800
                                  Taxes on income not recognized on
                                    books                                     73,000        99,000      115,400
                                  Other                                     (126,000)      (35,100)     (60,700)
                                                                          ----------   -----------   ----------
                                             Total provision (benefit)    $6,138,000   $(1,975,000)  $3,445,000
                                                                          ==========   ===========   ==========

     The major components of the deferred income tax assets and liabilities are:

                                                    At June 30,                        2002          2001
                                  ---------------------------------------------------------------------------
                                  Depreciation                                      $  (504,000)  $  (215,000)
                                  Income not currently taxable                         (475,000)     (748,000)
                                  Unrealized gain on investments                       (177,000)     (278,000)
                                  Other                                                 103,000       (30,000)
                                                                                    -----------   -----------
                                             Total deferred income tax liabilities   (1,053,000)   (1,271,000)
                                                                                    -----------   -----------
                                  Expenses not currently deductible                   1,537,000     1,778,000
                                  Recognized losses not currently deductible          1,269,000       668,000
                                                                                    -----------   -----------
                                             Total deferred income tax assets         2,806,000     2,446,000
                                                                                    -----------   -----------
                                  Net deferred income tax asset (liability)         $ 1,753,000   $ 1,175,000
                                                                                    ===========   ===========

     In addition to the recognized deferred income tax benefits and liabilities, an additional unrecognized income tax benefit of approximately $3.3 million is available to the Company in subsequent operating periods resulting from tax deductions for tax goodwill amortization of approximately $9.7 million. In subsequent periods, the income tax benefit realized from tax goodwill amortization will first reduce the carrying value of collection routes and contracts until fully amortized, and secondly will reduce income tax expense. The deduction for tax goodwill amortization will be available ratably over the next nine years.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

NOTE 11:
Other
Comprehensive
Income

     Other comprehensive (loss) income consists of:

                                                                     Amount       Income Tax        Amount
                                                                     Before        (Expense)        Net of
                                                                     Taxes          Benefit         Taxes
                                  ---------------------------------------------------------------------------
                                  For the year ended June 30,
                                    2002
                                  Unrealized holding gains
                                    arising during the year       $ 18,947,685    $(7,488,000)   $ 11,459,685
                                  Reclassification adjustment      (21,080,989)     7,589,000     (13,491,989)
                                                                  ------------    -----------    ------------
                                  Other comprehensive loss        $ (2,133,304)   $   101,000    $ (2,032,304)
                                  For the year ended June 30,
                                    2001
                                  Unrealized holding losses
                                    arising during the year       $ (3,934,156)   $ 1,419,744    $ (2,514,412)
                                  Reclassification adjustment         (352,160)       123,256        (228,904)
                                                                  ------------    -----------    ------------
                                  Other comprehensive loss        $ (4,286,316)   $ 1,543,000    $ (2,734,316)
                                  For the year ended June 30,
                                    2000
                                  Unrealized holding gains
                                    arising during the year       $ 11,018,540    $(3,710,205)   $  7,308,335
                                  Reclassification adjustment      (10,186,300)     3,565,205      (6,621,095)
                                                                  ------------    -----------    ------------
                                  Other comprehensive income      $    832,240    $  (145,000)   $    687,240

--------------------------------------------------------------------------------

NOTE 12:
Business
Segment
Data

     The Company's current operations are conducted through two primary business segments.

Waste Material Recycling
     The Company owns and operates 13 plants nationwide in which bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The Company also owns and operates one plant in which bakery waste material is processed and converted into edible breadcrumbs. The principal customers are pre-packaged and restaurant supply food processors. This business segment depends upon the Company's ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

Vocational School Group
     The Company owns and operates 13 beauty schools in California and Nevada in which cosmetology and manicuring are taught to students who pay tuition. Vocational programs and Federal grants and loan programs are also utilized for the students' tuition. In addition, the public patronizes the schools for hair styling and other cosmetology services that are performed by the students under supervision of the instructors.

                                    For the years ended June 30,       2002           2001           2000
                                  ---------------------------------------------------------------------------
                                  Operating Sales and Revenues:
                                  Waste Material Recycling          $56,584,988    $54,112,493    $58,220,688
                                  Vocational School Group             6,176,954      5,107,924      5,048,224
                                  Other                                 435,997        465,577        639,482
                                                                    -----------    -----------    -----------
                                                                    $63,197,939    $59,685,994    $63,908,394
                                                                    ===========    ===========    ===========

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     One customer represented 12%, 25% and 18% of product revenues for the Waste Material Recycling segment for the years ended 2002, 2001 and 2000, respectively. The Company does not believe that the loss of this customer or any other single customer would have a material adverse effect on the Company since the commodity product is readily marketable.

                                      For the years ended June 30,         2002          2001          2000
                                  -----------------------------------------------------------------------------
                                  Income (Loss) before Income Taxes:
                                  Waste Material Recycling              $ 4,208,040   $   782,758   $ 2,556,976
                                  Vocational School Group                 1,355,086       921,550     1,169,818
                                  Other                                      98,766       154,418       206,316
                                                                        -----------   -----------   -----------
                                                                          5,661,892     1,858,726     3,933,110
                                  General & Administrative               (8,358,884)   (8,619,093)   (9,330,107)
                                  Investment and other income            19,920,009       611,686    14,895,732
                                                                        -----------   -----------   -----------
                                  Income (loss) before income taxes     $17,223,017   $(6,148,681)  $ 9,498,735
                                                                        ===========   ===========   ===========
                                  Identifiable Assets:
                                  Waste Material Recycling              $41,836,087   $39,584,111   $42,685,714
                                  Vocational School Group                 1,753,515     1,618,016     1,711,413
                                  Other                                     105,820       228,270       367,560
                                  Corporate                              37,040,047    29,562,751    38,017,346
                                                                        -----------   -----------   -----------
                                                                        $80,735,469   $70,993,148   $82,782,033
                                                                        ===========   ===========   ===========
                                  Depreciation and Amortization:
                                  Waste Material Recycling              $ 7,076,367   $ 6,717,493   $ 6,203,305
                                  Vocational School Group                   235,128       226,664       214,583
                                  Other                                     122,451       139,289       139,289
                                  Corporate                                  41,844        34,262        27,426
                                                                        -----------   -----------   -----------
                                                                        $ 7,475,790   $ 7,117,708   $ 6,584,603
                                                                        ===========   ===========   ===========
                                  Capital Expenditures:
                                  Waste Material Recycling              $12,144,370   $ 9,429,531   $ 6,069,997
                                  Vocational School Group                   409,542        76,672       226,041
                                  Corporate                                   8,976       139,807       143,616
                                                                        -----------   -----------   -----------
                                                                        $12,562,888   $ 9,646,010   $ 6,439,654
                                                                        ===========   ===========   ===========

--------------------------------------------------------------------------------

NOTE 13:
Acquisitions

     Significant Events Subsequent to Year-End

     Subsequent to June 30, 2002 the Company purchased the assets and business routes and contracts of two-bakery waste recycling facilities located in California for $3,500,000. In connection with the acquisition the Company also entered into a long-term lease with an option to purchase the two facilities at a later date for $2,250,000.

Short-Term Line of Credit


     In connection with the above acquisition the Company borrowed $2,000,000 on its short-term bank line of credit to partially finance the acquisition. The Company elected LIBOR (three month contract -- 1.86%) with interest payable monthly.

Corporate Information
--------------------------

Directors                                     Officers                                            Independent Auditors
  Babette Heimbuch                            Meyer Luskin                                        Deloitte & Touche LLP
  Chairman & CEO                              Chairman, President and                             Los Angeles, California
  First Federal Bank                          Chief Executive Officer
  Of California                                                                                   Transfer Agent and
                                              Eric M. Iwafuchi                                    Registrar
  Robert Henigson                             Vice President, Chief                               Computershare Investor
  Investor                                    Financial Officer                                   Services
                                              and Secretary                                       Denver, Colorado
  Meyer Luskin
                                              Rudy Alvarez                                        Securities Listed
  William H. Mannon                           Controller                                          American Stock Exchange
  Retired Officer of
  Scope Industries

  Franklin Redlich
  Retired

                                      2002

                                  [SCOPE LOGO]

                        233 WILSHIRE BOULEVARD, SUITE 310
                             SANTA MONICA, CA 90401