Form 10-K, Exhibit 13
period 2003-06-30
SCOPE INDUSTRIES
filed 2003-09-25
CIK 87864

SCOPE
INDUSTRIES
2003

66th

ANNUAL
REPORT

Financial Highlights
President’s Report to the Shareowners
Unaudited Quarterly Financial Data
Independent Auditors’ Report
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Corporate Information
EXHIBIT 13
EXHIBIT 21
EXHIBIT 23
EXHIBIT 31.1
EXHIBIT 31.2
EXHIBIT 32.1
EXHIBIT 32.2

Financial Highlights

For the years ended June 30,	2003	2002	2001

Operating sales and revenues	$81,377,652	$63,197,939	$59,685,994

Investment and other income, net	666,434	19,920,009	611,686

Net income (loss)	$3,181,267	$11,085,017	$(4,173,681)

Net income (loss) per share — Basic & Diluted	$3.12	$10.77	$(4.03)

Average shares outstanding — Basic & Diluted	1,019,334	1,029,267	1,034,821

Five-Year Review — Selected Financial Data

For the years ended June 30,	2003	2002	2001	2000	1999

OPERATIONS

Operating Sales and Revenues	$81,377,652	$63,197,939	$59,685,994	$63,908,394	$32,064,621

Operating Cost and Expenses:
Cost of sales and operating expenses	58,187,162	50,060,257	50,709,560	53,390,681	27,757,627
Depreciation and amortization	9,285,938	7,475,790	7,117,708	6,584,603	3,094,198
General and administrative	9,301,719	8,358,884	8,619,093	9,330,107	5,434,532

	76,774,819	65,894,931	66,446,361	69,305,391	36,286,357

	4,602,833	(2,696,992)	(6,760,367)	(5,396,997)	(4,221,736)
Investment and other income, net	666,434	19,920,009	611,686	14,895,732	3,129,181

Income (loss) before income taxes	5,269,267	17,223,017	(6,148,681)	9,498,735	(1,092,555)
Provision (benefit) for income taxes	2,088,000	6,138,000	(1,975,000)	3,445,000	(250,000)

Net income (loss)	$3,181,267	$11,085,017	$(4,173,681)	$6,053,735	$(842,555)

Net income (loss) per share — Basic	$3.12	$10.77	$(4.03)	$5.51	$(0.75)

Net income (loss) per share — Diluted	$3.12	$10.77	$(4.03)	$5.50	$(0.75)

FINANCIAL PERFORMANCE
Net income (loss) as a percent of revenues	3.91%	17.54%	(6.99)%	9.47%	(2.63)%
Cash dividend per share	$1.00	$1.00	$1.00	$1.00	$1.00
Capital expenditures	$10,175,623	$12,562,888	$9,646,010	$6,439,654	$4,155,834

FINANCIAL POSITION
Total assets	$79,213,184	$80,735,469	$70,993,148	$82,782,033	$72,457,006
Shareowners’ equity	$65,754,217	$65,093,039	$57,069,593	$66,442,847	$63,615,728
Equity per share at end of year	$65.84	$63.24	$55.45	$62.63	$57.08
Shares outstanding at end of year	998,691	1,029,267	1,029,267	1,060,867	1,114,467

President’s Report to the Shareowners

      My summary of this year — Progress, Validation, and Frustration. The progress is demonstrated by this year’s operational earnings being over $4.6 million in comparison to each of the four preceding years when we had operational losses which ranged from $2.7 to $6.7 million. These positive operational earnings are the validation of our decision to upgrade our people and facilities, buy two recycling plants in California, and to increase the tuition price of Marinello. In addition, the increased sales prices for our recycled products were a substantial contribution to our net income. Our state of frustration stems from all the problems we have encountered in our endeavor to build a new recycling plant in New Jersey. This frustration also included the many difficulties we had to overcome to start construction of a new Dallas plant. This new Dallas plant will replace the old and highly inefficient plants in Mt. Pleasant and Dallas, Texas. If we’re able to proceed on schedule, we should be operating the new Dallas plant in the third quarter of this new fiscal year. The closing of the two old facilities and their replacement with the new plant will produce a significant increase in earnings for our Texas operations. Our expectation regarding the projected new facility in New Jersey is to start construction before the end of this calendar year.

      It’s satisfying and encouraging to see our decisions being validated, but the progress would not have occurred without the intensive and concerted effort of our people and a great deal of your money. However, the over-riding concern that is always suspended over our enterprise is the volatility of corn prices. Of course, we welcome the upward gyration of the market; feel comfortable in the middle price range; but it’s the sudden and severe down plunges that derail the engine of progress. We believe that our investment in people and facilities shall result in a better than average return — if we accept a long-term view. This forecast is based on our belief that we have the flexibility and ability to adjust to different pricing scenarios; again realizing that major adjustments are not overnight developments. In other words, our expectations for doing well can suddenly be reversed by a sharp price drop in the corn market despite all of our improvements; however, given some time we can recover and prosper.

      Let us go from the general to the specific. Energy, raw material, insurance, and healthcare costs were significantly higher. These increased costs were more than offset by higher sales prices and volume, and transportation and processing efficiencies. The annual average corn price in fiscal 2003 was $2.37 per bushel, versus $1.94 for fiscal 2002. As of this writing, the price is $2.06 per bushel.

      Our proprietary vocational business, Marinello Schools of Beauty, had an excellent year as volume and earnings increased substantially. As always we look forward to this new fiscal year and our confidence is high because we believe that our human resources are better than ever.

      Our thanks to our customers and vendors, to our dedicated employees, and to our shareowners for your support and trust.

Respectfully yours,

Meyer Luskin
Chairman of the Board
President and Chief Executive Officer

Unaudited Quarterly Financial Data

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2003
Operating sales and revenue	$21,037,727	$21,095,613	$19,855,958	$19,388,354	$81,377,652
Gross profit	4,290,482	4,119,878	3,623,974	3,424,653	15,458,987

Net income	$812,327	$1,398,885	$615,507	$354,548	$3,181,267

Net income per share — Diluted	$0.79	$1.37	$0.60	$0.36	$3.12

2002
Operating sales and revenue	$16,683,973	$16,358,404	$14,737,337	$15,418,225	$63,197,939
Gross profit	2,824,269	2,508,148	1,108,820	1,598,557	8,039,794

Net income (loss)	$921,907	$(182,569)	$11,120,480	$(774,801)	$11,085,017

Net income (loss) per share — Diluted	$0.90	$(0.18)	$10.80	$(0.75)	$10.77

Market Price Range

Scope Industries Common Stock

	2003		2002

	High	Low	High	Low

1st Quarter	$64.00	$57.50	$52.00	$41.00

2nd Quarter	$87.50	$62.50	$59.00	$45.25

3rd Quarter	$88.50	$70.50	$64.75	$53.00

4th Quarter	$88.75	$71.50	$67.50	$60.50

      Cash dividends of $1.00 were paid during each of the years ended June 30, 2003 and 2002, respectively.

      There were 70 shareowners of record of common stock at August 29, 2003.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

      Certain statements included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations and included elsewhere in this Annual Report that are not related to historical results are forward looking statements. Actual results may differ materially from those stated or implied in the forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Potential risk and uncertainties include, but are not limited to, general business conditions, unusual volatility in equity and interest rate markets, and in competing commodity markets, disruptions in the availability or pricing of raw materials, transportation difficulties, changing governmental educational aid policies, or disruption of operations due to unavailability of fuels or from acts of God.
      The Company’s current operations are conducted through two primary business segments.

Waste Recycling Segment

      The Company owns and operates 13 plants nationwide where bakery and snack food waste material is processed and converted into food supplements for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The Company also owns and operates one plant where bakery waste material is processed and converted into edible breadcrumbs. The principal customers are pre-packaged and restaurant supply food processors. This business segment depends upon the Company’s ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.

Vocational School Segment

      The Company owns and operates 13 beauty schools in California and Nevada in which cosmetology and manicuring are taught to students who pay tuition. Vocational programs and Federal grants and loan programs are also utilized for the students’ tuition. In addition, the public patronizes the schools for hair styling and other cosmetology services that are performed by the students under the supervision of the instructors.

Critical Accounting Policies

      Certain of the policies require management to make significant and subjective estimates or assumptions that may deviate from actual results. In particular, management makes estimates regarding the fair value of the Company’s long-lived assets and other equity investments whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, estimates regarding the net realizable value of long-lived assets held for sale, estimates of bad debts and estimates regarding self insured risks.
      In assessing the impairment of long-lived assets and other equity investments where there has been a change in circumstances indicating the carrying value of the asset may not be recoverable, the Company has estimated the net realizable value of such assets based on information from various external sources regarding possible selling prices for such assets. In estimating liabilities for self-insured risks, the Company considers information from outside consultants and past historical experience in projecting future costs. These estimates could change if future events are different than assumed by management, actual costs to settle liabilities differ from those estimates and the circumstances associated with the self-insured risks change.

Review of Consolidated Results of Operations —

Current Year Review: 2003 compared with 2002

      The Company recorded net income of $3,181,267 in fiscal 2003 compared to a net income of $11,085,017 in the prior year. The pre-tax income before Investment and other income was $4,602,833 in fiscal 2003 compared to a pre-tax loss of $(2,696,992) in the prior year. Investment and other income for fiscal 2003 was $666,434 compared to income of $19,920,009 in the prior year. Net income per share in fiscal 2003 was $3.12 compared to a net income per share of $10.77 per share in fiscal 2002.
      Total revenues for fiscal 2003 were 29% higher than the prior year revenues primarily due to higher volume and increased average selling prices in the Waste Material Recycling business segment and increased student tuition in Vocational schools. Waste Material Recycling operating costs as a percentage of revenues decreased from the prior year due to increased volume and production efficiencies that were partially offset by higher raw material costs, and continued increases in all lines of insurance costs. Dried bakery product sales tonnage increased 10% over the prior year due primarily to the acquisition of two waste recycling businesses. The increase in volume was positively impacted by a 20% increase in the average sales price from the prior year due to higher average corn prices throughout fiscal 2003. The increase in price is a result of smaller corn crops due to draught conditions during the 2002 planting. Corn prices moved closer to the 22-year average price of $2.42 per bushel, averaging $2.37 in fiscal 2003 against $1.94 in fiscal 2002.
      In fiscal 2003 the Vocational School segment revenues increased $931,094 or 15% and represented approximately 9% of the Company’s revenues compared to 10% in the prior year. The increase in revenues is primarily the result of increased per student tuition at the Company’s schools with overall enrollment down slightly from last year. Vocational Schools were profitable in both fiscal 2003 and 2002.
      Depreciation and amortization increased by $1,810,148, or 24% in fiscal 2003 over the prior year. This increase was due primarily to the increase in fixed assets acquired and placed into service and the acceleration of depreciation of plant and equipment for facilities that will be vacated and sold when new plants in the process of being constructed become operational.
      General and administrative expenses in fiscal 2003 increased by $942,835, or 11% from the prior year due primarily to increased insurance cost for employee health benefits, workers’ compensation benefits, general and automobile liability and increased salary and payroll taxes and related benefits.
      Investment and other income decreased by $19,253,575 in fiscal 2003 over the prior fiscal year primarily due to the Company selling the majority of its holdings of OSI Systems Inc. securities for a gain of $21,080,990 in fiscal 2002. In fiscal 2003, the Company sold a vacant waste recycling facility for a net gain of approximately $1,387,500 and in fiscal 2002 the Company sold two vacant facilities for a net gain of approximately $624,400. The gains were partially offset by losses on the disposition of various assets. Included in Investment and other income are investment losses of $(638,800) in fiscal 2003, $(409,425) in fiscal 2002 and $(116,847) in fiscal 2001 from the equity method of accounting for an investment acquired in 2001. In fiscal 2003 and 2002, the Company had unrealized losses of $(353,846) and $(1,343,430), respectively, on securities whose decline in value was deemed to be other than temporary.
      Interest income increased by 11% in fiscal 2003 over the prior year primarily due to a larger investment portfolio offset by lower interest rates. Interest expense increased 4% in fiscal 2003 over the prior year. The average debt outstanding during fiscal 2003 was slightly larger than the previous year and was offset by lower interest rates.
      The provision for income taxes in fiscal 2003 and 2002 was 40% and 36% of the pre-tax income, respectively. Approximately 2% of the increase in taxes was due to state income taxes and the suspension of state net operating loss carry-forwards in the current year compared to primarily losses in the states the prior year. Approximately 2% related to other miscellaneous adjustments including the depletion allowance and taxes on trust income.

Prior Year Review: 2002 compared with 2001

      The Company recorded net income of $11,085,017 in fiscal 2002 compared to a net loss of $(4,173,681) in the prior year. The pre-tax loss before Investment and other income was $(2,696,992) in fiscal 2002 compared to a pre-tax loss of $(6,760,367) in the prior year. Investment and other income for fiscal 2002 was $19,920,009 compared to Investment and other income of $611,686 in the prior year. Net income per share in fiscal 2002 was $10.77 compared to a net loss per share of $(4.03) in the prior year.
      Total revenues for fiscal 2002 were 6% higher than the prior year revenues primarily due to higher average selling prices in the Waste Material Recycling business segment and increased student enrollment in Vocational schools. Waste Material Recycling operating costs decreased from the prior year due to lower raw material costs and production efficiencies that were partially offset by continued increases in employee insurance benefits, general liability, property and fleet insurance costs. Waste Material Recycling sales of dried bakery products represented 90% of fiscal 2002 and 91% of fiscal 2001 Company revenues. Dried bakery product sales tonnage decreased slightly over the prior year but was positively impacted by an 6% average increase in sales prices from the prior year due primarily to higher average corn prices throughout fiscal 2002. Corn prices remained well below the 22-year average price of $2.47 per bushel, averaging $1.94 in fiscal 2002 and $1.80 in fiscal 2001, as a result of continued record corn crops. Waste Material Recycling production costs were 3% lower per ton produced in fiscal 2002 than in the prior year in spite of increased insurance costs, primarily due to lower raw material costs and production efficiencies resulting from capital investments. In fiscal 2001, the Company recorded asset impairments of $1,021,832 on the closure of two processing plants the assets were written off and scrapped. The charge for impairment is reflected in Investment and other income.
      In fiscal 2002 the Vocational School segment revenues increased 21% and represented 10% of the Company’s revenues compared to 9% in the prior year. The increase in revenues is primarily the result of increased student enrollment at its schools. Vocational Schools were profitable in fiscal 2002 compared to a small loss in the prior year.
      Depreciation and amortization expense increased by $358,082, or 5% in fiscal 2002 over the prior year due primarily to the increase in fixed assets acquired and placed into service. General and administrative expenses in fiscal 2002 decreased by $260,209, or 3% from the prior year due primarily to cost control.
      Investment and other income increased by $19,308,323 in fiscal 2002, over the prior year. In fiscal 2002, the Company sold the majority of its holdings of OSI Systems Inc. securities for a gain of $21,080,990. In fiscal 2002, the Company sold two vacant facilities for a net gain of approximately $624,400 and in fiscal 2001 sold real property for a net gain of $768,640; both gains were partially offset by losses on the disposition of various assets.
      Interest income decreased by 67% in fiscal 2002 over the prior year primarily due to lower interest rates that were offset by interest expense from the Industrial

Revenue Bond. Included in Investment and other income are investment losses of $(409,425) in fiscal 2002 and $(116,847) in fiscal 2001 from the equity method of accounting for an investment acquired in 2001. In fiscal 2002, the Company had unrealized losses of $(1,343,430) on securities whose decline in value was deemed to be other than temporary.
      The provision for income taxes in fiscal 2002 was 36% of the pre-tax income. As a result of the loss incurred in fiscal 2001, an income tax benefit of 32% of the pre-tax loss was utilized through the availability of tax loss carry-backs and loss carry-forwards.

Liquidity and Capital Resources

      The Company has used the Company’s cash principally to fund capital improvements, purchase of a business, dividends, retire common stock, retire debt, acquire new investments and for general working capital requirements. The Company funded the cash requirements from cash flows from operations and the proceeds of maturing U.S. Treasury securities.

Cash Flows from Operating Activities

      During the current year, the Company generated approximately $10,900,000 in cash flows from operating activities. The majority of the cash flow was generated from net income and non-cash expenses such as depreciation and amortization.

Cash Flows from in Investing Activities

      Cash flows used in investing activities were principally for purchasing investments available for sale and a business. The maturities of U.S. Treasury securities were used to fund the purchase of new U.S. Treasury securities and the purchase of property and equipment. The Company’s capital expenditures were $10,175,623 in 2003 and $12,562,888 in 2002. Capital spending for the Waste Material Recycling segment represented 99% of the Company’s total capital expenditures in 2003 and 97% in 2002.

Cash Flows from Financing Activities

      The new bakery waste recycling facility near Atlanta, Georgia placed into operation last fiscal year was partly financed through the issuance of $6,000,000 in tax-exempt low interest rate Industrial Revenue Bonds (“IRB”) that was redeemed during the current year and replaced with a long term bank note. The effective interest rate during the current year for all debt was approximately 2.52% compared to 3.05% in the prior year. Vehicle replacements, processing equipment automation and refurbishing are continuously being made at all processing facilities to maintain efficient operations and reduce the cost of production for the bakery recycling business.

      The Company believes its cash flow from operations, cash on hand and liquid investment holdings will be sufficient to meet its capital expenditures and operating cash requirements in fiscal 2004. However, the Company is in process of obtaining tax-exempt Industrial Revenue Bond financing of $5,000,000 in the state of New Jersey to help finance the construction of the new facility within New Jersey. The Company will also apply in the state of Texas for a $5,000,000 Industrial Revenue Bond financing for the new facility being built in the state of Texas.

Trends and Uncertainties

      Currently, the Industrial Revenue Bond financing in New Jersey has been approved by the Development Agency and the state and is in process of being underwritten. The Company expects to close this financing by early October. The Company is working on submitting an application to a development agency in Texas for the issuance of an Industrial Revenue Bond and expects to close that financing by early January 2004.
      The greatest uncertainty faced by the Company annually is the price of corn. Corn is almost a direct substitute for the Company’s finished dried bakery products that is used as an animal feed supplement. Historically the price of corn has averaged $2.50 per bushel, but during the last 5 fiscal years the price of corn per bushel was 2003-$2.37, 2002-$1.94, 2001-$1.80, 2000-$1.90 and 1999-$2.01. During these past five years farmers have planted record crops of corn creating a surplus of the grain lowering its price. The reduced corn prices forced the Company to review its operations and invest in capital equipment that has resulted in increased production efficiency at the processing facilities. The Company, during the years of reduced corn prices, was able to renegotiate many raw material contacts with its vendors helping to reduce cost of its raw materials.
      The market price of the Company’s investments available for sale has been subject to volatility and in the future, the market price of these investments could fluctuate widely in response to numerous factors. These factors include, among other things, actual or anticipated variations in the various companies operating results, earnings releases by the companies, sales of substantial amounts of the companies common stock, market conditions in their industry and the general state of the securities markets, governmental legislation or regulation, as well as general economic and market conditions, such as a recessions.

      The Company invests from time to time in companies that are in the early stages of development and include these investments on the balance sheets in Other equity investments. The shares are not publicly traded and the Company values these investments at cost, adjusted cost reflecting managements estimated value of other than temporary losses, or reflected by the equity method of accounting. Unrealized losses from these investments were $992,646, $1,752,855 and $116,847 in fiscal 2003, 2002 and 2001, respectively. There is no certainty that the

Company will recover its investment in these companies; however, management believes that the overall investment should be recovered in the long-term.

Quantitative and Qualitative Disclosures

about Market Risk
      The Company’s exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on the Company’s investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to the Company’s outstanding debt instruments. The Company’s risk associated with fluctuating interest expense is limited. The Company’s long-term debt interest rate exposure is fixed to one-year LIBOR contracts and any short-term borrowing being limited in amount and duration of time outstanding. Under the Company’s current policy, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We insure the safety and preservation of the Company’s invested principal funds by limiting market risk and reinvestment risk, investing primarily in government treasury bills and investment grade securities maturing between six months to one year. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of the Company’s interest sensitive financial instruments at June 30, 2003 or June 30, 2002. Declines in interest rates over time will, however, reduce the Company’s interest income while increases in interest rates over time will increase the Company’s interest expense. Market risks affecting the Company are exposures to changes in prices of the raw materials and finished products that the Company acquires and sells and the price of natural gas used in the Company’s plants. Predominantly all of the Company’s finished products are commodities that are generally sold at prices prevailing at the time of sale.

Shareowners’ Equity

      At June 30, 2003, shareowners’ equity of $65,754,217 includes net accumulated unrealized holding gains on investments, net of deferred income taxes, totaling $973,100. The accumulated unrealized holding gains result primarily from the Company’s investment in common stock holdings of publicly traded companies. These unrealized gains are not reflected in net income or loss. Changes in the unrealized holding gains or losses are reported as Other Comprehensive Income or Loss as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 130.
      For the year ended June 30, 2003, the Company purchased and retired a total of 30,576 of its shares (3%) at a cost of $2,116,707. For the year ended June 30, 2002 the Company did not purchase any of its common shares. Funds for the purchase of these shares were available from existing cash and from operating cash flows.
      The Company does not contemplate raising capital by issuing additional common shares in the future.

New Accounting Standards

      In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset,which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121 it retains many of the fundamental provisions of that statement. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 on July 1, 2002 did not have a material impact on the Company’s consolidated financial statements.
      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, that addresses reporting classification of certain early extinguishments of debt and amends Statement 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of SFAS No. 145 did not have an impact on the Company’s consolidated financial statements.
      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 did not have an impact on the Company’s consolidated financial statements
      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements of Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107, and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The application of this interpretation did not have an impact on the Company’s financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, the Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements. The adoption of SFAS 148 did not have an impact on the Company’s consolidated financial statements.
      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This interpretation addressed the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interest in variable interest entities created after January 31, 2003, and to variable interest in variable interest entities obtained after January 31, 2003. The application of this interpretation did not have an impact on the Company’s consolidated financial statement.
      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The Company does not expect that the adoption of this standard will have an impact on the Company’s consolidated financial statements.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that the adoption of the Statement will have an impact upon the Company’s consolidated financial statements.

Controls and Procedures

      As of June 30, 2003, the end of the period covered by this report, the Company’s chief executive officer and its chief financial officer reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), which are designed to ensure that material information the Company must disclose in its report filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported on a timely basis, and have concluded, based on that evaluation, that as of such date, the Company’s disclosure controls and procedures were effective to ensure the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s chief executive officer as appropriate to allow timely decisions regarding required disclosure.

Independent Auditors’ Report

Board of Directors and Shareowners
Scope Industries
Santa Monica, California

      We have audited the accompanying consolidated balance sheets of Scope Industries and subsidiaries (“the Company”) as of June 30, 2003 and 2002 and the related consolidated statements of operations, comprehensive income, shareowners’ equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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
      In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Scope Industries and subsidiaries as of June 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California

September 8, 2003

Consolidated Statements of Operations

For the years ended June 30,	2003	2002	2001

Operating Sales and Revenues:
Sales	$74,269,604	$57,020,985	$54,578,070
Vocational school revenues	7,108,048	6,176,954	5,107,924

	81,377,652	63,197,939	59,685,994

Operating Costs and Expenses:
Cost of sales	53,398,568	45,473,517	46,749,815
Vocational school expenses	4,788,594	4,586,740	3,959,745
Depreciation and amortization	9,285,938	7,475,790	7,117,708
General and administrative	9,301,719	8,358,884	8,619,093

	76,774,819	65,894,931	66,446,361

	4,602,833	(2,696,992)	(6,760,367)
Investment and other income, net	666,434	19,920,009	611,686

Income (loss) before income taxes	5,269,267	17,223,017	(6,148,681)
Provision (benefit) for income taxes	2,088,000	6,138,000	(1,975,000)

Net Income (Loss)	$3,181,267	$11,085,017	$(4,173,681)

Net Income (Loss) Per Share — Basic & Diluted	$3.12	$10.77	$(4.03)
Average shares outstanding — Basic & Diluted	1,019,334	1,029,267	1,034,821

The accompanying notes are an integral part of these consolidated statements.

Consolidated Balance Sheets

June 30,	2003	2002

ASSETS
Current Assets:
Cash and cash equivalents	$7,132,957	$7,023,393
Treasury securities (par value $6,506,000 at June 30, 2003 and $14,508,000 at June 30, 2002)	6,495,054	14,522,074
Accounts and notes receivable, less allowance for doubtful accounts of $525,540 at June 30, 2003 and $646,285 at June 30, 2002	5,049,924	4,319,091
Inventories	853,613	792,561
Deferred income taxes	737,000	827,000
Prepaid expenses and other current assets	1,570,669	1,415,388

Total current assets	21,839,217	28,899,507

Notes Receivable	553,794	753,217

Assets Held for Sale (net)	805,480	—

Property and Equipment:
Machinery and equipment	59,243,580	49,162,282
Land, buildings and improvements	20,604,736	20,627,439

	79,848,316	69,789,721
Less accumulated depreciation and amortization	39,636,554	33,705,132

	40,211,762	36,084,589

Collection Routes and Contracts, less accumulated amortization of $9,093,007 at June 30, 2003 and $7,433,705 at June 30, 2002.	554,286	1,818,588

Other Assets:
Long-term Treasury notes (par value $4,000,000 at June 30, 2002)	—	3,968,148
Deferred charges and other assets	346,617	460,348
Deferred income taxes	648,000	926,000
Investments available for sale at fair value	8,076,728	1,053,652
Other equity investments	6,177,300	6,771,420

	15,248,654	13,179,568

	$79,213,184	$80,735,469

LIABILITIES AND SHAREOWNERS’ EQUITY
Current Liabilities:
Accounts payable	$5,313,767	$5,337,862
Current portion of Industrial Revenue Bond	—	600,000
Other accrued liabilities	1,973,554	2,344,802
Accrued payroll and related employee benefits	1,171,646	1,187,766
Income taxes payable	—	772,000

Total current liabilities	8,458,967	10,242,430
Long term debt	5,000,000	5,400,000

	13,458,967	15,642,430

Commitments and Contingent Liabilities
Shareowners’ Equity:
Common stock, no par value, 5,000,000 shares authorized, shares issued and outstanding at June 30, 2003 — 998,691 and at June 30, 2002 — 1,029,267	4,576,050	4,576,050
Retained earnings	60,241,067	60,199,674
Accumulated other comprehensive income	937,100	317,315

	65,754,217	65,093,039

	$79,213,184	$80,735,469

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the years ended June 30,	2003	2002	2001

Cash Flows From Operating Activities:
Net income (loss)	$3,181,267	$11,085,017	$(4,173,681)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	7,626,636	5,154,052	4,754,299
Amortization of routes and contracts	1,659,302	2,321,738	2,363,409
(Gain) on sale of investments	—	(21,080,990)	(352,160)
(Gain) on sale of property and equipment	(1,175,178)	(448,469)	(210,428)
Loss on impairment of assets	—	—	1,021,832
Unrealized loss equity investments	992,646	1,752,855	—
Deferred income taxes	19,475	(477,000)	(208,000)
Changes in operating assets and liabilities:
Accounts and notes receivable	(531,410)	(606,858)	774,946
Inventories	(61,052)	81,885	(194,114)
Prepaid expenses and other current assets	(155,281)	972,416	(811,567)
Accounts payable and accrued liabilities	(411,463)	946,875	(222,851)
Income taxes receivable or payable	(772,000)	2,417,253	(1,963,233)
Tax benefit applied to purchase of routes and contracts	365,000	560,000	560,000
Other assets	156,311	220,621	81,191

Net cash flows from operating activities	10,894,253	2,899,395	1,419,643

Cash Flows From Investing Activities:
Purchase of U.S. Treasury securities	(22,270,660)	(29,063,695)	(21,421,504)
Maturities of U.S. Treasury securities	34,265,828	20,500,000	30,335,570
Purchase of property and equipment	(10,175,623)	(12,562,888)	(9,646,010)
Proceeds from disposition of property and equipment	1,488,932	1,038,292	941,121
Purchase of business	(3,500,000)	—	—
Purchase of investments available for sale	(6,054,766)	(195,427)	(178,629)
Purchase of other equity investments	(398,526)	—	(6,580,000)
Proceeds from disposition of investments available for sale	—	22,911,151	625,639
Non-appropriated bond proceeds held by Trustee	—	1,962,598	3,478,079

Net cash flows (used in) from investing activities	(6,644,815)	4,590,031	(2,445,734)

Cash Flows From Financing Activities:
Dividends to shareowners	(1,023,167)	(1,029,267)	(1,029,567)
Proceeds from stock options exercised	—	—	105,600
Repurchases of common stock	(2,116,707)	—	(1,532,290)
Proceeds from bank borrowings	7,400,000	—	—
Repayment of bank borrowings	(2,400,000)	—	—
Redemption of Industrial Revenue Bonds	(6,000,000)	—

Net cash (used in) financing activities	(4,139,874)	(1,029,267)	(2,456,257)

Net increase (decrease) in cash and cash equivalents	109,564	6,460,159	(3,482,348)
Cash and cash equivalents at beginning of year	7,023,393	563,234	4,045,582

Cash and cash equivalents at end of year	$7,132,957	$7,023,393	$563,234

Supplemental Disclosures:
Cash paid during the year for:
Interest	$198,806	$195,277	$300,088
Income taxes	$2,772,255	$3,631,336	$120,768

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Shareowners’ Equity

	Common Stock			Accumulated
				Other
	Number of		Retained	Comprehensive
For the years ended June 30, 2003, 2002 and 2001	Shares	Amount	Earnings	Income(1)

Balance July 1, 2000	1,060,867	$4,470,450	$56,879,462	$5,092,935
Net (loss)			(4,173,681)
Cash dividends on common stock, $1.00 per share			(1,029,567)
Cash purchase of common stock and subsequent retirement	(34,600)		(1,532,290)
Proceeds from stock options exercised	3,000	105,600
Net unrealized (loss) on investments available for sale				(2,743,316)

Balance June 30, 2001	1,029,267	4,576,050	50,143,924	2,349,619
Net income			11,085,017
Cash dividends on common stock, $1.00 per share			(1,029,267)
Net unrealized (loss) on investments available for sale				(2,032,304)

Balance June 30, 2002	1,029,267	4,576,050	60,199,674	317,315
Net income			3,181,267
Cash dividends on common stock, $1.00 per share			(1,023,167)
Cash purchase of common stock and subsequent retirement	(30,576)		(2,116,707)
Net unrealized gain on investments available for sale				619,785

Balance June 30, 2003	998,691	$4,576,050	$60,241,067	$937,100

(1)	Accumulated Other Comprehensive Income is comprised entirely of net unrealized gains (losses) on investments available for sale.

Consolidated Statements of Comprehensive Income

For the years ended June 30,	2003	2002	2001

Net income (loss)	$3,181,267	$11,085,017	$(4,173,681)
Other comprehensive income (loss), net of tax:
Net unrealized gain (loss) on investments available for sale	619,785	(2,032,304)	(2,743,316)

Comprehensive income (loss)	$3,801,052	$9,052,713	$(6,916,997)

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

NOTE 1:

Summary of

Accounting
Policies

Principles of Consolidation:

      The consolidated financial statements include the accounts of Scope Industries and its subsidiaries (the “Company”), all of which are wholly owned. All significant inter-company accounts and transactions have been eliminated.

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

Fair Value of Financial Instruments:

      The carrying amount of accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these instruments. The carrying amount of the Company’s outstanding borrowings under the financing agreement approximates the fair value due to the variable interest rate on the borrowings.

Investments:

      Investments in equity securities with readily determinable market values are classified into categories based on the Company’s intent. Investments available for sale are carried at estimated fair value based upon quoted market prices. Unrealized holding gains and losses are excluded from earnings and reported in Accumulated other comprehensive income as a separate component of shareowners’ equity until realized. Unrealized losses that are other than temporary are recognized in Investment and other income. Realized gains and losses are determined on the specific identification method and are reflected in Investment and other income. The Company holds other equity investments in companies where no quoted market prices are available for these securities. These shares are not publicly traded and are carried at cost or adjusted cost. Certain of these securities are adjusted, based on the equity method of accounting in which ownership is at least 20%, but less than a majority of the voting stock, or based upon management’s estimates reflecting reductions in value that are other than temporary. Equity adjustments are reflected in Investment and other income.

Inventories:

      Inventories consist of manufactured finished goods and purchased goods, portions of which are consumed in the various operating activities and portions of which are sold to customers. Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

Notes to Consolidated Financial Statements

Assets Held for Sale:

      The Company has certain properties, vacant land and land and buildings, that are not being utilized within the operations of the business and are being held for sale. The assets held for sale are carried at the lower of cost, less accumulated depreciation, or fair value. At June 30, 2003, assets held for sale consisted of unimproved land, a vacated processing facility and a vacated processing collection depot.

Property and Equipment:

      Property and equipment are recorded at cost. Depreciation is provided generally on the straight-line method over the estimated useful lives of the assets. Service lives are 20 years for buildings, 10 years, but not exceeding the lease terms, for leasehold improvements and 3 to 7 years for machinery and equipment. Maintenance and repairs are charged to expense as incurred.

Collection Routes and Contracts:

      Collection routes represent the value assigned upon purchase for a group of suppliers of raw materials in a similar geographic area from which the Company will derive a dependable source of raw materials. Collection routes are amortized over 3 to 5 years using the straight-line method. Certain tax deductions for tax goodwill amortization require that the income tax benefit realized from the tax goodwill amortization first reduce the carrying value of collection routes, related to the tax goodwill, until fully amortized. Contracts represent non-compete agreements that are recorded at cost and are amortized over 3 to 7 years using the straight-line method. Both collection routes and contracts represent businesses that were acquired from former competitors.

      Amortization expense for the three years ended June 30, 2003, 2002 and 2001 was approximately $1,659,302, $2,321,738 and $2,363,409, respectively. Amortization expense for the next five years is estimated to be $205,700, $205,700, $35,700, $35,700 and $35,700.

Self-Insurance Reserves:

      The Company is self-insured in various states for its workers’ compensation insurance. The Company accrues costs for actual reported claims related to self-insured workers’ compensation and for claims incurred but not reported during the year to reflect the total estimated costs.

Revenue Recognition:

      Sales are recorded at contract prices as deliveries are made; shipping charges billed to customers are included within revenues and the related costs are included within the Cost of sales. Tuition revenue is recognized as students complete course hours. Provisions for losses are determined on the basis of loss experience and assessment of prospective risks.

Comprehensive Income:

      The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components. In accordance with SFAS No. 130, the Company has presented the components of comprehensive income in its consolidated statements of shareowners’ equity.

Notes to Consolidated Financial Statements

Income Taxes:

      The Company files a consolidated federal income tax return and separate and combined state tax returns with its subsidiaries. The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the consolidated financial statements, or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Stock-Based Compensation:

      The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied.
      The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123.

Year Ended June 30,	2003	2002	2001

Net income (loss) as reported	$3,181,267	$11,085,017	$(4,173,681)
Deduct: Total stock-based employee compensation expense determined under a fair value based method for all awards, net of related tax effects	(60,400)	(81,653)	(93,808)

Pro forma net income (loss)	$3,120,867	$11,003,364	$(4,267,489)

Net income (loss) per share:
Basic and diluted — as reported	$3.12	$10.77	$(4.03)
Basic and diluted — pro forma	$3.06	$10.69	$(4.12)

Per Share Information:

      Basic net income or loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the incremental shares to be issued upon the assumed exercise of dilutive stock options.

Derivative Instruments and Hedging Activities:

      In June 1988, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities that

Notes to Consolidated Financial Statements

became effective for fiscal year 2001. The statement establishes accounting and reporting standards for derivatives instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires that the Company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 did not have an impact on the Company’s consolidated financial statements.

New Accounting Standards:

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121 it retains many of the fundamental provisions of that statement. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the Company’s consolidated financial statements.
      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, that addresses reporting classification of certain early extinguishments of debt and amends Statement 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of SFAS No. 145 did not have an impact on the Company’s consolidated financial statements.
      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have an impact on the Company’s consolidated financial statements.
      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements of Guarantees, Including Indirect guarantees of Indebtedness to Others, an interpretation of FASB Statement No. 5, 57, and 107, and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The application of this interpretation did not have an impact on the Company’s consolidated financial statements.
      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, the Statement amends the disclosure requirements of

Notes to Consolidated Financial Statements

Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements. The adoption of SFAS 148 did not have an impact on the Company’s consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This interpretation addressed the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interest in variable interest entities created after January 31, 2003, and to variable interest in variable interest entities obtained after January 31, 2003. The application of this interpretation did not have an impact on the Company’s consolidated financial statement.
      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The Company does not expect that the adoption of this standard will have an impact on the Company’s consolidated financial statements.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that the adoption of the Statement will have an impact upon the Company’s consolidated financial statements.

NOTE 2

Purchase of

Business

      On July 1, 2002, the Company, through its wholly owned subsidiary Scope Products, Inc., purchased the bakery waste recycling plant assets, raw material routes and non-compete contracts of two processing facilities in California. The transaction was accounted for as a purchase of a business. The purchase price was allocated as follows:

Plant equipment	$2,697,420
Collection routes and contracts	760,000
Other assets	42,580

Purchase price	$3,500,000

      The results of operation of the new plants since July 1, 2002 are included in the accompanying consolidated statements of operations. Had the Company purchased the plants on July 1, 2001, waste material recycling revenues for the year ended June 30, 2002, would have increased by approximately $7,400,000 and the operating income would have decreased by approximately $239,000.

Notes to Consolidated Financial Statements

In connection with the purchase described above, the Company also entered into a operating lease for the two plant facilities with an option to purchase them at a later date for $2,250,000.

NOTE 3:

Asset

Impairment
Write-off

      In fiscal 2001, the Company recorded asset impairments of $1,021,832 related to the closure and selling of two processing plants in fiscal 2002. The two plants were replaced by a new manufacturing facility placed into service in fiscal 2002. The assets written off were not utilized at the new plant and were scrapped. The charge for for impairment is reflected in Investment and other income.

NOTE 4:

Treasury

Bills and
Notes

      Treasury bills and notes with maturity due date of less than one year are classified as current while those with maturity dates longer than one year are classified as long-term. The cost is adjusted to reflect interest earned as it accrues and reduce interest premiums as the securities mature. The adjusted cost approximates the fair value of the bills and notes. The Company classified its Treasury bills and notes as available for sale securities.

NOTE 5:

Investment and

Other Income, net

      Included in Investment and other income are interest income, recognized gains on sales of investment securities, unrealized losses on investments, gains or losses on disposition of assets, loss from impairment of assets, interest expense and miscellaneous income or expenses. Unrealized losses on securities whose decline in value was deemed to be other than temporary were $353,847, $1,343,430 and $423,800 in fiscal years 2003, 2002 and 2001, respectively. A loss of $638,800, $409,425 and $116,847 was recognized based upon the equity method of accounting for an investment in fiscal 2003, 2002 and 2001, respectively.

For the years ended June 30,	2003	2002	2001

Investment and other income was comprised of:
Interest income	$508,998	$458,960	$1,373,832
Gain on sales of marketable securities	—	21,080,990	352,160
Unrealized (losses) in investments	(353,846)	(1,343,430)	—
Equity (loss) in investment	(638,800)	(409,425)	(116,847)
(Loss) from impairment of assets	—	—	(1,021,832)
Gain on disposition of assets	1,175,178	448,469	210,428
Interest expense	(198,806)	(190,403)	(310,340)
Misc. (expense)/income, net	173,710	(125,152)	124,285

Investment and other income, net	$666,434	$19,920,009	$611,686

Notes to Consolidated Financial Statements

At June 30, 2003 investments were as follows:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available-for-sale securities
–Equity securities(1)	$612,613	$1,448,887	$—	$2,061,500
–Short-term tax exempt mutual fund(2)	6,000,000	15,228	—	6,015,228
Other equity securities(3)	$6,177,300	—	—	$6,177,300

At June 30, 2002 investments were as follows:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available-for-sale securities
–Equity securities(1)	$557,845	$495,807	$—	$1,053,652
Other equity securities(3)	$6,771,420	—	—	$6,771,420

(1)	Fair values for “Equity securities” investments available-for-sale are based on quoted market prices, where available, at the reporting date.

(2)	The investment in the short-term tax-exempt mutual fund is pledged to the bank as collateral for the long-term bank debt of $5,000,000. Interest earned from the fund is paid to the Company. Fair value is based upon quoted market price at the reporting date.

(3)	At June 30, 2003, the Company held shares and warrants in Chromagen, Inc., shares in Stamet, Inc., MetaProbe, Inc., Myricom, Inc. and Hull Technologies, Inc. and at June 30, 2002 the Company held shares and warrants in the same companies except for Hull Technologies, Inc. The shares and warrants are not publicly traded and are carried at cost or adjusted cost, reflecting the equity method of accounting for investments or management’s estimated value reflecting other than temporary losses. No quoted market prices are available for these securities.

NOTE 6:

Leases

      The Company occupies certain facilities and operates a portion of its transportation equipment under long-term leases. Future minimum rental payments required under non-cancelable operating leases having lease terms in excess of one year are:

For the years ending June 30,

2004	$1,093,600
2005	912,300
2006	722,200
2007	641,700
2008	422,200
Thereafter	988,900

Total minimum lease payments	$4,780,900

Notes to Consolidated Financial Statements

Total rental expense under operating leases was $1,450,765 in 2003, $1,193,872 in 2002 and $1,234,432 in 2001.

NOTE 7:

Debt

      In June 2002, the Company issued a Notice of Redemption for its $6,000,000 outstanding tax-exempt Industrial Revenue Bonds (“IRB”), the redemption date being August 1, 2002. Federal regulations require a company to meet certain criteria during a specified period of time in order for the bonds to maintain its tax-exempt status. One of the criteria is that each bond issuance has certain capital spending limitations within a specific time before and after the issuance date. The Company determined that it would exceed the capital spending limitations before the time limitation expired and would be in jeopardy of losing the tax-exempt status. There were no prepayment penalties associated with early retirement of the bonds.

      On January 14, 2003 the Company renewed its $3,000,000 one-year line of credit agreement with its bank. The line of credit is unsecured and bears interest at either prime minus 0.25% or LIBOR plus 2.0%. At June 30, 2003 there were no outstanding borrowings against the line of credit, however, the Company issued three standby letters of credit totaling $1,100,000 against its line of credit guaranteeing surety bonds for self-insuring Workers Compensation in various states. The Letter of Credits will not be drawn upon unless the Company defaults on payments for workers compensation claims in those states.
      On July 31, 2002, the Company entered into a financing agreement with its bank borrowing $5,400,000 to partially finance the redemption of the IRB. The five-year note is collateralized by a $6,000,000 investment in a Short-term tax-exempt municipal mutual fund. The note bears interest at prime minus 1.0% or LIBOR plus 1.125%. The Company elected a one-year LIBOR contract (2.09%, at June 30, 2003). Covenants in the financing agreement require that the value of the mutual fund be at least 91% of the outstanding principal. There are no prepayment penalties; the outstanding note balance at June 30, 2003 is $5,000,000.
      In June 2003, the Company entered into an agreement with a financial institution for a $10,000,000 line of credit agreement to support the financing of two tax-exempt Industrial Revenue Bonds (“IRB”) in Texas and New Jersey where the Company is constructing new waste material recycling plants. The Company will utilize the line of credit for issuance of two $5,000,000 standby letters of credit to guarantee payment of the bonds in the event of default. Initially, the line of credit will be secured by equivalent amounts of security and cash collateral until the Company meets certain financial profitability covenants for fiscal 2003. The line of credit will then be secured by real estate of the Company.
      The weighted average interest rate for the Company’s debt was 2.5% in fiscal 2003, 3.1% in fiscal 2002 and 4.0% in fiscal 2001.

NOTE 8:

Contingent

Liabilities

      In the normal course of business, the Company and certain of its subsidiaries are defendants in various lawsuits. After consultation with counsel, management is of the opinion that these various lawsuits, individually or in the aggregate, will not have a materially adverse effect on the consolidated financial statements.

In the fourth quarter of 2002, the Company purchased its workers compensation and auto insurance policy with a high deductible on a retrospective basis. The insurance company required the Company to post a deposit based upon actuarial estimates of the Company’s expected costs related to claims occurring during the policy term. The policy is retrospective for four years after the initial expiration date. At June 30, 2003, the balance on deposit at the insurance company

Notes to Consolidated Financial Statements

is approximately $440,200. Management of the Company believes that the amount on deposit will be sufficient to pay any claims that occurred under the insured policy period.
The Company, in certain states, is self-insured for its workers’ compensation liability. In the current year, the Company was required to issue three standby letters of credit totaling $1,100,000, under its short-term line of credit. The standby letters of credit guarantee payment to the state workers’ compensation self-insurance funds in the event the Company defaulted on its payments for insurance claims in those states. The new states where the Company elected to self-insure workers’ compensation are Georgia, Illinois and Maryland. The Company has previously been self-insured in California.
The balance in the reserve for self-insured workers’ compensation was approximately $615,800 and $764,000 at June 30, 2003 and 2002, respectively. Management of the Company believes that the reserves are adequate based upon information currently available; however, there can be no assurance that final costs related to these matters will not exceed current estimates. The Company believes that any additional liability relative to such claims would not likely have a material adverse effect on the Company’s financial position.

NOTE 9:

Retirement

Plans

      The Company maintains an executive savings and profit sharing defined contribution plans for certain eligible employees. The Company’s contributions to the plans are based on matching voluntary employee contributions and on a profit sharing plan formula after certain minimum earnings levels are reached by the Company. For the years ended June 30, 2003, 2002 and 2001 the defined contribution plan expenses were $220,050, $227,614, and $227,665, respectively. The Company also sponsors a 401(k) plan for all eligible employees of the Company and contributes a certain percentage for every dollar that the employee contributes to their 401(k) account. Company contributions to the 401(k) plan for fiscal years 2003, 2002 and 2001 were $65,799, $53,913 and $80,957, respectively.

The Company had two Defined Benefit Pension Plans (“DBPP”) that were terminated in fiscal 2001. Employees under one plan received a lump sum cash distribution for the value of their benefits. Certain employees in the other plan with benefits less than $5,000 received lump sum distribution and the DBPP purchased a fully funded monthly annuity from an insurance company for the employees whose benefits exceed $5,000. The difference between the assets within the DBPP and the termination liability at June 30, 2001 was an expense of approximately $274,000 and is reflected in cost of sales and general and administrative expenses in the consolidated statements of operations.

NOTE 10:

Stock

Options

      Under the Company’s 1992 Stock Option Plan the (“1992 Plan”) that expired on January 1, 2002, the Company granted to key employees options to purchase the Company’s common stock at not less than the fair market value of such shares on the date such option is granted. Options to purchase shares expire five years after the date of grant.

Notes to Consolidated Financial Statements

      Stock option activity under the 1992 Plan was as follows:

		Weighted		Weighted
		Average		Average
	Number	Exercise	Options	Exercise
	of Shares	Price	Exercisable	Price

Outstanding at June 30, 2000	6,000	$33.60	6,000	$33.60
Exercised	(3,000)	$35.20
Expired	(3,000)

Outstanding at June 30, 2001	—

Scope Products, Inc. (“SPI”), is a wholly owned subsidiary of the Company and has its own Incentive and Non-Qualified Stock Option Plan (“SPI Plan”) for key employees of the Company. The plan may award grants in the form of incentive stock options or non-qualified stock options. Grants are made at the discretion of the Board of Directors. The options vest ratably over a seven-year period, beginning with 15% after the first year and 15% each year until the final year when the last 10% vests. The options expire seven years after date of grant. The Board of Directors determines the option price that it believes is equal to the fair market value of the SPI common stock. The Company has reserved one million shares (10%) of SPI common stock for issuance pursuant to options granted under the plan.

Stock option activity under the SPI Plan was as follows:

		Weighted		Weighted
		Average		Average
	Number	Exercise	Options	Exercise
	of Shares	Price	Exercisable	Price

Outstanding at June 30, 2000	757,500	$5.00
Granted	5,000	$5.00
Terminated	(45,000)	$5.00

Outstanding at June 30, 2001	717,500	$5.00	210,375	$5.00
Granted	70,000	$5.00
Terminated	(2,500)	$5.00

Outstanding at June 30, 2002	785,000	$5.00	317,250	$5.00
Granted	20,000	$6.00
Terminated	(35,000)	$5.00

Outstanding at June 30, 2003	770,000	$5.03	416,250	$5.00

Notes to Consolidated Financial Statements

NOTE 11:

Income Taxes

      The components of the provision (benefit) for income taxes are:

For the years ended June 30,	2003	2002	2001

Current:
Federal	$1,901,000	$5,173,000	$(2,247,000)
State	207,000	488,000	64,000

	2,108,000	5,661,000	(2,183,000)

Deferred:
Federal	(48,000)	457,000	193,000
State	28,000	20,000	15,000

	(20,000)	477,000	208,000

Total provision (benefit)	$2,088,000	$6,138,000	$(1,975,000)

Reconciliation of the provision (benefit) for income taxes computed at the U.S. Federal statutory income tax rate to the reported provision is:

For the years ended June 30,	2003	2002	2001

U.S. Federal statutory income tax	$1,792,000	$5,856,000	$(2,091,000)
State income taxes, net of Federal tax benefit	155,100	335,000	52,100
Taxes on income not recognized on books	49,000	73,000	99,000
Other	91,900	(126,000)	(35,100)

Total provision (benefit)	$2,088,000	$6,138,000	$(1,975,000)

      The major components of the deferred income tax assets and liabilities are:

At June 30,	2003	2002

Depreciation	$(82,000)	$(504,000)
Income not currently taxable	(859,000)	(475,000)
Unrealized gain on investments	(523,000)	(177,000)
Other	(25,000)	—

Total deferred income tax liabilities	(1,489,000)	(1,156,000)

Expenses not currently deductible	1,242,000	1,537,000
Recognized losses not currently deductible	1,632,000	1,269,000
Other	—	103,000

Total deferred income tax assets	2,874,000	2,909,000

Net deferred income tax asset	$1,385,000	$1,753,000

      In addition to the recognized deferred income tax benefits and liabilities, an additional unrecognized income tax benefit of approximately $3.0 million is available to the Company in subsequent operating periods resulting from tax deductions for tax goodwill amortization of approximately $8.7 million. The income tax benefit realized from tax goodwill amortization first reduced the carrying value of collection routes and contracts until the routes and contracts were fully amortized in 2003. The future tax goodwill amortization will be used to reduce income tax expense. The deduction for tax goodwill amortization will be available ratably over the next eight years.

Notes to Consolidated Financial Statements

NOTE 12:

Other

Comprehensive
Income

      Other comprehensive income (loss) consists of:

	Amount	Income Tax	Amount
	Before	(Expense)	Net of
	Taxes	Benefit	Taxes

For the year ended June 30, 2003
Unrealized holding gains arising during the year	$968,310	$(348,525)	$619,785
Reclassification adjustment	—	—	—

Other comprehensive income	$968,310	$(348,525)	$619,785

For the year ended June 30, 2002
Unrealized holding gains arising during the year	$18,947,685	$(7,488,000)	$11,459,685
Reclassification adjustment	(21,080,989)	7,589,000	(13,491,989)

Other comprehensive loss	$(2,133,304)	$101,000	$(2,032,304)

For the year ended June 30, 2001
Unrealized holding losses arising during the year	$(3,934,156)	$1,419,744	$(2,514,412)
Reclassification adjustment	(352,160)	123,256	(228,904)

Other comprehensive loss	$(4,286,316)	$1,543,000	$(2,734,316)

NOTE 13:

Business

Segment
Data

      The Company’s current operations are conducted through two primary business segments.

Waste Material Recycling

      The Company owns and operates 13 plants nationwide where bakery and snack food waste material is processed and converted into food supplement for animals. The principal customers are dairies, feed lots, pet food manufacturers and poultry farms. The Company also owns and operates one plant where bakery waste material is processed and converted into edible breadcrumbs. The principal customers are pre-packaged and restaurant supply food processors. This business segment depends upon the Company’s ability to secure the surplus and waste material, which it does under contracts with bakeries and snack food manufacturers.
      One customer represented 11%, 12% and 25% of product revenues for the Waste Material Recycling segment for the years ended 2003, 2002 and 2001, respectively. The Company does not believe that the loss of this customer or any other single customer would have a material adverse effect on the Company since the commodity product is readily marketable.

Vocational School Group

The Company owns and operates 13 beauty schools in California and Nevada in which cosmetology and manicuring are taught to students who pay tuition. Vocational programs and Federal grants and loan programs are also utilized for the students’ tuition. In addition, the public patronizes the schools for hair styling and other cosmetology services that are performed by the students under supervision of the instructors.

Notes to Consolidated Financial Statements

For the years ended June 30,	2003	2002	2001

Operating Sales and Revenues:
Waste Material Recycling	$73,902,649	$56,584,988	$54,112,493
Vocational School Group	7,108,048	6,176,954	5,107,924
Other	366,955	435,997	465,577

	$81,377,652	$63,197,939	$59,685,994

For the years ended June 30,	2003	2002	2001

Income (Loss) before Income Taxes:
Waste Material Recycling	$11,760,873	$4,208,040	$782,758
Vocational School Group	2,085,920	1,355,086	921,550
Other	57,759	98,766	154,418

	13,904,552	5,661,892	1,858,726
General & Administrative	(9,301,719)	(8,358,884)	(8,619,093)
Investment and other income	666,434	19,920,009	611,686

Income (loss) before income taxes	$5,269,267	$17,223,017	$(6,148,681)

Identifiable Assets:
Waste Material Recycling	$46,273,238	$41,836,087	$39,584,111
Vocational School Group	2,153,147	1,753,515	1,618,016
Other	5,497	105,820	228,270
Corporate	30,781,302	37,040,047	29,562,751

	$79,213,184	$80,735,469	$70,993,148

Depreciation and Amortization:
Waste Material Recycling	$8,877,172	$7,076,367	$6,717,493
Vocational School Group	233,531	235,128	226,664
Other	100,323	122,451	139,289
Corporate	74,912	41,844	34,262

	$9,285,938	$7,475,790	$7,117,708

Capital Expenditures:
Waste Material Recycling	$10,099,378	$12,144,370	$9,429,531
Vocational School Group	76,245	409,542	76,672
Other	—	—	—
Corporate	—	8,976	139,807

	$10,175,623	$12,562,888	$9,646,010

Corporate Information

Directors Babette Heimbuch Chairman & CEO First Federal Bank Of California Robert Henigson Investor Meyer Luskin William H. Mannon Retired Officer of Scope Industries Franklin Redlich Retired	Officers Meyer Luskin Chairman, President and Chief Executive Officer Eric M. Iwafuchi Vice President, Chief Financial Officer and Secretary Rudy Alvarez Controller	Independent Auditors Deloitte & Touche LLP Los Angeles, California Transfer Agent and Registrar Computershare Investor Services Denver, Colorado Securities Listed American Stock Exchange

2003

 233 Wilshire Boulevard, Suite 310

 Santa Monica, CA 90401